As filed with the Securities and Exchange Commission on May 22, 2007
Registration No. 333-
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CAPITALSOUTH BANCORP
(Exact name of registrant as specified in its charter)

Delaware	6712	63-1026645
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2340 Woodcrest Place, Suite 200
Birmingham, Alabama 35209
(205) 870-1939
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

W. Dan Puckett
CapitalSouth Bancorp
2340 Woodcrest Place, Suite 200
Birmingham, Alabama 35209
(205) 870-1939
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

J. Paul Compton, Jr., Esq. Bradley Arant Rose & White LLP One Federal Place 1819 5th Avenue North Birmingham, AL 35203 (205) 521-8000	Hugh C. Nickson, III, Esq. Miller, Hamilton, Snider & Odom, L.L.C. 101 Colonial Bank Boulevard Suite B101 Montgomery, AL 36117 (334) 265-4533

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	per Share	Offering Price	Registration Fee
Common Stock, par value $1.00 per share	1,047,619 Shares(1)	*	$8,562,380.80(2)	$262.87

*	Not applicable.

(1)	This registration statement covers the maximum number of shares of the common stock of the registrant that is expected to be issued in connection with the merger of Monticello Bancshares, Inc. with and into the registrant.

(2)	Estimated solely for purposes of determining the amount of the registration fee, in accordance with Rule 457(f)(2) under the Securities Act of 1933. Determined as of May 18, 2007.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement-prospectus is not complete and may be changed. CapitalSouth may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement-prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED          , 2007

[CapitalSouth Bancorp Logo]	[Monticello Bancshares, Inc. Logo]

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

The board of directors of each of CapitalSouth Bancorp and Monticello Bancshares, Inc. has unanimously approved a merger of Monticello into CapitalSouth.

CapitalSouth will issue to the holders of all of the shares of Monticello common stock total consideration in this merger in the form of:

•	1,047,619 shares of CapitalSouth common stock,

•	$14,000,000 in cash, and

•	a promissory note in the original principal amount of $8,000,000.

The merger agreement cannot be approved unless it is approved by the holders of a majority of the shares of Monticello common stock entitled to vote at a special meeting of the Monticello shareholders and by the holders of a majority of the shares of CapitalSouth common stock entitled to vote at a special meeting of the CapitalSouth stockholders. The board of directors of each of CapitalSouth and Monticello is sending this joint proxy statement-prospectus to you to ask for your vote in favor of the merger agreement.

This joint proxy statement-prospectus describes the merger agreement and the merger in more detail. Enclosed with this joint proxy statement-prospectus is the full merger agreement and notice of meeting and the proxy card for the meeting of the shareholders of Monticello and the stockholders of CapitalSouth. Please read all of these materials carefully. In particular, please read carefully the information under the section entitled “Risk Factors” beginning on page 20 of this joint proxy statement-prospectus.

This document is also the prospectus for up to 1,047,619 shares of CapitalSouth common stock to be issued pursuant to the merger.

•	Shares of CapitalSouth common stock are quoted on The Nasdaq Global Market under the symbol “CAPB.”

•	At a special meeting of the Monticello board of directors on February 28, 2007, the financial advisor to Monticello, McKinnon & Company, Inc., issued a verbal opinion that the merger consideration was fair from a financial point of view to the Monticello shareholders. This fairness opinion was confirmed in writing as of the date hereof, and the fairness opinion is attached to this joint proxy statement-prospectus as Appendix B. The opinion is described in greater detail in the section titled “Opinion of Financial Advisor to Monticello” on page 42 of this joint proxy statement-prospectus.

•	We expect that the merger generally will be treated as a tax-free transaction for Monticello shareholders except to the extent Monticello shareholders receive cash in exchange for their shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities that CapitalSouth is offering through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of CapitalSouth Bancorp, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement-prospectus is          , 2007, and it is being mailed or otherwise delivered to the stockholders of CapitalSouth and the shareholders of Monticello on or about that date.

CAPITALSOUTH BANCORP
2340 Woodcrest Place, Suite 200
Birmingham, Alabama 35209

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON          , 2007

To the Stockholders of CapitalSouth Bancorp:

CapitalSouth Bancorp will hold a special meeting of stockholders at the main office of CapitalSouth Bank, located at 2340 Woodcrest Place, Suite 200, Birmingham, Alabama on          , 2007, at      a.m., Birmingham, Alabama time, for the following purposes:

1.  Merger.  To approve the merger agreement and the issuance of shares of CapitalSouth Bancorp common stock in connection with the Agreement and Plan of Merger dated February 28, 2007, by and between CapitalSouth Bancorp and Monticello Bancshares, Inc. and joined in by James C. Bowen, pursuant to which Monticello will merge with and into CapitalSouth. A copy of the merger agreement is attached to the accompanying joint proxy statement-prospectus as Appendix A.

2.  Other Business.  To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

Only stockholders of record at the close of business on          , 2007, the record date, are entitled to notice of and to vote at the special meeting or any adjournments or postponements of the special meeting. The approval of the merger agreement requires the affirmative vote of a majority of the shares of CapitalSouth Bancorp common stock entitled to be cast on the merger agreement and with respect to the issuance of shares in connection with the proposed merger.

After careful consideration, your board of directors supports the merger and recommends that you vote FOR approval of the merger agreement and the issuance of shares in connection with the proposed merger.

We do not know of any other matters to be presented at the special meeting, but if other matters are properly presented, the persons named as proxies will vote on such matters at their discretion.

By Order of the Board of Directors

W. Dan Puckett
Chairman & Chief Executive Officer

Birmingham, Alabama
          , 2007

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the special meeting, please take the time to vote by completing, signing and mailing the enclosed proxy card in the accompanying postage-paid envelope. You may revoke your proxy at any time before it is voted by giving written notice of revocation to CapitalSouth’s secretary, or by filing a properly executed proxy of a later date with CapitalSouth’s secretary, at or before the meeting. You may also revoke your proxy by attending and voting your shares in person at the meeting.

MONTICELLO BANCSHARES, INC.
10696 St. Augustine Road
Jacksonville, Florida 32257

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON          , 2007

To the Shareholders of Monticello Bancshares, Inc.:

Monticello will hold a special meeting of shareholders at the main office of Monticello Bank, located at 10696 St. Augustine Road, Jacksonville, Florida on          , 2007, at      a.m., Jacksonville, Florida time, for the following purposes:

1.  Merger.  To approve the Agreement and Plan of Merger dated February 28, 2007, by and between CapitalSouth Bancorp and Monticello Bancshares, Inc. and joined in by James C. Bowen, pursuant to which Monticello will merge with and into CapitalSouth. A copy of the merger agreement is attached to the accompanying joint proxy statement-prospectus as Appendix A. Please see the section titled “Effect of the Merger on Monticello Common Stock” on page 49 of the accompanying joint proxy statement-prospectus for more details on the number of CapitalSouth shares or amount of cash you would be authorized to receive in the merger.

2.  Other Business.  To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

Only shareholders of record at the close of business on          , 2007, the record date, are entitled to notice of and to vote at the special meeting or any adjournments or postponements of the special meeting. The approval of the merger agreement requires the affirmative vote of a majority of the shares of Monticello common stock entitled to be cast on the merger agreement.

After careful consideration, your board of directors supports the merger and recommends that you vote FOR approval of the merger agreement.

Monticello’s shareholders have dissenters’ rights with respect to the merger under Florida law. Monticello shareholders who wish to assert their dissenters’ rights and who comply with the procedural requirements of Section 607.1301 through Section 607.1333 of the Florida Business Corporation Act will be entitled to receive payment of the fair value of their shares in cash in accordance with Florida law. A copy of Section 607.1301 through Section 607.1333 of the Florida Business Corporation Act is attached as Appendix C to the accompanying joint proxy statement-prospectus.

We do not know of any other matters to be presented at the special meeting, but if other matters are properly presented, the persons named as proxies will vote on such matters at their discretion.

By Order of the Board of Directors

James C. Bowen
Chairman and Chief Executive Officer

Jacksonville, Florida
          , 2007

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the special meeting, please take the time to vote by completing, signing and mailing the enclosed proxy card in the accompanying postage-paid envelope. You may revoke your proxy at any time before it is voted by giving written notice of revocation to Monticello’s secretary, or by filing a properly executed proxy of a later date with Monticello’s secretary, at or before the meeting. You may also revoke your proxy by attending and voting your shares in person at the meeting.

i

COMMON QUESTIONS AND ANSWERS ABOUT THE PROPOSED MERGER

Q:	What am I being asked to vote on?

A:	The stockholders of CapitalSouth and the shareholders of Monticello are being asked to approve the merger of Monticello with and into CapitalSouth.

Q:	How does my board of directors recommend I vote on the merger?

A:	The boards of directors of both CapitalSouth and Monticello unanimously recommend that the stockholders of CapitalSouth and the shareholders of Monticello vote “FOR” approval of the merger.

Q:	Why is my board of directors recommending that I vote for approval of the merger?

A:	The boards of directors of both Monticello and CapitalSouth believe the merger is a strategic opportunity to combine the two companies, which is expected to create greater long — term growth opportunities and increase stockholder value.

Q:	What will Monticello shareholders receive in the merger?

A:	As consideration for the merger, CapitalSouth will issue:

• 1,047,619 shares of CapitalSouth common stock,

• $14,000,000 in cash, and

• a promissory note in the original principal amount of $8,000,000.

James C. Bowen, owner of 48.05556% of the issued and outstanding common shares of Monticello, will receive:

• a cash payment of $8,044,444,

• the promissory note, and

• the number of shares of CapitalSouth common stock that is necessary to cause James C. Bowen to receive an aggregate of 48.05556% of the total consideration paid to all shareholders of Monticello in the merger.

The number of shares to be issued by CapitalSouth to Mr. Bowen shall be calculated by determining the average of the closing per share trading prices of CapitalSouth common stock over a 15 trading day period preceding the fifth trading day prior to the closing date of the merger. Though the number of shares of CapitalSouth common stock to be issued in the merger is fixed, the value of the stock component of the merger consideration will fluctuate with the market price of the CapitalSouth common stock prior to the closing of the merger. On February 28, 2007, the date of the merger agreement, the closing price of CapitalSouth common stock was $18.62 per share. On , the date of this joint proxy statement-prospectus, the closing price of CapitalSouth common stock was $ per share. There is no established public market for the Monticello common stock and the stock is not quoted on any stock exchange and is not traded over the counter.

Upon completion of the merger, and in the absence of an election to the contrary, each holder of shares of Monticello common stock other than James C. Bowen shall receive consideration per share equal to:

• $3,980.99 in cash, and

• 0.06684% of the number of shares of CapitalSouth common stock remaining from the aggregate amount to be issued after subtracting the number of shares allocated to James C. Bowen.

Such other shareholders of Monticello will have the right to elect to receive more cash or stock subject to the limitations that CapitalSouth will issue to all Monticello shareholders in the merger: (i) a total of 1,047,619 shares of CapitalSouth common stock and (ii) cash equal to $14,000,000. The holders of shares of Monticello common stock other than James C. Bowen shall not have the right to elect to receive any consideration for their shares in the form of a promissory note.

The total number of shares to be issued by CapitalSouth in the merger is subject to appropriate adjustment in the event of certain stock splits, stock dividends, reclassifications or similar distributions effected by CapitalSouth. No fractional shares of CapitalSouth common stock will be issued in the merger, and in lieu thereof, each Monticello shareholder that otherwise would have been entitled to receive a fractional share of CapitalSouth common stock will be entitled to receive a cash payment in an amount equal to the product of:

• the fractional part of a share of CapitalSouth common stock to which such holder otherwise would have been entitled, and

• the average of the closing per share trading prices of CapitalSouth common stock for the 15 trading days preceding the fifth trading day immediately prior to the closing date of the merger.

The following table sets forth examples of the calculation of various items described herein (without adjustment for fractional shares) at selected average market price levels of CapitalSouth common stock. Because the number of shares of CapitalSouth common stock to be issued in the merger is fixed, the “Total Merger Value” (or TMV) shown below will fluctuate depending on the average market price of CapitalSouth’s common stock.

					Bowen Stock
Average		Bowen		Total	Consideration	Bowen		Bowen
Market	Bowen Cash	Promissory	CapitalSouth	Merger	(Number of	Aggregate	Bowen %	Value per
Price	Consideration	Note	Shares	Value	Shares)	Value	of TMV	Share

$16.00	$8,044,444	$8,000,000	1,047,619	$38,761,904	161,425.3	$18,627,248.31	48.05556%	$13,458.99
$17.00	$8,044,444	$8,000,000	1,047,619	$39,809,523	181,543.7	$19,130,687.44	48.05556%	$13,822.75
$18.00	$8,044,444	$8,000,000	1,047,619	$40,857,142	199,426.8	$19,634,126.57	48.05556%	$14,186.51
$19.00	$8,044,444	$8,000,000	1,047,619	$41,904,671	215,427.5	$20,137,565.70	48.05556%	$14,550.26
$20.00	$8,044,444	$8,000,000	1,047,619	$42,952,380	229,828.0	$20,641,004.83	48.05556%	$14,914.02

							Other
				Other	Other		Share-
Remaining	Other	Other Share-	Other	Shareholder	Shareholder	Other Share-	holder Total
CapitalSouth	Shareholder	holder Total	Shareholder	Cash per	Stock Exchange	holder Stock	Value per
Shares	Cash	Value	Total %	Share	Ratio (#: 1)	Value per Share	Share

886,193.7	$5,955,556	$20,134,655.69	51.94444%	$3,980.99	592.3755	$9,478.01	$13,458.99
866,075.3	$5,955,556	$20,678,835.56	51.94444%	$3,980.99	578.9273	$9,841.76	$13,822.75
848,192.2	$5,955,556	$21,223,015.43	51.94444%	$3,980.99	566.9734	$10,205.52	$14,186.51
832,191.5	$5,955,556	$21,767,195.30	51.94444%	$3,980.99	556.2778	$10,569.28	$14,550.26
817,791.0	$5,955,556	$22,311,375.17	51.94444%	$3,980.99	546.6517	$10,933.03	$14,914.02

Q:	Will James C. Bowen receive a different amount of consideration per share in the merger than the other Monticello shareholders?

A:	No. James C. Bowen and the other holders of Monticello common stock are entitled to receive the same amount of consideration per share in the merger.

Q:	Are Monticello shareholders guaranteed to receive their election of cash, CapitalSouth common stock, or a combination of both in exchange of their shares of Monticello common stock?

A:	No. CapitalSouth and Monticello are not required to give each Monticello shareholder the type(s) of consideration that the shareholder elected because all shareholder elections are subject to adjustment to the extent necessary to ensure that CapitalSouth will issue to all Monticello shareholders a total of $14,000,000 of cash and 1,047,619 shares of CapitalSouth common stock. The degree to which a particular shareholder may receive the types of consideration elected depends on other shareholders making contrary elections in sufficient quantities.

Q:	Are Monticello shareholders who do not make an election or who elect to receive $3,980.99 and 0.06684% of the number of shares of CapitalSouth common stock remaining from the aggregate amount to be issued after subtracting the number of shares allocated to James C. Bowen guaranteed to receive that amount of cash and shares for each share of their Monticello common stock?

A:	Yes.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement-prospectus, please indicate on your proxy card how you want to vote with respect to the merger agreement. Sign and return the proxy card in the enclosed prepaid return envelope marked “Proxy” as soon as possible, so that your shares may be represented and voted at the special meeting to be held on , 2007 in the case of CapitalSouth, and on , 2007 in the case of Monticello.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares held by it in “street name” only if you provide instructions to it on how to vote. You should instruct your broker to vote your shares, following the directions provided by your broker. Your failure to instruct your broker to vote your shares will be the equivalent of voting against the approval of the merger agreement.

Q:	What if I do not vote?

A:	If you fail to respond, it will have the same effect as a vote against the merger.

• If you respond and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the merger.

• If you respond and indicate that you are abstaining from voting, your proxy will have the same effect as a vote against the merger.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. There are three ways in which you may revoke your proxy and change your vote prior to the special meeting:

• You may send a written notice to the Secretary of Monticello or Secretary of CapitalSouth stating that you would like to revoke your proxy.

• You may complete and submit a new proxy card.

• You may attend the meeting and vote in person, if you are a holder of record. Simply attending the meeting, however, will not revoke your proxy.

If your shares are held in an account at a broker or bank, you should contact your broker or bank to change your vote.

Q:	Should I send in my stock certificates now?

A:	No. Prior to or contemporaneous with the expected completion of the merger, CapitalSouth will send Monticello shareholders written instructions explaining how they should exchange their stock certificates.

Q:	When do you expect the merger to be completed?

A:	CapitalSouth and Monticello expect the merger to be completed during the third quarter of 2007. CapitalSouth and Monticello are working towards completing the merger as quickly as possible. To do so, the shareholders of Monticello and the stockholders of CapitalSouth must approve the merger agreement and the merger, CapitalSouth must obtain the banking and other regulatory approvals that are necessary to complete the merger, and each of the conditions to closing set forth in the merger agreement must be satisfied or waived.

Q:	Whom should I call with questions or to obtain copies of this joint proxy statement-prospectus?

A:	You should contact Carol W. Marsh of CapitalSouth, telephone (205) 870-1939 or James C. Bowen of Monticello, telephone (904) 262-5555.

v

SUMMARY

This brief summary highlights selected information from this joint proxy statement-prospectus. It does not contain all of the information that is important to you. Each item in this summary refers to the page where that subject is discussed in more detail. You should carefully read the entire document and other documents to which we refer to fully understand the merger. See “Where You Can Find More Information” on page 180 of this joint proxy statement-prospectus on how to obtain copies of those documents. In addition, the Agreement and Plan of Merger (hereinafter, the merger agreement), is attached as Appendix A to this joint proxy statement-prospectus. CapitalSouth and Monticello encourage you to read the merger agreement because it is the legal document that governs the merger.

Information About CapitalSouth (See page 71)

CapitalSouth Bancorp
2340 Woodcrest Place, Suite 200
Birmingham, Alabama 35209
(205) 870-1939

CapitalSouth is a bank holding company headquartered in Birmingham, Alabama. CapitalSouth owns CapitalSouth Bank, an Alabama banking corporation. CapitalSouth, through CapitalSouth Bank, engages in a full range of banking services from nine banking offices located in the metropolitan areas of Birmingham, Huntsville and Montgomery, Alabama and Jacksonville, Florida and one commercial loan production office in Atlanta, Georgia. As of March 31, 2007, CapitalSouth had consolidated total assets of $505.6 million, deposits of $444.7 million and stockholder equity of $42.0 million.

CapitalSouth’s business is focused upon serving the needs of small to medium-sized business borrowers and individuals in the metropolitan markets it serves. Through CapitalSouth Bank, CapitalSouth offers a range of commercial banking services. CapitalSouth’s lending focuses upon loans that are secured primarily by single and multi-family real estate, residential construction loans, loans secured by owner-occupied commercial buildings and other types of commercial loans to a variety of small and medium-sized businesses for a variety of purposes. CapitalSouth’s principal source of funds for loans and investing in securities is core deposits. CapitalSouth offers a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. CapitalSouth obtains most of its deposits from individuals and businesses in its market areas. In the Birmingham, Alabama and Jacksonville, Florida areas, CapitalSouth supplements its branch facilities with a courier service that picks up deposits from local business customers. CapitalSouth actively pursues business relationships by using the business contacts of its board of directors, senior management and local bank officers, thereby capitalizing on its knowledge of its local marketplaces.

CapitalSouth routinely evaluates opportunities to acquire bank holding companies, banks and other financial institutions, including savings and loan holding companies. Thus, at any particular point in time, including the date of this document, discussions, and in some cases, negotiations and due diligence activities leading to the execution of preliminary or definitive acquisition agreements may occur or be in progress. These transactions may involve CapitalSouth acquiring such financial institutions in exchange for cash or capital stock, and, depending on the terms of these transactions, may dilute the CapitalSouth common stock to be issued to the holders of Monticello common stock in the merger.

Information About Monticello (See page 135)

Monticello Bancshares, Inc.
10696 St. Augustine Road
Jacksonville, Florida 32257
(904) 262-5555

Monticello is a savings and loan holding company headquartered in Jacksonville, Florida. Monticello owns Monticello Bank, a federal savings bank. Monticello, through Monticello Bank, engages in a full range of consumer banking services from two retail branch offices, including its headquarters office, in Florida and a wholesale residential mortgage origination facility in Georgia. As of March 31, 2007, Monticello had consolidated total assets of $239.6 million, deposits of $181.4 million and shareholder equity of $20.4 million.

Monticello Bank is currently operating under a Cease and Desist Order (C&D) issued in January 2006 by the Office of Thrift Supervision (OTS), primarily concerning certain lending practices previously engaged in at Monticello Bank, including violations of the limitations on loans to one borrower and failure to comply with applicable real estate lending standards, appraisal standards and requirements applicable to transactions with affiliates. The C&D required Monticello Bank to revise various aspects of its loan policies within 60 days of the date of the C&D. Monticello Bank believes that it has fully addressed the matters raised in the C&D. CapitalSouth has reviewed the steps taken by Monticello Bank to remedy the violations and deficiencies cited in the C&D. CapitalSouth also understands that such steps subsequently have been examined by the OTS. CapitalSouth plans to promptly convert Monticello Bank to CapitalSouth Bank’s lending policies and procedures and thereby further mitigate any risk associated with prior practices at Monticello Bank. The C&D continues until terminated by the OTS. However, if the contemplated merger of Monticello Bank into CapitalSouth Bank occurs, the C&D will not be applicable to CapitalSouth because the existence of Monticello Bank will have ceased and CapitalSouth Bank is subject to regulation by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Alabama State Banking Department and not the OTS.

The Merger (See page 35)

Under the terms of the merger agreement, Monticello will merge with and into CapitalSouth. CapitalSouth will be the surviving entity after the merger and Monticello will cease to exist. The surviving corporation will be called “CapitalSouth Bancorp.” It is also presently anticipated that immediately following the merger of Monticello with and into CapitalSouth, Monticello Bank will merge with and into CapitalSouth Bank for no additional consideration. In such case, CapitalSouth Bank will be the surviving entity and Monticello Bank will cease to exist.

The principal merger agreement is attached to this joint proxy statement-prospectus as Appendix A and is incorporated into this joint proxy statement-prospectus by reference. All Monticello shareholders and CapitalSouth stockholders are encouraged to read this document carefully, as it is the document that governs the merger.

Reasons for the Merger (See page 40)

CapitalSouth

In approving the merger agreement, the CapitalSouth board considered many factors. (See the “Recommendation of the CapitalSouth Board of Directors and Reasons for the Merger” section on page 40 of this joint proxy statement-prospectus). Some of these factors may be summarized as follows:

•	the information presented by Monticello’s management concerning Monticello’s business, operations, earnings, asset quality and financial condition;

•	the ability of Monticello to contribute to CapitalSouth’s earnings after the merger;

•	the financial terms of the merger, including the relationship of the consideration value to the book value, tangible book value, earnings per share and core deposits of Monticello;

•	the compatibility of Monticello’s management team, strategic objectives and geographic footprint with those of CapitalSouth; and

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

Monticello

In approving the merger agreement, the Monticello board considered many factors. (See the “Recommendation of the Monticello Board of Directors and Reasons for the Merger” section on page 40 of this joint proxy statement-prospectus). Some of these factors may be summarized as follows:

•	the Monticello board of directors’ understanding of strategic options available to Monticello and the assessment of those options by the board and certain members of executive management as to the prospects and estimated results of the execution of its business plan as an independent entity under various scenarios, and the determination that none of those strategic options or the execution of its business plan under the best case scenarios were likely to create greater value on a present value basis for shareholders than the merger consideration being paid by CapitalSouth;

•	the ability of Monticello shareholders to continue to participate in the future of the combined entity by receiving CapitalSouth common stock and ability of shareholders to elect to receive approximately 50% of the merger consideration in cash to moderate the effects of market fluctuations in CapitalSouth common stock and that shareholders would have potential value appreciation by owning the common stock of a highly-regarded and profitable financial institution operating in the southeastern region of the United States;

•	information concerning the business, earnings, operations, financial condition, strategic initiatives and general prospects of CapitalSouth as compared to the other institutions and the expected performance of CapitalSouth and Monticello on a combined basis. In particular, the Monticello board of directors considered the market value and trading history of the common stock of CapitalSouth in comparison to its peer institutions, and in comparison to Monticello’s common stock, the combined franchise and geographic coverage that would result from a merger with CapitalSouth and the relative prospects of continued growth and performance of CapitalSouth based upon the expected interest rate environment in the near term and the structure of CapitalSouth’s balance sheet and operating strategy;

•	the opinion rendered by McKinnon & Company, Inc., as financial advisor to Monticello, that, subject to the assumptions and limitations set forth therein, the merger consideration was, as of the date of the opinion, fair, from a financial point of view, to Monticello’s shareholders;

•	the potential efficiencies and synergies that could result from a combination with CapitalSouth and the wider array of products and services that would be available to the current customers and communities served by Monticello and the prospect that the combined entity would be better able to capitalize on opportunities to provide increased financial services to Monticello customers;

•	the results of the due diligence review conducted on CapitalSouth, including the likelihood of the transaction receiving the requisite regulatory approvals in a timely manner;

•	the effect of the merger on the depositors, customers and the communities served by Monticello. The acquisition by CapitalSouth was deemed to be an opportunity to provide depositors, customers and the communities served by Monticello with increased financial services and access to financial services throughout a wider market area;

•	that many of Monticello’s current employees would remain involved with the combined entity, including Mr. Bowen joining CapitalSouth’s board of directors, which would help the surviving entity deal with transition issues;

•	the current and prospective economic, competitive and regulatory environment and associated compliance costs facing Monticello and independent community banking institutions generally;

•	a review, with the assistance of its financial and legal advisors, of the terms of the merger agreement, the structure of the merger and the mix of cash and common stock consideration, including the fact that the merger is intended to qualify as a transaction of a type that is generally tax-free for U.S. federal income tax purposes as to the stock component of the merger consideration;

•	the opportunity for shareholders of Monticello, whose stock is currently not traded on any public market, to receive cash or shares of common stock (or some combination thereof) of a larger and more diversified financial institution, the common stock of which is publicly traded; and

•	the likelihood of regulatory and shareholder approvals and estimated transactional and severance costs associated with the merger and payments that could be triggered upon termination of or failure to consummate the merger.

Opinion of Financial Advisor of Monticello (See page 42)

In deciding to approve the merger, Monticello’s board considered the verbal opinion of its financial advisor, McKinnon & Company, Inc., that the merger consideration was fair, from a financial point of view, to the shareholders of Monticello. The full text of its opinion, confirmed in writing as of the date hereof, is attached as Appendix B of this joint proxy statement-prospectus. The McKinnon & Company opinion does not constitute a recommendation to any Monticello shareholder as to how to vote at the meeting or the form of consideration a Monticello shareholder should elect in the merger. All Monticello shareholders are encouraged to read the opinion carefully and in its entirety to understand the assumptions made, matters considered and limitations of the review undertaken by McKinnon & Company in rendering its fairness opinion. For its services, McKinnon & Company will receive 1% of the aggregate value of the consideration to be received by Monticello shareholders at the time of closing, which would currently amount to approximately $400,000, plus actual expenses incurred up to a limit of $10,000.

Meeting of CapitalSouth Stockholders To Be Held On          , 2007 (See page 30)

The meeting of CapitalSouth stockholders will be held at      a.m., Birmingham, Alabama time on          , 2007 at the main office of CapitalSouth Bank at 2340 Woodcrest Place, Suite 200, Birmingham, Alabama. At the meeting, CapitalSouth stockholders will be asked to consider and vote to approve the merger agreement which provides for the merger of Monticello into CapitalSouth and the issuance of shares in connection with the proposed merger.

Meeting of Monticello Shareholders To Be Held On          , 2007 (See page 30)

The meeting of Monticello shareholders will be held at      a.m., Jacksonville, Florida time on          , 2007 at the main office of Monticello Bank at 10696 St. Augustine Road, Jacksonville, Florida. At the meeting, Monticello shareholders will be asked to consider and vote to approve the merger agreement which provides for the merger of Monticello into CapitalSouth.

Record Date for CapitalSouth’s Stockholders Set At          , 2007 (See page 31)

You can vote at the meeting if you owned CapitalSouth common stock at the close of business on          , 2007. As of that date, there were          shares of CapitalSouth common stock issued and outstanding and entitled to be voted at the meeting. The affirmative vote of the holders of a majority of the shares of CapitalSouth common stock entitled to be cast with respect to the merger agreement and the issuance of shares in connection with the proposed merger is required. If you do not vote your shares of common stock, it will have the effect of a vote against the merger.

As of the close of business on the record date, CapitalSouth directors and executive officers and their affiliates beneficially owned and were entitled to vote approximately          shares of CapitalSouth common stock, which represents approximately     % of CapitalSouth stock issued and outstanding on that date.

Record Date for Monticello’s Shareholders Set At          , 2007 (See page 31)

You can vote at the meeting if you owned Monticello common stock at the close of business on          , 2007. As of that date, there were          shares of Monticello common stock issued and outstanding and entitled to be voted at the meeting. The affirmative vote of the holders of a majority of the shares of Monticello common stock entitled to be cast on the merger agreement is required. If you do not vote your shares of common stock, it will have the effect of a vote against the merger.

As of the close of business on the record date, Monticello directors and executive officers and their affiliates beneficially owned and were entitled to vote approximately          shares of Monticello common stock, which represents approximately     % of Monticello stock issued and outstanding on that date. James C. Bowen is the owner of 48.05556% of the issued and outstanding Monticello common stock and thus has the ability to significantly influence the action taken by the Monticello shareholders. In order to induce CapitalSouth to execute the merger agreement, directors and officers of Monticello, including Mr. Bowen, representing 79.17% of the issued and outstanding Monticello shares executed agreements to vote in favor of the merger at the special meeting of Monticello shareholders.

CapitalSouth Will Be the Surviving Corporation (See page 35)

Monticello will be merged with and into CapitalSouth, and CapitalSouth will be the surviving corporation after the merger. The directors and officers of CapitalSouth before the merger will continue to serve as the directors and officers of CapitalSouth after the merger. Certain officers of Monticello will become officers of CapitalSouth immediately following the merger. Contemporaneous with the effective date of the merger, the board of directors of CapitalSouth will appoint James C. Bowen as a director of CapitalSouth.

It is presently anticipated that immediately following the merger of Monticello with and into
CapitalSouth, Monticello Bank, a federal savings bank and wholly-owned subsidiary of Monticello, will be merged with and into CapitalSouth Bank, an Alabama banking corporation and wholly-owned subsidiary of CapitalSouth, for no additional consideration. In such case, CapitalSouth Bank will be the surviving bank after that merger and Monticello Bank will cease to exist.

Merger Consideration (See page 35)

Capital South will issue to the holders of all of the shares of Monticello common stock total consideration consisting of:

•	1,047,619 shares of CapitalSouth common stock,

•	$14,000,000 of cash, and

•	a promissory note in the original principal amount of $8,000,000.

James C. Bowen, owner of 48.05556% of the issued and outstanding common shares of Monticello will receive a total amount of consideration equal to:

•	a cash payment of $8,044,444,

•	the promissory note and

•	the number of shares of CapitalSouth common stock that is necessary to cause James C. Bowen to receive an aggregate of 48.05556% of the total consideration paid to all shareholders of Monticello in the merger.

The promissory note to be issued by CapitalSouth to Mr. Bowen shall bear interest at a rate equal to the thirty (30) day London Interbank Offered Rate (LIBOR) plus one-half percent (0.5%) per annum, which interest rate shall be determined on the first business day of each month during the term of such note. The note shall be for a five (5) year term, shall be payable quarterly on the basis of a 5-year amortization period, and shall allow CapitalSouth to prepay any or all accrued and unpaid interest and principal at any time without penalty. The number of shares to be issued by CapitalSouth to Mr. Bowen shall be calculated by determining the average of the closing per share trading prices of CapitalSouth common stock over a 15 trading day period preceding the fifth trading day prior to the closing date of the merger. On February 28, 2007, the date of the merger agreement, the closing price of CapitalSouth common stock was $18.62 per share. On          , the date of this joint proxy statement-prospectus, the closing price of CapitalSouth common stock was $      per share.

Upon completion of the merger, and in the absence of an election to the contrary, each holder of shares of Monticello other than James C. Bowen shall receive consideration per share equal to:

•	$3,980.99 in cash, and

•	0.06684% of the number of shares of CapitalSouth common stock remaining from the aggregate amount to be issued after subtracting the shares allocated to James C. Bowen.

Such other shareholders of Monticello will have the right to elect to receive more cash or stock subject to the limitations that CapitalSouth will issue to all Monticello shareholders (i) a total of 1,047,619 shares of CapitalSouth common stock and (ii) cash equal to $14,000,000.

The price of CapitalSouth common stock will fluctuate prior to completion of the merger. The market value of a share of CapitalSouth common stock as of the effective time of the merger may differ from the average market price used to determine the number of shares allocated to James C. Bowen and therefore the number of CapitalSouth common stock a Monticello shareholder is entitled to receive per Monticello share may be higher or lower depending on the average market price used to calculate the allocation of the 1,047,619 shares of CapitalSouth common stock to be issued in the merger.

In the case of fractional shares, a Monticello shareholder will receive cash instead of a fractional share. The cash payment for a fractional share will be based upon the average of the closing per share trading prices of CapitalSouth common stock for the 15 trading days preceding the fifth trading day immediately prior to the closing date of the merger.

Because the market price of CapitalSouth common stock will fluctuate prior to the merger, a Monticello shareholder may not know the exact number of shares of CapitalSouth common stock that he or she will receive when he or she votes on the merger or before the deadline for making a cash or stock election. CapitalSouth common stock is quoted on The Nasdaq Global Market under the symbol “CAPB.” You should obtain current stock price quotations from a newspaper, the Internet or your broker in making your decision. We encourage you to obtain information on the market value of CapitalSouth common stock that is more recent than that provided in this joint proxy statement-prospectus.

Optional Cash Election

At their option, the holders of Monticello common stock other than James C. Bowen may elect, subject to certain limitations, to receive:

•	shares of CapitalSouth common stock only,

•	cash only, or

•	any proportion of cash and whole shares of CapitalSouth common stock that such holder desires to receive as payment in exchange for a portion or all of the shares of Monticello common stock they own,

instead of receiving $3,980.99 in cash and 0.06684% of the remaining shares of CapitalSouth common stock per share of Monticello common stock.

The aggregate amount of cash that will be paid to Monticello shareholders other than James C. Bowen in the merger will be equal to $5,955,556. The aggregate number of shares that will be paid to Monticello shareholders other than James C. Bowen in the merger will be equal to the number of shares remaining from the aggregate amount to be issued after subtracting the number of shares allocated to James C. Bowen. To the extent that total cash elections from Monticello shareholders exceed the aggregate cash consideration available, a portion of the Monticello shares for which a cash election was made representing this excess will be reallocated to the stock election on a proportional basis across all persons who elected to receive cash in lieu of the stock consideration, as described in more detail in the accompanying joint proxy statement-prospectus. To the extent that total stock elections from Monticello shareholders exceed the aggregate stock consideration available, a portion of the Monticello shares for which a stock election was made representing this excess will be reallocated to the cash election on a proportional basis across all persons who elected to receive stock in lieu of the cash consideration. Monticello shareholders who make no election or who elect to receive $3,980.99 in cash and 0.06684% of the remaining shares of CapitalSouth common stock shall not be subject to an over-election adjustment. The election options are described in the section titled “Effect of the Merger on Monticello Common Stock” on page 49 of this joint proxy statement-prospectus.

Federal Income Tax Consequences for Monticello Shareholders (See page 61)

The merger will result in different United States federal income tax consequences for Monticello shareholders depending on whether they receive shares of CapitalSouth common stock or cash, or a combination of CapitalSouth common stock and cash, in exchange for their shares of Monticello common stock.

Conversion to CapitalSouth common stock

CapitalSouth expects that for United States federal income tax purposes, Monticello shareholders will not recognize any gain or loss in the merger to the extent that you receive CapitalSouth common stock in exchange for your Monticello common stock, provided that you may recognize gain or loss with respect to any cash that you receive instead of a fractional share of CapitalSouth common stock. For purposes of determining whether the gain which you realize on future sales of CapitalSouth common stock is long-term or short-term capital gain, your holding period for the CapitalSouth common stock received in the merger generally will include your holding period for the shares of Monticello common stock you exchange in the merger.

Cash consideration

Monticello shareholders may recognize gain or loss in the event that they receive cash in exchange for their shares of Monticello. Monticello shareholders will recognize gain to the extent the cash received exceeds their tax basis in the Monticello common stock.

This tax treatment may not apply to all Monticello shareholders, including shareholders who are non-U.S. persons, corporations, financial institutions, insurance companies or dealers in securities. You should consult your own tax advisor for a full understanding of the merger’s tax consequences for you.

Monticello’s Shareholders Will Have Dissenters’ Rights as a Result of the Merger (See page 59)

Under Florida law, those shareholders of Monticello who do not vote for the merger and who follow certain procedures as required by Florida law and described in this joint proxy statement-prospectus will be entitled to exercise dissenters’ rights and receive the “fair value” of their shares in cash under Florida law. If Monticello shareholders assert and perfect their dissenters’ rights, they will not receive the merger consideration but will be entitled to receive the “fair value” of their Monticello shares in cash as determined in accordance with Florida law. Appendix C to this joint proxy statement-prospectus includes the relevant portions of Florida law regarding these rights.

A provision of the merger agreement gives CapitalSouth the right to terminate the merger agreement in the event that holders of more than five percent (5%) of the issued and outstanding shares of Monticello vote against the merger, and provide written notice to Monticello before the vote is taken that, if the merger is effectuated, such shareholders intend to exercise their dissenters’ rights.

Interests of Certain Persons in the Merger (See page 46)

Some of the directors and executive officers of Monticello have interests in the merger that are different from, or in addition to, the interests of the Monticello shareholders. Among those are certain employment agreements, as well as certain rights to indemnification and the rights to participate in the employee benefit plans of CapitalSouth. Some of the directors and executive officers of CapitalSouth also have interests that are different from, or in addition to, the interests of the CapitalSouth stockholders. The officers in question have bonus compensation payments linked to successful completion of the merger.

Conditions That Must Be Satisfied for The Merger to Occur (See page 54)

Completion of the merger is subject to satisfaction or waiver of various conditions, which include, but are not limited to:

•	approval of the merger agreement by the stockholders of CapitalSouth and the shareholders of Monticello;

•	receipt of all banking and other regulatory consents and approvals necessary to permit completion of the merger;

•	no actual or threatened causes of action, investigations or proceedings challenging or concerning the merger agreement which, in the reasonable judgment of CapitalSouth, based upon advice of counsel, would have a “material adverse effect” with respect to the interests of CapitalSouth or Monticello;

•	the continuing effectiveness of the registration statement filed with the Securities and Exchange Commission covering the shares of CapitalSouth common stock to be issued in the merger; and

•	receipt of certain legal opinions concerning the legal and tax implications of the merger.

Regulatory Approvals CapitalSouth Must Obtain for the Merger (See page 53)

CapitalSouth and Monticello cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System and the Alabama State Banking Department. CapitalSouth has filed an application with the Federal Reserve Board and the Alabama State Banking Department for approval of the merger of Monticello Bank and CapitalSouth Bank. Monticello Bank has also filed a notice of its contemplated merger with CapitalSouth Bank with the Office of Thrift Supervision. CapitalSouth and Monticello cannot be certain when or if CapitalSouth will obtain the required regulatory approvals.

Termination of the Merger Agreement (See page 57)

Monticello and CapitalSouth can mutually agree at any time to abandon the merger and terminate the merger agreement. In addition, either the CapitalSouth board or the Monticello board may decide, without the consent of the other, to abandon the merger and terminate the merger agreement upon the occurrence of certain events.

Termination Fee (See page 58)

Under limited circumstances, Monticello may be required to pay to CapitalSouth a termination fee of $1,500,000. If (i) a third party makes an offer or proposal to Monticello to enter into a type of “acquisition transaction” specified in the merger agreement, (ii) the proposed merger of CapitalSouth and Monticello is subsequently disapproved by the board of directors or shareholders of Monticello resulting in termination of the merger agreement, and (iii) within two years after termination of the merger agreement as a result of disapproval by the board of directors or shareholders of Monticello, it enters into an “acquisition transaction” with the third party, then Monticello will be required to pay CapitalSouth the termination fee of $1,500,000 plus all reasonable costs and expenses incurred by CapitalSouth in connection with the merger agreement between CapitalSouth and Monticello.

No Solicitation (See page 57)

Monticello has agreed it will not, directly or indirectly, solicit or encourage an acquisition proposal by any other person. The board of Monticello is permitted, however, to take certain actions with respect to third parties and its shareholders in order to comply with its fiduciary duties as advised by legal counsel.

Shareholder and Stockholder Rights (See page 69)

Currently, the rights of Monticello shareholders are governed by Florida law, and the articles of incorporation and bylaws of Monticello. After the merger, subject to their cash election rights, each Monticello shareholder will become a CapitalSouth stockholder and their rights as a stockholder will be governed by Delaware law, as well as CapitalSouth’s restated certificate of incorporation and restated bylaws. There are differences between the rights of CapitalSouth stockholders and the rights of Monticello shareholders. A more complete discussion of the rights of CapitalSouth stockholders and Monticello shareholders is set forth in “Comparison of Rights of Stockholders of CapitalSouth and Shareholders of Monticello” on page 69 of this joint proxy statement-prospectus.

Recommendations of the Board of Directors of CapitalSouth and Monticello (See page 40)

CapitalSouth

The CapitalSouth board of directors has unanimously determined that the merger is fair to, and in the best interests of, CapitalSouth and its stockholders, and unanimously approved the merger agreement. The CapitalSouth board of directors unanimously recommends that the CapitalSouth stockholders vote “FOR” approval of the merger agreement and the issuance of shares in connection with the proposed merger.

Monticello

The Monticello board of directors has unanimously determined that the merger is fair to, and in the best interests of, Monticello and its shareholders, and unanimously approved the merger agreement. The Monticello board of directors unanimously recommends that the Monticello shareholders vote “FOR” approval of the merger agreement.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Selected Consolidated Financial Information About CapitalSouth

CapitalSouth’s selected consolidated financial data is presented below as of and for the three months ended March 31, 2007 and 2006 and as of and for the years ended December 31, 2002 through 2006. The selected consolidated financial data presented below as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006, are derived from CapitalSouth’s audited financial statements and related notes included in this joint proxy statement-prospectus on pages F-2 through F-39 and should be read in conjunction with the consolidated financial statements and related notes, along with “CapitalSouth’s Management’s Discussion and Analysis of Financial Condition and Results Of Operations” on page 105 of this joint proxy statement-prospectus. The selected consolidated financial data as of December 31, 2004, 2003 and 2002 and for each of the years in the two-year period ended December 31, 2003 have been derived from CapitalSouth’s audited financial statements that are not included in this joint proxy statement-prospectus. The selected consolidated financial data as of and for the three months ended March 31, 2007 and 2006 have not been audited but, in the opinion of CapitalSouth’s management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly CapitalSouth’s financial position and results of operations for such periods in accordance with GAAP. The results for the three months ended March 31, 2007 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2007.

	As of and for the Three
	Months Ended March 31,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollar amounts in thousands, except per share amounts)

Results of Operations:
Interest income	$8,679	$6,849	$31,091	$21,919	$15,210	$12,856	$12,968
Interest expense	4,726	3,219	15,328	8,876	5,174	5,076	5,925

Net interest income	3,953	3,630	15,763	13,043	10,036	7,780	7,043
Provision for loan losses	136	236	621	914	847	820	877

Net interest income after provision for loan losses	3,817	3,394	15,142	12,129	9,189	6,960	6,166
Noninterest income	717	561	3,290	2,552	2,060	2,079	1,961
Noninterest expense	3,547	3,283	13,925	10,840	8,389	6,926	6,378

Income before provision for income taxes	987	672	4,507	3,841	2,860	2,113	1,749
Provision for income taxes	280	208	1,579	1,264	983	616	539

Net income	$707	$464	$2,928	$2,577	$1,877	$1,497	$1,210

Common Share Data:
Basic earnings per share	$0.24	$0.16	$0.99	$1.13	$0.84	$0.66	$0.53
Diluted earnings per share	0.23	0.16	0.97	1.12	0.83	0.65	0.52
Cash dividends declared per share	0.06	—	0.18	0.20	0.18	0.16	0.16
Book value per share	14.07	13.13	13.89	12.93	11.21	10.44	10.38
Tangible book value per share	13.64	12.70	13.47	12.48	11.21	10.44	10.38

	As of and for the Three
	Months Ended March 31,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollar amounts in thousands, except per share amounts)

Period End Balances:
Total assets	$505,558	$435,707	$481,989	$423,508	$337,696	$293,282	$250,228
Earning assets	480,640	405,771	456,686	395,219	322,856	279,662	235,746
Loans, net	380,241	332,297	370,579	323,365	255,508	203,334	172,642
Securities(1)	80,974	69,380	81,697	67,886	63,948	71,630	59,638
Deposits	444,722	363,021	401,297	329,429	261,531	202,505	183,061
Borrowings(2)	14,560	29,437	34,866	52,452	47,927	66,207	41,947
Stockholders’ equity	42,033	38,883	41,348	36,874	25,130	23,273	23,959
Common shares outstanding	2,988,136	2,961,586	2,975,934	2,852,670	2,241,683	2,230,085	2,308,190
Average Balances:
Total assets	$491,125	$426,963	$449,063	$369,949	$308,200	$270,333	$230,497
Earning assets(3)	466,872	402,136	425,036	349,405	295,149	259,262	218,867
Loans	378,147	331,941	350,732	280,418	225,681	189,907	151,655
Deposits	426,373	346,865	373,736	300,065	226,367	195,111	167,084
Borrowings(2)	18,966	37,233	31,355	39,687	55,527	51,207	38,502
Stockholders’ equity	41,954	38,888	39,941	26,452	24,158	22,802	24,530
Shares outstanding — basic	2,981,325	2,942,229	2,964,041	2,271,878	2,233,506	2,276,382	2,203,502
Shares outstanding — diluted	3,015,524	3,003,440	3,020,668	2,304,349	2,268,886	2,315,222	2,346,009
Performance Ratios:
Return on average assets	0.58%	0.44%	0.65%	0.70%	0.61%	0.55%	0.52%
Return on average equity	6.83	4.84	7.33	9.74	7.77	6.57	4.93
Return on average tangible assets	0.59	0.44	0.65	0.70	0.61	0.55	0.52
Return on average tangible equity	7.05	5.00	7.57	9.91	7.77	6.57	4.93
Net interest spread(4)	2.70	3.06	3.04	3.34	3.13	2.74	2.82
Net interest margin(5)	3.50	3.70	3.76	3.77	3.43	3.04	3.26
Efficiency ratio(6)	75.95	78.33	73.08	69.51	69.35	70.25	70.84
Average loans to average deposits	88.69	95.70	93.84	93.45	99.70	97.33	90.77
Capital Ratios:
Average equity to average assets	8.54%	9.11%	8.89%	7.15%	7.84%	8.43%	10.64%
Average tangible equity to average tangible assets	8.30	8.84	8.63	7.04	7.84	8.43	10.64
Dividend payout ratio(9)	25.00	—	18.18	17.70	21.43	24.24	30.19
Tier 1 capital to risk adjusted assets	11.92	13.39	12.11	13.50	11.60	13.30	15.50
Tier 1 capital to average assets	9.93	10.74	10.23	11.30	9.30	10.20	12.00
Total capital to risk adjusted assets	13.01	14.57	13.20	14.70	12.90	14.60	16.80

	As of and for the Three
	Months Ended March 31,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollar amounts in thousands, except per share amounts)

Asset Quality Ratios:
Nonperforming assets to total assets(7)	0.48%	0.56%	0.45%	0.42%	0.50%	0.69%	0.94%
Allowance for loan loss to nonperforming loans(8)	243.04	189.60	260.63	228.95	246.34	161.67	105.26
Net loans charged-off to average loans	—	0.05	0.04	0.09	0.14	0.25	0.27
Provision for loan loss to average loans	0.15	0.29	0.18	0.33	0.38	0.43	0.58
Allowance for loan losses to total loans	1.16	1.20	1.15	1.18	1.24	1.30	1.35

(1)	Consists of investment securities available-for-sale and held-to-maturity and FHLB and FRB stock.

(2)	Consists of federal funds purchased, FHLB advances, notes payable, repurchase agreements and subordinated debentures.

(3)	Excludes fair market value adjustment on investment securities available-for-sale.

(4)	Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities on a tax-equivalent basis.

(5)	Net interest margin is net interest income divided by average interest-earning assets on a tax-equivalent basis.

(6)	Efficiency ratio is noninterest expense divided by the sum of net interest income plus noninterest income.

(7)	Nonperforming assets consist of nonperforming loans, foreclosed assets and repossessions.

(8)	Nonperforming loans consist of nonaccrual loans and accruing loans contractually past due 90 days or more (of which CapitalSouth has none).

(9)	CapitalSouth changed from a semiannual to quarterly dividend in June, 2006. No dividend was paid in first quarter 2006.

GAAP Reconciliation and Management Explanation for Non-GAAP Financial Measures

The information set forth above contains certain financial information determined by methods other than in accordance with generally accepted accounting principles in the United States of America (GAAP). These non-GAAP financial measures are “return on average tangible equity,” “return on average tangible assets,” “average tangible equity to average tangible assets” and “tangible book value per share.” CapitalSouth’s management uses these non-GAAP measures in its analysis of CapitalSouth’s performance.

“Return on average tangible equity” is defined as earnings for the period divided by average equity reduced by average goodwill and other intangible assets. “Return on average tangible assets” is defined as earnings for the period divided by average assets reduced by average goodwill and other intangible assets. CapitalSouth’s management includes these measures because it believes that they are important when measuring CapitalSouth’s performance against entities with higher levels of goodwill and other intangibles. These measures are used by many investors as part of their analysis of CapitalSouth’s performance.

“Average tangible equity to average tangible assets” is defined as average total equity reduced by recorded average intangible assets divided by average total assets reduced by recorded average intangible assets. This measure is important to many investors in the marketplace who are interested in the equity to assets ratio exclusive of the effect of changes in average intangible assets on average equity and average total assets.

“Tangible book value per share” is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. This measure is important to many investors in the marketplace who are interested in changes from period to period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of the company.

These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other bank holding companies. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures.

	As of and for the Three
	Months Ended March 31,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
		(Dollar amounts in thousands, except per share amounts)

Book value of equity	$42,033	$38,883	$41,348	$36,874	$25,130	$23,273	$23,959
Intangible assets	1,276	1,277	1,276	1,277	7	8	9

Book value of tangible equity	$40,757	$37,606	$40,072	$35,597	$25,123	$23,265	$23,950

Average assets	$491,125	$426,963	$449,063	$369,949	$308,200	$270,333	$230,497
Average intangible assets	1,275	1,277	1,277	450	8	9	10

Average tangible assets	$489,850	$425,686	$447,786	$369,499	$308,192	$270,324	$230,487

Return on average assets	0.58%	0.44%	0.65%	0.70%	0.61%	0.55%	0.52%
Effect of average intangible assets	0.01	—	—	—	—	—	—

Return on average tangible assets	0.59%	0.44%	0.65%	0.70%	0.61%	0.55%	0.52%

Average equity	$41,954	$38,888	$39,941	$26,452	$24,158	$22,802	$24,530
Average intangible assets	1,275	1,277	1,277	450	8	9	10

Average tangible equity	$40,679	$37,611	$38,664	$26,002	$24,150	$22,793	$24,520

Return on average equity	6.83%	4.84%	7.33%	9.74%	7.77%	6.57%	4.93%
Effect of average intangible assets	0.22	0.16	0.24	0.17	—	—	—

Return on average tangible equity	7.05%	5.00%	7.57%	9.91%	7.77%	6.57%	4.93%

Average equity to average assets	8.54%	9.11%	8.89%	7.15%	7.84%	8.43%	10.64%
Effect of average intangible assets	(0.24)	(0.27)	(0.26)	(0.11)	—	—	—

Average tangible equity to average tangible assets	8.30%	8.84%	8.63%	7.04%	7.84%	8.43%	10.64%

Per Common Share:
Book value	$14.07	$13.13	$13.89	$12.93	$11.21	$10.44	$10.38
Effect of intangible assets	0.43	0.43	0.42	0.45	—	—	—

Tangible book value	$13.64	$12.70	$13.47	$12.48	$11.21	$10.44	$10.38

Selected Consolidated Financial Information About Monticello

Selected consolidated financial data for Monticello Bancshares, Inc. (Monticello) is presented below as of and for the years ended December 31, 2002 through 2006. The selected consolidated financial data presented below as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006, are derived from Monticello’s audited consolidated financial statements and related notes presented in this Registration Statement on Form S-4 and should be read in conjunction with the consolidated financial statements and related notes on pages F-40 through F-78 of this joint proxy statement-prospectus, along with “Monticello’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 153 of this joint proxy statement-prospectus.

	As of and for the Three
	Months Ended March 31,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollar amounts in thousands, except per share amounts)

Results of Operations:
Interest income	$4,533	$4,329	$15,633	$14,138	$10,309	$6,966	$4,921
Interest expense	2,263	1,778	8,092	6,288	4,090	3,018	2,343

Net interest income	2,270	2,551	7,541	7,850	6,219	3,948	2,578
Provision for loan losses	—	264	390	1,313	1,177	990	412

Net interest income after provision for loan losses	2,270	2,287	7,151	6,537	5,042	2,958	2,166
Noninterest income	329	132	2,683	4,063	5,804	9,249	7,659
Noninterest expense	2,027	1,936	7,579	7,631	6,482	9,142	7,316

Income before provision for income taxes	572	483	2,255	2,969	4,364	3,065	2,509
Provision for income taxes	—	4	103	81	54	982	549

Net income	$572	$479	$2,152	$2,888	$4,310	$2,083	$1,960

Common Share Data:
Basic earnings per share	$198.61	$166.32	$747.12	$1,028.25	$1,679.09	$926.19	$1,103.60
Diluted earnings per share	198.61	166.32	747.12	1,028.25	1,679.09	926.19	1,103.60
Cash dividends declared per share	90.97	537.85	911.04	1,034.78	331.13	0.00	0.00
Book value per share	7,081.57	6,766.30	6,974.07	7,318.41	6,186.99	5,522.90	3,327.70
Tangible book value per share	7,042.78	6,727.51	6,935.28	7,278.64	6,143.47	5,473.23	3,264.80

	As of and for the Three
	Months Ended March 31,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003		2002
	(Dollar amounts in thousands, except per share amounts)

Period End Balances:
Total assets	$239,580	$229,606	$228,002	$223,949	$212,267	$139,626		$95,874
Earning assets	233,704	223,129	221,655	217,346	204,808	133,949		91,122
Loans, net(1)	213,467	200,454	204,231	194,006	192,502	115,486		87,887
Securities(2)	9,924	9,782	10,656	9,826	9,184	530		445
Deposits	181,385	179,409	155,592	174,267	176,257	121,639		88,391
Borrowings(3)	36,545	28,093	51,448	28,093	18,093	5,000		0
Stockholders’ equity	20,395	19,487	20,085	20,557	15,882	12,421		5,910
Common shares outstanding	2,880	2,880	2,880	2,880	2,567	2,567		1,776
Average Balances:
Total assets	$232,235	$224,624	$226,171	$228,231	$181,894	(*	)	(*	)
Earning assets	226,504	218,664	220,103	218,733	172,400	(*	)	(*	)
Loans	211,837	198,853	200,305	199,727	160,893	(*	)	(*	)
Deposits	167,557	166,123	166,174	182,921	145,591	(*	)	(*	)
Borrowings	39,170	34,908	36,360	24,338	21,423	(*	)	(*	)
Stockholders’ equity	20,370	20,039	20,088	19,091	13,389	(*	)	(*	)
Shares outstanding — basic	2,880	2,880	2,880	2,809	2,567	2,249		1,776
Shares outstanding — diluted	2,880	2,880	2,880	2,809	2,567	2,249		1,776

(*)	Average balances not readily available for these periods.

	As of and for the Three
	Months Ended March 31,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003		2002
	(Dollar amounts in thousands, except per share amounts)

Performance Ratios:
Return on average assets	0.99%	0.85%	0.95%	1.27%	2.37%	(*	)	(*	)
Return on average equity	11.23	9.56	10.71	15.13	32.19	(*	)	(*	)
Return on average tangible assets	0.99	0.85	0.95	1.27	2.37	(*	)	(*	)
Return on average tangible equity	11.29	9.62	10.77	15.22	32.46	(*	)	(*	)
Net interest spread(4)	3.56	4.36	2.99	3.31	3.44	(*	)	(*	)
Net interest margin(5)	4.15	4.83	3.52	3.67	3.68	(*	)	(*	)
Efficiency ratio(6)	77.99	72.16	74.13	64.06	53.91	69.27%		71.47%
Average loans to average deposits	126.43	119.70	120.54	109.19	110.51	(*	)	(*	)
Capital Ratios:
Average equity to average assets	8.77%	8.92%	8.88%	8.36%	7.36%	(*	)	(*	)
Average tangible equity to average tangible assets	8.73	8.88	8.84	8.32	7.30	(*	)	(*	)
Dividend payout ratio	45.80	323.38	121.94	100.64	19.72	0.00		0.00
Tier 1 capital to risk-weighted assets	13.41	14.92	13.68	15.03	11.47	11.47		9.70
Tier 1 capital to adjusted total assets	9.64	9.59	9.99	10.21	8.81	8.80		6.05
Total capital to risk-weighted assets	14.66	16.17	14.91	16.28	11.79	11.93		10.67

	As of and for the Three
	Months Ended March 31,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003		2002
	(Dollar amounts in thousands, except per share amounts)

Asset Quality Ratios:
Nonperforming assets to total assets(7)	1.55%	1.96%	2.69%	0.99%	1.08%	1.23%		1.55%
Allowance for loan loss to nonperforming loans(8)	98.68	75.33	52.43	202.37	52.46	33.91		56.95
Net loans charged-off to average loans	0.00	0.05	0.18	0.04	0.43	(*	)	(*	)
Provision for loan loss to average loans	0.00	0.53	0.23	0.71	0.73	(*	)	(*	)
Allowance for loan losses to total loans	1.11	1.25	1.16	1.17	0.50	0.42		0.82

(*)	Average balances not readily available for these periods.

(1)	Consists of loans held-for-sale and loans held-for-investment, deferred loan fees (net), allowance for loan losses, and valuation allowance for loans held-for-sale.

(2)	Consists of investment securities held-to-maturity, FHLB stock, and investment in unconsolidated subsidiary.

(3)	Consists of FHLB advances, subordinated debentures, and transfer of loans accounted for as other borrowings.

(4)	Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities on a tax-equivalent basis.

(5)	Net interest margin is net interest income divided by average interest-earning assets on a tax-equivalent basis.

(6)	Efficiency ratio is noninterest expense divided by the sum of net interest income plus noninterest income.

(7)	Nonperforming assets consist of nonperforming loans, foreclosed real estate, and other real estate owned.

(8)	Nonperforming loans consist of nonaccrual (or impaired) loans and accruing loans contractually past due 90 days or more.

GAAP Reconciliation and Management Explanation for Non-GAAP Financial Measures

The information set forth above contains certain financial information determined by methods other than in accordance with generally accepted accounting principles in the United States of America (GAAP). These non-GAAP financial measures are “return on average tangible equity,” “return on average tangible assets,” “average tangible equity to average tangible assets,” and “tangible book value per share.” Monticello’s management uses these non-GAAP measures in its analysis of Monticello’s performance.

“Return on average tangible equity” is defined as earnings for the period divided by average equity reduced by average goodwill and other intangible assets. “Return on average tangible assets” is defined as earnings for the period divided by average assets reduced by average goodwill and other intangible assets. Monticello’s management includes these measures because it believes that they are important when measuring Monticello’s performance against entities with higher levels of goodwill and other intangibles. These measures are used by many investors as part of their analysis of Monticello’s performance.

“Average tangible equity to average tangible assets” is defined as average total equity reduced by recorded average intangible assets divided by average total assets reduced by recorded average intangible assets. This measure is important to many investors in the marketplace who are interested in the equity to assets ratio exclusive of the effect of changes in average intangible assets on average equity and average total assets.

“Tangible book value per share” is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. This measure is important to many investors in the marketplace who are interested in changes from period to period in book value per share exclusive of changes in intangible assets.

Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of Monticello.

These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other bank holding companies. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures.

	As of and for the Three
	Months
	Ended March 31,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003		2002
	(Dollar amounts in thousands, except per share amounts)

Book value of equity	$20,395	$19,487	$20,085	$20,557	$15,882	$12,421		$5,910
Intangible assets	112	112	112	112	112	112		112

Book value of tangible equity	$20,283	$19,375	$19,973	$20,445	$15,770	$12,309		$5,798

Average assets	$232,235	$224,624	$226,171	$228,231	$181,894	(*	)	(*	)
Average intangible assets	112	112	112	112	112	$112		$112

Average tangible assets	$232,123	$224,512	$226,059	$228,119	$181,782	(*	)	(*	)

Return on average assets	0.99%	0.85%	0.95%	1.27%	2.37%	(*	)	(*	)
Effect of average intangible assets	0.00%	0.00%	—	—	—	(*	)	(*	)

Return on average tangible assets	0.99%	0.85%	0.95%	1.27%	2.37%	(*	)	(*	)

Average equity	$20,370	$20,039	$20,088	$19,091	$13,389	(*	)	(*	)
Average intangible assets	112	112	112	112	112	$112		$112

Average tangible equity	$20,258	$19,927	$19,976	$18,979	$13,277	(*	)	(*	)

Return on average equity	11.23%	9.56%	10.71%	15.13%	32.19%	(*	)	(*	)
Effect of average intangible assets	0.06	0.05	0.06	0.09	0.27	(*	)	(*	)

Return on average tangible equity	11.29%	9.62%	10.77%	15.22%	32.46%	(*	)	(*	)

Average equity to average assets	8.77%	8.92%	8.88%	8.36%	7.36%	(*	)	(*	)
Effect of average intangible assets	(0.04)	(0.05)	(0.04)	(0.04)	(0.06)	(*	)	(*	)

Average tangible equity to average tangible assets	8.73%	8.88%	8.84%	8.32%	7.30%	(*	)	(*	)

Per Common Share:
Book value	$7,081.57	$6,766.30	$6,974.07	$7,318.41	$6,186.99	$5,522.90		$3,327.70
Effect of intangible assets	(38.79)	(38.79)	(38.79)	(39.77)	(43.52)	(49.67)		(62.90)

Tangible book value	$7,042.78	$6,727.51	$6,935.28	$7,278.64	$6,143.47	$5,473.23		$3,264.80

(*)	Average balances not readily available for these periods.

Selected Unaudited Pro Forma Information

The following table presents selected unaudited pro forma combined financial information for
CapitalSouth and Monticello that has been prepared to give you a better picture of the possible financial position of the combined company. In presenting the pro forma balance sheet information, we assumed that CapitalSouth and Monticello had been merged as of the balance sheet date of March 31, 2007. In presenting the pro forma income statement information, we assumed that CapitalSouth and Monticello had been merged as of the period beginning on January 1, 2006. This information is known as “pro forma” information and has been prepared by combining certain selected historical information about CapitalSouth and Monticello together. This pro forma information has been prepared for illustrative purposes only. For purposes of this pro forma presentation, it has been assumed that 1,047,619 shares of CapitalSouth common stock, $14,000,000 in cash and an $8,000,000 promissory note to James C. Bowen will be exchanged for all of the issued and outstanding shares of Monticello common stock. You should not rely on this information as being indicative of the financial results the combined company would have had if the merger had already been completed or will have in the future if the merger is completed. This information should be read in conjunction with the respective consolidated financial statements of Monticello and CapitalSouth, and the respective related notes, included in this joint proxy statement-prospectus on pages F-2 through F-78.

	Pro Forma	Pro Forma
	Combined Results	Combined Results
	as of and for the	for the
	Three Months Ended	Year Ended
	March 31, 2007	December 31, 2006
	(In thousands, except	(In thousands, except
	share and per share data)	share and per share data)

For the Period:
Total interest income	$13,247	$46,335
Total interest expense	7,362	25,301
Net interest income	5,885	21,304
Provision for loan losses	136	1,011
Net interest income after provision for loan loss	5,749	20,023
Total other income	1,046	6,499
Total other expense	5,733	22,209
Earnings before income taxes	1,062	4,313
Income taxes	306	1,511
Net earnings	756	2,802
At Period End:
Total loans	$579,291	$—
Assets	767,361	—
Total deposits	625,792	—
Stockholders’ equity	61,885	—
Per Share Data:
Net earnings	$0.19	$0.70
Diluted net earnings	0.19	0.69
Average Balances:
Average shares outstanding (basic)	4,029	4,012
Average shares outstanding (diluted)	4,064	4,069

Unaudited Comparative Per Share Data

The following table shows information about the net income per share, cash dividends per share and book value per share of CapitalSouth and of Monticello on an historical basis and similar information after giving effect to the merger (which is called “pro forma” information). In presenting the pro forma balance sheet information, we assumed that CapitalSouth and Monticello had been merged as of the balance sheet date of March 31, 2007. In presenting the pro forma income statement information, we assumed that CapitalSouth and Monticello had been merged as of the period beginning on January 1, 2006. CapitalSouth’s pro forma amounts represent the pro forma amounts of the two companies combined. For purposes of this pro forma presentation, it has been assumed that 1,047,619 shares of CapitalSouth common stock, $14,000,000 in cash and an $8,000,000 promissory note to James C. Bowen will be exchanged for all of the issued and outstanding shares of Monticello common stock. The pro forma information gives effect to the merger under the purchase method of accounting in accordance with generally accepted accounting principles in the United States of America (GAAP).

CapitalSouth expects that it will incur merger and integration charges as a result of combining CapitalSouth and Monticello. The pro forma information is helpful in illustrating the financial characteristics of the combined company under one set of assumptions. However, it does not necessarily reflect what the historical results of the combined company would have been had Monticello and CapitalSouth been combined for the periods presented. Monticello shareholders and CapitalSouth stockholders should read the information in the following table in conjunction with the consolidated financial statements of Monticello and CapitalSouth, and the respective related notes, included in this joint proxy statement-prospectus on pages F-2 through F-78, and with the unaudited pro forma combined information contained on the preceding page.

		Year Ended
	Three Months Ended	December 31,
	March 31, 2007	2006

Net income per diluted common share:
CapitalSouth	$0.23	$0.97
Monticello(1)	198.61	747.12
CapitalSouth pro forma combined	0.19	0.69
Monticello pro forma equivalent	0.26	0.97
Cash dividends per common share:
CapitalSouth	$0.06	$0.18
Monticello	90.97	911.04
CapitalSouth pro forma combined	0.06	0.18
Monticello pro forma equivalent	0.12	1.19
Book value per common share (period end):
CapitalSouth	$14.07	$13.89
Monticello	7,081.57	6,974.07
CapitalSouth pro forma combined	15.33	—
Monticello pro forma equivalent	9.23	—

(1) As reported under Monticello’s Subchapter S-corporation status

RISK FACTORS

In addition to the other information included in this joint proxy statement-prospectus, Monticello shareholders and CapitalSouth stockholders should carefully consider the matters described below in determining whether to adopt and approve the merger agreement.

Risks Related to this Transaction

The value of the consideration Monticello shareholders receive in the merger may decrease.

Unless Monticello shareholders elect to receive all cash consideration in the merger (and such election is not adjusted), Monticello shareholders will receive at least a portion of the consideration paid for each share of Monticello common stock they own in shares of CapitalSouth common stock. The value of CapitalSouth common stock when the merger takes place is likely to change from its value at the date of the merger agreement, at the date of this joint proxy statement-prospectus, and at the date of Monticello’s special meeting. These variations may result from changes in CapitalSouth’s business, operation or prospects, regulatory considerations, general market and economic conditions and other factors. At the time of Monticello’s special meeting, Monticello shareholders will not know the exact value of the consideration they will receive when the merger is completed.

Monticello shareholders and CapitalSouth stockholders will experience a reduction in their ownership percentage and voting power with respect to their shares as a result of the merger.

CapitalSouth stockholders and Monticello shareholders will experience a substantial reduction in their respective ownership interests and effective voting power relative to their respective ownership interests in CapitalSouth and Monticello prior to the merger. If the merger is consummated, current CapitalSouth stockholders will own approximately 74.04% of CapitalSouth’s outstanding common stock following the merger and current Monticello shareholders will own approximately 25.96% of CapitalSouth’s outstanding common stock following the merger.

Combining the two companies may be more difficult, costly, or time-consuming than we expect.

CapitalSouth and Monticello have operated, and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process for this acquisition may result in the loss of key employees, the disruption of each company’s ongoing business operations or inconsistencies in standards, procedures and policies that would adversely affect CapitalSouth’s ability to maintain relationships with customers and employees. For example, the new board of directors of CapitalSouth will consist of six members from CapitalSouth and one member from Monticello, and CapitalSouth cannot be certain of how effectively the merged board of directors will be able to govern CapitalSouth going forward. If CapitalSouth has difficulties with the integration process, it might not achieve the anticipated benefits expected to result from this acquisition or any future acquisitions. As with any merger of depository institutions, there may also be business disruptions that could cause CapitalSouth to lose customers or cause customers to move their deposits or loans from CapitalSouth to competing financial institutions. Other than Monticello Bank’s merger with Mortgage Lion, neither CapitalSouth nor Monticello has ever engaged in a merger transaction with a previously unrelated party, so neither has substantial prior experience in such matters.

Loss of senior executive officers or other key employees could impair CapitalSouth and CapitalSouth Bank’s relationship with customers and adversely affect their business following the merger.

CapitalSouth, CapitalSouth Bank, Monticello and Monticello Bank have assembled senior management teams which have substantial background and experience in banking and financial services in the metropolitan areas of Birmingham, Huntsville and Montgomery, Alabama and Jacksonville, Florida. Although CapitalSouth and CapitalSouth Bank intend to retain most of the senior management of Monticello and Monticello Bank after the merger, there can be no assurances that members of the current senior management teams will stay with the combined organization. Loss of these key personnel could negatively impact the combined organization’s earnings because of their skills, customer relationships and/or the potential difficulty of promptly replacing them.

Regulatory approvals may not be granted, may take longer than expected or impose conditions that are not presently anticipated.

The merger must be approved by the Board of Governors of the Federal Reserve System and the Alabama State Banking Department. These regulatory agencies will consider, among other factors, the competitive impact of the merger, CapitalSouth’s financial and managerial resources and the convenience and banking needs of the communities to be served. As part of that consideration, CapitalSouth expects that the Board of Governors of the Federal Reserve System and the Alabama State Banking Department will review capital position, safety and soundness of the institutions, legal and regulatory compliance matters, including that related to the USA Patriot Act, and Community Reinvestment Act matters. There can be no assurance as to whether these and other regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed. In addition, Monticello Bank has provided notice and a copy of its regulatory application to the Office of Thrift Supervision. This regulatory agency may have additional comments on the proposed merger.

The merger agreement limits Monticello’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit Monticello’s ability to discuss competing third-party proposals to acquire all or a significant portion of Monticello. In addition, Monticello has agreed to pay CapitalSouth a fee of $1,500,000 if the transaction is terminated because Monticello decides to pursue another acquisition transaction. These provisions might discourage a potential competing acquirer of Monticello from considering or proposing an acquisition of Monticello even if it were prepared to pay consideration with a higher per share price than that proposed by CapitalSouth. Alternatively, the potential competing acquirer may also propose to pay a lower per share price to acquire Monticello than it may have otherwise proposed to pay as a result of the termination provisions. Because Monticello did not accept competitive bids before entering into the merger with CapitalSouth and relied, in part, on the fairness opinion of its financial advisor to evaluate the merger, there can be no guarantee that this merger includes terms as favorable as what Monticello might have obtained had an auction process been undertaken by Monticello.

CapitalSouth is expected to issue debt, and has the right to issue equity securities, which could be senior to its common stock and also could negatively affect the value of CapitalSouth’s common stock.

In connection with the merger, CapitalSouth intends to issue up to $5 million in trust preferred securities to fund, in part, the cash consideration to be paid in the merger. In the future, CapitalSouth may also attempt to increase its capital resources by entering into additional debt financing that is unsecured or secured by all or a portion of CapitalSouth’s assets, or issuing debt or equity securities, which could be senior to the CapitalSouth common stock. In the event of CapitalSouth’s liquidation, its lenders and holders of its debt securities and any equity securities that rank senior to its common stock, including the trust preferred securities issued in connection with the merger, would receive a distribution of CapitalSouth’s available assets before distributions to the holders of its common stock. Because CapitalSouth’s decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond CapitalSouth’s control, CapitalSouth cannot predict or estimate the amount, timing or nature of its future offerings and debt financings. Further, market conditions could require CapitalSouth to accept less favorable terms for the issuance of its securities in the future. Thus, CapitalSouth stockholders following the merger will bear the risk of CapitalSouth’s future offerings reducing the value of their shares of common stock and diluting their interest in CapitalSouth.

Monticello Bank is subject to a cease-and-desist order under which it currently operates.

Monticello Bank is currently operating under a Cease and Desist Order (C&D) issued in January 2006 by the Office of Thrift Supervision (OTS), primarily concerning certain lending practices previously engaged in at Monticello Bank, including violations of the limitations on loans to one borrower and failure to comply with applicable real estate lending standards, appraisal standards and requirements applicable to transactions with affiliates. The C&D required Monticello Bank to revise various aspects of its loan policies within 60 days of the date of the C&D. Monticello Bank believes that it has fully addressed the matters raised in the C&D. CapitalSouth has reviewed the steps taken by Monticello Bank to remedy the violations and deficiencies cited in the C&D. CapitalSouth also understands that such steps subsequently have been examined by the OTS. CapitalSouth plans to promptly convert Monticello Bank to CapitalSouth Bank’s lending policies and procedures and thereby further mitigate any risk associated with prior practices at Monticello Bank. The C&D continues until terminated by the OTS. However, if the contemplated merger of Monticello Bank into CapitalSouth Bank occurs, the C&D will not be applicable to CapitalSouth because the existence of Monticello Bank will have ceased and CapitalSouth Bank is subject to regulation by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Alabama State Banking Department and not the OTS.

As a result of the merger with Monticello, CapitalSouth will have a concentration of real estate secured loans.

Both CapitalSouth and Monticello have a concentration of real estate secured loans. CapitalSouth management monitors the markets in which it operates to properly assess the market risk associated with changes in the market values of the underlying collateral in its portfolio on a monthly basis and will continue to do so after the merger, with increased emphasis on Jacksonville due to its substantially greater volume. With respect to commercial real estate, CapitalSouth management monitors concentrations of its portfolio by geographic market and borrower, compared to its capital levels and as a relative percentage of the total portfolio. Independent inspections for construction projects are performed by contract inspectors and other independent agents as well as by the respective loan officers to determine project status to support draw requests. Agings of speculative projects are monitored and reported to management and the board of directors monthly. Currently, CapitalSouth has 356.93% of risk based capital invested in commercial real estate loans, net of owner occupied, and 233.00% of risk based capital invested in acquisition and development loans. Upon consummation of the merger, CapitalSouth anticipates that these concentrations will be approximately 371.58% and 238.06%, respectively, based on Monticello’s concentrations as of March 31, 2007. Commercial real estate loan codings differ somewhat between the banks and there are definitional differences in how Monticello calculates its ratios. CapitalSouth has not reviewed the individual loan files of Monticello to consistently apply coding definitions. Accordingly, the above ratios are only estimates based on CapitalSouth’s attempt to match Monticello’s coding system to CapitalSouth’s own system. CapitalSouth’s system of coding will be adopted post-merger. This may result in post-merger changes from pro forma estimates.

Monticello Bank may have some exposure with respect to sub-prime loans.

Monticello Bank operates a line of business that does business as Mortgage Lion, which may have repurchase obligations with respect to mortgage loans that were originated and then sold in the secondary market, in which the purchaser may subsequently allege a deficiency in the loan documentation, underwriting standards or non-conformity with the expressed standards of origination. Historically, Mortgage Lion has not been involved in “sub-prime” lending practices, however certain types of features on loans that Mortgage Lion has originated, such as loans that only require interest payments to be made instead of being fully amortized might be characterized as “sub-prime” features, which may result in a greater risk than average that the borrower eventually defaults on such a loan. In such a case, Mortgage Lion may be required to repurchase mortgage loans initially made by it.

Monticello shareholders who receive shares of CapitalSouth common stock will become subject to a different taxation structure and will not receive certain tax benefits that they might otherwise as Monticello shareholders.

Monticello is currently taxed under Subchapter S of the Internal Revenue Code of 1986, as amended (the Code). In general, shareholders of a corporation taxed under Subchapter S of the Code receive distributions, to the extent that they are paid, that are subject to one level of tax. The Monticello shareholders who receive shares of CapitalSouth common stock pursuant to the merger will become stockholders of CapitalSouth, a corporation taxed under Subchapter C of the Code. In general, stockholders of a corporation taxed under Subchapter C of the Code receive distributions, to the extent that they are paid, that are effectively subject to two levels of tax. Additionally, in the event that CapitalSouth has a loss in the future, the stockholders of CapitalSouth will not receive a direct tax benefit from the loss, unlike shareholders of a corporation taxed under Subchapter S of the Code that suffered a loss.

Risks Related to CapitalSouth’s Business

As used in this section of the joint proxy-statement prospectus (page 23 to page 27), the terms “we”, “our” and other terms of similar import refer to CapitalSouth Bancorp and its subsidiaries.

CapitalSouth’s business strategy includes the continuation of growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

CapitalSouth intends to continue pursuing a growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development, such as the continuing need for infrastructure and personnel, the time and costs inherent in integrating a series of different operations and the ongoing expense of acquiring and staffing new banks or branches. CapitalSouth may not be able to expand our presence in our existing markets or successfully enter new markets and any expansion could adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Our ability to grow successfully will depend on a variety of factors, including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. There can be no assurance of success or the availability of growth opportunities.

CapitalSouth’s plans for future expansion and bank acquisitions depend, in some instances, on factors beyond our control, and an unsuccessful attempt to achieve growth through acquisitions could have a material adverse effect on our business, financial condition, results of operations and future prospects.

CapitalSouth expects to continue to engage in new branch expansion in the future. We may also seek to acquire other financial institutions. Expansion involves a number of risks, including:

•	the costs associated with establishing new locations and retaining experienced local management;

•	time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our potential inability to finance an acquisition without diluting the interests of our existing stockholders;

•	the diversion of our management’s attention to the negotiation of transactions, which may detract from their business productivity; and

•	our entry into new markets in which we may lack experience.

CapitalSouth’s continued pace of growth may require us to raise additional capital in the future, and unavailability of additional capital could adversely affect our financial condition and results of operations.

CapitalSouth is required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate issuing additional capital in connection with the acquisition of Monticello. CapitalSouth may at some point, however, need to raise additional capital to support our continued internal growth.

CapitalSouth’s ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth or acquisitions could be materially impaired.

CapitalSouth’s decisions regarding credit risk could be inaccurate and our allowance for loan losses may be inadequate, which would materially and adversely affect our business, financial condition, results of operations and future prospects.

CapitalSouth’s loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses, which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses that we consider adequate to absorb losses inherent in the loan portfolio based on our assessment of the information available. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. As we expand into new markets, our determination of the size of the allowance could be understated due to our lack of familiarity with market-specific factors.

If our assumptions are wrong, our current allowance may not be sufficient to cover our loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income. CapitalSouth’s allowance for loan losses as of March 31, 2007, December 31, 2006, December 31, 2005, and December 31, 2004 was $4.5 million, $4.3 million, $3.9 million, and $3.2 million, respectively.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

If the value of real estate in one or more of CapitalSouth’s core markets were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on our asset quality, capital structure and profitability.

A significant portion of CapitalSouth’s loan portfolio is comprised of loans secured by either commercial real estate or single family homes which are under construction. At March 31, 2007, approximately 82% of our loans had real estate as a component of collateral. In the majority of these loans, real estate was the primary collateral component. In some cases, and out of an abundance of caution, we take real estate as security for a loan even when it is not the primary component of collateral. The real estate collateral that provides an alternate source of repayment in the event of default may deteriorate in value during the term of the loan. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. CapitalSouth is subject to increased lending risks in the form of loan defaults as a result of the high concentration of real estate lending in our loan portfolio should the real estate market turn downward.

Competition from other financial institutions may adversely affect CapitalSouth’s profitability.

The banking business is highly competitive, and CapitalSouth experiences strong competition from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial institutions which operate in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. In addition, we must attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established and much larger financial institutions. In particular, our market areas are dominated by large national and regional financial institutions. While we believe we can and do successfully compete with these other financial institutions in our markets, we may face a competitive disadvantage as a result of our smaller size and lack of geographic diversification.

Although we compete by concentrating our marketing efforts in our primary market areas with local advertisements, personal contacts and greater flexibility in working with local customers, we can give no assurance that this strategy will be successful. See “Information About CapitalSouth — Market Area and Competition” on page 75 of this joint proxy-statement prospectus.

Increased competition due to an increased number of new bank formations may adversely affect CapitalSouth’s business, profitability and financial condition.

In the past 3 years, several new banks have been formed in the Birmingham market area. CapitalSouth believes the rise in new bank formations is due in part to recent acquisition activity in the Birmingham market area. Other factors contributing to the rise in new bank formations are the result of the market itself traditionally being very conducive to banking and the growth in the market. Similarly, Florida has one of the highest rates of formation of new banks in the United States. In this regard, there are new banks competing in the Jacksonville, Florida market. These new, smaller competitors are likely to cater to the same small business clientele and with similar relationship-based approaches as we do. Moreover, with their initial capital base to deploy, they could seek to rapidly gain market share by under-pricing the current market rates for loans and paying higher rates for deposits. This additional competition could have a material adverse effect on our business, profitability or financial condition.

CapitalSouth’s recent results may not be indicative of our future results, and may not provide guidance to assess the risk of an investment in our common stock.

CapitalSouth may not be able to sustain our historical rate of growth and may not even be able to expand our business at all. In addition, our recent growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a rising interest rate environment, a strong residential housing market or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. As a small commercial bank, we have different lending risks than larger banks. We provide services to our local communities; thus, our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to small to medium-sized businesses, which may expose us to greater lending risks than those faced by banks lending to larger, better-capitalized businesses with longer operating histories. We manage our credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through our loan approval and review procedures. Our use of historical and objective information in determining and managing credit exposure may not be accurate in assessing our risk.

CapitalSouth’s ability to pay dividends is limited and we may be unable to pay future dividends. As a result, capital appreciation, if any, of our common stock may be your sole opportunity for gains on your investment for the foreseeable future.

CapitalSouth has paid cash dividends in the past and expects to continue to pay cash dividends in the foreseeable future. The holders of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefore. As part of our consideration to pay cash dividends, we intend to retain adequate funds from future earnings to support the development and growth of our business. In addition, our ability to pay dividends is restricted by federal policies and regulations. It is the policy of the Board of Governors of the Federal Reserve System (Federal Reserve Board) that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. Further, our principal source of funds to pay dividends is cash dividends that we receive from our bank subsidiary. The payment of dividends by our subsidiary bank to us is subject to restrictions imposed by federal banking laws, regulations and authorities. See “Information About CapitalSouth — Supervision and Regulation” on page 79 of this joint proxy statement-prospectus.

CapitalSouth is dependent on the services of our management team and the unexpected loss of key officers may adversely affect our operations.

CapitalSouth’s success is, and is expected to remain, highly dependent on certain executive officers, especially W. Dan Puckett, W. Flake Oakley, IV, John E. Bentley, Carol W. Marsh, Richard T. Perdue, William D. Puckett, II, Daniel W. Gibson and H. Fred Coble, Jr. This is particularly true because, as a small commercial bank, CapitalSouth depends on our management team’s ties to the community to generate business for us. Our rapid growth will continue to place significant demands on our management, and the loss of services from a member of our current management team may have an adverse effect upon us. We do not have employment agreements or non-compete agreements with any of our officers or employees, other than those which will be entered into with James C. Bowen, William Marsh and Mark Healy in the event that the merger is completed. In the absence of these types of agreements, our executive officers are free to resign their employment at any time and accept an offer of employment from another company, including a competitor. If we fail to retain our key employees, our growth and profitability could be adversely affected.

CapitalSouth’s directors and executive officers own a significant portion of our common stock and can exert significant control over our business and corporate affairs.

CapitalSouth’s directors and executive officers, as a group, beneficially owned approximately 24% of CapitalSouth’s outstanding common stock as of March 31, 2007. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our stockholders for approval, including the election of directors.

Anti-takeover provisions of CapitalSouth’s Restated Certificate of Incorporation and Bylaws could delay or prevent a takeover of us by a third party.

Certain provisions of CapitalSouth’s Restated Certificate of Incorporation and Bylaws may be deemed to have the effect of making more difficult an acquisition of control of our company in a transaction not approved by our board of directors. Our Restated Certificate of Incorporation authorizes the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In the event of such issuance, the preferred stock could also be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we do not currently intend to issue any shares of preferred stock, we may issue such shares in the future.

CapitalSouth’s Restated Certificate of Incorporation also provides that our board of directors will be divided into three classes serving staggered three-year terms and that a director may only be removed for cause. These provisions could enable a minority of our stockholders to prevent the removal of a director sought to be removed by a majority of the stockholders and may tend to enhance management’s ability to retain control over our affairs and to preserve the director’s present position on the board.

The ability of stockholders to act by written consent or call special meetings of stockholders is subject to restrictions. This reduces our stockholders’ ability to initiate or effect corporate actions independently of the board of directors.

CapitalSouth’s success depends on its ability to compete effectively in the competitive financial services industry.

CapitalSouth encounters strong competition for deposits, loans, and other financial services in all of its lines of business. CapitalSouth’s principal competitors include other commercial banks, savings banks, credit unions and savings and loan associations. Many of CapitalSouth’s competitors are significantly larger and have greater access to capital and other resources. In recent years, substantial consolidation has occurred in the financial services industry. Such consolidation may increase competition by creating larger entities that may be able to offer additional services that CapitalSouth is unable to offer, have greater financial resources or have substantially higher lending limits. Further, CapitalSouth’s ability to compete effectively is dependent on its ability to adapt successfully to technological and other changes within the banking and financial services industry.

CapitalSouth is subject to credit risk inherent in its loan portfolio.

In the financial services industry, there is always a risk that certain borrowers may not repay borrowings. CapitalSouth maintains an allowance for loan losses to absorb the estimated level of losses in its portfolio. However, CapitalSouth’s allowance for loan losses may not be sufficient to cover the actual loan losses that occur. Further, because the loans in Monticello’s loan portfolio, which will be assumed by CapitalSouth in the merger, were not underwritten pursuant to CapitalSouth’s policies, it is possible that such loans may carry higher risk than those in the CapitalSouth loan portfolio. If CapitalSouth experiences an increased level of defaults by borrowers, its earnings could be negatively affected. Changes in local economic conditions could adversely affect credit quality in its loan portfolio. In addition, federal and state regulators periodically review CapitalSouth’s loan portfolio and may require increases to the provision for loan losses or loan charge-offs. Their conclusions about the quality of the loan portfolio may be different from that of CapitalSouth. Any increase in the allowance for loan losses or charge-offs as required by these regulatory agencies could have a negative effect on CapitalSouth’s operating results.

CapitalSouth’s profitability is vulnerable to interest rate fluctuations.

Most of CapitalSouth’s assets and liabilities are monetary in nature and subject us to significant risks from changes in interest rates. Our profitability depends to a large extent on our net interest income, and changes in interest rates can impact our net interest income as well as valuation of our assets and liabilities.

CapitalSouth currently has a negative (or liability sensitive) one-year gap position and, as a result, net interest income will be adversely affected if market rates rise so that the interest we pay on deposits and borrowings increases faster than the interest earned on loans and investments. Accordingly, like most financial institutions, our results of operations are significantly affected by changes in interest rates and our ability to manage interest rate risks. Changes in market interest rates, or changes in the relationships between short-term and long-term market interest rates, or changes in the relationship between different interest rate indices, can affect the interest rates charged on interest-earning assets differently than the interest paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income, or a decrease in interest rate spread.

One source of CapitalSouth’s noninterest income is gains on the sale of loans, including SBA loans, through our Business Capital Group. Changes in interest rates may negatively affect our ability to originate these loans and our ability to realize gains on the sale of these loans. See “Information About CapitalSouth” on page 71 of this joint proxy statement-prospectus.

Risks Related to CapitalSouth’s Industry

As used in this section of the joint proxy-statement prospectus (page 27 to page 29), the terms “we”, “our” and other terms of similar import refer to CapitalSouth Bancorp and its subsidiaries.

CapitalSouth’s business may be adversely affected by the highly regulated environment in which it operates.

CapitalSouth is highly regulated by both state and federal agencies. Existing and future legislation and regulations may have significant impact on the banking and financial services industries. Regulatory or legislative changes could increase CapitalSouth’s operating costs, restrict its access to new products or markets, or otherwise adversely affect its operations or the manner in which it conducts business and, on the whole, adversely affect its profitability.

CapitalSouth may be adversely affected by a general deterioration in economic conditions.

The risks associated with CapitalSouth’s business are greater in periods of a slowing economy or recession. Economic declines may be accompanied by a decrease in demand for consumer or commercial credit and declining real estate and other asset values. Declining real estate and other asset values may reduce the ability of borrowers to use such equity to support borrowings. Delinquencies, foreclosures and losses generally increase during economic slow downs or recessions. Additionally, CapitalSouth’s servicing, collection and credit costs may also increase in periods of economic slow down or recessions.

An economic downturn or natural disaster, especially one affecting our market areas, could adversely affect CapitalSouth’s financial condition, results of operations or cash flow.

CapitalSouth is subject to the local economies in the MSA’s of Birmingham-Hoover, Huntsville and Montgomery, Alabama and Jacksonville, Florida. Our success depends in part upon the stability or growth in population, income levels, deposits and housing starts in our primary market areas. If prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Unpredictable economic conditions may have an adverse effect on the quality of our loan portfolio and on our financial performance. Economic recession over a prolonged period or other economic factors in our market areas could have a material adverse impact on the quality of the loan portfolio and the demand for our products and services. Future adverse changes in the economies of our market areas may have a material adverse effect on our financial condition, results of operations or cash flows. Further, the banking industry in Alabama and Florida is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond our control. As a small commercial bank, we are less able to spread the risk of unfavorable local economic conditions than are larger national or regional banks. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur. The Florida market, including our Jacksonville market, and portions of our Alabama market, principally south of Montgomery, are also subject to risks from hurricanes. Though to date we have not been adversely impacted by recent storms, hurricanes may damage or dislocate our facilities (though we have computer back-up and other emergency contingency plans in place), may damage or destroy collateral, adversely affect the livelihood of borrowers and otherwise cause significant economic dislocation in affected areas. See “Information about CapitalSouth” on page 71 of this joint proxy statement-prospectus.

CapitalSouth is subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, which limitations or restrictions could adversely affect our profitability.

CapitalSouth is primarily regulated by the Federal Reserve Board by virtue of the fact that we are a registered bank holding company. Our subsidiary bank is also primarily regulated by the Federal Reserve Board and the Alabama State Banking Department. The process of complying with Federal Reserve Board regulations is costly to us and may limit our growth and restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capital requirements of our regulators. Violations of various laws, even if unintentional, may result in significant fines or other penalties, including restrictions on branching or bank acquisitions. Banks generally have faced significant regulatory sanctions and scrutiny particularly with respect to the USA Patriot Act and other statutes relating to anti-money laundering compliance and customer privacy.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

As a public company, the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 (SOX), and the related rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq apply to CapitalSouth’s operations. These laws and regulations increase the scope, complexity and cost of corporate governance, reporting and disclosure practices. We incur significant expenses related to services rendered by our accountants, legal counsel and consultants in order to ensure compliance with these laws and regulations that we are subject to as a public company.

CapitalSouth is required to maintain adequate systems and controls under Section 404 of SOX. We may discover deficiencies in existing systems and controls. If that is the case, we intend to take the necessary steps to correct any deficiencies, and these steps may be costly to us and may strain our management resources. Our inability to comply with SOX and subsequent public disclosure of that fact may result in a decline in the market price for our common stock.

Changes in monetary policies may have an adverse effect on CapitalSouth’s business.

CapitalSouth’s results of operations are affected by policies of monetary authorities, particularly the Federal Reserve Board. Actions by monetary and fiscal authorities, including the Federal Reserve Board, could have an adverse effect on our deposit levels, loan demand or business and earnings. See “Information about CapitalSouth — Supervision and Regulation” on page 79 of this joint proxy statement-prospectus.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This document contains information about possible or assumed future results of operation or the performance of CapitalSouth after the merger is completed. These forward-looking statements may be made directly in this document or may be contained in documents that are incorporated by reference from other documents into this document. You can identify many of these forward-looking statements by looking for statements that are preceded by, followed by or include the words “believes”, “expects”, “anticipates”, “estimates” or similar expressions.

These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. In addition, many of these forward-looking statements are based on assumptions about the future that may prove to be inaccurate. Many possible events and factors could affect the future financial results and performance of CapitalSouth. This could cause actual results and performance to differ materially from those expressed in the forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date it is made, and you should consider the risks of inaccuracies when you consider and decide on the merger.

Listed below are events and factors that may cause the forward-looking statements to be inaccurate:

•	CapitalSouth may have trouble or be delayed in obtaining regulatory approval for the merger;

•	CapitalSouth may experience lower than expected revenues after the merger, higher than expected operating costs after the merger or higher than expected losses of deposits, customers and business after the merger;

•	after the merger, CapitalSouth may experience lower than expected cost savings from the merger, or delays in obtaining, or an inability to obtain, cost savings from the merger;

•	CapitalSouth may have trouble integrating our businesses or retaining key personnel;

•	competition among depository and other financial institutions may increase significantly;

•	adverse changes in the securities markets may occur;

•	changes in inflation and in the interest rate environment may reduce CapitalSouth’s margins or reduce the fair value of CapitalSouth’s investments;

•	adverse changes in general economic conditions, either nationally or in the combined company’s market areas, may occur;

•	adverse legislative or regulatory changes that adversely affect CapitalSouth’s business may occur;

•	after the merger, CapitalSouth may experience difficulties in entering new markets successfully and capitalizing on growth opportunities; or

•	technological changes and systems integration may be more difficult or expensive than CapitalSouth expects.

THE SPECIAL MEETINGS OF THE STOCKHOLDERS
OF CAPITALSOUTH AND THE SHAREHOLDERS OF MONTICELLO

Purpose

CapitalSouth

At the special meeting of the CapitalSouth stockholders, they will be asked to consider the approval of the proposed merger agreement by and between CapitalSouth and Monticello and joined in by James C. Bowen, and the issuance of the shares in connection with the proposed merger. CapitalSouth and Monticello have agreed that Monticello will be merged into CapitalSouth. The merger cannot be completed unless the stockholders of CapitalSouth and the shareholders of Monticello approve the merger agreement, and the stockholders of CapitalSouth approve the issuance of shares in connection with the proposed merger. The board of directors of each of CapitalSouth and Monticello is providing this document to you in connection with the solicitation of proxies for use at the meeting of the stockholders of CapitalSouth and the meeting of shareholders of Monticello and at any adjournments or postponements thereof. The meeting of the
CapitalSouth stockholders will take place on          , 2007, at   a.m., Birmingham, Alabama time, at the main office of CapitalSouth Bank at 2340 Woodcrest Place, Suite 200, Birmingham, Alabama, unless it is postponed or adjourned to a later date. All CapitalSouth stockholders are encouraged to vote on the proposal to approve the merger agreement and the issuance of the shares in connection with the proposed merger, and CapitalSouth hopes that the information contained in this joint proxy statement-prospectus will help CapitalSouth stockholders decide how they wish to vote at the meeting.

Monticello

At the special meeting of the Monticello shareholders, they will be asked to consider the approval of the proposed merger agreement by and between CapitalSouth and Monticello and joined in by James C. Bowen. CapitalSouth and Monticello have agreed that Monticello will be merged into CapitalSouth. The merger cannot be completed unless the stockholders of CapitalSouth and the shareholders of Monticello approve the merger agreement, and the stockholders of CapitalSouth approve the issuance of shares in connection with the proposed merger. The board of directors of each of CapitalSouth and Monticello is providing this document to you in connection with the solicitation of proxies for use at the meeting of the stockholders of CapitalSouth and the shareholders of Monticello and at any adjournments or postponements thereof. The meeting of the Monticello shareholders will take place on          , 2007, at   a.m., Jacksonville, Florida time, at the main office of Monticello Bank at 10696 St. Augustine Road, Jacksonville, Florida, unless it is postponed or adjourned to a later date. All Monticello shareholders are encouraged to vote on the proposal to approve the merger, and Monticello hopes that the information contained in this document will help Monticello shareholders decide how they wish to vote at the meeting. CapitalSouth is also providing this joint proxy statement-prospectus to Monticello shareholders as a prospectus in connection with the offer and sale by CapitalSouth of its shares of common stock as a result of Monticello’s merger into CapitalSouth.

The Record Date; Quorum Requirement

CapitalSouth

The CapitalSouth board of directors has determined that only those persons or entities who are recorded in the CapitalSouth records as holding shares of CapitalSouth common stock as of the close of business on          , 2007, are entitled to notice of and entitled to vote at the special meeting. The notice of special meeting accompanies this joint proxy statement-prospectus.

Before any business may be transacted at the meeting, a sufficient number of CapitalSouth stockholders who collectively hold at least a majority of the issued and outstanding shares of CapitalSouth common stock entitled to vote at the meeting must be present, either in person or by proxy, at the meeting. As of the record date, there were           shares of CapitalSouth common stock issued and outstanding. Accordingly, at least          shares of CapitalSouth common stock must be present at the meeting to constitute a quorum for the conduct of business.

Monticello

The Monticello board of directors has determined that only those persons or entities who are recorded in the Monticello records as holding shares of Monticello common stock as of the close of business on          , 2007, are entitled to notice of and entitled to vote at the special meeting. The notice of special meeting accompanies this joint proxy statement-prospectus.

Before any business may be transacted at the meeting, a sufficient number of Monticello shareholders who collectively hold at least a majority of the issued and outstanding shares of Monticello common stock entitled to vote at the meeting must be present, either in person or by proxy, at the meeting. As of the record date, there were 2,880 shares of Monticello common stock issued and outstanding. Accordingly, at least 1,441 shares of Monticello common stock must be present at the meeting to constitute a quorum for the conduct of business.

Voting Rights and Votes Required

CapitalSouth

Each share of CapitalSouth common stock held by a CapitalSouth stockholder is entitled to one vote on every matter to be considered at the meeting. Approval of the merger and the issuance of the shares related thereto requires the affirmative vote of CapitalSouth stockholders who hold a majority of the shares of CapitalSouth common stock entitled to vote at the meeting (i.e.,          shares of CapitalSouth common stock). If a CapitalSouth stockholder does not vote his shares, it will have the same effect as a vote AGAINST the merger agreement.

As of the close of business on the record date, the CapitalSouth directors and executive officers and their affiliates beneficially owned and were entitled to vote approximately           shares of CapitalSouth common stock, which represents approximately     % of the shares of CapitalSouth common stock issued and outstanding on that date.

Monticello

Each share of Monticello common stock held by a Monticello shareholder is entitled to one vote on every matter to be considered at the meeting. Approval of the merger requires the affirmative vote of Monticello shareholders who hold a majority of the shares of Monticello common stock entitled to vote at the meeting (i.e., 1,441 shares of Monticello common stock). If a Monticello shareholder does not vote his shares, it will have the same effect as a vote AGAINST the merger agreement.

As of the close of business on the record date, the Monticello directors and executive officers and their affiliates beneficially owned and were entitled to vote approximately          shares of Monticello common stock, which represents approximately     % of the shares of Monticello common stock issued and outstanding on that date. James C. Bowen is the owner of 48.05556% of the issued and outstanding Monticello common stock and thus has the ability to significantly influence the action taken by the Monticello shareholders. In order to induce CapitalSouth to execute the merger agreement, directors and officers of Monticello, including Mr. Bowen, representing 79.17% of the issued and outstanding Monticello shares executed agreements to vote in favor of the merger at the special meeting of Monticello shareholders.

Voting at the Special Meeting; Proxies

CapitalSouth

If a CapitalSouth stockholder wishes to vote on the merger proposal, you may either attend the meeting and vote your shares of CapitalSouth common stock in person, or you may appoint a person to act as your proxy who will vote your shares at the meeting in accordance with your instructions. Every CapitalSouth stockholder is welcome and encouraged to attend the meeting. If you wish to vote your shares by way of a proxy, please complete, sign and date the CapitalSouth proxy card enclosed with this document and mail it to CapitalSouth in the enclosed envelope. If you properly complete a proxy and CapitalSouth receives the proxy before or at the meeting, your shares of CapitalSouth common stock will be voted in accordance with the voting instructions you completed on the proxy. If you grant a proxy by signing and returning to CapitalSouth the enclosed proxy card without completing the voting instructions, your shares of CapitalSouth common stock will be voted “FOR” the proposal to approve the merger. The CapitalSouth board of directors is not aware of any other matter to be presented for action by CapitalSouth stockholders at the meeting. If, however, other matters do properly come before the meeting, your shares will be voted or not voted on such other matters by the persons named in the proxy in their discretion and best judgment.

In the event a quorum is not present at the time the meeting is convened, or if for any other reason CapitalSouth believes that additional time should be allowed for the solicitation of proxies, CapitalSouth may postpone the meeting or may adjourn the meeting with or without a vote of its stockholders. If CapitalSouth proposes to adjourn the meeting by a vote of its stockholders, the persons named in the enclosed form of proxy will vote all CapitalSouth common stock for which they have voting authority in favor of an adjournment.

If you grant a proxy by completing, signing and returning to CapitalSouth the enclosed proxy card, you are not prevented from attending the special meeting and voting in person. However, your attendance at the meeting will not by itself revoke a CapitalSouth proxy that you have previously granted; you must also vote in person at the CapitalSouth special meeting. If you instructed your broker to vote your shares of CapitalSouth common stock, you must contact your broker and follow your broker’s directions in order to change your vote.

You may revoke a CapitalSouth proxy at any time prior to its exercise at the meeting by:

•	writing to CapitalSouth and notifying it that you wish to revoke your written proxy;

•	properly completing, signing and returning to CapitalSouth another proxy that is dated after any proxy or proxies previously granted by you; or

•	attending the CapitalSouth special meeting and voting in person.

All written notices of revocation and other communications about a CapitalSouth proxy should be addressed to CapitalSouth as follows:

CapitalSouth Bancorp
2340 Woodcrest Place, Suite 200
Birmingham, Alabama 35209
Attention: Carol W. Marsh

All notices of revocation of CapitalSouth proxies must be received by CapitalSouth as originals sent by hand delivery, U.S. mail or overnight courier.

Monticello

If a Monticello shareholder wishes to vote on the merger proposal, you may either attend the meeting and vote your shares of Monticello common stock in person, or you may appoint a person to act as your proxy who will vote your shares at the meeting in accordance with your instructions. Every Monticello shareholder is welcome and encouraged to attend the meeting. If you wish to vote your shares by way of a proxy, please complete, sign and date the Monticello proxy card enclosed with this document and mail it to Monticello in the enclosed envelope. If you properly complete a proxy and Monticello receives the proxy before or at the meeting, your shares of Monticello common stock will be voted in accordance with the voting instructions you completed on the proxy. If you grant a proxy by signing and returning to Monticello the enclosed proxy card without completing the voting instructions, your shares of Monticello common stock will be voted “FOR” the proposal to approve the merger. The Monticello board of directors is not aware of any other matter to be presented for action by Monticello shareholders at the meeting. If, however, other matters do properly come before the meeting, your shares will be voted or not voted on such other matters by the persons named in the proxy in their discretion and best judgment.

In the event a quorum is not present at the time the meeting is convened, or if for any other reason Monticello believes that additional time should be allowed for the solicitation of proxies, Monticello may postpone the meeting or may adjourn the meeting with or without a vote of its shareholders. If Monticello proposes to adjourn the meeting by a vote of its shareholders, the persons named in the enclosed form of proxy will vote all Monticello common stock for which they have voting authority in favor of an adjournment.

If you grant a proxy by completing, signing and returning to Monticello the enclosed Monticello proxy card, you are not prevented from attending the special meeting and voting in person. However, your attendance at the meeting will not by itself revoke a Monticello proxy that you have previously granted; you must also vote in person at the Monticello special meeting. If you instructed your broker to vote your shares of Monticello common stock, you must contact your broker and follow your broker’s directions in order to change your vote.

You may revoke a Monticello proxy at any time prior to its exercise at the meeting by:

•	writing to Monticello and notifying it that you wish to revoke your written proxy;

•	properly completing, signing and returning to Monticello another proxy that is dated after any proxy or proxies previously granted by you; or

•	attending the Monticello special meeting and voting in person.

All written notices of revocation and other communications about a Monticello proxy should be addressed to Monticello as follows:

Monticello Bancshares, Inc.
10696 St. Augustine Road
Jacksonville, Florida 32257
Attention: Donna Watson

All notices of revocation of Monticello proxies must be received by Monticello as originals sent by hand delivery, U.S. mail or overnight courier.

Solicitation of Proxies

CapitalSouth

The proxy solicitation of CapitalSouth stockholders is being made by the CapitalSouth board of directors. The cost of solicitation of proxies will be borne by CapitalSouth. CapitalSouth has engaged Corporate Communications to assist it in proxy solicitations regarding the meeting. Corporate Communications is paid a monthly retainer, plus out-of-pocket expenses, to assist with investor relations as well as proxy solicitations. Proxies may also be solicited personally or by telephone, fax, or telegraph by CapitalSouth’s directors, officers, and employees, without additional compensation. CapitalSouth will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy soliciting materials to the beneficial owners of shares of CapitalSouth common stock.

Monticello

The proxy solicitation of Monticello shareholders is being made by the Monticello board of directors. The cost of solicitation of proxies will be borne by Monticello. Proxies may be solicited personally or by telephone, fax, or telegraph by Monticello’s directors, officers, and employees, without additional compensation. Monticello will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy soliciting materials to the beneficial owners of shares of Monticello common stock.

Effect of “Abstentions” and “Broker Non-Votes”

CapitalSouth

CapitalSouth intends to count “abstentions” and “broker non-votes” only for the purpose of determining if a quorum is present at the meeting; they will not be counted as votes cast on the proposal to approve the merger agreement. An “abstention” will occur if a CapitalSouth stockholder attends the meeting, but does not vote on any matter at the meeting or if a CapitalSouth stockholder properly completes and returns a proxy with instructions to abstain on the merger proposal (either by proxy or in person). A “broker non-vote” will occur if shares are held by a broker or nominee and the shares are deemed to be present at the meeting but a CapitalSouth stockholder has not instructed its broker or nominee how to vote. Brokerage firms that hold shares in street name for a client may not vote the client’s shares with respect to any “non-discretionary” item if the client has not furnished voting instructions to the brokerage firm. Accordingly, abstentions and broker non-votes will have the same effect as a vote against a proposal.

Monticello

Monticello intends to count “abstentions” and “broker non-votes” only for the purpose of determining if a quorum is present at the meeting; they will not be counted as votes cast on the proposal to approve the merger agreement. An “abstention” will occur if a Monticello shareholder attends the meeting, but does not vote on any matter at the meeting or if a Monticello shareholder properly completes and returns a proxy with instructions to abstain on the merger proposal (either by proxy or in person). A “broker non-vote” will occur if shares are held by a broker or nominee and the shares are deemed to be present at the meeting but a Monticello shareholder has not instructed its broker or nominee how to vote. Brokerage firms that hold shares in street name for a client may not vote the client’s shares with respect to any “non-discretionary” item if the client has not furnished voting instructions to the brokerage firm. Accordingly, abstentions and broker non-votes will have the same effect as a vote against a proposal.

THE MERGER

The following discussion describes the material aspects of the merger. Since this discussion is a summary, it may not contain all of the information that is important to a Monticello shareholder or a CapitalSouth stockholder to make a decision about the merger. To understand the merger fully, and for a more complete description of the legal terms of the merger, the board of directors of each of Monticello and CapitalSouth encourage all Monticello shareholders and CapitalSouth stockholders to read this entire document and the merger agreement completely and carefully. A copy of the Agreement and Plan of Merger (sometimes referred to as, the merger agreement), without any exhibits or schedules, is attached as Appendix A to this joint proxy statement-prospectus and is incorporated by reference herein.

General

The board of directors of each of CapitalSouth and Monticello has unanimously adopted the merger agreement and approved the merger. If the merger is completed:

•	Monticello will be merged into CapitalSouth and will cease to exist as a separate corporate entity;

•	CapitalSouth, as the surviving entity, will succeed to all of Monticello’s assets and liabilities;

•	the merged entity will be a Delaware corporation and will operate under the name “CapitalSouth Bancorp”;

•	the current officers and directors of CapitalSouth will be the officers and directors of the merged entity, except that contemporaneous with the effective date of the merger, the CapitalSouth board of directors will appoint James C. Bowen as a director of CapitalSouth;

•	all outstanding shares of Monticello common stock held by persons other than James C. Bowen will be exchanged, subject to certain limitations, for (i) shares of CapitalSouth common stock, (ii) a right to receive a cash payment, or (iii) a combination of CapitalSouth common stock and cash;

•	to the extent Monticello shareholders receive shares of CapitalSouth common stock (instead of cash), they will become stockholders of CapitalSouth; and

•	the operations of Monticello will be merged into the operations of CapitalSouth.

It is also presently anticipated that immediately following the merger of Monticello with and into CapitalSouth, Monticello Bank, a federal savings bank and wholly-owned subsidiary of Monticello, will be merged with and into CapitalSouth Bank, an Alabama banking corporation and wholly-owned subsidiary of CapitalSouth, for no additional consideration. In such case, CapitalSouth Bank will be the surviving bank after that merger and Monticello Bank will cease to exist.

Capital South will issue to the holders of all of the common shares of Monticello total consideration in the merger in the form of:

•	1,047,619 shares of CapitalSouth common stock,

•	$14,000,000 in cash, and

•	a promissory note in the original principal amount of $8,000,000.

James C. Bowen is the holder of 48.05556% of the issued and outstanding common shares of Monticello and, pursuant to the terms of the merger agreement, will receive a total amount of consideration equal to:

•	a cash payment of $8,044,444,

•	a promissory note in the original principal amount of $8,000,000 and

•	the number of shares of CapitalSouth common stock that is necessary to cause James C. Bowen to receive an aggregate of 48.05556% of the total consideration paid to all shareholders of Monticello in the merger.

The promissory note to be issued by CapitalSouth to Mr. Bowen shall bear interest at a rate equal to the thirty (30) day London Interbank Offered Rate (LIBOR) plus one-half percent (0.5%) per annum, which interest rate shall be determined on the first business day of each month during the term of such note. The note shall be for a five (5) year term, shall be payable quarterly on the basis of a 5-year amortization period, and shall allow CapitalSouth to prepay any or all accrued and unpaid interest and principal at any time without penalty. The number of shares to be issued by CapitalSouth to Mr. Bowen shall be calculated by determining the average of the closing per share trading prices of CapitalSouth common stock over a 15 trading day period preceding the fifth trading day prior to the closing date of the merger. Though the number of shares of CapitalSouth common stock to be issued in the merger is fixed, the value of the stock component of the merger consideration will fluctuate with the market price of the CapitalSouth common stock prior to the closing of the merger. On February 28, 2007, the date of the merger agreement, the closing price of CapitalSouth common stock was $18.62 per share. On           , the date of this joint proxy statement-prospectus, the closing price of CapitalSouth common stock was $      per share. There is no established public market for the Monticello common stock and the stock is not quoted on any stock exchange and is not traded over the counter.

Upon completion of the merger, and in the absence of an election to the contrary, each holder of shares of Monticello common stock other than James C. Bowen shall receive consideration per share equal to:

•	$3,980.99 in cash, and

•	0.06684% of the number of shares of CapitalSouth common stock remaining after subtracting from the aggregate amount to be issued the number of shares allocated to James C. Bowen.

Such other shareholders of Monticello will have the right to elect to receive more cash or stock subject to the limitations that CapitalSouth will issue to all Monticello shareholders in the merger: (i) a total of 1,047,619 shares of CapitalSouth common stock and (ii) cash equal to $14,000,000. The holders of shares of Monticello common stock other than James C. Bowen shall not have the right to elect to receive any consideration for their shares in the form of a promissory note.

At their option, the holders of Monticello common stock other than James C. Bowen may elect, subject to certain limitations, to receive:

•	shares of CapitalSouth common stock only,

•	cash only, or

•	any proportion of cash and whole shares of CapitalSouth common stock that such holder desires to receive as payment in exchange for a portion or all of the shares of Monticello common stock they own,

instead of receiving $3,980.99 in cash and 0.06684% of the remaining shares of CapitalSouth common stock per share of Monticello common stock.

The aggregate amount of cash that will be paid to Monticello shareholders other than James C. Bowen in the merger will be equal to $5,955,556. The aggregate number of shares that will be paid to Monticello shareholders other than James C. Bowen in the merger will be equal to the number of shares remaining after subtracting from the aggregate amount to be issued the number of shares allocated to James C. Bowen. To the extent that total cash elections from Monticello shareholders exceed the aggregate cash consideration available, a portion of the Monticello shares for which a cash election was made representing this excess will be reallocated to the stock election on a proportional basis across all persons who elected to receive cash in lieu of the stock consideration. To the extent that total stock elections from Monticello shareholders exceed the aggregate stock consideration available, a portion of the Monticello shares for which a stock election was made representing this excess will be reallocated to the cash election on a proportional basis across all persons who elected to receive stock in lieu of the cash consideration. Monticello shareholders who make no election or who elect to receive $3,980.99 in cash and 0.06684% of the remaining shares of CapitalSouth common stock shall not be subject to an over-election adjustment.

No fractional shares of CapitalSouth common stock will be issued in the merger. If a Monticello shareholder is entitled to receive a fractional share of CapitalSouth common stock, then, in lieu thereof, they will receive a cash payment. The cash payment will equal the product of (i) the fractional part of a share of CapitalSouth common stock that they would otherwise be entitled to receive, and (ii) the average of the closing per share trading prices of CapitalSouth common stock as for the 15 trading days preceding the fifth trading day immediately prior to the closing date of the merger.

As of the date of the merger agreement and this joint proxy statement-prospectus, Monticello did not have and does not have outstanding any options, warrants, commitments, or other rights or instruments to purchase or acquire any shares of capital stock of Monticello, or any securities or rights convertible into or exchangeable for shares of capital stock of Monticello. Pursuant to the terms of the merger agreement, Monticello is prohibited from issuing or granting any option, warrant, call, commitment, subscription, right or agreement to purchase relating to the authorized or issued capital stock of Monticello.

Certificate of Merger and Effective Time of the Merger

CapitalSouth and Monticello will consummate the merger if it is approved by the stockholders of CapitalSouth and the shareholders of Monticello, all required regulatory approvals and actions are obtained and taken and all other conditions to the merger have been satisfied or waived, including the condition that there be no actual or threatened causes of action concerning the merger that in the reasonable judgment of CapitalSouth or Monticello would have a material adverse impact on the interests of CapitalSouth or Monticello, as the case may be. See “Regulatory Approvals” on page 53 of this joint proxy statement-prospectus for a description of the nature of the approvals to be obtained and how the timing of the merger may be affected by the approval process. The merger will become effective on the date and at the time when a certificate of merger and articles of merger are filed with the Secretary of State of Delaware and the Secretary of State of Florida, unless a later date is specified in the certificate of merger and articles of merger. Subject to the satisfaction or waiver of all conditions to closing, CapitalSouth intends to file the certificate of merger and articles of merger on the tenth business day following the latest to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over and approving or exempting the merger, (ii) the date on which the shareholders of Monticello approve the merger agreement, and (iii) the date on which the stockholders of CapitalSouth approve the merger agreement, although CapitalSouth and Monticello may agree to another date.

If the merger is not completed by October 31, 2007, or any other later date as agreed to by the parties, either party may terminate the merger agreement, provided the terminating party has not breached any provision of the merger agreement. See “Termination of the Merger Agreement” on page 57 of this joint proxy statement-prospectus for more details of how the merger agreement may be terminated.

Background of the Merger

The management and the board of directors of each of CapitalSouth and Monticello regularly consider various strategic alternatives in the exercise of their fiduciary responsibilities to their respective stockholders and shareholders and as part of their continuing efforts to enhance their respective banking franchises and to maximize stockholder and shareholder value. These strategic alternatives included continuing to operate as an independent financial institution, acquiring deposits and branch offices, acquiring other community banks and entering into a strategic business combination with a similarly-sized or larger institution. The boards of directors of CapitalSouth and Monticello have each measured possible strategic alternatives by the potential to enhance stockholder and shareholder value, provide liquidity for their stockholders and shareholders, and diversify their products and services by increasing their business exposure to other markets.

In addition, the Monticello board of directors and management routinely have discussed the increasing level of competition, continuing consolidation, regulatory burden and related costs and other developments in the financial services industry, particularly in the southeastern United States. The Monticello board of directors and management have met with a number of potential financial advisors, including McKinnon & Company,

Inc. (McKinnon), over the past several years. These advisors would occasionally make a presentation about the possibility of entering into a merger agreement or taking Monticello public.

Based upon the Monticello board of directors’ collective experience and knowledge of Monticello’s industry and sector, the Monticello board of directors remained confident in the viability of Monticello’s strategic plan, but also discussed the possibility that market conditions might present an opportunity to enhance shareholder value through a capital transaction.

CapitalSouth has been focused on a strategy to expand its banking model into higher growth markets across the southeastern United States for the past few years. In July of 2005, CapitalSouth purchased from a competitor a stripped charter allowing it to operate as a bank in the State of Florida, and opened a denovo branch in Jacksonville, Florida as its first full-service banking office outside the State of Alabama. In May of 2006, the Company engaged W. Flake Oakley, IV as a consultant to further this strategy by identifying and contacting potential merger and other business combination partners in selected markets across the southeastern United States. Mr. Oakley was familiar with this geographic region as a result of his experience in the banking industry and his career with Colonial BancGroup.

In the fall of 2005, Monticello encountered some issues arising out of an examination conducted by its primary regulator, the Office of Thrift Supervision (the OTS). Monticello retained Miller, Hamilton, Snider & Odom, L.L.C. (Miller, Hamilton) to help address these regulatory issues. About the same time, Monticello met with McKinnon to discuss the possibility of taking the company public. After consultation, management and the Monticello board of directors determined that engaging in a public offering would be difficult if the company was placed under any regulatory restraints.

In addition to McKinnon, senior management had received presentations from two other investment advisors to discuss the possibility of a strategic transaction and discussed those presentations with Monticello’s board of directors. After considering all three presentations, Monticello selected McKinnon as its financial advisor based on McKinnon’s qualifications, expertise and reputation as a nationally recognized specialist in the financial services industry, with extensive experience in advising banks and thrifts. Among the factors considered by the board of directors in selecting McKinnon were (i) McKinnon offered to provide its services for the same or less than what other financial advisors would charge, and (ii) McKinnon agreed to provide its services without any consideration being paid to McKinnon prior to the closing of a strategic transaction.

In January of 2006, the Monticello board of directors determined that the most efficient method to settle its regulatory issues would be to agree to enter into a Stipulation and Consent to the Issuance of an order to Cease and Desist for Affirmative Relief (the C&D) with the OTS. While Monticello worked out the requirements of the C&D, the Monticello board of directors, in consultation with McKinnon, determined that it would be in the best interest of its shareholders for Monticello to solicit on a selective basis nonpublic indications of interest for a possible transaction in respect of the acquisition of the capital stock of Monticello. McKinnon & Company engaged in discussions with a number of financial institutions — including two that made non-binding indications of interest to purchase Monticello. However, the Monticello board of directors determined that those indications of interest were not satisfactory for a number of reasons and declined to pursue them.

In November of 2006, Mr. Oakley received information from Miller, Hamilton that indicated that Monticello might be interested in exploring various strategic alternatives, including merger and other business combination options. Mr. Oakley indicated CapitalSouth would be interested in meeting with Monticello to conduct initial discussions regarding the possibility of CapitalSouth pursing such an opportunity. Mr. Oakley was directed to contact Monticello’s financial advisor, McKinnon.

After several phone conversations, Mr. Oakley and Dan Puckett, Chairman and Chief Executive Officer of CapitalSouth, met with James C. Bowen, Chairman and Chief Executive Officer of Monticello, in Jacksonville, Florida on November 28, 2006. Messrs. Puckett, Oakley and Bowen engaged in initial discussions on that date regarding the operations and business plans of the two companies, the ownership structure of Monticello and the status of issues raised by Monticello’s banking regulators.

On December 12, 2006, Mr. Oakley sent McKinnon a proposed term sheet offering a combination of debt, stock and cash in exchange for all of the outstanding shares of Monticello. Following several discussions between members of management and consultants and advisors to the parties, Monticello and CapitalSouth agreed to schedule due diligence reviews on the respective companies for the middle to late part of January of 2007. Mr. Oakley was appointed as President of CapitalSouth in January of 2007.

CapitalSouth performed an on-site due diligence review at Monticello from January 17 through January 19, 2007, and Monticello performed an on-site due diligence review at CapitalSouth from January 31 through February 1, 2007. Following the due diligence reviews by CapitalSouth and Monticello, the management teams of both companies discussed the final terms of CapitalSouth’s offer such as the combination of cash and stock as consideration, the size of the promissory note included as consideration, management of the combined company following the consummation of the merger, and the total valuation of the two companies. Management of Monticello reviewed the terms of the offer from CapitalSouth with McKinnon.

The management of CapitalSouth and Monticello, assisted by their respective legal advisors and, in the case of Monticello, its financial advisor, had several discussions regarding proposed changes to the proposed term sheet regarding the offer of CapitalSouth to acquire all of the shares of Monticello through a merger. On February 6, 2007, CapitalSouth and Monticello agreed upon the terms and conditions of a final term sheet in substantially the same format as was originally proposed by CapitalSouth subject to the execution of a definitive agreement by and between the parties. Through their respective legal counsel, Monticello and CapitalSouth began to negotiate a definitive merger agreement on February 13, 2007. CapitalSouth performed additional due diligence on Monticello from February 13 to February 16, 2007 and Monticello conducted additional due diligence on CapitalSouth from February 24 to February 26, 2007.

On February 27, 2007, the board of directors of CapitalSouth met to evaluate and discuss the proposed merger agreement and the terms of the proposed merger between Monticello and CapitalSouth. The board of directors of CapitalSouth discussed the proposed merger consideration, the management of the combined company following consummation of the merger and the projected financial condition and prospects of the combined company following consummation of the company. Bradley Arant Rose & White LLP, legal advisor to CapitalSouth, discussed with the CapitalSouth board of directors the legal standards applicable to its decisions and actions with respect to the proposed transaction and reviewed the legal terms of the proposed merger and the related agreements. On February 27, 2007, following review and discussion among the members, the board of directors of CapitalSouth unanimously voted to approve the merger agreement.

On February 28, 2007, the board of directors of Monticello met to evaluate and discuss the proposed merger agreement and the terms of the proposed merger between Monticello and CapitalSouth. At that meeting, McKinnon furnished to the board of directors of Monticello its verbal opinion that, as of that date and based upon and subject to the considerations described in its presentation to the board and other matters that McKinnon considered relevant, the proposed merger consideration was fair, from a financial point of view, to holders of Monticello common stock. Miller, Hamilton, as legal advisor to Monticello, discussed with the Monticello board of directors the legal standards applicable to its decisions and actions with respect to the proposed transaction and reviewed the legal terms of the proposed merger and the related agreements. On February 28, 2007, following review and discussion among the members, the board of directors of Monticello unanimously voted to approve the merger agreement.

On February 28, 2007, the date of the merger agreement, CapitalSouth and Monticello finalized, executed and delivered the definitive agreements for the transaction on that date. Prior to the open of The Nasdaq Global Market on March 1, 2007, the parties issued a press release announcing the execution of the merger agreement.

The board of directors of Monticello believes the merger is in the best interests of the Monticello shareholders because the merger will permit the Monticello shareholders to exchange their ownership in Monticello for cash or shares of CapitalSouth common stock, or a combination of both, and CapitalSouth has greater financial resources and a larger stockholder base than Monticello. The board of directors of CapitalSouth believes the merger is in the best interests of CapitalSouth stockholders because the merger will expand the presence of CapitalSouth in an important market and is expected to be accretive to earnings. The board of directors of each of Monticello and CapitalSouth also believes that the terms of the merger, including the basis of exchange of CapitalSouth common stock for Monticello common stock, which was determined through arms-length negotiations between CapitalSouth and Monticello, are fair and equitable and take into account the relative earnings power of CapitalSouth and Monticello, historic and anticipated operations, the economies of scale to be achieved through the merger, the trading prices of the shares of the respective companies, and other relevant factors.

Recommendation of the CapitalSouth Board of Directors and Reasons for the Merger

The CapitalSouth board has unanimously approved the merger agreement and unanimously recommends that CapitalSouth stockholders vote “FOR” approval and adoption of the merger agreement.

The CapitalSouth board has unanimously determined that the merger is fair to, and in the best interests of, CapitalSouth and its stockholders. In arriving at this determination and approving and recommending the merger agreement, the CapitalSouth board, among other things, consulted with its legal counsel as to its legal duties and the other terms of the merger agreement. In arriving at its determination and recommendation, the CapitalSouth board considered a number of factors, including the following:

•	the information presented by Monticello’s management concerning Monticello’s business, operations, earnings, asset quality and financial condition;

•	the ability of Monticello to contribute to CapitalSouth’s earnings after the merger;

•	the financial terms of the merger, including the relationship of the consideration value to the book value, tangible book value, earnings per share and core deposits of Monticello;

•	the compatibility of Monticello’s management team, strategic objectives and geographic footprint with those of CapitalSouth; and

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

The discussion of the factors considered by the CapitalSouth board is not intended to be exhaustive, but includes all material factors considered. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the CapitalSouth board did not assign any specific or relative weights to any of the foregoing factors, and individual directors may have weighted factors differently. The CapitalSouth board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, CapitalSouth management and CapitalSouth’s legal advisor, and considered the factors overall to be favorable to, and to support, its determination.

Recommendation of the Monticello Board of Directors and Reasons for the Merger

Monticello’s board of directors has unanimously approved the merger agreement and recommends that Monticello shareholders vote “FOR” the approval of the merger agreement.

The Monticello board has determined that the merger is fair to, and in the best interests of, Monticello and its shareholders. In approving the merger agreement, the board of directors of Monticello consulted with its financial advisor with respect to the financial aspects and fairness of the transaction to Monticello’s shareholders from a financial point of view and with its legal counsel as to its legal duties and the terms of the merger agreement and related agreements. In reaching its determination to approve and recommend the merger, the board of directors of Monticello, with the advice from certain members of executive management and financial and legal advisors, considered a number of factors, including the following material factors:

•	the Monticello board of directors’ understanding of strategic options available to Monticello and the assessment of those options by the board and certain members of executive management as to the prospects and estimated results of the execution of its business plan as an independent entity under various scenarios, and the determination that none of those strategic options or the execution of its business plan under the best case scenarios were likely to create greater value on a present value basis for shareholders than the merger consideration being paid by CapitalSouth;

•	the ability of Monticello shareholders to continue to participate in the future of the combined entity by receiving CapitalSouth common stock and ability of shareholders to elect to receive approximately 50% of the merger consideration in cash to moderate the effects of market fluctuations in CapitalSouth common stock and that shareholders would have potential value appreciation by owning the common stock of a highly-regarded and profitable financial institution operating in the southeastern region of the United States;

•	information concerning the business, earnings, operations, financial condition, strategic initiatives and general prospects of CapitalSouth as compared to the other institutions and the expected performance of CapitalSouth and Monticello on a combined basis. In particular, the Monticello board of directors considered the market value and trading history of the common stock of CapitalSouth in comparison to its peer institutions, and in comparison to Monticello’s common stock, the combined franchise and geographic coverage that would result from a merger with CapitalSouth and the relative prospects of continued growth and performance of CapitalSouth based upon the expected interest rate environment in the near term and the structure of CapitalSouth’s balance sheet and operating strategy;

•	the opinion rendered by McKinnon & Company, Inc., as financial advisor to Monticello, that, subject to the assumptions and limitations set forth therein, the merger consideration was, as of the date of the opinion, fair, from a financial point of view, to Monticello’s shareholders;

•	the potential efficiencies and synergies that could result from a combination with CapitalSouth and the wider array of products and services that would be available to the current customers and communities served by Monticello and the prospect that the combined entity would be better able to capitalize on opportunities to provide increased financial services to Monticello customers;

•	the results of the due diligence review conducted on CapitalSouth, including the likelihood of the transaction receiving the requisite regulatory approvals in a timely manner;

•	the effect of the merger on the depositors, customers and the communities served by Monticello. The acquisition by CapitalSouth was deemed to be an opportunity to provide depositors, customers and the communities served by Monticello with increased financial services and access to financial services throughout a wider market area;

•	that many of Monticello’s current employees would remain involved with the combined entity, including Mr. Bowen joining CapitalSouth’s board of directors, which would help the surviving entity deal with transition issues;

•	the current and prospective economic, competitive and regulatory environment and associated compliance costs facing Monticello and independent community banking institutions generally;

•	a review, with the assistance of its financial and legal advisors, of the terms of the merger agreement, the structure of the merger and the mix of cash and common stock consideration, including the fact that the merger is intended to qualify as a transaction of a type that is generally tax-free for U.S. federal income tax purposes as to the stock component of the merger consideration;

•	the opportunity for shareholders of Monticello, whose stock is currently not traded on any public market, to receive cash or shares of common stock (or some combination thereof) of a larger and more diversified financial institution, the common stock of which is publicly traded; and

•	the likelihood of regulatory and shareholder approvals and estimated transactional and severance costs associated with the merger and payments that could be triggered upon termination of or failure to consummate the merger.

The foregoing information and factors considered by Monticello’s board of directors are not exhaustive, but include all material factors that Monticello’s board of directors considered and discussed in approving and recommending the merger. In view of the wide variety of factors considered and discussed by Monticello’s board of directors in connection with its evaluation of the merger and the complexity of these factors, the board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign any specific or relative weights to the specific factors that it considered in reaching its decision; rather it considered all of the factors as a whole. The board of directors discussed the foregoing factors, including asking questions of certain members of Monticello’s executive management, and legal and financial advisers, and reached a general consensus that the merger was in the best interests of Monticello and its shareholders. In considering the foregoing factors, individual directors may have assigned different weights to different factors. Monticello’s board of directors relied on the experience and expertise of Monticello’s financial adviser for quantitative analysis of the financial terms of the merger. See “The Merger — Opinion of Financial Advisor to Monticello” below. It should be noted that this explanation of the reasoning of Monticello’s board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “A Warning About Forward-Looking Statements” on page 29 of this joint proxy statement-prospectus.

Opinion of Financial Advisor to Monticello

McKinnon & Company, Inc. (McKinnon) was retained by Monticello to serve as financial advisor to assist with a review of Monticello’s strategic options, including a possible transaction, merger with or sale to another financial institution. In the ordinary course of business, McKinnon is regularly involved in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, securities trading, private placements and valuations for estate, corporate and other purposes. On February 28, 2007, McKinnon provided its verbal opinion to Monticello’s board of directors that, as of such date, subject to certain assumptions, factors and limitations, the aggregate consideration proposed to be received by Monticello’s shareholders pursuant to the merger agreement was fair from a financial point of view. As of the date of this joint proxy statement/prospectus, McKinnon reconfirms its opinion in writing. The full text of McKinnon’s opinion dated May 22, 2007, which discusses the assumptions made and limitations on the review, is attached hereto as Appendix B.

McKinnon’s opinion is directed to Monticello’s board of directors and addresses only the fairness, from a financial point of view, of the aggregate consideration to Monticello’s shareholders and is not a recommendation to any Monticello shareholder as to how the shareholder should vote at Monticello’s meeting to consider the merger or any related matter.

In rendering its opinion, McKinnon reviewed and considered, among other things:

•	the merger agreement and certain related documents;

•	public and non-public financial statements of CapitalSouth and Monticello;

•	other historical financial information of CapitalSouth and Monticello including annual reports, audited financial statements, regulatory filings, quarterly and monthly financial statements; and

•	certain other internally prepared or publicly available financial documents available or made available as of the date of this joint proxy statement/prospectus.

In addition, McKinnon discussed with the management of CapitalSouth and Monticello their respective operations, regulatory relationships, prospects and other matters deemed to be relevant.

In conducting its review and arriving at its opinion, McKinnon relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided or was publicly available. McKinnon did not make or obtain any evaluations or appraisals of the properties, assets or liabilities of CapitalSouth or Monticello, nor did McKinnon examine any loan credit files. McKinnon relied upon the management of Monticello and CapitalSouth as to the reasonableness and achievability of the financial forecasts and related assumptions provided to it and assumed that such forecasts reflected the best available estimates and judgments of such management and that such forecasts will be realized in the amounts and in the time periods estimated by such management. McKinnon assumed that all of the representations and warranties contained in the merger agreement are true and correct and that the merger will be completed on the terms provided for in the merger agreement. McKinnon assumed that there has been no material change in the financial condition, operating results, business or prospects of CapitalSouth or Monticello. McKinnon’s opinion was based on market, economic and other conditions as they existed on the date of its opinion.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, McKinnon’s opinion is not readily conducive to summary description. In arriving at its opinion, McKinnon performed a variety of analyses, no one of which was assigned a greater significance than another. McKinnon believes that the analyses must be considered as a whole and that the consideration of a portion or portions of such analyses, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying McKinnon’s opinion.

The following is a description of the analyses and procedures performed by McKinnon in the course of arriving at its opinion:

Transaction Summary — Under the terms of the merger, Monticello shareholders in aggregate will have the right to receive $14,000,000 in cash, $8,000,000 in the form of a promissory note and 1,047,619 shares of the common stock of CapitalSouth. Assuming the promissory note will have the same value as the face value of the note and using a 15-day average closing price for CapitalSouth stock as of April, 25, 2007 of $17.16, the aggregate consideration in the merger was approximately $40.0 million or $13,881 per Monticello share as of April 25, 2007.

Contribution Analysis — McKinnon prepared a contribution analysis of assets, net loans, deposits, equity for CapitalSouth and Monticello as of December 31, 2006 and net income for the year ended 2006 for CapitalSouth and Monticello (adjusted for an assumed average 30% tax rate to reflect taxes that Monticello might have paid on income except for Monticello’s election to pass through its federal income tax liability to shareholders as a result of its Subchapter S election).

	CapitalSouth	Monticello

Assets	67.9%	32.1%
Net Loans	64.5%	35.5%
Deposits	72.1%	27.9%
Equity	67.3%	32.7%
2006 adjusted net income*	66.0%	34.0%

*	Monticello’s net income has been adjusted to reflect federal income taxes that might have been paid except for its status as a Subchapter S corporation.

Without any merger adjustments and without considering the dilutive impact from options outstanding at CapitalSouth, the pro forma ownership of Monticello in the combined company from the 1,047,619 shares to be issued to Monticello shareholders pursuant to the merger agreement would represent approximately 26% ownership of the combined company as of December 31, 2006. As provided in the merger agreement, the merger consideration will be a combination of cash, a promissory note and the 1,047,619 shares of CapitalSouth with a combined value of $40.0 million (based on a 15-day average of the closing price of CapitalSouth stock on April 25, 2007 and valuing the promissory note at its face value).

Comparable Transaction Analysis — McKinnon reviewed and compared the financial terms of the merger with the terms of four groups of transactions which were deemed to be pertinent to the analysis of the merger. The four groups of transactions are generally referred to as the comparable transactions. The pricing ratios for the merger and the comparable transactions were compared for the median, the average, the highest and the lowest of, (a) the price to book value, (b) the price to tangible book value, (c) the price to trailing-twelve-months (TTM) earnings, (d) the price to total assets and (e) the franchise premium to core deposits (transaction price less tangible equity to core deposits defined as all deposits less than $100,000).

The following tables provide a summary analysis of the financial terms of the merger as compared to four groups of transactions. No company, transaction or group of transactions used as a comparison in the following analysis is identical to Monticello or the transaction. An analysis of the comparable transactions is complex and involves judgments regarding financial and operational differences and other factors that impact the value of the companies and the transactions being considered.

Table 1:  Bank and thrift mergers announced in the southeastern United States between January 1, 2006 and April 25, 2007 where the selling institution had between $50 and $750 million in total assets and where credible transaction data was available.

	Median	Average	Highest	Lowest	Monticello*

(a) Price/Book Value	2.54	2.56	4.52	1.21	1.99
(b) Price/Tangible Book Value	2.58	2.62	4.52	1.21	2.00
(c) Price/Trailing-Twelve-Months Earnings*	24.8	27.4	56.1	14.3	26.6
(d) Price to Total Assets	24.1	23.2	35.6	6.4	17.5
(e) Franchise Premium/Core Deposits	23.8	24.3	45.4	4.3	29.0

*	earnings adjusted for estimated taxes payable except for Subchapter S election

The 59 institutions in the southeastern United States considered in the comparable transaction table above had the following characteristics: median assets of $198 million, median equity/assets of 8.66%, median return on average assets of 0.99%, median return on average equity of 11.13% and the median deal value was $43.9 million.

Table 2:  Nationwide bank and thrift mergers announced between January 1, 2004 and April 25, 2007 where the selling institutions were profitable, but where non-performing assets (past due loans & owned real estate) to total assets were greater than 2.5% and where credible transaction data was available.

	Median	Average	Highest	Lowest	Monticello*

(a) Price/Book Value	1.60	1.75	3.25	0.55	1.99
(b) Price/Tangible Book Value	1.71	1.81	3.25	0.55	2.00
(c) Price/Trailing-Twelve-Months Earnings*	29.1	31.8	63.7	5.8	26.6
(d) Price to Total Assets	13.6	16.0	39.9	3.5	17.5
(e) Franchise Premium/Core Deposits	9.7	11.4	35.4	(6.4)	29.0

*	earnings adjusted for estimated taxes payable except for Subchapter S election

The 25 profitable institutions with nonperforming assets greater than 2.5% of total assets considered in the comparable transaction table above had the following characteristics: median assets of $79 million, median equity/assets of 8.53%, median return on average assets of 0.52%, median return on average equity of 7.16% and the median deal value was $13.6 million.

Table 3:  Bank and thrift mergers announced between January 1, 2006 and April 26, 2007 where the selling institution was a Florida based institution and where credible transaction data was available:

	Median	Average	Highest	Lowest	Monticello*

(a) Price/Book Value	2.94	2.74	4.52	1.21	1.99
(b) Price/Tangible Book Value	2.94	2.77	4.52	1.21	2.00
(c) Price/Trailing-Twelve-Months Earnings*	24.7	28.3	50.6	14.9	26.6
(d) Price to Total Assets	24.5	25.1	34.4	10.2	17.5
(e) Franchise Premium/Core Deposits	27.3	27.5	47.7	4.3	29.0

*	earnings adjusted for estimated taxes payable except for Subchapter S election

The 26 selling Florida institutions considered in the comparable transaction table above had the following characteristics: median assets of $250 million, median equity/assets of 8.82%, median return on average assets of 1.02%, median return on average equity of 12.61% and the median deal value was $45.0 million.

Table 4:  Thrift mergers announced between January 1, 2004 and April 25, 2007 where the selling institution had a thrift charter and where credible transaction data was available:

	Median	Average	Highest	Lowest	Monticello*

(a) Price/Book Value	1.80	1.98	9.65	1.00	1.99
(b) Price/Tangible Book Value	1.92	2.13	9.72	1.00	2.00
(c) Price/Trailing-Twelve-Months Earnings*	22.6	25.8	64.6	7.4	26.6
(d) Price to Total Assets	17.9	18.1	37.2	4.5	17.5
(e) Franchise Premium/Core Deposits	15.6	17.6	52.6	1.3	29.0

*	earnings adjusted for estimated taxes payable except for Subchapter S election

The 125 selling thrifts considered in the comparable transaction table above had the following characteristics: median assets of $239 million, median equity/assets of 9.22%, median return on average assets of 0.72%, median return on average equity of 7.35% and the median deal value was $41.7 million.

Comparable Company Analysis — McKinnon compared the public trading value of CapitalSouth on April 26, 2007 to 14 publicly traded banking institutions in the Southeast where total assets were between $250 and $600 million and where return on average equity for the trailing twelve months was between 5% and 10%. The stock market valuation of CapitalSouth and the other 14 publicly traded banking institutions were compared based on their price-to-book value, price-to-tangible book value, price-to-last twelve months earnings and price to most recent quarterly earnings.

	Comparable Banks
	Median	Average	Highest	Lowest	CapitalSouth

Trading Price/Book Value	1.32	1.54	2.56	1.18	1.21
Trading Price/Tangible Book Value	1.41	1.56	2.56	1.21	1.24
Trading Price/Last 12 months Earnings	14.9	16.3	24.4	11.6	16.3
Trading Price/Most Recent Quarter Earnings	17.2	18.5	27.3	12.2	18.4

The following table also provided additional financial performance measurements for the comparable banking institutions relative to CapitalSouth.

	Comparable Banks
	Median	Average	Highest	Lowest	CapitalSouth

Return on Average Equity (LTM)	10.00	10.02	13.45	7.89	7.79
Return on Average Assets (LTM)	0.87	0.89	1.38	0.49	0.68
Net Interest Margin (MRQ)	3.72	3.79	4.99	2.86	3.46
Efficiency Ratio (MRQ)	70.0	68.7	73.8	59.0	74.6
Tangible Equity/Assets	9.07	8.66	14.16	5.84	8.08
Non-Performing Assets/Assets	0.32	0.48	1.33	0.20	0.48
Loan Loss Reserve/Total Loans	1.21	1.26	1.90	0.96	1.16

Other Analyses — McKinnon performed such other analyses as were deemed appropriate, including a review of the public trading history of CapitalSouth’s common stock. The preceding analyses do not purport to be all of the analyses performed nor all of the matters considered in rendering the opinion.

McKinnon’s opinion included in this joint proxy statement/prospects as Appendix B, dated May 22, 2007, which confirms in writing its verbal opinion given to the Monticello board of directors on February 28, 2007, is based solely upon the information available to McKinnon and the economic, market and other circumstances as they existed as of such date. Events occurring after that date could materially affect the assumptions and conclusion contained in McKinnon’s opinion. McKinnon was retained by Monticello to serve as financial advisor to Monticello in conjunction with a potential merger of Monticello and for rendering its fairness opinion. For its services, McKinnon will receive 1% of the aggregate value of the consideration to be received by Monticello shareholders at the time of closing, which would currently amount to approximately $400,000, plus actual expenses incurred up to a limit of $10,000. In the ordinary course of business, McKinnon trades the securities of CapitalSouth for its own account and for the accounts of its customers, accordingly, McKinnon may at any time hold a long or short position in such securities. McKinnon and its officers, employees, consultants and agents may have long or short positions in the securities of CapitalSouth as well.

Based on and subject to the assumptions, factors and limitations as set forth in the attached opinion and as discussed therein, the consideration offered to Monticello in the merger transaction is, in aggregate, fair to Monticello’s shareholders from a financial point of view. No limitations were imposed by Monticello upon McKinnon with respect to the investigations made or procedures followed by it in arriving at its opinion.

Interests of Certain Persons in the Merger

General

Certain members of the management and the boards of directors of Monticello and Monticello Bank have interests in the merger that are in addition to, and may be different from, any interests they may have as shareholders of Monticello generally. These interests were considered by the Monticello board in connection with its approval and adoption of the merger agreement. These interests include, among others, provisions in the merger agreement relating to indemnification of the directors and officers of Monticello and Monticello Bank, certain employee benefits and certain employment agreements, as described below.

Indemnification and Insurance

CapitalSouth has agreed in the merger agreement that for a period of six years after the merger is completed, it will indemnify, defend and hold harmless each director and officer of Monticello and Monticello Bank against all liabilities and litigation arising out of actions or omissions occurring on or prior to completion of the merger to the maximum extent permitted under the Florida Business Corporation Act and subject to certain limitations contained in federal banking laws and regulations. Subject to certain conditions, CapitalSouth has further agreed in the merger agreement to use its commercially reasonable efforts to cause directors and officers of Monticello to be covered by tail coverage on Monticello’s existing directors’ and officers’ liability insurance policies with a claims period of at least two years following the effective time of the merger.

Employee Benefits

CapitalSouth has agreed that all employees of Monticello, Monticello Bank or any of their respective subsidiaries who were participating immediately prior to the merger in employee benefit plans of Monticello, Monticello Bank or any of their respective subsidiaries for which CapitalSouth maintains a corresponding plan shall commence participation in CapitalSouth’s corresponding plan upon the later of the effective time of the merger or the date of termination of coverage under the employee benefit plans of Monticello, Monticello Bank or any of their respective subsidiaries without any gap or interruption in coverage whether a gap in time of coverage or in waiting or elimination periods.

Following completion of the merger and subject to certain conditions described below, CapitalSouth has agreed that the officers and employees of Monticello or any of its respective subsidiaries whom CapitalSouth or any of its affiliates employ will be eligible to participate in the employee benefit plans of CapitalSouth, including welfare and fringe benefit plans, sick leave, vacation, holiday pay and similar payroll practices on the same basis and subject to the same conditions as are applicable to any newly-hired employee of CapitalSouth, except that:

•	with respect to each CapitalSouth health plan, CapitalSouth will waive all waiting periods under those plans for pre-existing conditions; and

•	credit for each such employee’s past service with Monticello, Monticello Bank or any of their respective subsidiaries prior to the effective time of the merger will be given by CapitalSouth to each such employee, as if such service had been performed for CapitalSouth, for purposes of:

•	determining vacation, severance, sick leave and other leave benefits and accruals in accordance with the established policies of CapitalSouth;

•	establishing eligibility for participation in and vesting under CapitalSouth’s welfare and fringe benefit plans and for purposes of determining the scheduling of vacations and other determinations that are made based on length of service; and

•	subject to applicable law, determining eligibility to participate in and vesting in accrued benefits under the CapitalSouth Bancorp 401(k) Plan.

Employment and Non-Competition Agreements for Certain Employees

As a condition to CapitalSouth’s obligation to complete the merger, each of William Marsh and Mark Healy must enter into employment agreements with CapitalSouth. These employment agreements will become effective upon completion of the merger and will replace and supersede any and all other employment agreements between Monticello and Mr. Marsh or Mr. Healy.

William Marsh

Mr. Marsh’s employment agreement with CapitalSouth will provide that CapitalSouth will employ Mr. Marsh for a period commencing on the closing date of the merger and ending on the date that is eighteen months after the closing date of the merger unless sooner terminated pursuant to the terms of the new employment agreement. CapitalSouth will pay to Mr. Marsh an annual base salary of $140,300. Mr. Marsh is not eligible to receive any change in control payment as a result of the proposed merger. Mr. Marsh will be entitled to participate on the same basis as other similarly situated personnel of CapitalSouth and its affiliates in all incentive and benefit programs or arrangements made available by CapitalSouth and its affiliates to such employees. The employment agreement would also provide Mr. Marsh with particular benefits, including vacation and reimbursement for business expenses.

In the event (i) Mr. Marsh terminates his employment with CapitalSouth without good reason (as defined in the employment agreement) prior to the end of the term under the employment agreement, (ii) CapitalSouth terminates the employment agreement for cause (as defined in the employment agreement), or (iii) the employment agreement is terminated due to Mr. Marsh’s death or disability, then CapitalSouth will be under no further obligation to make payments or provide benefits to Mr. Marsh, except for base salary earned but unpaid at the time of his termination, payment for accrued vacation, reimbursable expenses incurred but not yet reimbursed, any earned but unpaid incentive awards due to Mr. Marsh, vested accrued retirement benefits, group health and other benefits coverage that is required to be continued by applicable law.

The employment agreement provides that Mr. Marsh will not compete with CapitalSouth in Duval County, Florida, or in any county contiguous thereto, for a period of eighteen (18) months following the termination of Mr. Marsh’s employment with CapitalSouth for certain reasons specified in the employment agreement. In the event (i) CapitalSouth terminates Mr. Marsh’s employment other than for cause, or (ii) Mr. Marsh terminates his employment with CapitalSouth for good reason, CapitalSouth will still be obligated to pay Mr. Marsh an amount equal to the product of $140,300 (or Mr. Marsh’s then annual base salary) multiplied by a fraction, the denominator of which is 365 and the numerator of which is the number of days remaining in the Original Agreement Term (the period commencing on the closing date of the merger and continuing to the eighteenth month anniversary of such date, except as such period may be reduced or extended by the new employment agreement) (the “Non-Competition Payments”). The Non-Competition

Payments shall be prorated over the number of days remaining in the Original Agreement Term, and shall be paid semi-monthly during the Original Agreement Term, beginning on the next normal semi-monthly payroll of CapitalSouth following the first day of the Original Agreement Term. CapitalSouth’s obligation to make Non-Competition Payments is conditioned upon Mr. Marsh’s compliance with non-competition, non-solicitation and confidentiality provisions of the employment agreement.

Mark Healy

Mr. Healy’s employment agreement with CapitalSouth will be substantially similar to Mr. Marsh’s agreement with the following exceptions:

•	Mr. Healy’s base annual salary will be $127,000; and

•	Mr. Healy’s base amount for determining any Non-Competition Payment will be $127,000 (or Mr. Healy’s then annual base salary).

James C. Bowen

Mr. Bowen entered into a non-compete agreement with CapitalSouth on February 28, 2007, the date of the merger agreement, whereby Mr. Bowen agrees to refrain from (a) actively engaging in the management or administration of financial institutions within Duval County, Florida or any county contiguous thereto and (b) actively engaging in the origination, packaging or selling of residential mortgage loans, including any mortgage banking operations, within the States of Florida, Georgia, Alabama or South Carolina, each for a period of two years from the effective date of the merger. Mr. Bowen agreed to enter into this non-compete agreement with CapitalSouth in order to induce CapitalSouth to enter into the merger agreement with Monticello.

Mr. Bowen has also agreed that he will not, to the extent requested by CapitalSouth or an underwriter of securities of CapitalSouth, sell or otherwise transfer or dispose of any shares of CapitalSouth owned by him for up to one hundred eighty (180) days following the effective date of any registration statement of CapitalSouth filed under the Securities Act of 1933, as amended.

Contemporaneous with the effective date of the merger, the CapitalSouth board of directors will appoint Mr. Bowen as a director of CapitalSouth. Mr. Bowen will receive shares of stock of CapitalSouth in lieu of cash compensation for his service as a director of CapitalSouth. See “Information About CapitalSouth — Compensation of Executive Officers and Directors” on page 93 of this joint proxy statement-prospectus.

CapitalSouth expects to reach an employment or independent contractor arrangement with Mr. Bowen whereby Mr. Bowen will continue to be involved in Mortgage Lion, the principal residential mortgage origination operation of Monticello Bank that will be part of CapitalSouth Bank following the completion of the merger of Monticello Bank and CapitalSouth Bank.

Mr. Bowen will receive a combination of cash, shares of common stock of CapitalSouth, and a promissory note from CapitalSouth in exchange for all of the issued and outstanding shares of Monticello common stock that he holds as of the effective time of the merger. The other shareholders of Monticello will receive cash, shares of common stock of CapitalSouth, or a combination thereof in exchange for their shares of Monticello common stock. Such other shareholders will not have the option to elect to receive a promissory note from CapitalSouth in exchange for all or a portion of their shares of Monticello common stock. The amount of cash that Mr. Bowen will receive is a fixed amount. The other shareholders of Monticello may elect to receive a certain percentage of cash or stock, or a combination thereof, in exchange for their shares of Monticello common stock but there is no guarantee that any Monticello shareholder will receive the exact percentage and form of consideration that such shareholder elects. The structure of the transaction consideration, including the cash allocated to Mr. Bowen and the use of a note as a significant component of Mr. Bowen’s consideration, was determined through discussions by CapitalSouth with McKinnon & Company. The principal considerations were CapitalSouth’s desire to maintain a broad stockholder base, without creating significant concentration of ownership of CapitalSouth common stock in a single individual, and Mr. Bowen’s need for liquidity to address personal financial needs and address the limited liquidity of the CapitalSouth stock that he would receive. The principal considerations of CapitalSouth for use of the promissory note were that it lowered the overall cost of capital in the transaction for CapitalSouth, presented an attractive borrowing rate and addressed liquidity needs in connection with funding the transaction. For Mr. Bowen the note provided a reasonable yield, liquidity through regular interest payments and amortization of principal, and certain tax deferral opportunities and was an acceptable accommodation to allow the overall transaction to proceed. Other holders were not offered the election of receiving a promissory note as it would have required a reallocation of the other consideration (cash and/or stock of CapitalSouth) to Mr. Bowen that would not have been acceptable to CapitalSouth or would have further limited the amount of cash available to Monticello’s other shareholders (other than Mr. Bowen).

Mortgage Lion leases a facility in Fitzgerald, Georgia, with Mr. Bowen. The Fitzgerald, Georgia, location is leased on a month-to-month basis for $2,350 per month. Mortgage Lion continues to lease the Fitzgerald, Georgia location from Mr. Bowen as of the date of this joint proxy statement-prospectus.

James C. Bowen’s daughter, Tiffany Marshall, is the secondary marketing manager for Mortgage Lion and the secretary of Monticello Bank. James C. Bowen’s son, Tate Bowen, works part-time for both Mortgage Lion and Monticello Bank as an assistant to Mr. Bowen, primarily in the area of file retention and storage. James C. Bowen’s sister, Gail Metz, is the Monticello Bank manager for the construction/permanent loan administration department.

Compensation Arrangements with CapitalSouth Officers

CapitalSouth’s chief executive officer, W. Dan Puckett, and CapitalSouth’s president, W. Flake Oakley, each have additional acquisition incentives in place for 2007. Upon the closing of any merger or acquisition transaction (excluding, for Mr. Oakley, certain acquisitions for which a fee was negotiated prior to his joining CapitalSouth), both Messrs. Puckett and Oakley will be paid incentive compensation equal to 0.10% of the total acquisition deal value. Mr. Puckett had a similar arrangement for 2006, under which no incentive payments were made.

Effect of the Merger on Monticello Common Stock

Without Optional Election

Subject to approval of the merger agreement by the stockholders of CapitalSouth and the shareholders of Monticello, the receipt of required regulatory approvals, and satisfaction of other conditions, Monticello will be merged with and into CapitalSouth. Upon completion of the merger, Capital South will issue to the holders of all of the common shares of Monticello total consideration in this merger in the form of:

•	1,047,619 shares of CapitalSouth common stock,

•	$14,000,000 in cash, and

•	a promissory note in the original principal amount of $8,000,000.

James C. Bowen is the owner of 48.05556% of the issued and outstanding common shares of Monticello and, pursuant to the terms of the merger agreement, will receive a total amount of consideration equal to:

•	a cash payment of $8,044,444,

•	the promissory note and

•	the number of shares of CapitalSouth common stock that is necessary to cause James C. Bowen to receive an aggregate of 48.05556% of the total consideration paid to all shareholders of Monticello in the merger.

The promissory note to be issued by CapitalSouth to Mr. Bowen shall bear interest at a rate equal to the thirty (30) day London Interbank Offered Rate (LIBOR) plus one-half percent (0.5%) per annum, which interest rate shall be determined on the first business day of each month during the term of such note. The note shall be for a five (5) year term, shall be payable quarterly on the basis of a 5-year amortization period, and shall allow CapitalSouth to prepay any or all accrued and unpaid interest and principal at any time without penalty. The number of shares to be issued by CapitalSouth to Mr. Bowen shall be calculated by determining the average of the closing per share trading prices of CapitalSouth common stock over a 15 trading day period preceding the fifth trading day prior to the closing date of the merger. Though the number of shares of CapitalSouth common stock to be issued in the merger is fixed, the value of the stock component of the merger consideration will fluctuate with the market price of the CapitalSouth common stock prior to the closing of the merger. On February 28, 2007, the date of the merger agreement, the closing price of CapitalSouth common stock was $18.62 per share. On           , the date of this joint proxy statement-prospectus, the closing price of CapitalSouth common stock was $      per share.

Upon completion of the merger, and in the absence of an election to the contrary, each holder of shares of Monticello common stock other than James C. Bowen shall receive consideration per share equal to:

•	$3,980.99 in cash, and

•	0.06684% of the number of shares of CapitalSouth common stock remaining after subtracting from the aggregate amount to be issued the shares allocated to James C. Bowen.

Such other shareholders of Monticello will have the right to elect to receive more cash or stock subject to the limitations that CapitalSouth will issue to all Monticello shareholders in the merger: (i) a total of 1,047,619 shares of CapitalSouth common stock and (ii) cash equal to $14,000,000 in the merger. The holders of shares of Monticello common stock other than James C. Bowen shall not have the right to elect to receive any consideration for their shares in the form of a promissory note.

The total number of shares to be issued by CapitalSouth in the merger is subject to appropriate adjustment in the event of certain stock splits, stock dividends, reclassifications or similar distributions effected by CapitalSouth. No fractional shares of CapitalSouth common stock will be issued in the merger, and in lieu thereof, each Monticello shareholder that otherwise would have been entitled to receive a fractional share of CapitalSouth common stock will be entitled to receive a cash payment in an amount equal to the product of:

•	the fractional part of a share of CapitalSouth common stock to which such holder otherwise would have been entitled, and

•	the average market price of CapitalSouth common stock for the 15 trading days preceding the fifth trading day immediately prior to the closing of the merger.

The following table sets forth examples of the calculation of various items defined herein (without adjustment for fractional shares) at selected average market price levels of CapitalSouth common stock. Because the number of shares of CapitalSouth common stock to be issued in the merger is fixed, the “Total Merger Value” (or TMV) shown below will fluctuate depending on the average market price of
CapitalSouth’s common stock.

					Bowen Stock			Bowen
Average		Bowen		Total	Consideration	Bowen		Value
Market	Bowen Cash	Promissory	CapitalSouth	Merger	(Number of	Aggregate	Bowen %	per
Price	Consideration	Note	Shares	Value	Shares)	Value	of TMV	Share

$16.00	$8,044,444	$8,000,000	1,047,619	$38,761,904	161,425.3	$18,627,248.31	48.05556%	$13,458.99
$17.00	$8,044,444	$8,000,000	1,047,619	$39,809,523	181,543.7	$19,130,687.44	48.05556%	$13,822.75
$18.00	$8,044,444	$8,000,000	1,047,619	$40,857,142	199,426.8	$19,634,126.57	48.05556%	$14,186.51
$19.00	$8,044,444	$8,000,000	1,047,619	$41,904,671	215,427.5	$20,137,565.70	48.05556%	$14,550.26
$20.00	$8,044,444	$8,000,000	1,047,619	$42,952,380	229,828.0	$20,641,004.83	48.05556%	$14,914.02

				Other	Other Share-		Other Share-
Remaining	Other	Other Share-	Other	Shareholder	holder Stock	Other Share-	holder Total
CapitalSouth	Shareholder	holder Total	Shareholder	Cash per	Exchange Ratio	holder Stock	Value per
Shares	Cash	Value	Total %	Share	(#: 1)	Value per Share	Share

886,193.7	$5,955,556	$20,134,655.69	51.94444%	$3,980.99	592.3755	$9,478.01	$13,458.99
866,075.3	$5,955,556	$20,678,835.56	51.94444%	$3,980.99	578.9273	$9,841.76	$13,822.75
848,192.2	$5,955,556	$21,223,015.43	51.94444%	$3,980.99	566.9734	$10,205.52	$14,186.51
832,191.5	$5,955,556	$21,767,195.30	51.94444%	$3,980.99	556.2778	$10,569.28	$14,550.26
817,791.0	$5,955,556	$22,311,375.17	51.94444%	$3,980.99	546.6517	$10,933.03	$14,914.02

With Optional Election

As an alternative to receiving shares of CapitalSouth common stock and cash in exchange for their shares of Monticello common stock, Monticello shareholders may elect to receive shares of CapitalSouth common stock only, cash only, or any proportion of cash and whole shares of CapitalSouth common stock that they desire to receive for each share of Monticello common stock they own, subject to important limitations. Prior to or contemporaneous with the expected completion of the merger, Monticello shareholders will receive an election form with which they can make their election to receive cash only, stock only, or a combination of cash and shares of CapitalSouth common stock for all or a portion of their shares of Monticello common stock upon completion of the merger. If Monticello shareholders do not elect to receive additional cash or stock, they will automatically receive $3,980.99 in cash and 0.06684% of the number of shares of CapitalSouth common stock remaining from the aggregate amount to be issued after subtracting the number of shares allocated to James C. Bowen in exchange for each share of Monticello common stock. The election to receive cash only, stock only, or a combination of cash and shares of CapitalSouth common stock must be made in accordance with the procedures described below.

An election form to elect to receive cash only, stock only, or a combination of cash and shares of CapitalSouth common stock will be delivered prior to the expected completion of the merger to each record holder of Monticello common stock as of the record date. Monticello and CapitalSouth will make available one or more election forms as may be reasonably requested by all persons who become holders (or beneficial owners) of Monticello common stock between the record date for the special meeting and the close of business on the business day prior to the election deadline.

An election will be properly made only if CapitalSouth’s exchange agent, Registrar and Transfer Company, actually receives a properly completed election form prior to the election deadline specified in the election form. In the event an election form is revoked prior to the election deadline, the shares of Monticello common stock represented by such election form will be treated like other shares of Monticello common stock with respect to which no election is made. Subject to the terms of the merger agreement and the election form, the exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent regarding such matters will be binding and conclusive. Neither CapitalSouth nor the exchange agent will be under any obligation to notify any person of any defect in any election form.

If you wish to receive cash only, stock only, or a combination of cash and shares of CapitalSouth common stock for any or all of your shares of Monticello common stock, the exchange agent must RECEIVE your election form prior to the election deadline specified in the election form. Please do not send in your Monticello stock certificates with your election form.

The merger agreement provides that the aggregate amount of cash to be paid for Monticello shares is $14,000,000. Of this amount, James C. Bowen will receive $8,044,444. The aggregate amount of cash that will be paid to Monticello shareholders other than James C. Bowen in the merger will be equal to $5,955,556. The aggregate number of shares that will be paid to Monticello shareholders other than James C. Bowen in the merger will be equal to the number of shares remaining from the aggregate amount to be issued after subtracting the number of shares allocated to James C. Bowen. To the extent that total cash elections from Monticello shareholders exceed the aggregate cash consideration available, a portion of the Monticello shares for which a cash election was made representing this excess will be reallocated to the stock election on a proportional basis across all persons who elected to receive cash in lieu of the stock consideration. To the extent that total stock elections from Monticello shareholders exceed the aggregate stock consideration available, a portion of the Monticello shares for which a stock election was made representing this excess will be reallocated to the cash election on a proportional basis across all persons who elected to receive stock in lieu of the cash consideration.

Monticello shareholders are advised to obtain current market quotations for CapitalSouth common stock before deciding on how to vote with respect to the merger and before deciding whether or not to make an election. No assurance can be given as to the market price of CapitalSouth common stock on the date the merger becomes effective or as to the market price of CapitalSouth common stock thereafter.

In addition to price considerations, Monticello shareholders should also take into account the different tax consequences that would result from receiving cash instead of receiving shares of CapitalSouth common stock in exchange for their shares of Monticello common stock. See “Material Federal Income Tax Consequences of the Merger” on page 61 of this joint proxy statement-prospectus.

Distribution of CapitalSouth Stock Certificates and Cash

Prior to or contemporanous with the expected completion of the merger, CapitalSouth will ensure that its exchange agent, Registrar and Transfer Company, will send the election form and transmittal materials to the Monticello shareholders for use in exchanging certificates representing shares of Monticello common stock for shares of CapitalSouth common stock or cash, as the case may be. Each stock certificate representing shares of Monticello common stock will be canceled when they are surrendered to Registrar and Transfer Company. Monticello shareholders should not surrender their certificates representing shares of Monticello common stock unless and until they receive the transmittal form and accompanying instructions.  Monticello shareholders should carefully read and follow the instructions in the transmittal form to ensure proper delivery of their stock certificates representing shares of Monticello common stock to the exchange agent and to ensure the proper issuance of their shares of CapitalSouth common stock or a check for the amount of cash to which they are entitled. Monticello shareholders will not receive any new certificates representing shares of CapitalSouth common stock or any payments in cash unless and until they surrender all of their certificates representing all of their shares of Monticello common stock to the exchange agent for exchange. CapitalSouth is not required to pay any dividends or other distributions on CapitalSouth common stock with a record date occurring after the effective time of the merger to any former Monticello shareholder who has not delivered his or her Monticello stock certificate for exchange. All paid dividends and other distributions to which a shareholder is entitled will be delivered to each shareholder who has exchanged his or her certificates, in each case without interest.

After completion of the merger, CapitalSouth and Monticello will not record any transfers of shares of Monticello common stock in Monticello’s corporate records. Certificates representing shares of Monticello common stock presented to Monticello for transfer after the effective time will be canceled and exchanged for certificates representing shares of CapitalSouth common stock (and a check for the amount due in lieu of fractional shares, if any) or a check for the amount of cash due, as appropriate.

Neither CapitalSouth, its exchange agent, nor any other person shall be liable to any of Monticello former shareholders for any amount or property delivered in good faith to a public official pursuant to any applicable abandoned property or similar law.

Timing of Completion of the Merger

CapitalSouth and Monticello are working towards completing the merger as soon as possible. Assuming that the merger is approved by the stockholders of CapitalSouth and the shareholders of Monticello and by all applicable regulatory authorities, CapitalSouth and Monticello anticipate that completion of the merger will occur in the third quarter of 2007. However, the merger cannot be completed unless and until:

•	the stockholders of CapitalSouth and the shareholders of Monticello approve the merger agreement;

•	all conditions to the merger have been waived or satisfied; and

•	the merger has been approved by the Board of Governors of the Federal Reserve System (the Federal Reserve Board), the Alabama State Banking Department and any other applicable regulatory agencies.

The timing of the completion of the merger may be affected by the timing of the regulatory review of any application for approval of the merger. For a more detailed discussion of the regulatory procedures and any potential effects on the timing of the completion of the merger, see “Regulatory Approvals” immediately following this section of the joint proxy statement-prospectus.

Regulatory Approvals

In addition to obtaining the approval of Monticello shareholders and CapitalSouth stockholders, the merger cannot be completed unless and until CapitalSouth obtains all requisite regulatory approvals. The merger must be approved by the Federal Reserve Board pursuant to the Bank Holding Company Act. The merger of Monticello Bank with and into CapitalSouth Bank must be approved by the Federal Reserve Board pursuant to the Bank Merger Act and by the Alabama State Banking Department pursuant to the Alabama Banking Code. On April 26, 2007, CapitalSouth submitted an application seeking approval of the merger to the Federal Reserve Board. On the same day, notice of the proposed merger of CapitalSouth Bank and Monticello Bank was submitted by Monticello Bank to the Office of Thrift Supervision. On May 1, 2007, CapitalSouth Bank submitted an application seeking approval of the merger to the Alabama State Banking Department. On May 7, 2007, Bradley Arant Rose & White LLP, counsel to CapitalSouth, received notice from the Federal Reserve Board that CapitalSouth’s application had been accepted and that action on the application was expected by June 29, 2007.

In reviewing the application, the Federal Reserve Board is required to consider, among other factors, CapitalSouth’s and Monticello’s financial and managerial resources and future prospects and the convenience and needs of the communities to be served after the merger is completed. In addition, the Federal Reserve Board must also take into account the record of performance in meeting the credit needs of the entire community, including low to moderate income neighborhoods, served by Monticello and CapitalSouth. The Federal Reserve Board has the authority to deny the merger application if it concludes that the combined entity would have an inadequate capital position. In addition, the Federal Reserve Board may not approve the merger if it:

•	would result in a monopoly;

•	would further any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States;

•	may have the effect in any section of the United States of substantially lessening competition;

•	may have the effect of tending to create a monopoly; or

•	would result in a restraint of trade;

unless the Federal Reserve Board finds that the anti-competitive effects of the merger are outweighed clearly by public interest and by the probable effect of the merger in meeting the convenience and needs of the communities served. For example, the Federal Reserve Board may consider if the merger can reasonably be expected to produce benefits to the public, such as greater convenience, continued local banking services or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests, or unsound banking practices.

The Federal Reserve Board is required to furnish notice of and a copy of the application requesting approval of the merger to the other federal supervisory and regulatory banking agencies and to the appropriate state regulatory authorities, which will have thirty (30) days to submit their views and recommendations on the merger to the Federal Reserve Board. Furthermore, CapitalSouth is required to publish notice of the fact that the application has been filed with the Federal Reserve Board and, if there is sufficient public comment about the merger, the Federal Reserve Board may hold a public hearing about the merger if it determines that such a hearing would be appropriate. If any comments are made or a hearing is called, the period during which the application is subject to review by the Federal Reserve Board may be prolonged and the determination of the Federal Reserve Board on the application for approval may be delayed. In addition, the merger may be challenged on antitrust grounds by a private person, a state attorney general or by the United States Department of Justice. If the Department of Justice commences an antitrust action, it will suspend the effectiveness of the Federal Reserve Board’s approval of the merger unless and until a court specifically orders otherwise. The Department of Justice may analyze and conclude differently from the Federal Reserve Board about the competitive effects of the merger and may impose conditions before it will approve of the merger, including requiring the divestiture of assets and branches of any of the parties.

Assuming Federal Reserve Board approval is granted, the merger may not be consummated until thirty (30) days after such approval, during which time the Department of Justice may challenge the merger on antitrust grounds. With the approval of the Federal Reserve Board and the United States Attorney General, the waiting period may be reduced to no less than fifteen (15) days. The commencement of any antitrust action, however, would postpone the effectiveness of the Federal Reserve Board approval until a court specifically orders otherwise.

Neither Monticello nor CapitalSouth is aware of any other material governmental or regulatory approvals or actions that are required to complete the merger, other than those described above. Should any other approval or action be required, it is the current intention of both parties to obtain those approvals or actions. Any approval received from the Federal Reserve Board, the Alabama State Banking Department or any other governmental agency reflects only that agency’s view that the merger does not contravene the competitive standards imposed by applicable law and regulation, and that the merger is consistent with applicable regulatory policies relating to the safety and soundness of the banking industry. The approval of the merger by the Federal Reserve Board and other regulatory authorities is not an endorsement or recommendation of the merger.

CapitalSouth and Monticello cannot assure CapitalSouth stockholders and Monticello shareholders that all requisite regulatory approvals will be obtained and, if obtained, when they will be obtained. CapitalSouth and Monticello also cannot assure CapitalSouth stockholders and Monticello shareholders that any approval will not be conditioned upon matters that will cause CapitalSouth or Monticello to reconsider and perhaps abandon the merger; nor can CapitalSouth and Monticello assure CapitalSouth stockholders and Monticello shareholders that there will be no challenge to the merger or, if such a challenge is made, of the result of such challenge.

Conditions to be Satisfied or Waived Before the Merger Can Be Completed

Neither Monticello nor CapitalSouth is required to complete the merger unless various conditions have either been satisfied or, where appropriate, waived by the party in whose favor the condition is granted. These conditions include, among others, the following:

•	the stockholders of CapitalSouth and the shareholders of Monticello and all applicable regulatory agencies have approved the merger;

•	there are no actual or threatened causes of action, investigations or proceedings that challenge the validity or legality of the merger agreement or the merger, seek damages in connection with the merger or seek to restrain or invalidate the merger and, in the reasonable judgment of CapitalSouth based upon advice of counsel, would have a “material adverse effect” (as such term is defined in the merger agreement) on either of the parties;

•	the shares of CapitalSouth common stock to be issued in the merger are validly registered (or a valid exemption from such registration requirements has been obtained) under all applicable state and federal laws, and no stop orders suspending the effectiveness of such registration shall have been issued and no suit or proceeding by the SEC to suspend the effectiveness of the registration shall have been initiated;

•	there is no fact or event that would have a material adverse effect on a party nor is there a moratorium on banking, state of war, national emergency or general suspension of trading on a national securities exchange that would render the merger impractical;

•	the representations and warranties of all parties are true and correct and the obligations and agreements made by all parties have been fully performed;

•	the total number of shares of Monticello common stock outstanding at the effective time of the merger shall not exceed 2,880;

•	certain employees and executive officers of Monticello and Monticello Bank must enter into employment agreements with CapitalSouth and any existing employment agreements must be terminated;

•	there is no condition imposed by a regulatory agency that results in a material adverse requirement upon CapitalSouth or any of its subsidiaries;

•	there shall not be any material increase in certain of Monticello’s loan agreements, notes or borrowing arrangements, except as disclosed in the merger agreement;

•	receipt by each party of the consents or approvals, other than regulatory approvals, necessary to permit the transactions contemplated by the merger agreement;

•	receipt by each party of an opinion on various legal aspects of the merger from legal counsel representing the other party;

•	Monticello shall satisfy certain financial conditions set forth in the merger agreement;

•	CapitalSouth and Monticello each shall have received an opinion from legal counsel representing CapitalSouth opining that the merger shall qualify as a tax-free reorganization within the meaning of section 368 of the Internal Revenue Code of 1986, as amended;

•	the shares issued by CapitalSouth in connection with the merger are duly authorized and validly issued, fully paid and nonassessable, issued free of preemptive rights and free and clear of all liens and encumbrances created by or through CapitalSouth and shall have been approved for listing on Nasdaq or another national securities exchange; and

•	prior to the special meeting of the Monticello shareholders, Monticello shall have received an opinion from McKinnon & Company stating that the consideration to be delivered to the Monticello shareholders in the merger is fair to the Monticello shareholders from a financial point of view and such fairness opinion shall not have been withdrawn prior to the closing of the merger.

Conduct of Business by Monticello Pending the Merger

Monticello has agreed that until the merger is completed it will take no action that will adversely affect or delay CapitalSouth’s or Monticello’s ability to obtain any consents required to complete the merger or to perform any of the obligations of CapitalSouth or Monticello under the merger agreement. In addition, Monticello has also agreed that until the merger is completed Monticello will operate its business only in the usual, regular and ordinary course in a manner consistent with past practice and prudent banking principles, and that Monticello will use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and retain the services of its key employees and officers. Monticello has also agreed to preserve for itself and CapitalSouth the goodwill of the customers of Monticello, Monticello Bank and their respective subsidiaries and others with whom business relationships exist. Monticello has agreed that Monticello will not, without first obtaining CapitalSouth’s written consent:

•	change its organizational documents or its authorized capital stock;

•	issue or grant any options, warrants, calls, commitments, subscriptions, rights or agreements to purchase relating to the authorized or issued capital stock of Monticello;

•	except in the ordinary course of business consistent with past practice, incur any material liability or obligation, directly or as guarantor;

•	make any capital expenditures individually in excess of $25,000, or in the aggregate in excess of $50,000, except as otherwise provided in the merger agreement;

•	sell or otherwise dispose of any of its real property or its interest in property that has a book value in excess of or in exchange for consideration of $25,000;

•	except as otherwise provided in the merger agreement, pay any bonuses to its executive officers, generally increase the compensation of officers, directors and employees, or grant any material increase in fees or compensation to any of its directors;

•	except as otherwise provided in the merger agreement, enter into any new or amend any existing employment, consulting, non-competition or independent contractor agreement or amend any incentive bonus or commission plan, or enter into any other employee benefit plan, except as may be required by law;

•	enter into or extend any agreement, lease or license relating to real or personal property, data processing or bankcard functions that involves an aggregate of $10,000 or more;

•	except as otherwise contemplated by the merger agreement, acquire ten percent (10%) or more of the assets or equity securities of any person or acquire direct or indirect control of any person;

•	change the interest paid on its time deposits or on its certificates of deposit, except in accordance with its past practices;

•	with respect to its investment portfolio, purchase or acquire any investment securities having an average remaining life to maturity greater than five years, or, except as provided in the merger agreement, any asset-backed security;

•	except as otherwise provided in the merger agreement, commence or settle any action or proceeding, legal, governmental, or otherwise, against it or its subsidiaries that involves material money damages or a restriction upon any of their operations;

•	originate or acquire any loans or other extensions of credit in an amount in individual instances in excess of $100,000 except for originations (A) in accordance with existing Monticello and Monticello Bank lending policies and approved by CapitalSouth or CapitalSouth Bank (which approval shall not be unreasonably withheld), (B) any lending commitments outstanding on the date of the merger agreement or (C) of permanent single family mortgage loans originated for sale under either a commitment from a credit-worthy third party to purchase or in a manner consistent with institutional underwriting guidelines;

•	sell or dispose of any assets other than in the ordinary course of business consistent with past practice, and Monticello and Monticello Bank shall not sell any portfolio mortgage loans without the prior written approval of CapitalSouth; or

•	take any action that is intended or may reasonably be expected to result in any of the conditions for the merger not being satisfied.

Other Covenants and Agreements

Mutual Agreements

Both Monticello and CapitalSouth have agreed that each will:

•	use its commercially reasonable efforts to take all actions required under the merger agreement to permit the merger to be completed as soon as practicable;

•	cooperate in furnishing information for the preparation and filing of this joint proxy statement-prospectus and the registration statement of which it is a part;

•	cooperate in the preparation and filing of any regulatory application required to be filed with respect to the merger;

•	not publish any news release or other public announcement or disclosure about the merger without the consent of the other; and

•	if the merger is not completed, for a period of two years after the merger agreement is terminated, keep as confidential all information relating to, and provided by the other, except as may be required by law or with respect to information that was already known to the receiving party or is already in the public domain.

Agreements of CapitalSouth

CapitalSouth has agreed to use commercially reasonable efforts to validly register or qualify, or obtain valid exemptions from registration or qualification, pursuant to applicable federal and state securities laws all shares of CapitalSouth common stock it will issue in the merger. In addition, CapitalSouth has agreed to cause these additional shares of CapitalSouth common stock to be listed on The Nasdaq Global Market or another national securities exchange.

Agreements of Monticello

Monticello has agreed that it will not directly, or indirectly, initiate, solicit, encourage or otherwise facilitate, any inquiries or the making of any proposal or offer that constitutes, or that may reasonably be expected to lead to, any proposal for a merger or other business combination involving Monticello, Monticello Bank or any of their respective subsidiaries or for the acquisition of a significant equity interest in Monticello, Monticello Bank or any of their respective subsidiaries or for the acquisition of a significant portion of the assets or liabilities of Monticello, Monticello Bank or any of their respective subsidiaries. Except to the extent necessary to comply with the fiduciary duties of Monticello’s board of directors as advised by counsel to such board, Monticello shall not furnish any non-public information that it is not legally obligated to furnish or negotiate or enter into any agreement or contract with respect such a proposal. Monticello has agreed to promptly advise CapitalSouth orally and in writing of any inquiries or proposals it receives relating to any such transaction. Monticello may communicate about such proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by legal counsel.

Monticello has also agreed to obtain the consent of any third party that is necessary to transfer and assign all of Monticello’s right, interest and title in any property to CapitalSouth.

Waiver and Amendment

Prior to or at the effective time of the merger, either party may: (1) waive any default in the performance of any term of the merger agreement by the other; and (2) waive or extend the time for compliance or fulfillment by the other of any and all of the other’s obligations, except with respect to any condition that, if not satisfied, would result in the violation of any law or any applicable governmental regulation. Furthermore, the obligations of CapitalSouth and Monticello may change if the merger agreement is amended. The merger agreement may be amended if CapitalSouth, Monticello and James C. Bowen execute a written document that amends the existing terms of the merger agreement.

Termination of the Merger Agreement

Either party may terminate the merger agreement and abandon the merger any time prior to the effective time if the parties mutually consent to the termination. The merger agreement may also be terminated and the merger abandoned at any time before the merger is completed by either CapitalSouth or Monticello if:

•	the merger has not been completed by October 31, 2007; provided the party wishing to terminate is not then in breach of its representations, warranties, covenants or agreements under the merger agreement, which breach is the cause of the failure of the merger to be completed before October 31, 2007;

•	any of the representations and warranties of the other party are inaccurate such that the inaccuracy results in a “material adverse effect” on such party, or such inaccuracy was actually known to, or the intentional act of, certain persons of the breaching party, and the inaccuracy cannot be, or has not been, cured within thirty (30) days after written notice to breaching party of such inaccuracy has been given; provided the party wishing to terminate is not also in breach of its representations and warranties under the merger agreement;

•	the other party materially breaches any of its covenants or agreements and the breach cannot be, or has not been, cured within thirty (30) days after written notice to breaching party has been given; provided the party wishing to terminate is not also in breach of its representations and warranties under the merger agreement;

•	any of the conditions, other than regulatory approvals and shareholder and stockholder approvals, required to be completed before the merger can be completed cannot be satisfied by October 31, 2007, and have not been waived; provided the party wishing to terminate is not also in breach of its representations and warranties under the merger agreement;

•	a regulatory authority denies approval of the merger by final nonappealable action or if any action taken by a regulatory authority is not appealed within the time limit for appeal; or

•	the Monticello shareholders or the CapitalSouth stockholders fail to approve the merger agreement.

CapitalSouth may terminate the merger agreement and abandon the merger if more than five percent (5%) of the issued and outstanding shares of Monticello common stock (i) vote against the merger and (ii) provide written notice to Monticello before the vote is taken that, if the merger is effected, such shareholders intent to exercise their dissenters’ rights under Florida law.

If the merger agreement is terminated, it will become void and have no effect, except that some of the provisions of the merger agreement may continue after the termination. Provisions requiring the parties to keep confidential any information they have obtained, other than through publicly available sources, about the other party will also continue after termination of the merger agreement.

Termination Fee

Under certain circumstances, Monticello may be obligated to pay CapitalSouth a termination fee of $1,500,000 and all reasonable costs and expenses incurred by CapitalSouth if the merger is not completed.

If:

•	a third party makes an offer or proposal to Monticello to enter into an “acquisition transaction” specified in the merger agreement and described below;

•	the proposed merger of CapitalSouth and Monticello is subsequently disapproved by the Monticello board of directors or by the Monticello shareholders resulting in termination of the merger agreement; and

•	within two years after termination of the merger agreement as a result of disapproval by the Monticello board of directors or by the Monticello shareholders, Monticello consummates an “acquisition transaction” or enters into a definitive agreement with respect to an “acquisition transaction” with the third party;

then Monticello will be required to pay CapitalSouth a cash amount of $1,500,000 and all reasonable costs and expenses incurred by CapitalSouth as an agreed upon termination fee. The “acquisition transactions” that could trigger Monticello’s obligation to pay a termination fee of $1,500,000 and all reasonable costs and expenses incurred by CapitalSouth to CapitalSouth are defined in the merger agreement and generally include:

•	a merger or consolidation or any similar transaction of any other company with either Monticello or Monticello Bank;

•	a purchase, lease or other acquisition of all or substantially all of the assets of either Monticello or Monticello Bank;

•	the acquisition by certain persons of beneficial ownership of 35% or more of the voting power of Monticello, Monticello Bank or any significant subsidiary of Monticello; or

•	a tender or exchange offer to acquire 35% or more of the voting power of Monticello, Monticello Bank or any significant subsidiary of Monticello.

Resale of Shares of CapitalSouth Common Stock

If the merger is approved and completed, generally, any shares of CapitalSouth common stock issued to former Monticello shareholders will be freely transferable and not subject to any restrictions.

However, if you are an “affiliate” of Monticello when the merger is completed or you become an “affiliate” of CapitalSouth as a result of or after the merger is completed, you will be subject to restrictions that will limit how you may sell your shares of CapitalSouth common stock and in some cases may limit the number of shares of CapitalSouth common stock that you may sell at any one time. An “affiliate” of an entity is generally deemed to include individuals or entities that, directly or indirectly through one or more intermediaries, control, are controlled by or are under common control with the entity. Affiliates may include various executive officers and directors as well as various principal shareholders: for example, shareholders who hold 10% or more of the issued and outstanding capital stock of the entity.

If you are deemed to be an affiliate of Monticello, you may resell the shares of CapitalSouth common stock issued to you in the merger only:

•	in transactions permitted by Rule 145 under the Securities Act of 1933; or

•	otherwise as permitted by the Securities Act, such as pursuant to an effective registration statement or in transactions that are otherwise exempt from registration under the Securities Act.

Rule 145 imposes restrictions on the manner in which an affiliate may resell and the quantity of any such resale of any of the shares of CapitalSouth common stock received by the affiliate in the merger. This prospectus does not cover resales of CapitalSouth’s common stock received by any person who may be deemed to be an affiliate of Monticello, and CapitalSouth does not intend to register such shares for resale. Monticello has agreed in the merger agreement to use best efforts to cause each person who may be deemed to be an “affiliate” of it to execute and deliver to CapitalSouth an affiliate letter in which the affiliate agrees not to offer, sell or otherwise transfer any of the shares of CapitalSouth common stock distributed to them in connection with the merger except in compliance with Rule 145 or in a transaction otherwise exempt from the Securities Act.

If you are deemed to be an affiliate of Monticello before the merger, you should ensure that any subsequent sale or transfer of your shares of CapitalSouth common stock is made in compliance with one of the above listed exceptions.

Anticipated Accounting Treatment

The merger will be accounted for by CapitalSouth as a purchase transaction in accordance with generally accepted accounting principles in the United States of America. One effect of such accounting treatment is that the earnings of Monticello will be combined with the earnings of CapitalSouth only from and after the effective date of the merger. The unaudited pro forma financial information contained in this joint proxy statement-prospectus has been prepared using the purchase method of accounting.

Dissenters’ Rights

The following discussion is not a complete description of the law relating to appraisal rights available under Florida law. This description is qualified by the full text of the relevant provisions of Florida law, which are reprinted in their entirety as Appendix C to this joint proxy statement-prospectus and incorporated herein by reference. In view of the complexity of the provisions of Section 607.1301 to 607.1333 of the Florida Business Corporation Act, Monticello shareholders are urged to consult a legal advisor before electing or attempting to exercise these rights.

Under Florida law, each shareholder of Monticello entitled to vote on the merger who complies with the procedures set forth in Section 607.1301 to 607.1333 of the Florida Business Corporation Act (the FBCA) is entitled to receive in cash the fair value of his or her shares of Monticello common stock. A Monticello shareholder must comply strictly with the procedures set forth in Florida law relating to appraisal rights. Failure to follow any such procedures will result in a termination or waiver of his or her appraisal rights.

To perfect appraisal rights, a holder of Monticello common stock must not vote in favor of the merger agreement and must provide written notice to Monticello before the vote is taken at the special meeting indicating that such shareholder intends to demand payment if the merger is effectuated. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to Monticello Bancshares, Inc., 10696 St. Augustine Road, Jacksonville, Florida 32257, Attention: Secretary. All such notices must be signed in the same manner as the shares are registered on the books of Monticello. If a shareholder has not provided written notice of intent to demand fair value before the vote is taken at the special meeting, the shareholder will be deemed to have waived his or her appraisal rights.

Within ten (10) days after the date the merger becomes effective, CapitalSouth, as successor to Monticello in the merger, will provide each former Monticello shareholder who has properly provided a notice of intent to demand payment of fair value a written appraisal notice and form, which will indicate CapitalSouth’s estimate of the fair value of Monticello common stock, as well as a copy of Monticello’s financial statements and a copy of Sections 607.1301-607.1333 of the FBCA.

A shareholder asserting appraisal rights must execute and return the form to CapitalSouth and deposit the shareholder’s certificates in accordance with the terms of the notice, before the date specified in the appraisal notice, which will not be fewer than forty (40) or more than sixty (60) days after the appraisal notice and form were sent to the shareholder. A shareholder who deposits shares in accordance with the assertion of appraisal rights has no further rights as a shareholder, but only has the right to receive “fair value” for the shares in accordance with the appraisal procedures, unless the appraisal demand is withdrawn.

A shareholder who does not execute and return the form and deposit his or her certificates by the date set forth in the appraisal notice, will no longer be entitled to appraisal rights, will be bound by the terms of the merger agreement, and will receive cash in the amount specified by the merger agreement. A shareholder who complies with the requirements and wishes to withdraw from the appraisal process may do so by notifying CapitalSouth in writing before the date set forth in the appraisal notice as the due date to execute and return the form. A shareholder who fails to withdraw from the appraisal process may not thereafter withdraw without CapitalSouth’s written consent.

A shareholder must demand appraisal rights with respect to all of the shares registered in his or her name, except that a record shareholder may assert appraisal rights as to fewer than all of the shares registered in the record shareholder’s name but which are owned by a beneficial shareholder, if the record shareholder objects with respect to all shares owned by the beneficial shareholder. A record shareholder must notify CapitalSouth in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. A beneficial shareholder may assert appraisal rights as to any shares held on behalf of the shareholder only if the shareholder submits to CapitalSouth the record shareholder’s written consent to the assertion of such rights before the date specified in the appraisal notice, and does so with respect to all shares that are beneficially owned by the beneficial shareholder.

If a shareholder timely accepts the offer to pay the fair value of the shares as set forth in the appraisal notice, payment will be made within ninety (90) days after CapitalSouth receives the form from the shareholder. A shareholder who is dissatisfied with the offer must include in his or her returned form a demand for payment of that shareholder’s estimate of the fair value of the shares plus interest, otherwise the shareholder will be entitled to payment of only the amount offered. Interest is to be calculated at the interest rate on judgments in Florida on the effective date of the merger. Once CapitalSouth has made payment of an agreed upon value, the shareholders will cease to have any interest in the shares.

If CapitalSouth and the dissenting shareholder are unable to agree on the fair value of the shares, CapitalSouth would be required to file an appraisal action within sixty (60) days after receiving the payment demand in a court of competent jurisdiction in the county in which Monticello maintained its registered office, requesting that the fair value of the shares of Monticello common stock be determined. If CapitalSouth fails to file such proceeding within the sixty-day period, any dissenting shareholder may do so in the name of Monticello. All dissenting shareholders, except for those that have agreed upon a value with CapitalSouth, are deemed to be parties to the proceeding. In such proceeding, the court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. CapitalSouth shall pay each dissenting shareholder the amount found to be due within ten (10) days after final determination of the proceedings. Upon payment of such judgment, the dissenting shareholder will cease to have any interest with respect to his or her Monticello shares.

The court in any appraisal proceeding will determine the cost and expense of any appraisal proceeding and such costs and expenses will be assessed against CapitalSouth. However, all or any part of such cost and expense may be apportioned and assessed against all or some of the dissenting shareholders, in such amount as the court deems equitable, if the court determines that such shareholders acted arbitrarily, vexatiously or not in good faith with respect to their appraisal rights. The court may also assess the fees and expenses of counsel and experts for the respective parties in the amounts the court finds equitable against CapitalSouth if the court finds that CapitalSouth did not substantially comply with its requirements under Sections 607.1320 and 607.1322 of the FBCA, or, against any party which the court finds acted arbitrarily, vexatiously, or not in good faith with respect to the appraisal rights provided by the FBCA. In the event CapitalSouth fails to make any required payments, the shareholders may sue directly for the amount owed, and to the extent successful, will be entitled to recover all costs and expenses of the suit, including attorney’s fees.

Expenses

CapitalSouth and Monticello will be responsible and pay for their own expenses incurred by them in connection with completing the merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The obligation of Monticello to consummate the merger is conditioned upon Monticello receiving a written opinion from Bradley Arant Rose & White LLP dated the effective time of the merger to the effect that:

•	the merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the Code); and

•	each of CapitalSouth and Monticello will be a party to the reorganization within the meaning of Section 368(b) of the Code; and

•	no gain or loss will be recognized by CapitalSouth or Monticello by reason of the merger.

Such opinions will be rendered on the basis of certain assumptions, including assumptions regarding the absence of changes in existing facts and that the merger will be completed in accordance with the merger agreement and the statements contained in this joint proxy statement-prospectus. The opinions will be rendered on the basis of representations, including those contained in tax certificates provided by officers of Monticello and CapitalSouth, all of which must be true and accurate in all respects as of the effective time of the merger. If any of those assumptions or representations is inaccurate, incomplete, or untrue, the conclusions contained in either the opinions or stated below could be affected. None of the opinions referred to in this paragraph or the opinions stated below will be binding on the Internal Revenue Service (IRS) or the courts, and no rulings will be sought from the IRS regarding the tax treatment of the merger. Accordingly, there can be no certainty that the IRS will not challenge the conclusions set forth in any of the opinions stated or referred to herein or that a court would not sustain such a challenge.

Except as described above, the opinion of Bradley Arant Rose & White LLP to be delivered as of the effective time of the merger does not address the specific federal income tax consequences of the merger to the holders of Monticello common stock of the receipt of consideration other than CapitalSouth common stock.

The material U.S. federal income tax consequences of the merger are generally as follows:

•	Classification as a Reorganization. The merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

•	Consequences to Monticello and CapitalSouth. Neither Monticello nor CapitalSouth will recognize gain or loss as a result of the merger.

•	Consequences to the Monticello Shareholders. The consequences of the merger to Monticello shareholders, generally, will depend on whether the shareholders exchange shares of Monticello common stock for shares of CapitalSouth common stock, cash, a combination of shares of CapitalSouth common stock and cash, or a combination of shares of CapitalSouth common stock and cash and a CapitalSouth promissory note. The following discussion of the federal income tax consequences of the merger applies only to Monticello shareholders who hold their Monticello common stock as capital assets within the meaning of Section 1221 of the Code.

•	Exchange for CapitalSouth Common Stock in General. Monticello shareholders will recognize no gain or loss for federal income tax purposes to the extent they receive CapitalSouth common stock in the merger in exchange for Monticello common stock.

•	Exchange for CapitalSouth Promissory Note. In general, a CapitalSouth promissory note will be considered property other than CapitalSouth common stock received in the merger, and therefore will not be eligible for nonrecognition treatment in connection with the reorganization. Any holder of Monticello common stock who receives a CapitalSouth promissory note pursuant to the merger should consult his own tax advisor concerning the federal income tax consequences of the receipt of such promissory note, including without limitation whether the installment method may be used to report gain realized, if any.

•	Exchange for Part Cash and Part CapitalSouth Common Stock. Monticello shareholders who exchange Monticello common stock for a combination of CapitalSouth common stock and cash (not including cash received instead of a fractional share of CapitalSouth common stock) pursuant to the merger will recognize gain, if any, but not loss in the exchange. The gain, if any, recognized will equal the lesser of (a) the amount of cash received in the transaction and (b) the amount of gain realized in the transaction. The amount of gain that is realized in the exchange will equal the excess of (i) the sum of the cash plus the fair market value of CapitalSouth common stock received in the merger over (ii) the tax basis in the shares of Monticello common stock (not including any tax basis allocable to any fractional shares of CapitalSouth common stock paid in cash) surrendered. Any gain recognized by Monticello shareholders generally will be treated as long-term capital gain, except to the extent any such gain could be treated as a dividend if the receipt of cash has the effect of the distribution of a dividend (as discussed below), if the holding period for the shares of Monticello common stock is more than one year at the time of the merger.

•	Potential Treatment of Cash Received as a Dividend.

•	Depending upon the facts and circumstances of each Monticello shareholder, the cash received may be taxable under the dividend distribution rules of Code Sections 301 and 302 to the extent the distribution is essentially equivalent to a dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces a Monticello shareholder’s deemed percentage stock ownership in CapitalSouth. For purposes of this determination, a Monticello shareholder is treated as if he or she first exchanged all of his or her shares of Monticello common stock solely for CapitalSouth common stock and then CapitalSouth immediately redeemed, which is referred to herein as the “Deemed Redemption,” a portion of such CapitalSouth common stock in exchange for the cash such shareholder actually received. The gain recognized in the Deemed Redemption will be treated as a capital gain if the Deemed Redemption is (1) “substantially disproportionate” with respect to a Monticello shareholder or (2) “not essentially equivalent to a dividend.”

•	Substantially Disproportionate. The Deemed Redemption will generally be “substantially disproportionate” with respect to a Monticello shareholder if (1) immediately after the Deemed Redemption a Monticello shareholder owns less than 50% of the total combined voting power of all CapitalSouth voting stock and (2) the percentage of CapitalSouth voting stock actually owned by a Monticello shareholder immediately after the Deemed Redemption is less than 80% of the percentage of CapitalSouth voting stock treated as owned by such shareholder immediately before the Deemed Redemption. The constructive stock ownership rules apply to the above tests. Accordingly, a Monticello shareholder may be treated as owning CapitalSouth common stock that is owned by other related persons or entities or stock underlying an option to purchase additional stock in addition to the stock actually owned by such Monticello shareholder.

•	Not Essentially Equivalent to a Dividend. The determination of whether the Deemed Redemption is “not essentially equivalent to a dividend” with respect to a Monticello shareholder will depend upon each Monticello shareholder’s particular facts and circumstances. At a minimum, however, in order for the Deemed Redemption to be “not essentially equivalent to a dividend,” the Deemed Redemption must result in a “meaningful reduction” in a Monticello shareholder’s deemed percentage stock ownership of CapitalSouth. The “meaningful reduction” determination requires a comparison of: (1) the percentage of CapitalSouth voting stock that a Monticello shareholder is treated as having owned immediately before the Deemed Redemption and (2) the percentage of CapitalSouth voting stock that such Monticello shareholder owns immediately after the Deemed Redemption. The stock constructive ownership rules apply to the above tests. Accordingly, a Monticello shareholder may be treated as owning stock that is owned by other related persons or entities or stock underlying an option to purchase additional stock in addition to the stock actually owned by such Monticello shareholder.

•	The IRS has ruled that a shareholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that shareholder has a relatively minor reduction in its percentage stock ownership under the above Deemed Redemption analysis (e.g., the shareholder’s interest is reduced from 1% to 0.97%), and as a result, the shareholder experienced a reduction in voting rights, the right to participate in current earnings and accumulated surplus and the right to share in net assets upon liquidation. Accordingly, any gain recognized in the exchange of Monticello common stock by such a shareholder for a minimal amount of CapitalSouth common stock would likely be treated as capital gain.

•	These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

•	Exchange of Cash in Lieu of Fractional Shares. Monticello shareholders who receive cash instead of a fractional share of CapitalSouth common stock generally will recognize capital gain or loss based on the amount of such cash and the tax basis that such holder would have had in the fractional share. Such gain or loss will be long-term capital gain or loss if the holding period for the fractional share of CapitalSouth common stock (as determined below) would have been more than one year at the time of the merger.

•	Tax Basis of CapitalSouth Common Stock Received in the Merger. The aggregate tax basis in the CapitalSouth common stock received in the merger (including the basis in any fractional shares for which cash is received) will be equal to the aggregate tax basis in the Monticello common stock surrendered in the exchange, decreased by the amount of cash received (excluding any cash received instead of a fractional share), and increased by the amount of gain, if any, recognized or any amount treated as a dividend.

•	Holding Period of CapitalSouth Common Stock Received in the Merger. The holding period of the CapitalSouth common stock received in the merger will include the period during which Monticello common stock surrendered in the exchange was held.

•	Exchange Solely for Cash. Monticello shareholders who receive solely cash in exchange for Monticello common stock as a result of exercising dissenter’s rights will recognize gain or loss in an amount, if any, equal to the difference between the cash received and the shareholder’s adjusted tax basis in the shares of Monticello common stock surrendered. Any gain or loss recognized by

Monticello shareholders generally will be treated as long-term capital gain or loss, if the holding period for the shares of Monticello common stock is more than one year at the time of the merger.

•	Shareholder Reporting Requirements. Under Treasury Regulations, Monticello shareholders receiving shares of CapitalSouth common stock in the merger must file a statement with their U.S. federal income tax returns setting forth certain information concerning the merger.

•	Backup Withholding. Monticello shareholders receiving cash in the merger may be subject to backup withholding, currently at a rate of 28%, on the cash received. Backup withholding will not apply, however, to shareholders who (1) provide a correct taxpayer identification number or (2) come within certain exempt categories and, in each case, comply with applicable certification requirements. If a Monticello shareholder receiving cash in the merger does not provide the exchange agent with its correct taxpayer identification number, the shareholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the shareholder’s U.S. federal income tax liability, provided that the shareholder furnishes certain required information to the IRS.

•	The summary set forth above of material U.S. federal income tax consequences of the merger is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger. In addition, the summary does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, the summary does not address any non-income tax or any foreign, state, local or other tax consequences of the merger. Accordingly, each Monticello shareholder is strongly urged to consult such shareholder’s own tax advisor to determine the particular federal, state, local or foreign income, reporting, or other tax consequences of the merger to that shareholder.

DESCRIPTION OF CAPITALSOUTH CAPITAL STOCK

The descriptive information below outlines certain provisions of CapitalSouth’s restated certificate of incorporation, bylaws, certificate of designations and the general corporation law of Delaware. The information is not complete and is qualified by the more detailed provisions of CapitalSouth’s restated certificate of incorporation, bylaws and certificate of designations, which are incorporated by reference as exhibits to this document, and the Delaware General Corporation Law. See “Where You Can Find More Information” on page 180 of this joint proxy statement-prospectus for information on how to obtain copies of these incorporated documents.

General

The authorized capital stock of CapitalSouth consists of 7,500,000 shares of common stock, par value $1.00 per share, and 500,000 shares of preferred stock, par value $1.00 per share. As of          , 2007, there were          shares of CapitalSouth common stock issued and outstanding, and no shares of CapitalSouth preferred stock were outstanding. Shares of CapitalSouth common stock are quoted on The Nasdaq Global Market under the symbol “CAPB.”

Because CapitalSouth is a holding company, the right of CapitalSouth, and hence the right of creditors and stockholders of CapitalSouth, to participate in any distribution of assets of any subsidiary, including CapitalSouth Bank, upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that the claims of CapitalSouth itself as a creditor of the subsidiary may be recognized.

CapitalSouth Common Stock

Dividend Rights

Holders of CapitalSouth common stock are entitled to their proportionate share of dividends declared by CapitalSouth’s board of directors out of funds legally available for payment of dividends, subject to any prior rights of any CapitalSouth preferred stock outstanding. Under Delaware law, CapitalSouth may pay dividends out of surplus or net profits for the fiscal year in which declared or for the preceding fiscal year, even if its surplus accounts are in a deficit position. The sources of funds for payment of dividends by CapitalSouth are its subsidiaries. Because its primary subsidiary is a bank, payments made by CapitalSouth are limited by law and regulations of the bank regulatory authorities.

Voting Rights and Other Matters

CapitalSouth stockholders have one vote for each share of common stock held on all matters brought before the stockholders. The holders of CapitalSouth common stock do not have the right to cumulate their shares of CapitalSouth common stock in the election of directors.

Delaware law provides a statutory anti-takeover provision applicable to corporations organized under Delaware law that meet certain requirements generally concerning the number of stockholders of the corporation. The restated certificate of incorporation of CapitalSouth expressly makes Section 203 of the Delaware General Corporation Law applicable to CapitalSouth by incorporating the terms of such statute into the restated certificate of incorporation. Section 203 of the Delaware General Corporation Law generally provides that a corporation may not engage in a business combination with any person deemed to be an “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder except with special corporate approval. An “interested stockholder” is defined to mean any person who directly or indirectly owns 15% or more of the outstanding voting stock of the corporation during anytime within a three year period immediately prior to the date on which such determination is made. The special corporate approval must consist of board approval prior to the time the person became an interested stockholder, ownership by the interested stockholder of at least 85% of the voting stock of the corporation, or approval of the transaction by the board of directors and at least two-thirds of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

CapitalSouth common stock does not have any conversion rights, and there are no redemption or sinking fund provisions applicable to CapitalSouth common stock. Holders of CapitalSouth common stock are not entitled to any preemptive rights to subscribe for any additional securities that may be issued.

Liquidation Rights

In the event of liquidation, holders of CapitalSouth common stock will be entitled to receive pro rata any assets distributable to stockholders with respect to the shares held by them, after payment of indebtedness and such preferential amounts required to be paid to the holders of any CapitalSouth preferred stock issued by CapitalSouth.

Provisions with Respect to Board of Directors

CapitalSouth’s restated certificate of incorporation provides that the members of CapitalSouth’s board of directors are divided into three classes as nearly equal in number as possible. Stockholders elect each class for a three-year term. At each annual meeting of stockholders of CapitalSouth, the stockholders elect roughly one-third of the members of CapitalSouth’s board of directors for a three-year term, and the other directors remain in office until their three-year terms expire. Therefore, control of CapitalSouth’s board of directors cannot be changed in one year, and at least two annual meetings must be held before stockholders can change a majority of the members of CapitalSouth’s board of directors.

Special Vote Requirements for Certain Amendments to Restated Certificate of Incorporation

CapitalSouth stockholders may amend certain portions of the restated certificate of incorporation of CapitalSouth described in certain of the preceding paragraphs, including those related to business combinations and the classified board of directors, only by the affirmative vote of the holders of 80% of the voting power of the outstanding voting stock of CapitalSouth.

Anti-Takeover Effects of Special Provisions

Some of the provisions contained in the restated certificate of incorporation and by-laws of CapitalSouth described above have the effect of making it more difficult to change CapitalSouth’s board of directors, and may make CapitalSouth’s board of directors less responsive to stockholder control. These provisions also may tend to discourage attempts by third parties to acquire CapitalSouth because of the additional time and expense involved and a greater possibility of failure. As a result, these provisions may adversely affect the price that a potential purchaser would be willing to pay for the capital stock of CapitalSouth, thereby reducing the amount a stockholder might realize in, for example, a tender offer for the capital stock of CapitalSouth.

Transfer Agent

The transfer agent for CapitalSouth common stock is Registrar and Transfer Company.

CapitalSouth Preferred Stock

General

Under CapitalSouth’s restated certificate of incorporation, CapitalSouth’s board of directors is authorized to provide for the issuance of up to 500,000 shares of CapitalSouth preferred stock in one or more series. CapitalSouth’s board must adopt a resolution or resolutions providing for the issuance of such series and determining the relative rights and preferences of the shares of any such series with respect to the rate of dividend, redemption provisions, payments on liquidation, sinking fund provisions, conversion privileges and voting rights and whether the shares shall be cumulative or non-cumulative. It is not possible to state the actual effect of the authorization and issuance of CapitalSouth preferred stock upon the rights of holders of CapitalSouth common stock unless and until CapitalSouth’s board of directors determines the price and specific rights of the holders of a series of CapitalSouth preferred stock. Such effects might include, however:

•	restrictions on dividends on CapitalSouth common stock if dividends on CapitalSouth preferred stock have not been paid;

•	dilution of the voting power of CapitalSouth common stock to the extent that CapitalSouth preferred stock has voting rights, or that any CapitalSouth preferred stock series is convertible into CapitalSouth common stock;

•	dilution of the equity interest of CapitalSouth common stock unless the CapitalSouth preferred stock is redeemed by CapitalSouth; and

•	CapitalSouth common stock not being entitled to share in CapitalSouth’s assets upon liquidation until satisfaction of any liquidation preference granted CapitalSouth preferred stock.

While the ability of CapitalSouth to issue CapitalSouth preferred stock is, in the judgment of CapitalSouth’s board of directors, desirable in order to provide flexibility in connection with possible acquisitions and other corporate purposes, its issuance could impede an attempt by a third party to acquire a majority of the outstanding voting stock of CapitalSouth. The issuance of additional shares of capital stock could be used to dilute the voting power of, or increase the cost to, any person seeking to obtain control of CapitalSouth. This may occur by virtue of the fact that the preferred stock may be issued in a series having rights in excess of one vote per share or having the right to vote separately by class respecting some matters.

Market Price

CapitalSouth’s common stock has been quoted on The Nasdaq Global Market under the symbol “CAPB” since December 13, 2005. Prior to that date, there was no public market for CapitalSouth’s common stock. As of          , 2007, there were          stockholders of record, and the closing price of CapitalSouth’s common stock was $      per share as reported by The Nasdaq Global Market. The beneficial ownership of CapitalSouth’s common stock as of the date of this joint proxy statement-prospectus and as of the completion of the merger by (1) each person who beneficially owned more than 5% of the presently outstanding shares of CapitalSouth common stock, (2) each of CapitalSouth’s current directors, (3) each of CapitalSouth’s named executive officers and (4) all of CapitalSouth’s present executive officers and directors as a group, is discussed in the “Information About CapitalSouth — Security Ownership of Certain Beneficial Owners and Management” section on page 91 of this joint proxy statement-prospectus.

The following table sets forth for the indicated periods the high and low sales prices for CapitalSouth’s common stock on The Nasdaq Global Market.

	CapitalSouth		Monticello
	Closing Price		Closing Price
	per Share(1)		per Share
	High	Low	High	Low

2007
First Quarter	$19.560	$17.150	$—	$—
2006
First Quarter	$22.000	$18.310	$12,000	$12,000
Second Quarter	22.970	19.850	—	—
Third Quarter	21.140	19.000	—	—
Fourth Quarter	22.000	18.750	—	—
2005
Fourth Quarter	$18.485	$17.750	$—	$—

(1)	The price information represents actual transactions. The Company’s common stock began trading on The Nasdaq Global Market on December 13, 2005.

On February 28, 2007, the date of the merger agreement, the last sale price of CapitalSouth common stock, as obtained from The Nasdaq Global Market, was $18.62. On          , 2007, the date of this joint proxy statement-prospectus, the last sale price of CapitalSouth common stock, as obtained from The Nasdaq Global Market, was $     .

There is no established public market for the Monticello common stock and the stock is not quoted on any stock exchange and is not traded over the counter. However, Monticello’s management is aware of isolated trades of Monticello common stock, and the high and low prices of such trades for the indicated periods are set forth in the table above. Monticello is aware of two trades in 2005 among insiders at $12,000 per share and one trade in 2006 at $12,000 per share between a former officer and a current officer of Monticello Bank. Also, in March 2005, 313 additional shares of Monticello common stock were acquired by third parties at $15,000 per share.

Dividends

The following table sets forth, for the periods indicated, the dividends declared by CapitalSouth and Monticello per share of common stock.

	CapitalSouth		Monticello
	Common Stock		Common Stock
	Dividend per		Dividend per
	Share		Share

2007
First Quarter	$0.06		$90.97
2006
First Quarter	$0.00	(1)	$537.85
Second Quarter	0.06		—
Third Quarter	0.06		216.94
Fourth Quarter	0.06		156.25
2005
Fourth Quarter	$0.10	(1)	$—

(1)	A semi-annual dividend of $.10 per share was declared in December 2005.

Dividends are paid by CapitalSouth on CapitalSouth common stock at the discretion of CapitalSouth’s board of directors and are affected by certain legal restrictions on the payment of dividends as described below, CapitalSouth’s earnings and financial condition and other relevant factors. The current policy of CapitalSouth is to pay dividends on a quarterly basis. In June 2006, CapitalSouth changed from a semi-annual dividend to a quarterly dividend. CapitalSouth declared a quarterly per-share dividend in the amount of $0.06 in June 2006, September 2006, December 2006 and March 2007. CapitalSouth’s board of directors presently intends to continue the payment of quarterly cash dividends. CapitalSouth declared total per-share dividends of $0.18 for 2006, $0.20 for 2005, $0.18 for 2004 and $0.16 for each of 2003 and 2002. However, the amount and frequency of cash dividends, if any, will be determined by CapitalSouth’s board of directors after consideration of CapitalSouth earnings, capital requirements, financial condition and ability to service any equity or debt obligations senior to CapitalSouth’s common stock, and will depend on cash dividends paid to CapitalSouth by CapitalSouth Bank. Subject to an evaluation of its earnings and financial condition and other factors, including the legal restrictions on the payment of dividends as described below, CapitalSouth anticipates that it will continue to pay regular quarterly dividends with respect to CapitalSouth common stock.

There are certain limitations on the payment of dividends to CapitalSouth by its bank subsidiary. As an Alabama banking corporation, the amount of dividends that CapitalSouth’s subsidiary bank may declare in one year is subject to certain limitations imposed by both the Federal Reserve Board and the Alabama State Banking Department. Under the described laws and regulations, at March 31, 2007, approximately $5.7 million was available for payment of dividends to CapitalSouth by its bank subsidiary without additional regulatory approval.

Dividends paid by Monticello on Monticello common stock are at the discretion of Monticello’s board of directors and are dependent upon the restrictions on the payment of dividends by corporations chartered in Florida, certain legal restrictions on the payment of dividends as described below, Monticello’s earnings and financial condition and other relevant factors. The current policy of Monticello is to pay dividends on a quarterly basis. Pursuant to the merger agreement, Monticello may declare and pay any dividend or other distribution prior to closing without the prior written consent of CapitalSouth, subject to the limitation that as of the effective time of the merger Monticello shall have common equity in excess of $20,500,000 less certain fees and expenses related to the transaction as set forth in the merger agreement.

There are certain limitations on the payment of dividends to Monticello by Monticello Bank. As a federal savings bank, the amount of dividends that Monticello Bank may declare in one year is subject to certain limitations imposed by the Office of Thrift Supervision. These limitations are described in greater detail under “Information About Monticello — Supervision and Regulation” on page 145 of this joint proxy statement-prospectus. Under the described laws and regulations, at March 31, 2007, neither Monticello nor Monticello Bank may pay dividends without prior approval of the OTS.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF CAPITALSOUTH
AND SHAREHOLDERS OF MONTICELLO

The rights of CapitalSouth stockholders are governed by Delaware law and CapitalSouth’s restated certificate of incorporation and bylaws. The rights of Monticello’s shareholders are governed by Florida law and Monticello’s articles of incorporation and bylaws. There are differences between the respective chartering documents of CapitalSouth and Monticello that will affect the relative rights of CapitalSouth stockholders and Monticello shareholders.

The following discussion describes and summarizes the material differences between the rights of CapitalSouth stockholders and Monticello shareholders. With respect to each issue described below, the information set forth in the right column describes the rights Monticello shareholders currently enjoy, while the information set forth in the left column describes the rights enjoyed by CapitalSouth’s stockholders. If the merger is completed, any Monticello shareholder who becomes a stockholder of CapitalSouth will be entitled and become subject to all of the rights described in the left column. The following discussion is not a complete discussion of all of the differences. For a complete understanding of all of the differences, you will need to review the restated certificate of incorporation and bylaws of CapitalSouth, the articles of incorporation and bylaws of Monticello, the Florida Business Corporation Act and Delaware General Corporation Law. Copies of the respective chartering documents of both CapitalSouth and Monticello may be obtained from the corporate secretary of each company. See page 180 of this joint proxy statement-prospectus for details of who to contact to obtain copies of these documents.

CAPITALSOUTH BANCORP	MONTICELLO BANCSHARES, INC.
(CAPITALSOUTH)	(MONTICELLO)

Shares of the Corporation and the Effect of the Issuance of Preferred Stock
CapitalSouth’s board of directors is authorized to issue a maximum of 7,500,000 shares of common stock, $1.00 par value.

CapitalSouth’s board of directors is authorized to issue up to 500,000 shares, par value of $.01 per share, of preferred stock and can determine the voting powers and special rights of the shares of each series of preferred stock.	Monticello is authorized to issue 1,000,000 shares of $1.00 par value common stock. The articles of incorporation of Monticello do not authorize the issuance of preferred stock.

Quorum Requirements
The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.	The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.

Voting Rights
Holders of shares of CapitalSouth common stock are entitled to one vote for each share of common stock held.

The voting rights of holders of CapitalSouth preferred stock may be fixed by resolution of the board of directors providing for the issuance of such shares.

All election of directors by the stockholders of the corporation shall be by plurality vote.	Monticello’s articles of incorporation authorize cumulative voting: every shareholder entitled to vote at an election for directors shall have the right to vote the number of shares owned by the shareholder for as many persons as there are directors to be elected and for whose election the shareholder has a right to vote, or to cumulate the votes by giving one candidate as many votes as the number of such directors to be elected multiplied by the number of shares shall equal or by distributing such votes on the same principle among any number of candidates.

CAPITALSOUTH BANCORP	MONTICELLO BANCSHARES, INC.
(CAPITALSOUTH)	(MONTICELLO)

Expiration of Proxies
No proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.	No proxy may be valid more than eleven (11) months from the date of its execution except for a proxy coupled with an interest.

Action by Written Consent
Any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any such meeting, may be taken without a meeting and without a vote if consent in writing is signed by holders of at least two-thirds (2/3) of the outstanding voting stock of CapitalSouth. If an action is signed by less than unanimous consent, CapitalSouth must be notified in writing at least ten (10) days prior to the date on which such written consent is solicited.	Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of shareholders, may be taken without a meeting if consent in writing, setting forth the action so taken, shall be given by all of the shareholders entitled to vote with respect to the subject matter.

Number of Directors
The number of directors which shall constitute the whole board shall be not less than three(3) nor more than twenty four (24).	The authorized number of directors shall not be less than five (5) nor more than fifteen (15) except where a greater number is approved by the Office of Thrift Supervision.

Election and Classification of the Board of Directors
The board of directors of CapitalSouth is classified into three(3) classes: Class A, Class B, and Class C, which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which such director was elected.
In the event of any increase or decrease in the authorized number of directors, each director then serving as such shall nevertheless continue as a director of the class in which he is a member until the expiration of his current term, or his earlier resignation, removal from office, or death, and the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the board of directors among the three classes of directors so as to maintain such classes as near equal as possible.	The board of directors of Monticello is classified into three (3) classes: Class 1, Class 2, and Class 3, which shall be as nearly equal in number as possible. The members of each class shall be elected for a term of three (3) years and until their successor are elected and qualified. One class shall be elected by ballot annually.

Indemnification of Directors and Officers
A director of CapitalSouth shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability(i) for breach of the duty of loyalty, (ii) for acts or omissions not made in good faith or which involve intentional misconduct or knowing violation of the law, (iii) under Section 174 of the Delaware Code pertaining to unlawful payment of dividend or unlawful stock purchase or redemption, or (iv) for any transaction for which the director has derived an improper personal benefit.	The Monticello articles of incorporation and bylaws do not address the issue or indemnification of directors and officers. The laws of the State of Florida state that a corporation shall have the power to indemnify any person who was or is a party to any proceeding by reason of the fact that he or she is or was a director or officer against liability incurred in connection with such proceeding, including any appeal thereof, as long as he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

CAPITALSOUTH BANCORP	MONTICELLO BANCSHARES, INC.
(CAPITALSOUTH)	(MONTICELLO)

Removal of Directors
Any director of the corporation may be removed from office at any time only for cause, by the holders of a majority of shares of the corporation then entitled to vote at an election of directors.	At a meeting of the shareholders called expressly for that purpose, any director may be removed for cause by a vote of the holders of a majority of the shares then entitled to vote at an election of directors. If less than the entire board is to be removed, no one of the directors may be removed, if the votes cast against the removal would be sufficient to elect a director if then cumulatively voted at an election of the class of directors of which such director is a part.

Rights to Call a Special Meeting of the Shareholders
Special meetings, for any proper purpose, may be called by the chairman of the board or president and shall be called by the chairman of the board, president or secretary at the request in writing of a majority of the board of directors or pursuant to a resolution adopted by a majority of the members of the board of directors, or, subject to confirmation that the purpose of such meeting is for a proper and lawful corporate purpose, at the request in writing of stockholders owning at least a majority of the shares of the entire capital stock of CapitalSouth issued and outstanding and entitled to vote.	Special meetings of the shareholders for any purpose may be called at any time by the chairman of the board, the president, or a majority of the board of directors, and shall be called by the chairman of the board, the president, or the secretary upon the written request of the holders of not less than one-tenth of all of the outstanding capital stock of Monticello entitled to vote at the meeting.

Conflicts of Interest
No contract between CapitalSouth and any of its directors or officers shall be void or voidable solely because that person is a director or officer if (i) the relationship is disclosed to the board or the committee considering the matter and a majority of the disinterested members of the board or committee authorizes in good faith the contract or transaction, (ii) the material facts about the relationship are disclosed to the stockholders entitled to vote thereon and the contract or transaction is approved in good faith by vote of the stockholders, or (iii) the contract or transaction is fair to the corporation.	The Monticello articles of incorporation and bylaws do not address the issue of conflicts of interest.

INFORMATION ABOUT CAPITALSOUTH

As used in this section of the joint proxy-statement prospectus (page 71 to page 104), the terms “we”, “our” and other terms of similar import refer to CapitalSouth Bancorp and its subsidiaries.

CapitalSouth Bancorp

We are a bank holding company headquartered in Birmingham, Alabama. Through our wholly-owned bank subsidiary, we operate nine full service banking offices located in the metropolitan areas of Birmingham, Huntsville and Montgomery, Alabama, and Jacksonville, Florida, and also operate a commercial loan production office in Atlanta, Georgia.

We were incorporated as a Delaware corporation in 1990 under the name Financial Investors of the South, Inc. We operated under that name until September 2005, when we changed our name to CapitalSouth Bancorp.

In 1992, we acquired all of the capital stock of our bank subsidiary, CapitalSouth Bank, at which time we became a registered bank holding company. CapitalSouth Bank was chartered in 1975 as an Alabama banking corporation headquartered in Fultondale, Alabama under the name Bank of Alabama. In 1994, we relocated the charter and headquarters of Bank of Alabama to Birmingham, Alabama. Bank of Alabama operated under that name until September 2005 when we changed the name to CapitalSouth Bank to better reflect our expansion outside the state of Alabama.

From December 31, 2002 to March 31, 2007, we have achieved strong internal growth. Specifically, during this period we have:

•	increased our total assets from $250.2 million to $505.6 million;

•	increased our total deposits from $183.1 million to $444.7 million;

•	increased our total net loans from $172.6 million to $380.2 million; and

•	expanded our branch network from three to nine banking offices

Our business is focused upon serving the needs of small to medium-sized business borrowers and individuals in the metropolitan markets we serve. Through CapitalSouth Bank, we offer a range of commercial banking services. Our lending focuses upon loans that are secured primarily by single and multi-family real estate, residential construction loans, loans secured by owner-occupied commercial buildings and other types of commercial loans to a variety of small and medium-sized businesses for a variety of purposes. Our principal source of funds for loans and investing in securities is core deposits. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. We obtain most of our deposits from individuals and businesses in our market areas. In the Birmingham, Alabama and Jacksonville, Florida areas we supplement our branch facilities with our courier service that picks up deposits from local business customers. We actively pursue business relationships by using the business contacts of our board of directors, senior management and local bank officers, thereby capitalizing on our knowledge of our local marketplaces.

We own, as an indirect subsidiary of CapitalSouth Bank, an insurance agency, CapitalSouth Insurance, Inc., an Alabama corporation (CS Agency). CS Agency sells life and property casualty insurance and annuities. It does not retain or reinsure any of the underwriting risk with respect to such policies.

Recent Developments

In an on-going effort to streamline our operations, we decided to merge our subsidiary banks. On November 3, 2006, Capital Bank was merged into CapitalSouth Bank. The three independent directors for Capital Bank were elected to CapitalSouth Bank’s board of directors.

On December 13, 2006 we received approval from the Federal Reserve Board of our application to open a banking office location in Madison, Alabama. Madison is part of the metropolitan market of Huntsville. This office will serve to expand our existing presence in the Huntsville footprint and enhance our ability to service the financial needs of that community.

On March 1, 2007, we announced the signing of a definitive merger agreement with Monticello Bancshares. Monticello, through its federally chartered savings bank, Monticello Bank, operates two banking offices in Jacksonville, Florida. These offices compliment our existing branch location in Jacksonville. Monticello also operates a wholesale mortgage operation based in Fitzgerald, Georgia. The mortgage operation originates and sells in the secondary market prime conventional residential mortgage loans in Florida, Georgia, North Carolina and South Carolina. Monticello had approximately $228 million in total assets as of December 31, 2006, a loan portfolio of $206 million, and total deposits of $156 million.

On March 12, 2007, we received approval from the Federal Reserve Bank to close our Hoover, Alabama banking office. The operations of this office will be consolidated into our office located on West Valley Avenue in Homewood, Alabama on or about July 1, 2007.

Our Subsidiary

CapitalSouth Bank

CapitalSouth Bank is an Alabama banking corporation that was chartered in 1975 as Bank of Alabama in Fultondale, Alabama. CapitalSouth Bank is primarily regulated by the Board of Governors of the Federal Reserve System and the Alabama State Banking Department, and is also subject to regulation by the Federal Deposit Insurance Corporation.

CapitalSouth Bank currently operates nine full service banking offices in the metropolitan areas of Birmingham, Huntsville and Montgomery, Alabama and Jacksonville, Florida. We also operate a loan production office in Atlanta, Georgia. CapitalSouth Bank’s board of directors includes all of the persons serving on CapitalSouth’s board of directors and other business people who are residents of the Birmingham and Montgomery area. CapitalSouth Bank also provides Internet banking services at
www.capitalsouthbank.com as well as personal investment services.

CapitalSouth Bank currently conducts its banking operations in Birmingham, Huntsville and Montgomery, Alabama and Jacksonville, Florida under the following names in the following markets:

•	CapitalSouth Bank: Birmingham, Huntsville and Montgomery, Alabama and Jacksonville, Florida

•	Banco Hispano: Birmingham, Alabama

CapitalSouth Bank is a member of the Federal Reserve Bank of Atlanta and a member of the Federal Home Loan Bank of Atlanta. CapitalSouth Bank’s deposits are insured by the FDIC through its Deposit Insurance Fund.

Business Strategy

We target small to medium-sized businesses in our markets and have developed a strategy that focuses on providing superior service through our employees who are relationship-oriented and are knowledgeable about the needs of our customers. Through this strategy we intend to grow our business, expand our customer base and improve profitability. The key elements of our strategy are:

Grow in Metropolitan Areas of Alabama and Northern Florida.  We seek to increase our presence in our primary markets in the Birmingham, Huntsville, Montgomery and Jacksonville metropolitan areas and to extend into other metropolitan areas of Alabama and Northern Florida through the opening of new branches in attractive high-growth metropolitan areas and bank acquisitions. We expect to expand our existing bank branches and identify new branch opportunities. We will seek to balance growth with the cost of expansion, particularly into new markets.

These metropolitan areas are primarily served by larger national and regional financial institutions headquartered both inside and outside of the area, but have retail and big business focuses. We believe these markets need institutions such as ours that can provide consistent, long-term localized service. As we grow, we believe it is important to maintain the flexibility created by a local presence focused on the needs of small and medium-sized business with seasoned bankers while benefiting from the economies of scale created by our size. We constantly review our business model and products to ensure that we remain consistent with our service mark “Built for Business.”

We intend to continue our growth strategy through organic growth and possibly strategic bank acquisitions. We believe that many opportunities remain in the southeastern United States area to expand, and we intend to be in a position to obtain additional market share, whether via new banking offices or bank acquisitions with the right local management.

Maintain Local Decision Making and Accountability.  We compete with our regional and national competitors by providing superior customer service with localized decision-making capabilities. We designate city bank presidents in each of our markets so that we are positioned to react quickly to changes in those communities while maintaining efficient and consistent centralized policies and support functions.

We offer personalized and flexible banking services to the communities in our market area and are able to react quickly to changes in those communities. While we set rates across the organization, we tailor these to the competitive demands of the local market. For loan customers, this is usually driven by their creditworthiness and the specifics of the transaction. Deposit rates are highly influenced by local market conditions.

Expand Our Products and Services to Meet the Needs of the Communities in Which We Operate.  We continually seek to expand our financial products and services to meet the needs of our customers and to increase our fee income. Since 2004 we have been focused upon lowering our cost of funds. Our branching initiatives, combined with strong marketing of our deposit products, have helped us grow our noninterest-bearing deposits.

To serve the growing population of small and medium-sized businesses in our markets, we offer SBA lending services and other similar programs for the small and medium-sized business owner. This product group has become a significant source of income for CapitalSouth. We have a courier service that provides free pick-up and delivery of deposits and important non-cash documents for our business customers that maintain an average account balance in excess of $25,000. For a fee, customers with cash deposits can also request armored courier service. We provide Internet banking (www.capitalsouthbank.com) that allows customers 24-hour web-based access to their accounts. We also have a commercial banking center in each branch of CapitalSouth Bank that provides dedicated service and support to our business customers.

We anticipate, following the merger with Monticello Bancshares, leveraging Monticello’s residential mortgage origination product across CapitalSouth’s footprint. We believe this business line will provide a good source of noninterest income.

Expand Our Commercial Loan Origination Program.  The Business Capital Group of CapitalSouth Bank originates owner-occupied real estate loans for small and medium-sized business customers. We generally limit our credit risk on these transactions because we fund them only when we have a firm purchase commitment for the loan from a third party institution or they are closed in the name of our correspondent lender. Fees generated through our Business Capital Group represent a significant source of noninterest income and accounted for approximately 25.0% of our noninterest income for the three months ended March 31, 2007 and 23.5% of noninterest income for the three months ended March 31, 2006. Our Business Capital Group is active in all markets where we have a banking presence and the activities of our Business Capital Group are the primary ones at our loan production office. We believe we can continue to expand the market areas where our Business Capital Group is active and the volume of its originations due to the complementary nature of our overall small and medium-sized business banking strategy and expertise.

Maintain High Asset Quality.  We consider asset quality to be of primary importance and have taken measures to ensure that despite growth in our loan portfolio we consistently maintain strong asset quality. Our loan review process covers 25% to 30% of the portfolio over a 12-month cycle. More frequent loan reviews may be completed as needed or as directed by the board of directors.

We believe the effect of these activities is reflected in the low level of nonperforming assets and reduced net charge-offs which contributed to a decrease in the required allowance for loan losses. At March 31, 2007, our nonperforming assets as a percentage of total assets were 0.56%, compared to 0.48% as of March 31, 2006, a slight increase of 8 basis points. Additionally, our net charge-offs as a percentage of average loans at March 31, 2007 were nil, compared to 0.05% as of March 31, 2006. Loans 90 days past due, as a percentage of total loans, were 0.01% and 0.02% as of March 31, 2007 and 2006, respectively. At March 31, 2007, the ratio of our allowance for loan losses to total loans was 1.16%, compared to 1.20% as of March 31, 2006, a decrease of 4 basis points.

Utilize Our Foundation for Growth.  We believe we will be able to take advantage of the economies of scale typically enjoyed by larger organizations as we expand our franchise. We believe the investments we have made in our data processing, staff and branch networks are key to supporting a larger organization. Furthermore, we have the capability to increase our assets without breaching our capital ratio requirements and we are also targeting an improved efficiency ratio. As we continue to grow our franchise, some level of continued investment will be required. We believe the effect of these trends should improve our profitability over time. Recent growth in our franchise has limited our profitability, and further growth may continue to do so. However, we believe we are making an investment for our future.

Our net income for the three months ended March 31, 2007 and 2006 was approximately $707 thousand and $464 thousand, respectively. Our return on average equity for the three months ended March 31, 2007 was 6.83% and our return on average assets was 0.58%, compared to 4.84% and 0.44%, respectively, for the same period in 2006. Our Tier 1 capital to risk adjusted assets, total capital to risk adjusted assets and Tier 1 capital to average assets ratios were 11.92%, 13.01% and 9.93%, respectively, as of March 31, 2007, compared to 13.39%, 14.57% and 10.74%, respectively, as of March 31, 2006. Our capital ratios exceed the minimum capital ratios for well capitalized institutions for each respective period. Our efficiency ratio for the three months ended March 31, 2007 was 75.95%, compared to 78.33% for the same period in 2006.

Issue Public Currency.  By becoming a public company with a common stock that is listed and traded on a national stock market, we have better access to capital, greater flexibility in structuring potential acquisitions and the ability to attract and retain qualified bankers through equity-based compensation. By having our stock listed on The Nasdaq Global Market, we also offer another means of currency to acquire other banks or insurance agencies.

Market Area and Competition

We currently conduct business principally through our nine banking offices, focusing on the metropolitan areas of the southeastern United States. Based upon data available on the FDIC website as of June 30, 2006, CapitalSouth Bank’s total deposits in the Birmingham-Hoover MSA ranked 14th among 44 financial institutions, and represented approximately 1.26% of the total deposits, in the Birmingham-Hoover MSA. Based upon data available on the FDIC website as of June 30, 2006, CapitalSouth Bank’s total deposits in the Huntsville MSA ranked 14th among 17 financial institutions, and represented approximately 0.82% of the total deposits, in the Huntsville MSA. Based upon data available on the FDIC website as of June 30, 2006, CapitalSouth Bank’s total deposits in the Montgomery MSA ranked 15th among 20 financial institutions, and represented approximately 0.75% of the total deposits, in the Montgomery MSA. Based upon data available on the FDIC website as of June 30, 2006, CapitalSouth Bank’s total deposits in the Jacksonville, Florida MSA ranked 36th among 38 financial institutions, and represented approximately 0.03% of the total deposits, in the Jacksonville MSA.

			Total		Market Share
	Number of	Our Market	Market		Percentage
Market	Branches	Deposits	Deposits	Ranking	(%)
	(Dollar amounts in millions)

Alabama:
Birmingham-Hoover MSA	5	$284	$22,574	14/44	1.26%
Huntsville MSA	1	44	5,405	14/17	0.82
Montgomery MSA	2	47	6,240	15/20	0.75
Florida:
Jacksonville MSA	1	8	27,819	36/38	0.03

Our retail and commercial divisions operate in highly competitive markets. We compete directly in retail and commercial banking markets with other commercial banks, savings and loan associations, credit unions, mortgage brokers and mortgage companies, mutual funds, securities brokers, consumer finance companies, other lenders and insurance companies, locally, regionally and nationally. Many of our competitors compete using offerings by mail, telephone, computer and/or the Internet. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Office locations, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel are also important competitive factors that we emphasize.

Many other commercial or savings institutions currently have offices in our primary market areas. These institutions include many of the largest banks operating in Alabama and Florida, including some of the largest banks in the country. Many of our competitors serve the same counties we do. Ninety-four different commercial or savings institutions are represented within our market areas. Virtually every type of competitor for business of the type we serve has offices in Birmingham, Huntsville and Montgomery, Alabama and Jacksonville, Florida. In our Birmingham, Huntsville and Montgomery market areas, our five largest competitors are generally Regions Bank, Wachovia Bank, Compass Bank, Colonial Bank and First Commercial Bank. In Jacksonville, Florida, Bank of America, SunTrust Bank and EverBank are among the five largest competitors, and three of the others listed for Alabama are in the top ten. These institutions, as well as other competitors of ours, have greater resources, have broader geographic markets, have higher lending limits, offer various services that we do not offer and can better afford and make broader use of media advertising, support services and electronic technology than we do. To offset these competitive disadvantages, we depend on our reputation as having greater personal service, consistency, and flexibility and the ability to make credit and other business decisions quickly.

Lending Activities

We originate loans primarily secured by single and multi-family real estate, residential construction and owner-occupied commercial buildings. In addition, we make loans to small and medium-sized commercial businesses, as well as to consumers for a variety of purposes.

Our loan portfolio at March 31, 2007 was comprised as follows:

	Dollar	Percentage of
Type	Amount	Portfolio
	(In thousands)

Real estate — mortgage	$176,501	45.9%
Real estate — construction	138,381	63.0
Commercial	65,770	17.1
Consumer	4,056	1.0

Total	$384,708	100.0%

In addition, we have entered into contractual obligations, via lines of credit and standby letters of credit, to extend approximately $86.7 million in credit as of March 31, 2007. We use the same credit policies in making these commitments as we do for our other loans. At March 31, 2007, our contractual obligations to extend credit were comprised as follows:

		Percentage of
	Dollar	Contractual
Type	Amount	Obligations
	(In thousands)

Real estate — mortgage	$15,028	17.3%
Real estate — construction	52,244	60.2
Commercial	18,637	21.5
Consumer	836	1.0

Total	$86,745	100.0%

Real Estate — Mortgage.  We make commercial mortgage loans to finance the purchase of real property as well as loans to smaller business ventures, credit lines for working capital and short-term seasonal or inventory financing, including letters of credit, that are also secured by real estate. Commercial mortgage lending typically involves higher loan principal amounts, and the repayment of these loans is dependent, in large part, on sufficient income from the properties collateralizing the loans to cover operating expenses and debt service. As a general practice, we require our commercial mortgage loans to be collateralized by well-managed income producing property with adequate margins and to be guaranteed by responsible parties. In addition, a substantial percentage of our commercial mortgage loan portfolio is secured by owner-occupied commercial buildings. We look for opportunities where cash flow from the collateral provides adequate debt service coverage and the guarantor’s net worth is centered on assets other than the project we are financing. Our commercial mortgage loans are generally collateralized by first liens on real estate, generally have floating interest rates and amortize over a 10 to 20-year period with balloon payments due at the end of one to five years. Payments on loans collateralized by such properties are often dependent on the successful operation or management of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market. In underwriting commercial mortgage loans, we seek to minimize our risks in a variety of ways, including giving careful consideration to the property’s operating history, future operating projections, current and projected occupancy, location and physical condition. Our underwriting analysis also includes credit checks, reviews of appraisals and environmental hazards or EPA reports and a review of the financial condition of the borrower. We attempt to limit our risk by analyzing our borrowers’ cash flow and collateral value on an ongoing basis.

Real Estate — Construction.  We also make construction and development loans to residential and, to a lesser extent, commercial contractors and developers located within our market areas. Construction loans generally are secured by first liens on real estate and have floating interest rates. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the value of the project is dependent on its successful completion. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, upon the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover all of the unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. While we have underwriting procedures designed to identify what we believe to be acceptable levels of risks in construction lending, no assurance can be given that these procedures will prevent losses from the risks described above.

Commercial.  Our commercial loan portfolio includes loans to smaller business ventures, credit lines for working capital and short-term seasonal or inventory financing, as well as letters of credit that are generally secured by collateral other than real estate. Commercial borrowers typically secure their loans with assets of the business, personal guaranties of their principals and often mortgages on the principals’ personal residences. Our commercial loans are primarily made within our market areas and are underwritten on the basis of the commercial borrower’s ability to service the debt from income. In general, commercial loans involve more credit risk than residential and commercial mortgage loans, but less risk than consumer loans. The increased risk in commercial loans is generally due to the type of assets collateralizing these loans. The increased risk also derives from the expectation that commercial loans generally will be serviced from the operations of the business, and those operations may not be successful.

Consumer.  While our focus is on service to small and medium-sized businesses, we also make a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans. Consumer loans entail greater risk than other loans, particularly in the case of consumer loans that are unsecured or secured by depreciating assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by job loss, divorce, illness or other personal hardships.

Commercial Loan — Origination.  Our Business Capital Group originates owner-occupied real estate loans for small and medium sized business customers. The loan products include those under the Small Business Administration (SBA) Section 504 program and other conventional term loan products. These are often fixed rate loans that are otherwise difficult for small business borrowers to obtain. The types of real estate collateral taken in connection with these loans include office, office/warehouse, light industrial, distribution, hotel/motel and free standing retail. The loans are used for acquisition, construction, renovation and refinancing. Under the SBA Section 504 program, we originate a first mortgage loan of approximately 50% of the total amount to be financed, the SBA (acting through a certified development company) funds a second mortgage loan of 40% of the project cost and the borrower puts up the remaining 10% in equity. Loan sizes for SBA Section 504 and conventional loans typically range from $350,000 to $3 million. We generally limit our credit risk on these transactions because we fund them only when we have a firm purchase commitment for the loan from a third-party institution or they are closed in the name of our correspondent lender. Depending on the transaction structure, we have gain from the sale, retain origination fees and/or are paid a fee by that correspondent for arranging the financing.

We have approximately five correspondent lenders with whom we regularly do business. Most of them are banks which are located outside our market areas. In some cases, we will provide a construction loan which is repaid upon completion of the project through our correspondent’s term loan. We obtain a commitment for that loan to be made as part of our underwriting of the construction loan.

We continue to have significant fees generated through our Business Capital Group. In the three months ended March 31, 2007, we originated approximately $2.3 million in loans and in the same time period for 2006 we originated $2.1 million in loans through our Business Capital Group. Our Business Capital Group is active in all markets where we have a banking presence and through our loan production office in Atlanta, Georgia. We believe that we can continue to expand the market areas where the Business Capital Group is active as well as the volume of its originations. This is because the activities are complementary to our overall small and medium-sized business banking strategy and require expertise and solid correspondent relationships that we have in place.

Credit Risks.  The principal economic risk associated with each category of the loans that we make is the creditworthiness of the borrower and the ability of the borrower to repay the loan. General economic conditions and the strength of the services and retail market segments affect borrower creditworthiness. General factors affecting a commercial borrower’s ability to repay include interest rates, inflation and the demand for the commercial borrower’s products and services, as well as other factors affecting a borrower’s customers, suppliers and employees.

Risks associated with real estate loans also include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and, in the case of commercial borrowers, the quality of the borrower’s management. Consumer loan repayments depend upon the borrower’s financial stability and are more likely to be adversely affected by divorce, job loss, illness and other personal hardships.

Lending Policies.  The board of directors of our bank subsidiary has established and periodically reviews our lending policies and procedures. We have established common documentation and policies, based on the type of loan, for all of our offices. There are regulatory restrictions on the dollar amount of loans available for each lending relationship. The Alabama Banking Code provides that no loan relationship may exceed 10% of a bank’s capital on an unsecured basis or 20% on a fully secured basis. At March 31, 2007, our legal lending limit for secured loans was approximately $9.6 million for CapitalSouth Bank. In addition, we have established a separate “house” limit and procedure for consideration of loan requests exceeding certain limits for CapitalSouth Bank for each lending relationship.

CapitalSouth Bank has a house lending limit in the principal amount of $6.5 million. Individual employees of CapitalSouth Bank have specific lending approval limits, but in no instance do these limits exceed the amount of $2.5 million. The Credit Committee of CapitalSouth Bank is authorized to approve new and renewal loans in amounts up to $4.0 million. The Executive Loan Committee, Loan Committee of the board of directors and the full board of directors of CapitalSouth Bank are each authorized to approve loans in amounts up to the legal limit.

We occasionally sell participation interests in loans to other lenders, primarily when a loan exceeds our house lending limits.

Concentrations.  The nature of our commercial banking operations allows for diversification of depositors and borrowers, and we believe that our business does not depend upon a single or a few customers.

Deposits

Our principal source of funds for loans and investing in securities is core deposits. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. We obtain most of our deposits from individuals and businesses in our market areas. We believe that the rates we offer for core deposits are competitive with those offered by other financial institutions in our market areas. Secondary sources of funding include advances from the Federal Home Loan Bank of Atlanta and other borrowings. These secondary sources enable us to borrow funds at rates and terms, which, at times, are more beneficial to us. Generally speaking, our only out-of-market deposits are certificates of deposit generated through our Internet banking service. They represented 0.36% of total deposits as of March 31, 2007.

Other Banking Services

Given customer demand for increased convenience and account access, we offer a range of products and services, including 24-hour Internet banking, direct deposit, traveler’s checks, safe deposit boxes, United States savings bonds and automatic account transfers. We earn fees for most of these services. We also receive ATM transaction fees from transactions performed by our customers participating in a shared network of automated teller machines and a debit card system that our customers can use throughout the United States, as well as in other countries.

Securities

After establishing necessary cash reserves and funding loans, we invest our remaining liquid assets in securities as permitted under banking laws and regulations. We invest primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States, in other taxable securities and in certain obligations of states and municipalities. We also invest excess funds in federal funds with our correspondent banks. The sale of federal funds represents a short-term loan from us to another bank. Risks associated with securities include, but are not limited to, interest rate fluctuation, maturity and concentration.

Seasonality and Cycles

We do not consider our commercial banking business to be seasonal.

Employees

On March 31, 2007, we had 104 full-time equivalent employees. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.

Website Address and Corporate Governance Documents

Our corporate website address is www.capitalsouthbank.com. We have direct links to our Code of Ethics and the charters for our Audit, Compensation and Nominating Committees by clicking on the “Investor Relations” tab. We also have direct links to our filings with the Securities and Exchange Commission (SEC), including but not limited to our Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and any amendments to these reports. These reports are accessible soon after we file them with the SEC. All materials we file with the SEC are available for the public to view and copy at the SEC’s Public Reference Room at 100 F Street, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC by clicking on http://www.sec.gov.

Supervision and Regulation

CapitalSouth Bancorp and CapitalSouth Bank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect depositors and not stockholders. The following discussion describes the material elements of the regulatory framework applicable to us.

CapitalSouth

Because we own all of the capital stock of CapitalSouth Bank, we are a bank holding company under the federal Bank Holding Company Act of 1956 (the Bank Holding Company Act). As a result, we primarily are subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve Board.

Acquisitions of Banks.  The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve Board’s prior approval before:

•	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will, directly or indirectly, own or control more than 5% of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve Board may not approve any of these transactions if it would result in or tend to create a monopoly, substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve Board’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the Bank Holding Company Act, if adequately capitalized and adequately managed, we, as well as other banks located within Alabama or Florida, may purchase a bank located outside of Alabama or Florida. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Alabama or Florida may purchase a bank located inside Alabama or Florida. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. For example, Florida law prohibits a bank holding company from acquiring control of a Florida financial institution until the target institution has been incorporated for three years, and Alabama law prohibits a bank holding company from acquiring control of an Alabama financial institution until the target institution has been incorporated for five years.

Change in Bank Control.  Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve Board approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Securities Act of 1934; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock is registered under the Securities Exchange Act of 1934, as amended. The regulations provide a procedure for challenging any rebuttable presumption of control.

Permitted Activities.  A bank holding company generally is permitted under the Bank Holding Company Act to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

•	banking or managing or controlling banks; and

•	any activity that the Federal Reserve Board determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve Board has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

•	leasing personal or real property;

•	operating a non-bank depository institution, such as a savings association;

•	trust company functions;

•	financial and investment advisory activities;

•	conducting discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve Board may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

Gramm-Leach-Bliley Act; Financial Holding Companies.  The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, revised and expanded the provisions of the Bank Holding Company Act by including provisions that permit a bank holding company to qualify and elect to become a financial holding company. In addition to the permissible bank holding company activities listed above, a financial holding company may engage in additional activities that are financial in nature or incidental or complementary to financial activity. Under the regulations implementing the Gramm-Leach-Bliley Act, the following activities are considered financial in nature:

•	lending, trust and other banking activities;

•	insuring, guaranteeing or indemnifying against loss or harm, or providing and issuing annuities and acting as principal, agent or broker for these purposes, in any state;

•	providing financial, investment or advisory services;

•	issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	underwriting, dealing in or making a market in securities;

•	other activities that the Federal Reserve Board may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

•	foreign activities permitted outside of the United States if the Federal Reserve Board has determined them to be usual in connection with banking operations abroad;

•	merchant banking through securities or insurance affiliates; and

•	insurance company portfolio investments.

To qualify to become a financial holding company, CapitalSouth Bank must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least “satisfactory.” Additionally, we must file an election with the Federal Reserve Board to become a financial holding company and must provide the Federal Reserve Board with 30 days’ written notice prior to engaging in a permitted financial activity. While we meet the qualification standards applicable to financial holding companies, we have not elected to become a financial holding company at this time.

Support of Subsidiary Institutions.  Under Federal Reserve Board policy, we are expected to act as a source of financial strength for CapitalSouth Bank and to commit resources to support CapitalSouth Bank. This support may be required at times when, without this Federal Reserve Board policy, we might not be inclined to provide it. In addition, any capital loans made by us to CapitalSouth Bank will be repaid only after its deposits and various other obligations are repaid in full. In the unlikely event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of CapitalSouth Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

CapitalSouth Bank

General.  Since CapitalSouth Bank is chartered as an Alabama state bank it is primarily subject to regulation and supervision by both the Federal Reserve Board and the Superintendent of Banking of the Alabama State Banking Department (the Superintendent). CapitalSouth Bank is an insured depository institution and, therefore, subject to regulation by the FDIC. In addition, our subsidiary bank is subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest charged, and limitations on the types of investments made and on the types of services offered. Various consumer laws and regulations also affect the operations of CapitalSouth Bank.

Prompt Corrective Action.  The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) in which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary deposit institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

FDIC Insurance Assessments.  The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. In recent years, the assessment has been set at 0 for well-capitalized banks in the top supervisory subgroup but there is expected to be an assessment in 2007 for all banks. The overall level of assessments depends primarily upon claims against the deposit insurance fund. If bank failures were to increase, assessments could rise significantly. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and is set at 3.05 cents per $100 of deposits for the second quarter of 2007. The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Community Reinvestment Act.  The Community Reinvestment Act requires, in connection with examinations of financial institutions, federal banking regulators, in our case the Federal Reserve Board, to evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on CapitalSouth Bank. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements. CapitalSouth Bank received a “satisfactory” CRA rating from the Federal Reserve Board at its last examination.

Other Regulations.  Interest and other charges collected or contracted for by CapitalSouth Bank are subject to state usury laws and federal laws concerning interest rates.

Federal Laws Applicable to Credit Transactions.  CapitalSouth Bank’s loan operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Servicemembers Civil Relief Act, which amended the Soldiers’ and Sailors’ Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

•	the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

Federal Laws Applicable to Deposit Operations.  The deposit operations of CapitalSouth Bank are subject to:

•	the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•	the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’

rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Capital Adequacy

CapitalSouth and CapitalSouth Bank are required to comply with the capital adequacy standards established by the Federal Reserve Board. The Federal Reserve Board has established risk-based and leverage measures of capital adequacy for bank holding companies. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

In order to be considered “well capitalized,” the ratio of total capital to risk-weighted assets must equal at least 10%. Total capital consists of two components: Tier 1 Capital and Tier 2 Capital. Tier 1 Capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 Capital must equal at least 6% of risk-weighted assets in order to be “well capitalized.” Tier 2 Capital generally consists of subordinated debt, other preferred stock and a limited amount of the allowance for loan losses. The total amount of Tier 2 Capital is limited to 100% of Tier 1 Capital. At March 31, 2007, our ratio of total capital to risk-weighted assets was 13.0% and our ratio of Tier 1 Capital to risk-weighted assets was 11.9%.

In addition, the Federal Reserve Board has established minimum guidelines for the ratio of Tier 1 Capital to average assets for bank holding companies (leverage ratio). These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve Board’s risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a ratio of Tier 1 Capital to average assets of at least 4%. At March 31, 2007, our ratio of Tier 1 Capital to average assets was 10.0%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve Board considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

CapitalSouth and CapitalSouth Bank were each classified as “well capitalized” in all categories at March 31, 2007.

Additionally, in connection with our acquisition of a Florida bank charter, by which we obtained the legal authority to branch in Florida, CapitalSouth Bank was required by the Alabama State Banking Department as a condition to its approval to maintain a 7% Tier 1 Capital to average assets ratio and at all times to remain well capitalized. In the event of failure to remain well capitalized, CapitalSouth Bank is required to submit a capital plan to the Superintendent of Banks of the State Banking Department for approval.

Payment of Dividends

CapitalSouth is a legal entity separate and distinct from CapitalSouth Bank. The principal source of CapitalSouth’s cash flow, including cash flow to pay dividends to its stockholders, is dividends CapitalSouth Bank pays to its sole shareholder, CapitalSouth. Statutory and regulatory limitations apply to CapitalSouth

Bank’s payment of dividends to CapitalSouth as well as to CapitalSouth’s payment of dividends to its stockholders.

The policy of the Federal Reserve Board that a bank holding company should serve as a source of strength to its subsidiary banks also results in the position of the Federal Reserve Board that a bank holding company should not maintain a level of cash dividends to its stockholders that places undue pressure on the capital of its bank subsidiaries or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company’s ability to serve as such a source of strength. The ability of CapitalSouth to pay dividends is also subject to the provisions of Delaware law.

Dividend Rights

Subject to any preferences for preferred shares then outstanding, each share of our common stock is entitled to participate equally in dividends as and when declared by the board of directors out of funds legally available therefor. The payment of dividends is further subject to certain regulatory restrictions which prohibit us from paying any dividends except from retained earnings. As of March 31, 2007, we have retained earnings of approximately $14.3 million.

There are certain limitations on the payment of dividends by CapitalSouth Bank. Under the Alabama Banking Code, a state bank may not declare or pay a dividend in excess of 90% of the net earnings of such bank until the earned surplus (i.e., retained earnings) of the bank is equal to at least 20% of its stated capital, and thereafter the prior written approval of the Superintendent of Banks of the State of Alabama (the Superintendent) is required if the total of all dividends declared by the bank in any calendar year exceeds the total of its net earnings for that year combined with its retained net earnings for the preceding two years. No dividends, withdrawals or transfers may be made from a bank’s surplus without the prior written approval of the Superintendent. As a member of the Federal Reserve System, CapitalSouth Bank must also comply with the dividend restrictions with which a national bank would be required to comply. Those provisions are generally similar to those imposed by the State of Alabama. Among other things, the federal restrictions require that if losses have at any time been sustained by a bank equal to or exceeding its undivided profits then on hand, no dividend may be paid. Although CapitalSouth has regularly paid dividends since 1996, there can be no assurances that CapitalSouth will be able to pay dividends in the future under the aforementioned regulatory limitations.

The payment of dividends by CapitalSouth and CapitalSouth Bank may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

CapitalSouth is also restricted from paying dividends on its common stock if it has deferred payments of the interest, or if an event of default has occurred, on its junior subordinated debentures.

Restrictions on Transactions with Affiliates

CapitalSouth and CapitalSouth Bank are subject to the provisions of Section 23A of the Federal Reserve Board Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve Board;

•	loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and allowance for loan losses and, as to all affiliates combined, to 20% of a bank’s capital and surplus and allowance for loan losses. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. CapitalSouth Bank must also comply with other provisions designed to avoid the taking of low-quality assets. CapitalSouth and CapitalSouth Bank are also subject to the provisions of Section 23B of the Federal Reserve Board Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

CapitalSouth Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal stockholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Privacy

Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. We and our subsidiary have established policies and procedures to assure our compliance with all privacy provisions of the Gramm-Leach-Bliley Act.

Consumer Credit Reporting

On December 4, 2003, President Bush signed the Fair and Accurate Credit Transactions Act amending the federal Fair Credit Reporting Act. These amendments to the Fair Credit Reporting Act (the FCRA Amendments) became effective in 2004.

The FCRA Amendments include, among other things:

•	requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer’s credit file stating that the consumer may be the victim of identity theft or other fraud;

•	consumer notice requirements for lenders that use consumer report information in connection with risk-based credit pricing programs;

•	for entities that furnish information to consumer reporting agencies (which would include CapitalSouth Bank and Capital Bank), requirements to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate; and

•	a requirement for mortgage lenders to disclose credit scores to consumers.

The FCRA Amendments also prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes (the opt-out), subject to certain exceptions. We do not share consumer information among our affiliated companies for marketing purposes, except as allowed under exceptions to the notice and opt-out requirements. Because CapitalSouth has only one affiliate, the limitations on sharing of information for marketing purposes do not have a significant impact on us.

Anti-Terrorism and Money Laundering Legislation

CapitalSouth Bank is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism of 2001 (the USA PATRIOT Act), the Bank Secrecy Act and rules and regulations of the Office of Foreign Assets Control (the OFAC). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships intended to guard against money laundering and terrorism financing. CapitalSouth Bank has established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise has implemented policies and procedures intended to comply with the foregoing rules.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Polices

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

Properties

During 2006, we conducted our business primarily through our office located at 2340 Woodcrest Place, Suite 200, Birmingham, Jefferson County, Alabama. This location, which also serves as CapitalSouth Bank’s main office, opened for business as a bank office in 1994. CapitalSouth Bank acquired ownership of the building which includes our main office in 2005. We presently own a parcel of property on Carmichael Road in Montgomery, Alabama, near the present main office in Montgomery. We plan to construct a new branch office on that site and transfer our branch operations on a nearby leased site to it.

We believe that our banking offices are in good condition, are suitable to our needs and, for the most part, are relatively new. The following table summarizes pertinent details of our owned or leased banking and loan production offices.

		Zip		Owned or	Date
State MSA Office Address	City	Code		Leased	Opened

ALABAMA
Birmingham-Hoover MSA
2340 Woodcrest Place	Birmingham	35209		Owned	2/10/1994
1301 Decatur Highway	Fultondale	35068		Owned	9/9/2004
3309 Lorna Road, Suite 13	Hoover	35216		Leased	6/30/2004
260 West Valley Avenue	Homewood	35209		Leased	9/9/2005
2695 Pelham Parkway	Pelham	35124		Owned	1/18/2005
Total for Birmingham-Hoover MSA:		5 Office(s	)
Huntsville MSA
2123 Whitesburg Drive	Huntsville	35801		Leased	10/15/2004
Total for Huntsville MSA:		1 Office(s	)
Montgomery MSA
4138 Carmichael Road	Montgomery	36106		Leased	12/5/2001
3311 Malcolm Drive	Montgomery	36117		Owned	12/15/2005
Total for Montgomery MSA:		2 Office(s	)
Total Offices in Alabama:		8 Office(s	)
FLORIDA
Jacksonville MSA
10161 Centurion Pkwy, N	Jacksonville	32256		Leased	3/10/2006
Total for Jacksonville MSA:		1 Office(s	)
Total Office in Florida:		1 Office(s	)

	Total Number of Offices: 9

We are not aware of any environmental problems with the properties that we own or lease that would be material, either individually or in the aggregate, to our operations or financial condition.

Legal Proceedings

While CapitalSouth and CapitalSouth Bank are from time to time parties to various legal proceedings arising in the ordinary course of their business, management believes, after consultation with legal counsel, that there are no proceedings threatened or pending against CapitalSouth or CapitalSouth Bank that will, individually or in the aggregate, have a material adverse affect on CapitalSouth’s business or consolidated financial condition. CapitalSouth has received a letter from another depository institution asserting that the name “CapitalSouth Bank” infringes on such other institution’s registered trademark. CapitalSouth believes there is no merit to this claim and intends to vigorously oppose such contention. CapitalSouth has obtained its own federal registration of the mark “CapitalSouth.” If an action were filed regarding the alleged infringement and if CapitalSouth did not prevail, CapitalSouth would operate under a different, yet undetermined, name.

Directors and Executive Officers of CapitalSouth

Directors

The following tabulation sets forth the names, ages and principal occupations during the past five years of the directors of CapitalSouth, and the year each director first became a director of CapitalSouth:

	Current
	Term	Director
Name, Age and Principal Occupation of Directors	Expires	Since

H. Bradford Dunn (65)	2008	1991
Director of CapitalSouth and CapitalSouth Bank; President, The Mouat Co., Birmingham, Alabama (consulting and engineering services to metal casting industry)
Stanley L. Graves (62)	2008	1991
Director of CapitalSouth and CapitalSouth Bank;
President, Graco Resources, Inc., Birmingham, Alabama
(oil, gas and water drilling and consulting);
Director of GeoMet, Inc. (exploration and production of coalbed methane)

W. Dan Puckett (61)	2009	1990
Chairman, Chief Executive Officer and Director of CapitalSouth and CapitalSouth Bank
W. Flake Oakley, IV (53)	2009	2007
President CapitalSouth Bancorp January 2007 to present;
Bank Consultant January 2005 — December 2006;
President Colonial BancGroup/Colonial Bank August 2003 — June 2005;
CFO Colonial BancGroup/ Colonial Bank 1991 — 2003

Charles K. McPherson, Sr. (65)	2010	1991
Director of CapitalSouth and CapitalSouth Bank; Chief Executive Officer and President, McPherson Oil Company, Inc., Birmingham, Alabama (distributor of industrial lubricants)
David W. Wood, II (58)	2010	1991
Director of CapitalSouth, and CapitalSouth Bank, Chairman of the Board, Wood Fruitticher Grocery Company, Birmingham, Alabama (institutional grocery sales)

Mr. Oakley became a director in January 2007 in connection with his retention as President of CapitalSouth. Following completion of the merger, Mr. James C. Bowen will be appointed as a director of CapitalSouth. For more information about Mr. Bowen, see page 149 of this joint proxy statement-prospectus.

Director Independence

Our board conducts an annual review of director independence utilizing the listing standards of The Nasdaq Global Market. During this review, the board considered transactions and relationships between each director or any member of his immediate family and CapitalSouth and its subsidiaries and affiliates. The board also considered whether there were any transactions or relationships between directors or any member of their immediate family (or any entity of which a director or an immediate family member is an executive officer, general partner or significant equity holder). The purpose of this review was to determine whether any such relationships or transactions existed that were inconsistent with a determination that a director is independent. Independent directors must be free of any relationship with CapitalSouth or its management that may impair the director’s ability to make independent judgments.

As a result of this review, the board affirmatively determined that each of the following directors is independent of CapitalSouth and its management under the listing standards of The Nasdaq Global Market:

•	H. Bradford Dunn

•	Stanley L. Graves

•	Charles K. McPherson, Sr.

•	David W. Wood, II

Mr. Puckett is considered an inside director because of his employment as Chairman and Chief Executive Officer of CapitalSouth. Mr. Oakley is considered an inside director because of his employment as President of CapitalSouth. Following the merger, James C. Bowen will become a director of CapitalSouth and will not be considered an independent director under the listing standards of The Nasdaq Global Market. All of the directors serving on our Audit, Nominating and Compensation Committees are independent.

None of our independent directors had transactions, relationships or arrangements which the board felt necessary to consider in determining their independence under The Nasdaq Global Market independence standards.

Executive Officers

The following table sets forth the name, age, primary occupation and business experience of executive officers as of          , 2007.

Position With Capitalsouth and
Name (Age)	Business Experience During the Past 5 Years

W. Dan Puckett (61)	1990-present	Chairman, Chief Executive Officer and Director of CapitalSouth and CapitalSouth Bank
W. Flake Oakley, IV (53)	2007-present	CapitalSouth Bancorp — President and Director
	2005-2006	Bank Consultant
	2003-2005	Colonial BancGroup and Colonial Bank — President
	1991-2003	Colonial BancGroup and Colonial Bank — Chief Financial Officer
John E. Bentley (46)	2002-present	CapitalSouth Bank — City President, Birmingham (Senior Vice President and Manager of Commercial Banking 2002 to 2005; assumed Manager of Consumer Banking December 2004; named City President, Birmingham December 2005; named CapitalSouth Bank President and Chief Operating Officer January 2007)
	2001-2002	Fant Industries, LLC (holding company for diverse businesses) — Chief Operating Officer
Carol W. Marsh (45)	2003-present	CapitalSouth and CapitalSouth Bank — Senior Vice President and Chief Financial Officer
	2001-2003	Compass Bank — Director of Finance for the Consumer Banking Sales Delivery Group

Position With Capitalsouth and
Name (Age)	Business Experience During the Past 5 Years

Daniel W. Gibson (51)	2007-present	CapitalSouth Bank — Senior Vice President and Chief Credit Officer
	2005-2007	CapitalSouth Bank — Senior Lender and Credit Administrator
	2000-2005	Wachovia Bank (successor to SouthTrust Bank) — Senior Underwriter and Commercial Credit Products Manager
Richard T. Perdue (52)	2004-present	CapitalSouth Bank — City President, Huntsville
	2001-2004	Union Planters Bank — Senior Vice President and Commercial Sales Manager
William D. Puckett, II (36)	2004-present	CapitalSouth Bank — Senior Vice President and Manager Real Estate Banking (named City President, Birmingham January 2007)
	1997-present	CapitalSouth Bank — Senior Vice President and Manager of Business Capital Group
H. Fred Coble, Jr. (47)	2005-present	CapitalSouth Bank — City President, Jacksonville
	2003-2005	AmSouth Bank — Senior Vice President and Commercial Middle Market Manager
	2001-2003	AmSouth Bank — Senior Vice President and Area Credit Officer

William D. Puckett, II is the son of W. Dan Puckett.

On January 5, 2007, the Company announced it had hired W. Flake Oakley, IV as President of the Company. Mr. Oakley is also a director of the Company. On March 13, 2007, James Cooper informed the Company of his intention to resign effective March 21, 2007. The Company elected a new Chief Credit Officer, Daniel W. Gibson, to that position effective March 14, 2007.

Security Ownership of Certain Beneficial Owners and Management

The following tables set forth information regarding the beneficial ownership of our common stock as of          , 2007 by (1) each person who beneficially owned more than 5% of the presently outstanding shares of our common stock, (2) each of our current directors, (3) each of our named executive officers and (4) all of our present executive officers and directors as a group.

Principal Holders

			Percent of	Percent of
	Number of		Class	Class
	Shares		Beneficially	Beneficially
	Beneficially		Owned	Owned
Name and Address of Beneficial Owner	Owned		Prior to Merger	Following Merger

Hot Creek Capital, L.L.C.	153,925	(1)	5.2%	3.8%
6900 South McCarren Blvd., Suite 3040
Reno, Nevada 89509

(1)	All information regarding Hot Creek Capital, L.L.C. (Hot Creek) is based on information disclosed in a Schedule 13G (the Hot Creek Filing) filed with the Securities and Exchange Commission on January 16, 2007. According to the Hot Creek Filing, Hot Creek has shared power to vote 153,925 shares of our common stock.

Directors and Executive Officers

Unless otherwise indicated, the address for each person included in the below table is 2340 Woodcrest Place, Suite 200, Birmingham, Alabama 35209. Information relating to beneficial ownership of our common stock is based upon “beneficial ownership” concepts described in the rules issued under the Securities Exchange Act of 1934, as amended. Under these rules a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose or to direct the disposition of the security. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities. A person is also deemed to be a beneficial owner of any security as to which that person has the right to acquire beneficial ownership within sixty (60) days from          , 2007. Unless otherwise indicated under “Amount and Nature of Beneficial Ownership,” each person is the owner of record and has sole voting and investment power with respect to his or her shares.

			Percent	Percent
	Number of		of Class	of Class
	Shares		Beneficially	Beneficially
	Beneficially		Owned	Owned
Name of Entity, Individual or Persons in Group	Owned		Prior to Merger(1)	Following Merger

Directors
W. Dan Puckett	162,220	(2)	5.42%	4.01%
David W. Wood, II	198,167	(3)	6.62%	4.91%
Harold B. Dunn	119,972		4.01%	2.97%
Charles K. McPherson, Sr.	101,578	(4)	3.40%	2.51%
Stanley L. Graves	83,096	(5)	2.78%	2.06%
W. Flake Oakley, IV	1,150		*	*
Executive Officers, who are not also a Director:
John E. Bentley	9,500	(6)	*	*
Carol W. Marsh	8,600	(7)	*	*
Fred Coble	5,000	(8)	*	*
All Current Directors Executive Officers, as a Group (12 persons):	716,426		23.95%	17.74%

*	Less than 1% of outstanding shares.

(1)	The percentage of our common stock beneficially owned was calculated based on 2,991,827 shares of common stock issued and outstanding as of May 2, 2007 and the 1,047,619 shares of our common stock that will be issued pursuant to the merger. The percentage assumes the exercise by the stockholder or group named in each row of all options for the purchase of our common stock held by such stockholder or group and exercisable within 60 days of , 2007.

(2)	Includes 41,000 shares that Mr. Puckett has the right to acquire by exercising options that are exercisable within 60 days after , 2007.

(3)	Includes 20,946 shares owned by Mr. Wood’s spouse and 93,332 shares owned by a corporation controlled by Mr. Wood.

(4)	Includes 9,113 shares owned by an IRA for the benefit of Mr. McPherson, 55,293 shares held for the benefit of McPherson Oil Company 401(k) plan and 35,186 shares owned by a trust for the benefit of McPherson Oil Company 401(k) profit sharing plan.

(5)	Includes 5,711 shares owned by Mr. Graves’ spouse, 3,193 shares owned by a corporation controlled by Mr. Graves, 37,173 shares owned by a trust for the benefit of Mr. Graves’ IRA and 9,181 shares owned by a trust for the benefit of Mr. Graves’ spouse’s IRA.

(6)	Includes 9,000 shares that Mr. Bentley has the right to acquire by exercising options that are exercisable within 60 days after , 2007.

(7)	Includes 8,500 shares that Ms. Marsh has the right to acquire by exercising options that are exercisable within 60 days after , 2007.

(8)	Includes 5,000 shares that Mr. Coble has the right to acquire by exercising options that are exercisable within 60 days after , 2007.

Compensation of Directors and Executive Officers of CapitalSouth

Compensation of Directors

Under our Third Revised and Restated Directors’ Compensation Plan, our directors are paid shares of stock of CapitalSouth in lieu of cash compensation for their service as directors of CapitalSouth or CapitalSouth Bank. Each member of the board of directors of CapitalSouth and our subsidiary bank receives a fee (a Director’s Fee) for attending meetings of the board of directors and for attending meetings of committees thereof equal to a certain number of shares of common stock, which number shall be established from time to time by our board of directors, in consultation with the board of directors of our subsidiary bank with respect to awards to the bank’s board members (the Share Amount). The number of shares received by such director equals the Share Amount. In the event the board of directors determines that it is not appropriate to issue the Share Amount, the Director’s Fee is payable in cash and the amount of cash received by such director is derived by multiplying the Share Amount by the fair market value of each share of the common stock as determined by our board of directors from time to time in its sole and absolute discretion. The table below reflects director compensation for the year ended December 31, 2006 for our holding company directors. Mr. Oakley was named a director in January 2007, and consequently does not have any 2006 director compensation to report.

					Change in
					Pension
					Value and
	Fees Earned			Non-Equity	Non-Deferred
	or Paid	Stock	Option	Incentive Plan	Compensation		All Other
	in Cash	Awards(1)	Awards	Compensation	Earnings		Compensation	Total
Name	$	$	$	$	$		$	$

W. Dan Puckett, PEO	—	$30,006	—	—	(2)		—	$30,006
H. Bradford Dunn	—	$26,957	—	—	(10,345	)(3)	—	$26,957	(3)
Stanley L. Graves	—	$29,479	—	—	2,336		—	$31,815
Charles K. McPherson, Sr.	—	$25,276	—	—	(9,775	)(3)	—	$25,276	(3)
David W. Wood, II	—	$29,247	—	—	2,654		—	$31,901

(1)	Stocks awards given for Board and Committee fees. Stock was awarded on March 31, 2006, June 30, 2006, September 28, 2006 and December 26, 2006.

(2)	Information on the change in pension value for Mr. Puckett is included in the Summary Compensation table on page 100 of this joint proxy statement-prospectus.

(3)	The negative number for Messrs. Dunn and McPherson is due to the difference in mortality age used at 12/31/2005 and the age used at 12/31/06. Present value of benefits under the Director Retirement Agreements discussed below was calculated for 2005 using a mortality age of 12/31/2005, while the 2006 calculation used the mortality age at plan implementation. Total compensation for Messrs. Dunn and McPherson has not been reduced by the negative amount.

CapitalSouth Bank maintains Director Supplemental Retirement Plan Director Agreements (Director Retirement Agreements) and Life Insurance Endorsement Method Split Dollar Plan Agreements (Split Dollar Life Insurance Agreements) for certain CapitalSouth Bank directors, including Messrs. Dunn, Graves, McPherson and Wood, the independent directors of CapitalSouth. CapitalSouth Bank has purchased single premium bank owned life insurance policies (BOLI policies) on the lives of each of the directors and intends to use income from the BOLI policies, which has certain tax advantages, to offset benefit expenses. For the year ended December 31, 2006, $62,603 was charged to operations expense related to these Director Retirement Agreements. Income from the BOLI policies is separately reflected in other income and the BOLI policies are held as other assets. The Split Dollar Life Insurance Agreements relate to the same BOLI policies, the earnings on which form the basis for calculating the periodic retirement credit benefit for each of the directors. The insured is imputed an amount of taxable income with respect to the life insurance benefit available under the Split Dollar Life Insurance Agreements. The reportable income to each director of CapitalSouth related to the interest of such director in the death benefits under the BOLI policies ranged from $99 to $389 in 2006.

The following table presents estimated annual benefits payable to each of the directors under the plan upon normal retirement age based on the assumptions shown.

			Projected Annual	Projected Annual	Projected Annual
	Year of	Retirement	Retirement Benefit	Retirement Benefit	Retirement Benefit
Name	Birth	Age	(1st Year)	(5th Year)	(10th Year)

Harold B. Dunn	1941	65	$10,696	$11,050	$11,607
Stanley A. Graves	1944	65	11,431	11,854	12,545
Charles K. McPherson, Sr.	1941	65	10,309	10,673	11,355
David W. Wood, II	1948	65	12,512	12,465	12,205

Compensation of Executive Officers; Compensation Discussion and Analysis

Introduction

Compensation Consultants and Executive Discussions.  At the direction of our board of directors, we retained a compensation consultant, Henry D. Rumble of Human Resources Consulting, to assist in our board’s review of compensation for our named executive officers and other senior management. We retained Mr. Rumble to review levels of compensation for our named executive officers, examine methods of estimating compensation and provide an analysis of compensation alternatives. Our board is interested in not only a comparison of our compensation levels with compensation levels for executives of comparable banks, but also wants to ensure that we remain competitive in our compensation structure in order to recruit and retain the best executives possible. We did not retain a compensation consultant prior to 2006, and Mr. Rumble did not provide compensation analysis to our board for 2006 compensation decisions. Mr. Rumble provided recommendations and analysis for our 2007 compensation decisions, which recommendations are discussed below.

Our chief executive officer, W. Dan Puckett, discusses compensation for our named executive officers with the independent board members annually. Mr. Puckett discusses compensation levels and performance analysis, and generally concludes with a salary and incentive compensation recommendation for all named executive officers, excluding his own. Mr. Puckett, while he discusses his salary, incentive compensation and performance with the board, generally does not include any compensation recommendations for his own compensation. Our independent board members utilize the analysis provided by Mr. Puckett when discussing and setting salary and incentive compensation, but final decisions are made by the independent directors, independent of management.

Compensation Process.  Our independent directors met 6 times to discuss compensation for our named executive officers for the 2006 fiscal year. As discussed above, Mr. Puckett reviews compensation and performance for each of the named executive officers, including his own compensation and performance. He then presents base salary recommendations for each officer, although, as discussed above, he generally does not include any compensation recommendations for his own compensation. The independent board members discuss the performance and salary recommendations for the named executive officers with Mr. Puckett, and then initiate an executive session outside of Mr. Puckett’s presence to discuss the performance and compensation of the Chief Executive Officer. Prior to 2007, we did not have a Compensation Committee at the holding company level, so all final decisions on compensation for the various named executive officers, following the executive session discussions of our independent board members, came from our subsidiary bank’s compensation committee (of which all of our independent board members are members). Our independent board members conduct a similar process when reviewing benefits and equity incentives. Our board of directors makes all determinations with respect to equity incentive awards.

Compensation Objectives

Compensation Philosophy.  We compensate our senior management through a mix of base salary, incentive compensation and equity compensation designed to reward superior performance. Our philosophy is goal-oriented, and measures senior management based on our expectations for their performance. Our compensation program is structured to allow our board to reward senior management for performance, whether pursuant to a plan or via direct cash bonuses. All extra income awarded to our senior management falls within the category of pay for performance, as our named executive officers are not eligible to receive cash incentive compensation unless certain performance measures have been obtained. Our philosophy can be summarized as providing our senior management with fair, market-driven compensation and an acceptable standard of living via their base salary, and providing additional incentives to attain certain defined performance standards.

Benchmarking of Compensation.  We did not utilize any benchmarking of compensation during fiscal 2006. Our plan, based on recommendations from our compensation consultant, includes introducing benchmarking as a part of our 2007 compensation process. As noted previously, our board believes it is important for our compensation levels to remain competitive within our industry, so that we may continue to attract and retain seasoned professionals who are able to raise our performance levels.

Elements of Compensation

Distribution of Compensation.  We do not have set target amounts for distribution of compensation for our named executive officers. In other words, our management and our independent directors do not have a formula or other defined method for determining how compensation should be divided between base salary, incentive compensation and equity awards. Our compensation consultant recommends the use of a formula to allocate compensation between the various elements; however, we retained our compensation consultant following determination of salaries and incentive compensation formulas for 2006, and have not yet implemented a formulaic approach to dividing compensation between the various compensation elements for fiscal 2007. Our independent board members use performance targets to calculate incentive compensation. In 2006, our named executive officers had the opportunity to receive a maximum amount of 35-50% of their base salary amount in a cash bonus upon meeting their performance goals.

Base Salaries.  Our board strives to provide our named executive officers with a base salary that facilitates an appropriate lifestyle, given their professional status and position within the community. Our independent board members, when reviewing the base salary recommendations of our chief executive officer, consider prior year base salary, bank performance and the performance of each individual officer. Our independent board members then discuss whether the recommendation of our chief executive officer for base salary adequately compensates each named executive officer for his or her contribution to the bank’s success. Often, our independent board members slightly increase the base salary in relation to the salary recommended by our chief executive officer.

For 2006, we concluded that a base salary of $200,000 was appropriate for our chief executive officer. We concluded that a base salary level of $147,500 was appropriate for our chief financial officer for 2006. We did not use any objective measures when determining these base salary levels, but based our conclusions on appropriate salary levels given our experience, prior year base salary levels and performance of the individual officers. We made similar determinations for each of our other named executive officers, with most of our officers receiving a 6 to 8% increase in base salary in 2006 over 2005 base salary levels, based largely on the individual’s performance during 2005.

In February 2007, our independent board members adopted certain recommendations of our compensation consultant concerning senior management base salary structure. Our compensation consultant recommended that we adopt a salary structure with seven (7) grade levels, each based on market salaries for eight benchmark positions. Salary ranges for each of the salary grades would be centered on a market determined midpoint salary, with a minimum salary of 70% of the midpoint and a maximum salary of 130% of the midpoint. Midpoint salaries will be updated annually based on a market analysis for the benchmark positions, which consists of a review of U.S. banks with similar asset sizes. Based on the results of the market surveys, our compensation consultant recommended salaries in the following ranges for each of our named executive officers: W. Dan Puckett — $175,700 to $326,300; Carol Marsh — $119,000 to $221,000; James Cooper — $119,000 to $221,000; John Bentley - $135,800 to $252,200; and Fred Coble — $105,000 to $195,000. We have not made 2007 base salary adjustments for our named executive officers as of the date of this proxy statement, as we consider base salary adjustments throughout the year based on anniversary dates of employment. We made the determination to hire a new president, W. Flake Oakley, in January 2007, and have set his base salary at $150,000 for 2007, based on our perception of current market compensation, combined with other compensation arrangements with Mr. Oakley. Our compensation consultant recommended a salary range of $135,800 to $252,200 for Mr. Oakley for 2007.

Bonus/Incentive Compensation.  Our senior management and directors believe cash bonuses should be based on performance objectives, both for the Company as a whole and for each individual. Based on recommendations from our chief executive officer, our independent board members approve annual incentive plans for each named executive officer during the first quarter of the year. Our stockholders have not approved the performance goals used in formulating annual incentives since we currently do not pay any of our named executive officers compensation in excess of $1 million.

For 2006 and 2007, the performance goals of each of our named executive officers include growth in net income. We believe growth in net income constitutes a positive indicator of performance, without the market factor influences that might cause our stock price to fluctuate without regard to company performance. Each of our named executive officers also has more diverse performance goals reflective of their responsibility for areas of operational performance. Each of our named executive officers has the ability to earn, depending on attainment of specified performance goals, a defined percentage of their base salary as an additional incentive bonus. Our named executive officers must remain employed with the Company at the time incentives are paid in order to receive incentive compensation.

For 2006, our chief executive officer had the ability to earn as much as fifty percent (50%) of his base salary as an incentive bonus if we attained targeted performance measures consisting, in addition to net income, of growth in average net loans outstanding and reduction of commercial real estate loans as a percentage of our Tier 1 capital. Mr. Puckett would have earned his maximum available bonus if our net income increased to $2,825,000, our average net loans outstanding equaled or exceeded $380,000,000 and our CRE concentration was at 400% or less. Our net income is heavily weighted in the calculation, and our chief executive officer could attain fifty percent (50%) of his bonus amount if we achieved the stated net income goal. He had the opportunity to receive a prorated bonus if certain levels below the targeted level were achieved with respect to one or more of the performance goals.

As discussed above, our remaining named executive officers have more diverse performance goals, and each has the opportunity to earn up to thirty-five percent (35%) of their base salary based on attainment of those goals in 2006. Growth in net income was a primary component of each incentive plan for 2006, with each of our named executive officers, with the exception of our chief financial officer, able to earn five percent (5%) of their base salary amount if 2006 net income equaled or exceeded $2,825,000. Our chief financial officer had the ability to earn up to fifteen percent (15%) of her base salary amount as a bonus if the net income figure was met. Other performance measures included, among other goals, decreases in total non-performing assets, changes in the composition of the loan portfolio in Birmingham, Jacksonville and Huntsville, growth in average deposits, decreases in non-interest expense and increases in net interest margin. As noted, cash incentive payments are paid on a sliding scale based upon various performance components with no specific payout level defined as “Threshold” or “Target”, although the maximum payouts range from 50% of base salary to 35% of base salary, based on the position held by the named executive officer.

The table below details, for each named executive officer, the range of bonus each was eligible to earn (expressed as a percentage of base salary), bonus amounts received for 2006 performance (with percentage of base salary) and the various elements comprising the performance targets for each named executive officer.

Name	Incentive Range		2006 Incentive Paid	Performance Targets

W. Dan Puckett	0	% - 50%	$70,000 (35)%	Net Income (0%-25%) Average Net Loans Outstanding (0%-15%) CRE Loans as Percentage of Tier 1 Capital (0%-10)%
Carol Marsh	0	% - 35%	$28,365 (19)%	Net Income (0%-15%) Non-Interest Expense/Gross Profit (0%-10%) Net Interest Margin (0%-10)%
James Cooper	0	% - 35%	$18,216 (10.6)%	Net Income (0%-5%) Average Net Loans Outstanding (0%-10%) Net Loan Losses (0%-5%) Total Non-Performing Assets (-2%-5%) Non-CRE Loans as Percent of Total Loans Outstanding (0%-10)%
John Bentley	0	% - 35%	$18,984 (11.3)%	Net Income (0%-5%)
Total Commercial Loans — Birmingham (0%-10%)
Non-CRE Loans as Percent of Total Commercial Loans — Birmingham (-2%-10%)
Average Non-Interest Bearing DDA (0%-7%)
				Average Total Deposits (0%-3)%
H. Fred Coble	0	% - 35%	$13,120 (8)%	Net Income (0%-5%)
Average Total Loans — Jacksonville (0%-10%)
Non-CRE Loans as Percent of Total Loans — Jacksonville (-2%-10%) Average Non-Interest DDA — Jacksonville (0%-5%)
				Average Total Deposits (0%-5%)

The individuals named below have the following performance goals for 2007: W. Dan Puckett is eligible for a bonus of up to 75% of his base salary upon reaching certain targets relating to net income, return on average assets, average equity, and average net loans outstanding; Carol Marsh is eligible for a bonus of up to 50% of her base salary upon reaching certain targets relating to net income, YTD non-interest expense/gross profit, and net interest margin; John Bentley is eligible for a bonus of up to 50% of his base salary upon reaching certain targets relating to net income, commercial loan fees and investment, insurance and retirement plan commissions, BCG income, non-interest expense/gross profit, commercial loan growth, total loan growth, non-interest bearing deposit growth and total deposit growth; William D. Puckett is eligible for a bonus of up to 45% of his base salary upon reaching certain targets relating to net income, loan fees, BCG income, commercial loan growth, total loan growth, non-interest bearing deposit growth and total deposit growth; Fred Coble is eligible for a bonus of up to 35% of his base salary upon reaching certain targets relating to net income, loan fees, commercial loan growth, total loan growth, non-interest bearing deposit growth and total deposit growth; and Richard Perdue is eligible for a bonus of up to 35% of his base salary upon reaching certain targets relating to net income, loan fees, commercial loan growth, total loan growth, non-interest bearing deposit growth and total deposit growth.

In addition to the incentive compensation discussed above, our board awarded our chief financial officer, Carol W. Marsh, a $5,000 bonus during 2006 for her extensive participation in our initial public offering during the fall of 2005. We also paid a previously negotiated signing bonus of $50,000 to Fred Coble, our Jacksonville City President, in January 2006.

Both our chief executive officer, W. Dan Puckett, and our newly-elected president, W. Flake Oakley, have additional acquisition incentives in place for 2007. Upon the closing of any merger or acquisition transaction (excluding, for Mr. Oakley, certain acquisitions for which a fee was negotiated prior to his joining CapitalSouth), both Messrs. Puckett and Oakley will be paid incentive compensation equal to 0.10% of the total acquisition deal value. Mr. Puckett had a similar arrangement for 2006, under which no incentive payments were made.

Equity Compensation.  Historically, the primary form of equity compensation that we awarded consisted of stock options. We selected this form because of the favorable accounting and tax treatments associated with stock options, and the favorable reception by our executive officers of such awards. In 2005, the accounting for stock options changed as the result of our early adoption of Statement of Financial Accounting Standards No. 123(R) (FAS 123(R)), making the accounting treatment of stock options less attractive. Our independent board members discussed the merits of using stock options versus the use of restricted stock awards, but decided to continue utilizing stock options in 2006.

Our independent board members approved grants of options to acquire 2,000 shares of our common stock to each of our named executive officers in May of 2006. Each of these awards vested immediately, and will be exercisable for a period of ten (10) years from the date of grant. The grant date fair value of each of these awards under FAS 123(R) was $14,800 for each of our named executive officers. While the options awarded in 2006 vest immediately, our stock option plan contains a claw back provision. Should a named executive officer leave CapitalSouth within one hundred eighty (180) days of exercising his or her options, we have the right to repurchase the common stock covered by the options for the exercise price paid.

Our chief executive officer has not yet recommended, and our Compensation Committee has not approved, any equity awards for fiscal 2007 as of the date of this proxy statement.

Employment, Severance and Change in Control Agreements.  We do not have written or oral employment or change in control agreements in place with any of our named executive officers. Our severance policy applies to all employees, and does not differentiate between our named executive officers and all other employees of CapitalSouth. Our independent board members have not, historically, believed that entering into employment agreements with our senior management provided enough benefit to outweigh the flexibility of standard “at will” employment arrangements, and our named executive officers have not requested employment or change in control agreements. At the suggestion of our compensation consultant, our Compensation Committee is now considering the possibility of entering into standard employment contracts with certain named executive officers, but no decision has yet been reached on this issue.

Retirement Plans.  We maintain a traditional 401(k) plan open to all employees, under which we match employee contributions up to 4% of each employee’s total compensation. We do not maintain a traditional defined benefit pension plan.

In 1998, W. Dan Puckett, our chairman and chief executive officer, and James Cooper, Jr., our executive vice president and chief credit officer, entered into Executive Supplemental Retirement Plan Agreements (SERPs) and Life Insurance Endorsement Method Split Dollar Plan Agreements (Split Dollar Life Insurance Agreements) with us. Our intention was to use these agreements to provide Messrs. Puckett and Cooper additional retirement benefits and to provide certain cash death benefits to their beneficiaries in the event of their death. We purchased single premium bank owned life insurance policies (BOLI policies) on the lives of Messrs. Puckett and Cooper and we intend to use income from the BOLI policies, which has certain tax advantages, to offset our benefit expenses. The SERPs provide two types of retirement benefits. First, after the participants reach normal retirement age (age 65 or such later date as the executive actually retires), participants receive the accumulated balance of a retirement benefit account in installments over a ten year period. The balance of such retirement benefit account for each of Mr. Puckett and Mr. Cooper is established by periodically crediting to it the amount of any income from the related BOLI policy, minus our designated cost of funds with respect to holding such BOLI policy, adjusted for tax effects (the Periodic Retirement Credit

Amount). Second, during the period beginning on the date of retirement and ending upon their death, the executives also are entitled to receive an annual payment equal to any further Periodic Retirement Credit Amount. The retirement benefit account is not a trust account or other segregated or funded account. Instead, it only reflects the amount of the general, unsecured claim of the beneficiary on our assets. The SERPs may also provide benefits in the event of termination of employment (actual or constructive), change of control, early retirement, death or disability, depending on the timing of, and other circumstances related to, the occurrence of the event while employed by us. For the year ended December 31, 2006, we charged $199,500 to operating expense related to these SERPs. Income from the BOLI policies is separately reflected in other income and the BOLI policies are held as other assets.

The Split Dollar Life Insurance Agreements for Messrs. Puckett and Cooper relate to the same BOLI policies, the earnings on which form the basis for calculating the Periodic Retirement Credit Amount discussed above. The Split Dollar Life Insurance Agreements provide that we are the sole owner of the policies, we are responsible for paying any additional premiums necessary to keep the policies in force and that we share the death benefits under the policy with the insured executive officer. The officer’s designated beneficiaries are entitled to 80% of the death benefit under the policy less the accumulated cash value of the policy. We are entitled to all other proceeds of the policy, including its cash value. The insured is imputed an amount of taxable income with respect to the life insurance benefit available under the Split Dollar Life Insurance Agreements.

The following table presents estimated annual benefits payable to each of the executives under the plan upon normal retirement based on the assumptions shown.

			Projected	Projected	Projected
			Annual	Annual	Annual
			Retirement	Retirement	Retirement
	Year of	Retirement	Benefit	Benefit	Benefit
Name	Birth	Age	(1st Year)	(5th Year)	(10th Year)

W. Dan Puckett	1945	65	$115,076	$123,452	$140,243
James Cooper, Jr.	1951	65	$43,049	$46,168	$49,856

Perquisites and Other Benefits.  Our chief executive officer received $53,239 in perquisites and other benefits during 2006. Our chief executive officer benefited from the use of a Company car, a benefit estimated at a value of $3,390, as well as receipt of a country club allowance in the amount of $8,563 and participation in a supplemental retirement plan valued at $3,824. Our chief executive officer, along with our other named executive officers, also participated in our benefit plans on the same terms as other employees. These benefits include health insurance, group life insurance, accidental death and dismemberment insurance, disability insurance, group term life and 401(k) matching contributions.

Our chief executive officer also serves on our board, and received $22,994 in director’s fees and $7,012 in committee fees, paid in our common stock, for his service on the board and the executive committee of the board.

Conclusion

Our independent board members, with substantial discussion with and input from our chief executive officer, have formulated a compensation program designed to attract and retain quality senior executives. We have placed heavy emphasis on pay for performance, and have structured incentive compensation to encourage individual performance in connection with CapitalSouth performance goals. As we enter our second year as a publicly-traded company, we are beginning to consider a variety of new ideas in the compensation realm, including discussions with a compensation consultant regarding the use of formulas in compensation and consideration of entry into employment agreements with our senior management. However, our primary focus will continue to be on compensation for performance, as we believe compensating our named executive officers based on achievement of stated performance goals is the best way to achieve value for our shareholders.

Summary Compensation Table

The following table provides information concerning total compensation earned or paid to CapitalSouth’s chief executive officer, chief financial officer and the three other most highly compensated executive officers of CapitalSouth during 2006.

							Change in
							Pension
							Value
							and Non-
							Qualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
			Bonus	Awards	Awards(1)	Compensation(2)(3)	Earnings(4)	Compensation(5)		Total
Name and Principal Position	Year	Salary	($)	($)	($)	($)	($)	($)		($)

W. Dan Puckett, PEO	2006	200,000	—	—	14,800	70,000	105,376	53,239	(6)	443,415
President & Chief Executive Officer
Carol Marsh, PFO	2006	147,500	5,000	—	14,800	28,365	—	8,134	(7)	203,799
Senior Vice President & Chief Financial Officer
James Cooper	2006	166,562	—	—	14,800	18,216	14,058	12,450	(8)	226,086
Executive Vice President & Chief Credit Officer
John Bentley	2006	160,417	—	—	14,800	18,984	—	10,049	(9)	204,250
Senior Vice President & Birmingham City President
H. Fred Coble	2006	156,437	—	—	14,800	13,120	—	6,406	(10)	190,763
Senior Vice President & Jacksonville City President

(1)	The amounts in this column reflect the aggregate grant date fair value under FAS 123(R) of awards made during the 2006 year.

(2)	It is the policy of the Company to pay bonuses which are based on Company performance in the fiscal year which follows the fiscal year on which such bonus is based. Bonuses relating to fiscal year 2006 were paid January 2007.

(3)	See Grants of Plan-Based Awards for maximum eligible amounts.

(4)	Represents the change in actuarial present value of the accumulated benefit for W. Dan Puckett and James Cooper under our defined benefit plans for 2006.

(5)	All other compensation represents matching contributions to 401(k), healthcare premium paid by Company, Group Life, AD&D and Long Term Disability, and income from Group Term Life for Carol Marsh, James Cooper, John Bentley, and Fred Coble.

(6)	All Other Compensation for 2006 includes personal use of Company car ($3,390), Director’s Fees paid by Company ($22,994), Committee fees paid by Company ($7,012), country club allowance ($8,563), healthcare premium paid by Company ($4,836), matching contributions to 401(k) plan ($1,218), Group Life, AD&D, and Long Term Disability Insurance premiums paid by Company ($610), Group Term life reportable compensation ($792), Supplemental Life policy paid by company for benefit of Mr. Puckett ($3,824).

(7)	All Other Compensation for 2006 includes matching contributions to 401(k) plan ($6,039), Group Life, AD&D, and Long Term Disability Insurance premiums paid by Company ($610), healthcare premium paid by Company ($1,310) and Group Term life reportable compensation ($176).

(8)	All Other Compensation for 2006 includes healthcare premium paid by Company ($4,836), matching contributions to 401(k) plan ($6,488), Group Life, AD&D, and Long Term Disability Insurance premiums paid by Company ($610), Group Term life reportable compensation ($516) and Supplemental Life policy paid by company for benefit of Mr. Cooper ($743). Mr. Cooper resigned as Executive Vice President and Chief Credit Officer effective March 31, 2007.

(9)	All Other Compensation for 2006 includes healthcare premium paid by Company ($4,836), matching contributions to 401(k) plan ($4,423), Group Life, AD&D, and Long Term Disability Insurance premiums paid by Company ($610) and Group Term life reportable compensation ($180).

(10)	All Other Compensation for 2006 includes healthcare premium paid by Company ($4,836), matching contributions to 401(k) plan ($781), Group Life, AD&D, and Long Term Disability Insurance premiums paid by Company ($610) and Group Term life reportable compensation ($180).

Grants of Plan-Based Awards for the Fiscal Year Ended 2006

The following table sets forth information concerning awards to the named executive officers during the last fiscal year under any of the CapitalSouth incentive plans.

										All Other
									All Other	Option
									Stock	Awards:
									Awards:	Number of	Exercise or
			Estimated Future Payouts Under			Estimated Future Payouts Under			Number	Securities	Base Price
			Non-Equity Incentive Plan Awards			Equity Incentive Plan Awards			of Shares	Under-Lying	of Option
			Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	Options	Awards
Name	Grant Date		($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)

W. Dan Puckett, PEO	5/15/2006	(1)								2,000	$21.17
	2/20/2006	(2)	—	—	$100,000
Carol Marsh, PFO	5/15/2006	(1)								2,000	$21.17
	2/20/2006	(2)	—	—	$53,375
James Cooper	5/15/2006	(1)								2,000	$21.17
	2/20/2006	(2)	—	—	$60,375
John Bentley	5/15/2006	(1)								2,000	$21.17
	2/20/2006	(2)	—	—	$57,750
H. Fred Coble	5/15/2006	(1)								2,000	$21.17
	2/20/2006	(2)	—	—	$57,400

(1)	Awarded under our 2006 Stock Benefit Plan

(2)	Incentive compensation plan amounts paid are reflected in the column labeled Non-Equity Incentive Plan Compensation in the Summary Compensation table, above.

Outstanding Equity Awards at Fiscal Year-End

The following table details all outstanding equity grants as of December 31, 2006.

	Option Awards					Stock Awards
									Equity
									Incentive
								Equity	Plan
								Incentive	Awards:
			Equity					Plan	Market or
			Incentive					Awards:	Payout
			Plan				Market	Number of	Value of
			Awards:				Value of	Unearned	Unearned
	Number of	Number of	Number of			Number of	Shares or	Shares,	Shares,
	Securities	Securities	Securities			Shares or	Units of	Units or	Units or
	Underlying	Underlying	Underlying	Option		Units of	Stock that	Other Rights	Other Rights
	Unexercised	Unexercised	Unexercised	Exercise	Option	Stock that	have not	that have	that have
	Options (#)	Options (#)	Earned	Price	Expiration	have not	Vested	not Vested	not Vested
Name	Exercisable(1)	Unexercisable	Options(#)	($)	Date	Vested (#)	($)	(#)	($)

W. Dan Puckett, PEO	5,000	—	—	9.00	5/11/2007	—	—	—	—
	8,000	—	—	11.00	5/16/2008
	5,000	—	—	12.00	11/15/2009
	7,000	—	—	13.00	8/21/2010
	10,000	—	—	15.00	2/15/2013
	4,000	—	—	15.00	11/15/2014
	2,000	—	—	21.17	5/15/2016
Carol Marsh, PFO	3,000	—	—	15.00	6/24/2013
	3,500	—	—	15.00	11/15/2014
	2,000	—	—	21.17	5/15/2016
James Cooper	3,000	—	—	9.00	5/11/2007
	7,000	—	—	11.00	5/16/2008
	5,000	—	—	12.00	11/15/2009
	6,000	—	—	13.00	8/21/2010
	4,000	—	—	15.00	2/15/2013
	3,500	—	—	15.00	11/15/2014
	2,000	—	—	21.17	5/15/2016
John Bentley	500	—	—	15.00	6/17/2012
	3,000	—	—	15.00	2/15/2013
	3,500	—	—	15.00	11/15/2014
	2,000	—	—	21.17	5/15/2016
H. Fred Coble	3,000	—	—	15.25	10/1/2015
	2,000	—	—	21.17	5/15/2016

(1)	The options are 100% vested

Option Exercises and Stock Vested in Fiscal 2006

The following table provides information with respect to option exercises and option vesting during 2006 by each of the named executive officers.

	Option Awards			Stock Awards
					Value
	Number of Shares		Value Realized	Number of Shares	Realized on
	Acquired on Exercise		on Exercise	Acquired on Vesting(4)	Vesting
Name	(#)		($)	(#)	($)

W. Dan Puckett, PEO	60,000	(1)	$502,200	2,000	14,800
	4,000	(2)	53,000
Carol Marsh, PFO				2,000	14,800
James Cooper	2,000	(3)	26,500	2,000	14,800
John Bentley	—		—	2,000	14,800
H. Fred Coble	—		—	2,000	14,800

(1)	On January 13, 2006, Mr. Puckett exercised 60,000 options from a January 15, 1992 award of 60,000 options at a spread of $8.37 per share at 1/13/06 close.

(2)	On May 9, 2006, Mr. Puckett exercised 4,000 options from a May 13, 1996 award of 4,000 options at a spread of $13.25 per share at 5/9/06 close.

(3)	On May 10, 2006, Mr. Cooper exercised 2,000 options from a May 13, 1996 award of 2,000 options at a spread of $13.25 per share at 5/9/06 close.

(4)	All options vest immediately, therefore options awarded on 5/15/06 vested immediately.

Pension Benefits in Fiscal 2006

With the exception of the Split Dollar Life Insurance benefits and SERPS described under Compensation Discussion and Analysis, CapitalSouth does not have any pension benefits for its named executive officers. The amounts reflected below represent the calculated present value of the benefits to Messrs. Puckett and Cooper as of December 31, 2006.

		Number of
		Years	Present Value of
		Credited	Accumulated
		Service	Benefits(1)	Payments During
Name	Plan Name	(#)	($)	Last Fiscal Year

W. Dan Puckett, PEO	CapitalSouth Bancorp Supplemental Retirement Plan	14	550,195	—
James Cooper	CapitalSouth Bancorp Supplemental Retirement Plan	14	69,270	—

(1)	Projected December 2006 liability account balance.

Nonqualified Deferred Compensation in Fiscal 2006

With the exception of the Split Dollar Life Insurance benefits and SERPS described above, we do not have nonqualified deferred compensation plans.

Compensation Committee Interlocks and Insider Participation

During 2006, H. Bradford Dunn, Stanley L. Graves, Charles K. McPherson, Sr. and David W. Wood, II participated in the deliberations of our board of directors concerning compensation for our senior officers. Effective February 19, 2007, each of these independent board members was named to our Compensation Committee. W. Dan Puckett participated in compensation decisions regarding the named executive officers, but did not participate in, and was not present during, deliberations regarding the compensation of our chief executive officer.

None of our independent directors is now or was during the last fiscal year an officer or employee of CapitalSouth or CapitalSouth Bank. During 2006, none of our executive officers served as a director or member of the compensation committee (or group performing equivalent functions) of any other entity for which any of our independent directors served as an executive officer.

Related Party Transactions.  Our Code of Ethics provides that our directors, officers and employees should be scrupulous in avoiding any action or interest that conflicts or gives the appearance of a conflict with the interests of CapitalSouth. Our Code of Ethics defines a “conflict of interest” as existing whenever an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of CapitalSouth. Transactions involving a conflict of interest are prohibited as a matter of CapitalSouth policy unless requisite approval in accordance with the Code of Ethics and applicable law is obtained.

Certain of our directors and senior officers were customers of and had transactions with our subsidiary bank in the ordinary course of their business during 2006. Additional transactions may be expected to take place in the ordinary course of business. Included in such transactions were outstanding loans and commitments from our subsidiary bank, all of which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. As of December 31, 2006, the aggregate amount of credit we extended to directors, executive officers and principal stockholders was $12,194,040. All such extensions of credit were made in conformity with the requirements of Federal Reserve Board Regulation O.

William D. Puckett, II, one of our executive officers, is the son of our chief executive officer, W. Dan Puckett. William D. Puckett’s base salary is in excess of $120,000 per year.

Review of Related Party Transactions.  Our Audit Committee charter provides that our Audit Committee review and approve any related party transactions. Additionally, our banking regulators require that our board of directors of our subsidiary banks approve in advance any loan that is to be made or renewed by our subsidiary bank to any related party (an individual or entity that is related to or at least partially owned by that individual). Our Audit Committee members, as members of the board of our subsidiary bank, approved each of the transactions noted above and believe the terms of each agreement are no less favorable to us than we could have obtained from an unaffiliated third party.

CAPITALSOUTH MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As used in this section of the joint proxy-statement prospectus (page 105 to page 134), the terms “we”, “our” and other terms of similar import refer to CapitalSouth Bancorp and its subsidiaries.

General

As of March 31, 2007, we had total consolidated assets of $505,558,000, an increase of 4.9% over the $481,989,000 reported at December 31, 2006. Total loans were $384,708,000 as of March 31, 2007, a $9,800,000, or 2.6%, increase over the $374,908,000 at December 31, 2006. Total deposits were $444,722,000 at March 31, 2007, a $43,425,000, or 10.8% increase over the $401,297,000 at December 31, 2006. Stockholders’ equity of $42,033,000 at March 31, 2007 represented an increase of $685,000, or 1.7% over stockholders’ equity of $41,348,000 at December 31, 2006.

Net income for the quarter ended March 31, 2007 was $707,000, an increase of $243,000 compared to $464,000 for the quarter ended March 31, 2006. Diluted earnings per share were $.23 for the three months ended March 31 2007, compared to $.16 for the same period in 2006.

As of December 31, 2006, we had total assets of approximately $482.0 million, total net loans of approximately $370.6 million, total deposits of approximately $401.3 million and stockholders’ equity of approximately $41.3 million. Net income for the year ended December 31, 2006 was $2.9 million, or $0.99 and $0.97 per basic and diluted share, respectively, compared to net income of $2.6 million, or $1.13 and $1.12 per basic and diluted share, respectively, for the comparative period in 2005.

Our primary source of revenue is net interest income. Our net interest income accounted for 82.7% of gross revenue for the year ended December 31, 2006 as compared to 83.6%, and 83.0%, for 2005 and 2004, respectively. An analysis of net interest income is provided in the subheading entitled “Net Interest Income” below.

Our earnings performance is dependent on our ability to generate net interest income and the primary source of net interest income is interest income on loans. The primary risks associated with our net interest income generation are credit risk and interest rate risk.

During the last three years, we have experienced an improving trend in credit quality as net charge-offs have decreased and nonperforming assets have remained at a satisfactory level. We manage credit risk through sound underwriting practices in connection with loan origination and ongoing review systems during the life of the loans. These procedures are discussed in more detail in the loan origination section below.

Short-term interest rates, including the prime lending rate, increased during the first half of 2006, but remained stable over the last half of the year. In contrast, the cost of funding increased during the second half of 2006 as term liabilities matured and rolled into higher cost funds as well as the effect of competitive pricing pressure. As a result, our net interest margin narrowed in the fourth quarter. Despite the year-to-year stability in net interest margin, the company expects that a challenging rate climate will continue, at least in the near term. We manage interest rate risk with a monthly analysis of trends related to our net interest margin and the impact of changing interest rates. We also model future performance expectations based on changing interest rates with a simulation model for asset/liability management. These procedures are discussed in more detail in the market risk and asset/liability management sections below.

Our strategy is to continue to increase our presence in our primary markets in the Birmingham, Huntsville and Montgomery metropolitan markets in Alabama and to expand our presence in the Jacksonville, Florida market. We plan to place greater emphasis on acquisitions and expansion into new markets as these opportunities arise. We also plan to continue utilizing our loan production office in Atlanta, Georgia through our Business Capital Group to increase our noninterest income generated from gain on sale of loans.

Critical Accounting Policies and Estimates

Our accounting policies are in accordance with accounting principles generally accepted in the United States and with general practices within the banking industry. Management makes a number of estimates and assumptions relating to reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during periods presented. Different assumptions in the application of these methods or policies could result in material changes in our financial statements. As such, the following policies are considered “critical accounting policies” for us.

Allowance for Loan Losses

The allowance for loan losses is established and maintained at levels management deems adequate to absorb anticipated credit losses from identified and otherwise inherent risks in the portfolio as of the balance sheet date. In assessing the adequacy of the allowance, we review the quality of, and risks in, loans in the portfolio. We also consider such factors as:

•	specific known risks;

•	our loan loss experience;

•	adverse situations that may affect a borrower’s ability to repay;

•	the status and amount of past due and nonperforming assets;

•	underlying estimated values of collateral securing loans;

•	current and anticipated economic conditions; and

•	other factors which management believes affect the allowance for loan losses.

An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by our credit administration department and presented to our subsidiary bank’s board of directors on a monthly basis. In addition, loan reviews are performed regularly on the quality of the loan portfolio and related adequacy of the allowance by an individual independent of the lending function. We have outsourced loan review of loans in excess of $3 million to an experienced loan review company which reviews these loans and provides reports approximately two times per year. Based on our analysis, which includes risk factors such as charge-off rates, past dues and loan growth, we may determine that our future loan loss provision needs to increase or decrease in order for us to maintain the allowance at a level sufficient to absorb inherent credit losses. If we become aware that any of these factors has materially changed, our estimate of credit losses in the loan portfolio and the related allowance could also change. All loans have a risk grade assigned at the time the loan is booked. These risk grades are evaluated periodically for appropriateness based on the performance of the borrower and as new information is received on the borrower’s financial condition. The related allowance is calculated based on the risk grade assigned to the loan unless the loan is classified as special mention, substandard, doubtful or loss. Once a loan is classified, an evaluation is made on a specific allowance to be assigned. Accordingly, changes in classification of a loan may change the amount of allowance allocated for that loan. The allowance for loan losses is replenished through a provision for loan losses that is charged against our earnings. As a result, variations in the allowance affect our earnings directly.

While it is our policy to charge-off loans in the current period when a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management’s judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

Carrying Value of Securities

Securities designated as available-for-sale are carried at fair value. However, the unrealized difference between amortized cost and fair value of securities available-for-sale is excluded from net income and is reported, net of deferred taxes, as a component of stockholders’ equity as accumulated other comprehensive income (loss). Securities held-to-maturity are carried at amortized cost, as CapitalSouth has the ability, and management has the positive intent, to hold these securities to maturity. Premiums and discounts on securities are amortized and accreted according to the interest method.

Treatment of Derivative Financial Instruments and Hedging Activities

As part of its overall interest rate risk management activities, CapitalSouth utilizes derivative instruments (i) to modify the re-pricing characteristics of assets and liabilities and (ii) to serve as an economic hedge of the fair value risk of fixed-rate liabilities. The primary instruments utilized by CapitalSouth are interest rate swaps. The fair values of these derivative financial instruments are based on dealer quotes and are recorded as an asset or liability and are recognized on the balance sheet at fair value.

Accounting for Stock-Based Compensation

On July 1, 2005, the Company early adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment, which requires the Company to recognize the costs of its employee stock option awards in its income statement. According to SFAS No. 123R, the total cost of the Company’s share based awards is equal to their grant date fair value and is recognized as expense on a straight-line basis over the service periods of the awards. The Company adopted the fair value recognition provisions of SFAS No. 123R using the modified retrospective method only to the beginning of the annual period of adoption, January 1, 2005. Under this method, compensation cost recognized in 2006 and 2005 includes compensation cost for all share-based payments granted subsequent to January 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. No compensation cost was recognized for share-based payments granted prior to January 1, 2005, as all options were fully vested at January 1, 2005. Compensation cost of $170,200 and $15,947 were recognized for share-based payments granted during 2006 and 2005, respectively.

Treatment of Deferred Tax Assets

Management’s determination of the realization of deferred tax assets is based upon its judgment of various future events and uncertainties, including the timing and amount of future income earned by certain subsidiaries and the implementation of various tax plans to maximize realization of the deferred tax assets. Management believes that CapitalSouth will generate sufficient operating earnings to realize the deferred tax benefits. Examinations of our income tax returns or changes in tax law may impact our tax liabilities and resulting provisions for income taxes.

THREE MONTHS ENDED MARCH 31, 2007 AND 2006

Results of Operations

As of March 31, 2007, we had total consolidated assets of $505,558,000, an increase of 4.9% over the $481,989,000 reported at December 31, 2006. Total loans were $384,708,000 as of March 31, 2007, a $9,800,000, or 2.6%, increase over the $374,908,000 at December 31, 2006. Total deposits were $444,722,000 at March 31, 2007, a $43,425,000, or 10.8% increase over the $401,297,000 at December 31, 2006. Stockholders’ equity of $42,033,000 at March 31, 2007 represented an increase of $685,000, or 1.7% over stockholders’ equity of $41,348,000 at December 31, 2006.

Net income for the quarter ended March 31, 2007 was $707,000, an increase of $243,000 compared to $464,000 for the quarter ended March 31, 2006. Diluted earnings per share were $.23 for the three months ended March 31 2007, compared to $.16 for the same period in 2006.

Net Interest Income

For the three months ended March 31, 2007, net interest income increased by $323,000, or 9.0%, to $3,953,000, compared to $3,630,000 for the same period a year ago.

Total interest income for the first quarter 2007 was $8,680,000, up $1,831,000, or 26.7% compared to the same quarter last year. The increase in interest income is the result of growth in average earning assets of 16.1% and the increase in yields on average earning assets from 6.94% for the quarter ended March 31, 2006 compared to 7.61% for the quarter ended March 31, 2007. The average yield on investment securities increased from 4.06% for the quarter ended March 31, 2006 compared to 4.64% for the quarter ended March 31, 2007 as a result of securities maturing at low rates, and being replaced with securities paying higher rates. Purchases of tax-free municipal securities have also contributed to higher net interest income computed on a fully tax-equivalent basis. A large percentage of our loans are tied to variable rate indices; accordingly, the income recognized on these loans fluctuates with changes in the market rate of interest. The average prime rate for the first quarter 2007 was 8.25% compared to 7.43% for the same period in 2006.

Total interest expense was $4,726,000 for the first quarter of 2007, or a 46.9% increase as compared to the same period in 2006. This increase in interest expense is due in part to a 24.3% increase in average interest bearing deposits, offset by a decline in other borrowed funds. An increase in the average rate paid on interest bearing deposits from 3.68% in the first quarter 2006 to 4.83% in the first quarter 2007, also contributed to the increase in interest expense.

Net interest margin was favorably impacted by the 14.2% growth in non-interest bearing demand deposits for the quarter ended March 31, 2007 compared to the same period in 2006. These deposits, along with other noninterest-bearing sources of funds, contributed 0.80% to the Company’s net interest margin for the three month period ended March 31, 2007. This contribution to the net interest margin increased over the same period in 2006 by 16 basis points.

	Average Balance Sheet and Net Interest
	Analysis on a Fully Tax-Equivalent Basis for
	the Three Months Ended March 31, 2007 and 2006
	2007			2006
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate
	(Dollar amounts in thousands)

Assets
Earning assets:
Loans, net of unearned income	$378,147	$7,727	8.29%	$331,941	$6,168	7.54%
Investment securities(1)	79,712	912	4.64	66,701	667	4.06
Other earning assets	9,013	121	5.44	3,494	50	5.80

Total earning assets	466,872	8,760	7.61	402,136	6,885	6.94

Other assets	24,253			24,827

Total assets	491,125			426,963

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
NOW and money market accounts	149,169	1,646	4.48	97,611	728	3.02
Savings deposits	3,360	3	0.36	3,811	3	0.32
Time deposits < $100,000	186,613	2,375	5.16	165,534	1,678	4.11
Time deposits > $100,000	26,162	324	5.02	25,748	242	3.81
State of Alabama time deposits	6,030	75	5.04	5,983	61	4.13
Federal funds purchased	4,399	61	5.62	10,264	125	4.94
FHLB advances	6,000	88	5.95	8,133	125	6.23
Repurchase agreements	834	3	1.46	11,103	115	4.20
Subordinated debentures	7,733	151	7.92	7,733	140	7.34

Total interest-bearing liabilities	390,300	4,726	4.91	335,920	3,217	3.88

Net interest spread		$4,034	2.70		$3,668	3.06

Noninterest-bearing demand deposits	55,039			48,178
Accrued expenses and other liabilities	3,832			3,977
Stockholders’ equity	42,434			39,451
Unrealized gain (loss) on securities	(480)			(563)

Total liabilities and stockholders’ equity	$491,125			$426,963

Impact of noninterest-bearing sources and other changes in balance sheet composition			0.80			0.64

Net interest margin			3.50%			3.70%

(1)	Excludes fair market value adjustment on investment securities available-for-sale.

The following table reflects changes in our net interest margin as a result of changes in the volume and rate of our interest-bearing assets and liabilities. Changes as a result of mix or the number of days in the period have been allocated to the volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Change in Interest Income and Expenses on a Tax-Equivalent Basis
For the Three Months Ended March 31, 2007 Compared to 2006

	Increase (Decrease) in
	Interest Income and Expense
	Due to Changes in:
	Volume	Rate	Total
	(Dollar amounts in thousands)

Interest-earning assets:
Loans, net of unearned income	$944	$615	$1,559
Investment securities	149	96	245
Other earning assets	74	(3)	71

Total earning assets	1,167	708	1,875

Interest-bearing liabilities
NOW and money market accounts	569	349	918
Savings deposits	—	—	—
Time deposits < $100k	268	429	697
Time deposits > $100k	5	77	82
State of Alabama time deposits	1	13	14
Federal funds purchased	(81)	17	(64)
FHLB advances	(31)	(6)	(37)
Repurchase agreements	(37)	(75)	(112)
Other borrowings	—	11	11

Total interest-bearing liabilities	694	815	1,509

Increase (decrease) in net interest income	$473	$(107)	$366

Provision for Loan Losses

The provision for loan losses charged to operations during the three months ended March 31, 2007 was $136,000 compared to $236,000 in the same period of 2006. Net recoveries for the first quarter of 2007 were $2,000, compared to net charge-offs of $44,000 for the same period in 2006. Annualized net recoveries as a percentage of average loans were nil for the three months ended March 31, 2007, compared to net charge-offs of 0.05% for the same period in 2006.

The decrease in our provision for loan losses for the three month period ended March 31, 2007 relative to the same period in 2006 was a result of our analysis of inherent risks in the loan portfolio in relation to the portfolio’s growth, the levels of past due, loans charged-off, classified and nonperforming loans, as well as general economic conditions. The net loan portfolio increased $47.9 million from March 31, 2006 to the same date in 2007. We continue to experience loan growth in 2007 and therefore anticipate our provision for loan losses will increase to provide an adequate allowance for loan losses related to this growth in our loan portfolio. Additionally, as our newer markets become more mature, we anticipate the level of charge-offs will increase and become more in line with our established markets.

Noninterest Income

Noninterest income totaled $717,000 for the first quarter of 2007, an increase of $156,000, or 27.8% for the same period in 2006. The following table presents the primary components of noninterest income for the three months ended March 31, 2007 and 2006.

Noninterest Income

	Three Months Ended March 31,
		Percent
	2007	Change	2006
	(Dollar amounts in thousands)

Service charges on deposit accounts	$300	17.2%	$256
Investment banking income, net	162	125.0	72
Business Capital Group loan income	179	35.6	132
Other income	76	(24.8)	101

Total noninterest income	$717	27.8%	$561

Total service charges, including non-sufficient funds fees, were $300,000 for the first quarter of 2007, an increase of $44,000, or 17.2%, from the same period in 2006. The increase is a direct reflection of the growth in our core transaction deposit accounts and the continued effect of changes to our fee schedule. At the end of the first quarter of 2007, we had 7,448 transaction accounts compared with 6,752 transaction accounts at the end of the first quarter 2006. We anticipate this growth will continue due to the expansion of our banking offices in 2006 and the focus on marketing core deposits.

The increase in investment banking income of $90,000, or 125.0%, is primarily attributable to an underwriting fee for a municipal bond deal in the first quarter of 2007.

Business Capital Group loan income is recognized when loan sale transactions are completed and is not a monthly recurring income stream. Projects financed through our Business Capital Group occur sporadically throughout the year. Accordingly, the 35.6% increase in income for the first three months of 2007 compared to the same period in 2006 is partially due to projects closing earlier in the year in 2007 compared to 2006 and some projects from the prior year being delayed in closing until 2007. Prior years sales of loans by our Business Capital Group qualify for sales accounting treatment in accordance with SFAS No. 140, Accounting For Transfers and Servicing of Financial Assets, as we have “surrendered control over the transferred assets” within the definition set forth in SFAS No. 140 paragraph 9. We have effectively isolated these loans, and the loans are beyond our reach in all respects. The investor purchasing the loan has the right to pledge or maintain effective control over the loans. The sales contain no recourse provisions, and we do not retain any rights or obligations to service loans sold by our Business Capital Group.

The decrease in other income for the three months ended March 31, 2007 compared with the same period in 2006 was primarily attributable to a decrease in merchant fees.

Noninterest Expense

Noninterest expense for the first quarter of 2007 increased $264,000, or 8.0%, to $3,547,000 compared to $3,283,000 for the same period in 2006. The period increases are primarily due to increases in expenses as a result of growth within our core banking markets. The following table presents the primary components of noninterest expense for the three month periods ended March 31, 2007 and 2006.

Noninterest Expense

	Three Months Ended March 31,
		Percent
	2007	Change	2006
	(Dollar amounts in thousands)

Salaries and benefits	$2,005	4.0%	$1,927
Occupancy and equipment expense	553	6.1	521
Professional fees	369	12.8	327
Advertising and marketing	102	(39.6)	169
Other expense	518	52.8	339

Total noninterest expense	$3,547	8.0%	$3,283

The $78,000, or 4.0%, increase in salaries and benefits for the three months ended March 31, 2007, compared to the same period in 2006, is primarily attributable to an increase in benefit costs and severance payments related to staff reductions made in February 2007. Offsetting these increases were lower commission and incentive payments made during the first quarter of 2007 compared to the same period in 2006. At March 31, 2007, we had 104 full time equivalent employees compared to 130 at March 31, 2006.

Our occupancy and equipment expense increased for the three months ended March 31, 2007 compared to the same period in 2006 primarily due to increased maintenance and repairs and decreased rental income.

The increase in professional fees for the three months ended March 31, 2007 compared to the same period in 2006 was primarily the result of consulting fees in association with the underwriting of a municipal bond deal during the first quarter of 2007.

Our advertising and marketing expenses decreased for the three month period ended March 31, 2007 compared with the same periods in 2006. Our advertising expense was higher in the first quarter of 2006 as a result of grand opening promotions for our new offices in Jacksonville, Florida, and Montgomery, Alabama.

The increase in other expenses for the three month period ended March 31, 2007, compared to the same period in 2006, was primarily the result of a par call of one of our economic hedge instruments during the first quarter of 2006 which resulted in lower other expenses in 2006. Losses on disposal of other real estate and higher employee recruitment expenses also contributed to the increase in other expenses.

Income Taxes

We recorded a provision for income taxes of $280,000 for the first quarter 2007, compared to $208,000 for the same period in 2006. Our effective tax rates for the three months ended March 31, 2007 and 2006 were 28.4% and 31.0%, respectively. Our primary permanent differences relate to tax-free income and share based compensation expense. The decrease in our effective tax rate for the three months ended March 31, 2007, compared to the same period in 2006, was the result of a tax provision true-up made during the first quarter 2007.

Loans

Total loans were $384,708,000 at March 31, 2007, an increase of $9,800,000, or 2.6%, over total loans of $374,908,000 at December 31, 2006. Growth in real estate construction and development loans during the first three months of 2007 accounted for all of the loan growth during this period as the other categories of loans decreased slightly. Real estate construction and development loans increased $12,764,000, or 10.2% for the three month period since December 31, 2006. Real estate construction and development loans represent 36.0% of the loan portfolio, real estate mortgage loans comprise 45.9%, and commercial, industrial, and agricultural loans are 17.1% of the total.

Asset Quality

The allowance for loan losses is established and maintained at levels management deems adequate to absorb anticipated credit losses from identified and otherwise inherent risks in the loan portfolio as of the balance sheet date. In assessing the adequacy of the allowance, we review the quality of, and risks in, loans in the portfolio. We also consider such factors as:

•	specific known risks;

•	our loan loss experience;

•	adverse situations that may affect a borrower’s ability to repay;

•	the status and amount of past due and nonperforming loans;

•	underlying estimated values of collateral securing loans;

•	current and anticipated economic conditions; and

•	other factors which management believes affect the allowance for loan losses.

An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by our credit administration department and presented to our subsidiary bank’s board of directors on a monthly basis. In addition, loan reviews are performed regularly on the quality of the loan portfolio and related adequacy of the allowance by an individual independent of the lending function. We have outsourced loan review of loans in excess of $3 million to an experienced loan review company which reviews these loans and provides reports approximately two times per year. Based on our analysis, which includes risk factors such as charge-off rates, past dues and loan growth, we may determine our future loan loss provision needs to increase or decrease in order for us to maintain the allowance at a level sufficient to absorb inherent credit losses. If we become aware that any of these factors have materially changed, our estimate of credit losses in the loan portfolio and the related allowance could also change. All loans have a risk grade assigned at the time the loan is booked. These risk grades are evaluated periodically for appropriateness based on the performance of the borrower and as new information is received on the borrower’s financial condition. The related allowance is determined based on the risk grade assigned to the loan unless the loan is classified as special mention, substandard, doubtful or loss. Once a loan is classified, an evaluation is made on a specific allowance to be assigned. Accordingly, changes in classification of a loan may change the amount of allowance allocated for that loan. The allowance for loan losses is replenished through a provision for loan losses that is charged against our earnings. As a result, variations in the allowance directly affect our earnings.

While it is our policy to charge-off loans in the current period when a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management’s judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

Analysis of Changes in Allowance for Loan Losses

	Three Months Ended		Year Ended
	March 31,		December 31,
	2007	2006	2006
	(Dollar amounts in thousands)

Allowance for loan losses:
Beginning of period	$4,329	$3,856	$3,856
Provision for loan losses	136	236	621

Sub-total	4,465	4,092	4,477
Charged-off loans:
Real estate loans	0	0	113
Installment loans	13	55	67
Commercial loans	1	12	67

Total charged-off	14	67	247
Recoveries of charged-off loans
Real estate loans	1	7	14
Installment loans	13	13	50
Commercial loans	2	3	35

Total recoveries	16	23	99

Net charge-offs (recoveries)	(2)	44	148

Allowance for loan losses — end of period	$4,467	$4,048	$4,329

As a percentage of year-to-date average loans:
Net loans charged-off (annualized)	0.00%	0.05%	0.04%
Provision for loan losses (annualized)	0.15	0.29	0.18

The following table presents the allocation of the allowance for loan losses for each respective loan category with the corresponding percent of loans in each category to total loans. The comprehensive allowance analysis developed by our credit administration group enables us to allocate the allowance based on risk elements within the portfolio.

Allocation of the Allowance for Loan Losses

	March 31, 2007		March 31, 2006		December 31, 2006
		Percent of		Percent of		Percent of
		Loans		Loans		Loans
		in Each		in Each		in Each
		Category		Category		Category
		to Total		to Total		to Total
	Amount	Loans	Amount	Loans	Amount	Loans
	(Dollar amounts in thousands)

Commercial loans	$874	17.1%	$717	14.5%	$935	18.0%
Real estate-construction	1,469	36.0	1,023	28.2	1,331	33.5
Real estate-mortgage	1,997	45.9	2,050	55.3	2,008	47.3
Installment	125	1.0	117	2.0	53	1.2
Unallocated	2	—	141	—	2	—

Total	$4,467	100.0%	$4,048	100.0%	$4,329	100.0%

Investment Securities and Federal Funds Sold

Investment securities totaled $78,838,000 at March 31, 2007 and $78,747,000 at December 31, 2006. During the first three months of 2007, one municipal bond with a purchase cost of $505,000 was placed in the available-for-sale portfolio. Purchases of four municipal bonds with an aggregate purchase cost of $2,244,000 were placed in the held-to-maturity portfolio. Two municipal bonds in the held-to-maturity portfolio with a book value of $543,000 were pre-refunded in the first quarter of 2007 and one government agency bond in the available-for-sale portfolio with a book value of $1,000,000 matured during the quarter. The remaining change in the overall balance of the portfolio was primarily due to scheduled paydowns.

The following table shows the amortized cost of our securities by their stated maturities (this maturity schedule excludes security prepayment and call features), as well as the tax equivalent yields for each maturity range.

Maturity of Investment Securities — Amortized Cost
March 31, 2007

	Less than	One Year to	Five Years to	More than
	One Year	Five Years	Ten Years	Ten Years

U.S. Government agency securities	$5,118,345	$24,975,286	$8,529,825	$—
Mortgage-backed securities	—	7,378,772	4,912,802	3,774,394
Collateralized mortgage obligations	—	—	3,046,588	4,524,209
Municipal securities	2,735,492	2,083,764	3,585,125	4,589,508
Corporate securities	—	3,123,347	1,026,614	—

Total	$7,853,837	$37,561,169	$21,100,954	$12,888,111

Tax equivalent yield	4.73%	4.25%	5.02%	4.44%

All securities held are traded in liquid markets. As of March 31, 2007, we owned securities from three issuers in which the aggregate book value from these issuers exceeded 10% of our stockholders’ equity. As of March 31, 2007, the book value and fair market value of the securities from each of these issuers are as follows:

		Fair Market
	Book Value	Value
	(Dollar amounts in thousands)

Federal National Mortgage Association	$20,801	$19,976
Federal Home Loan Mortgage Corporation	22,761	22,406
Federal Home Loan Bank	17,698	17,641

At March 31, 2007, we had $14,958,000 in federal funds sold compared with $81,000 in federal funds sold at December 31, 2006. This increase is attributable to a portion of the excess funds generated from deposit growth being invested in federal funds sold based on our liquidity needs.

Deposits and Other Borrowings

Total deposits increased by 10.8% from year-end 2006 to the end of the first quarter 2007 due to our continued focused marketing to develop our core deposit base. We believe our deposits will continue to increase in 2007 as a result of our newer banking offices becoming more established in their markets and deposit campaigns planned to expand existing customer relationships as well as our efforts to develop new customer relationships.

Federal funds purchased, borrowed funds and securities sold under agreements to repurchase were $6,827,000 as of March 31, 2007, compared to $27,133,000 at December 31, 2006. Our strong growth in core deposits has allowed us to reduce our reliance on these sources of funds.

The following table details the maturities and rates of our term borrowings from the Federal Home Loan Bank of Atlanta, as of March 31, 2007:

Borrow Date	Type	Principal	Term	Rate	Maturity

10/1/1998	Convertible Advance	$3,000,000	10 years	4.94%	10/1/2008
3/24/2006	Convertible Advance	$3,000,000	7 years	4.58%	3/25/2013

				4.76%

For amounts and rates of our deposits by category, see the table “Average Consolidated Balance Sheets and Net Interest Analysis on a Fully Tax-Equivalent Basis” under the sub-heading “Net Interest Income.”

Subordinated Debentures

The Company wholly owns two Delaware statutory trusts, Financial Investors Statutory Trust I and Financial Investors Statutory Trust II. These unconsolidated subsidiaries issued approximately $7.5 million in trust preferred securities, guaranteed by the Company on a subordinated basis. The Company obtained these proceeds through a note payable to the trust (junior subordinated debentures). As of March 31, 2007, $7,500,000 of the notes payable to the trusts were classified as Tier 1 Capital for regulatory purposes. For regulatory purposes, the trust preferred securities represent minority investments in unconsolidated subsidiaries, which is currently included in Tier 1 Capital so long as it does not exceed 25% of total core components of capital. According to FASB Interpretation No. 46 (FIN 46) and Revised Amendment to FIN 46 (FIN 46R), the trust subsidiaries must be deconsolidated for accounting purposes. As a result of this accounting pronouncement, The Federal Reserve Board on March 1, 2005 announced changes to its capital adequacy rules, including the capital treatment of trust preferred securities. The Federal Reserve’s new rules, which took effect in early April 2005, permit the Company to continue to treat its outstanding trust preferred securities as Tier 1 Capital for the first 25 years of the 30 year term of the related junior subordinated notes. During the last five years preceding maturity, the amount included as capital will decline 20% per year. We believe the Federal Reserve Board’s final rule with respect to the capital treatment of trust preferred securities will not adversely affect our regulatory capital and the Company’s and the Bank’s capital ratios will remain at an adequate level to allow the Company and the Bank to continue to be “well capitalized” under applicable banking regulations.

Liquidity

Liquidity is defined as our ability to generate sufficient cash to fund current loan demand, deposit withdrawals, or other cash demands and disbursement needs, and otherwise to operate on an ongoing basis.

The retention of existing deposits and attraction of new deposit sources through new and existing customers is critical to our liquidity position. Through our banking offices, we offer a variety of deposit products at competitive market interest rates. Ensuring competitive rates and terms generally assists in the retention of maturing time deposits and liquid deposits. In the event of compression in liquidity due to a run-off in deposits, we have a liquidity policy and procedure that provides for certain actions under varying liquidity conditions. These actions include borrowing from the Federal Home Loan Bank of Atlanta and existing correspondent banks, selling or participating loans, and the curtailment of loan commitments and funding. At March 31, 2007, our liquid assets, represented by cash and due from banks, federal funds sold and available-for-sale securities, totaled $68.0 million. Additionally, we had available to us through our subsidiary bank $5.0 million in unsecured lines of credit with our primary correspondent bank and our subsidiary bank had additional borrowing availability at the Federal Home Loan Bank of Atlanta of approximately $56.3 million to meet short term funding needs. We believe these sources of funding are adequate to meet anticipated funding needs. Management meets on a weekly basis to review sources and uses of funding to determine the appropriate strategy to ensure an appropriate level of liquidity, and we have increased our focus on the generation of core deposit funding to supplement our liquidity position. At the current time, our long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals.

To finance our continued growth and planned expansion activities, we issued a total of 690,000 shares of common stock in an initial public offering that closed in December 2005, including the exercise of the underwriter’s over-allotment option in January 2006. The sale of our common stock in the initial public offering provided immediate liquidity. Our regular sources of funding are from the growth of our deposit base, repayment of principal and interest on loans, the sale of loans and the renewal of time deposits. The proceeds from the offering were applied to the repayment of $3.0 million in debt, with an additional $5.0 million injected into the capital at CapitalSouth Bank to support continued growth of our lending activities, and continued growth and expansion of our current markets, with the remaining proceeds held at the holding company for general corporate purposes and expansion efforts. We anticipate using $4.0 million in the Monticello acquisition.

The following table reflects the contractual maturities of our term liabilities as of March 31, 2007. The amounts shown do not reflect any early withdrawal or prepayment assumptions.

Contractual Obligations

		One	Over One	Over Three	More
		Year or	to Three	to Five	than Five
	Total	Less	Years	Years	Years
	(Dollar amounts in thousands)

Certificates of deposit(1)	$217,676	$203,912	$9,780	$3,984	$—
Federal funds purchased and securities sold under agreement to repurchase	—	—	—	—	—
FHLB borrowings	6,000	—	3,000	—	3,000
Operating lease obligations	532	222	212	98	—
Junior subordinated debentures(2)	7,733	—	—	—	7,733

Total	$231,941	$204,134	$12,992	$4,082	$10,733

(1)	Certificates of deposit give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal.

(2)	The junior subordinated debentures consist of $5,000,000 that may be redeemed at par at our option after December 26, 2007 and $2,500,000 that may be redeemed after September 15, 2010.

Capital Resources

The following table compares the required capital ratios to the actual capital ratios maintained by CapitalSouth Bancorp, CapitalSouth Bank and Capital Bank. Capital Bank was merged into CapitalSouth Bank effective November 3, 2006 and, therefore, no longer has capital ratios.

			Actual
	Well	Adequately	CapitalSouth	CapitalSouth	Capital
	Capitalized	Capitalized	Bancorp	Bank	Bank

March 31, 2007
Tier 1 capital to risk adjusted assets	6.0%	4.0%	11.9%	10.7%	N/A
Total capital to risk adjusted assets	10.0	8.0	13.0	11.8	N/A
Tier 1 capital to average assets	5.0	4.0	10.0	8.9	N/A
December 31, 2006
Tier 1 capital to risk adjusted assets	6.0%	4.0%	12.1%	10.8%	N/A
Total capital to risk adjusted assets	10.0	8.0	13.2	11.9	N/A
Tier 1 capital to average assets	5.0	4.0	10.2	9.1	N/A
March 31, 2006
Tier 1 capital to risk adjusted assets	6.0%	4.0%	13.4%	11.4%	16.5%
Total capital to risk adjusted assets	10.0	8.0	14.6	12.6	17.7
Tier 1 capital to average assets	5.0	4.0	10.7	9.1	13.9

Off-Balance Sheet Arrangements

We are party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Our exposure to credit loss is represented by the contractual amount of these commitments. We follow the same credit policies in making these commitments as we do for on-balance-sheet instruments.

Our maximum exposure to credit risk for unfunded loan commitments and standby letters of credit at March 31, 2007 is as follows (dollar amounts in thousands):

Commitments to extend credit	$86,047
Standby letters of credit	698

Commitments to extend credit are agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral, if any, we obtain on an extension of credit is based on our credit evaluation of the customer.

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

Results of Operations

We reported net income for 2006 of $2.9 million versus net income for 2005 of $2.6 million. Our net income for 2004 was $1.9 million. In 2006, basic net income was $0.99 per share and $0.97 per diluted share, respectively. In 2005, basic net income was $1.13 per share and $1.12 per diluted share, respectively. For 2004, basic net income was $0.84 per share and $0.83 per diluted share, respectively.

Net income in 2006 was above the 2005 level as a result of our increased net interest income and the recognition of an after-tax gain from the sale of our investment in Consumer National Bank in Jackson, Mississippi (CNB) in connection with the acquisition of CNB by another bank. Our overhead also increased in 2006 as a result of significant investments made in opening three new branch offices in 2005. As of December 31, 2006, we had 9 banking offices, including our headquarters office, one loan production office and 124 full time equivalent employees. We expect to continue to expand our banking office network and our employee base in 2007. However, we are mindful of the fact that growth and increasing the number of offices add expenses (such as administrative costs, occupancy, salaries and benefits expenses) before earnings. This is especially the case with respect to offices in new market areas.

The following table summarizes the components of income and expense and the changes in those components for the past three years.

Condensed Consolidated Statements of Income
For the Years Ended December 31,

		Change from			Change from
		the Prior Year			the Prior Year
	2006	Amount	%	2005	Amount	%	2004

Interest income	$31,091	$9,172	41.8%	$21,919	$6,709	44.1%	$15,210
Interest expense	15,328	6,452	72.7	8,876	3,702	71.6	5,174

Net interest income	15,763	2,720	20.9	13,043	3,007	30.0	10,036
Provision for loan losses	621	(293)	(32.1)	914	67	7.9	847

Net interest income after provision for loan losses	15,142	3,013	24.8	12,129	2,940	32.0	9,189
Noninterest income	3,290	738	28.9	2,552	492	23.9	2,060
Noninterest expense	13,925	3,085	28.5	10,840	2,451	29.2	8,389

Income before provision for income taxes	4,507	666	17.3	3,841	981	34.3	2,860
Provision for income taxes	1,579	315	24.9	1,264	281	28.6	983

Net income	$2,928	$351	13.6%	$2,577	$700	37.3%	$1,877

Further explanation, with year-to-year comparisons of the income and expense, is provided below.

Net Interest Income

In 2006, net interest income was $15.8 million or 20.9% more than the 2005 level of $13.0 million, which in turn was 30.0% more than the 2004 level of $10.0 million.

Total interest income in 2006 was $31.1 million, a 41.8% increase over the 2005 level of $21.9 million, which was 44.1% higher than the 2004 level of $15.2 million. The year-over-year increase in interest income in 2006 was the result of earning asset growth and increasing interest rates for the first half of the year. The increase in interest income in 2005 compared with 2004 was the result of earning asset growth and increasing rates for the full year of 2005. A large percentage of our loans are tied to variable rate indices; accordingly, the income recognized on these loans fluctuates with changes in the market rate of interest. The average prime rates were 7.96%, 6.19%, and 4.34% for the years 2006, 2005, and 2004, respectively.

The following table details average balances of interest-earning assets and interest-bearing liabilities, the fully taxable equivalent amount of interest earned/paid thereon, and the fully taxable equivalent yield/rate for the years ended December 31, 2006, 2005, and 2004. The loan averages include loans on which the accrual of interest has been discontinued. Income on certain nonaccrual loans is recognized on a cash basis.

	Average Consolidated Balance Sheets and Net Interest Analysis
	on a Fully Tax-Equivalent Basis
	For the Years Ended December 31,
	2006			2005			2004
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	(Dollar amounts in thousands)

Assets
Earning assets:
Loans, net of unearned income	$350,732	$28,162	8.03%	$280,418	$19,427	6.93%	$225,681	$12,846	5.69%
Investment securities(1)	68,361	2,826	4.13	61,289	2,316	3.78	65,853	2,342	3.56
Other earning assets	5,943	318	5.35	7,698	297	3.86	3,615	116	3.22

Total earning assets	425,036	31,306	7.37	349,405	22,040	6.31	295,149	15,304	5.19

Other assets	24,027			20,544			13,051

Total assets	$449,063			$369,949			$308,200

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
NOW and money market accounts	112,591	4,160	3.69	88,683	2,121	2.39	60,695	899	1.48
Savings deposits	3,657	13	0.36	3,740	13	0.35	3,843	13	0.34
Time deposits < $100,000	174,794	7,961	4.55	134,632	4,271	3.17	103,172	2,349	2.28
Time deposits > $100,000	25,275	1,081	4.28	26,067	750	2.88	22,594	440	1.95
State of Alabama time deposits	6,018	277	4.60	5,780	167	2.89	5,780	69	1.19
Federal funds purchased	7,149	383	5.36	10,117	320	3.16	22,370	393	1.76
FHLB advances	6,595	393	5.96	9,685	412	4.25	14,402	562	3.90
Repurchase agreements	9,878	461	4.67	12,490	368	2.95	12,550	175	1.39
Subordinated debentures	7,733	598	7.73	5,740	379	6.60	5,000	232	4.63
Other borrowings	—	—	—	1,655	75	4.53	1,205	42	3.61

Total interest-bearing liabilities	353,690	15,327	4.33	298,589	8,876	2.97	251,611	5,174	2.06

Net interest spread		$15,979	3.04		$13,164	3.34		$10,130	3.13

Noninterest-bearing demand deposits	51,401			41,163			30,283
Accrued expenses and other liabilities	4,031			3,745			2,148
Stockholders’ equity	40,486			26,844			24,476
Unrealized gain (loss) on securities	(545)			(392)			(318)

Total liabilities and stockholders’ equity	$449,063			$369,949			$308,200

Impact of noninterest-bearing sources and other changes in balance sheet composition			0.72			0.43			0.30

Net interest margin			3.76%			3.77%			3.43%

(1)	Excludes fair market value adjustment on investment securities available-for-sale.

The following table reflects changes in our net interest margin as a result of changes in the volume and rate of our interest-bearing assets and liabilities. Changes as a result of mix or the number of days in the period have been allocated to the volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	Change in Interest Income and Expenses on a Tax-Equivalent Basis
	2006 Compared to 2005			2005 Compared to 2004
	Increase (Decrease) in			Increase (Decrease) in
	Interest Income and Expense			Interest Income and Expense
	Due to Changes in:			Due to Changes in:
	Volume	Rate	Total	Volume	Rate	Total
	(Dollar amounts in thousands)

Interest-earning assets:
Loans, net of unearned income	$5,648	$3,087	$8,735	$3,792	$2,789	$6,581
Investment securities	292	218	510	(172)	146	(26)
Other earning assets	(93)	114	21	158	23	181

Total earning assets	5,847	3,419	9,266	3,778	2,958	6,736

Interest-bearing liabilities:
NOW and Money market accounts	883	1,156	2,039	835	387	1,222
Savings deposits	—	—	—	—	—	—
Time deposits< $100k	1,833	1,857	3,690	998	924	1,922
Time deposits> $100k	(34)	365	331	100	210	310
State of Alabama time deposits	11	99	110	—	98	98
Federal funds purchased	(159)	222	63	(388)	315	(73)
FHLB advances	(184)	165	(19)	(201)	51	(150)
Repurchase agreements	(122)	215	93	(2)	195	193
Other borrowings	26	118	144	70	111	181

Total interest-bearing liabilities	2,254	4,197	6,451	1,412	2,291	3,703

Increase in net interest income	$3,593	$(778)	$2,815	$2,366	$667	$3,033

Provision for Loan Losses

The provision for loan losses charged to operations during 2006 was $621,000 compared to $914,000 in 2005, and $847,000 in 2004. In 2006, net charge-offs totaled $148,000, compared with $258,000 for 2005, and $313,000 for 2004. Net charge-offs as a percentage of average loans were 0.04% in 2006, 0.09% in 2005, and 0.14% in 2004.

The decrease in our provision for loan losses in 2006 relative to 2005 was a result of our analysis of inherent risks in the loan portfolio in relation to the portfolio’s growth, the level of past due, charged-off, classified and nonperforming loans, as well as general economic conditions. The net loan portfolio increased by $47.2 million from year-end 2005 to year-end 2006, compared with an increase of $67.9 million from year-end 2004 to year-end 2005. We anticipate that our provision for loan losses will increase to provide an adequate allowance for loan losses related to the increased credit risk associated with growth in our loan portfolio.

We outsource a portion of our loan review function to an experienced loan review company whose primary function is to effectively monitor the quality of our loan portfolio, determine compliance with applicable laws and regulations, assess loan policies, validate the internal loan risk management system and provide enhancements to strengthen our credit culture. The loan review company reviews all loans in excess of $3 million, which loans average approximately 15% of our loan portfolio, and conducts this loan review approximately two times per year. In addition, we have internal loan review staff who review our loan portfolio on a monthly basis to check on loan status and whether any loans need to be classified. Our loan review findings are presented to our management and board of directors.

Noninterest Income

Total noninterest income was $3.3 million for 2006, $2.6 million for 2005 and $2.1 million for 2004. The following table presents the primary components of noninterest income for 2006, 2005, and 2004.

	For the Years Ended December 31,
		Percent		Percent
	2006	Change	2005	Change	2004
	(Dollar amounts in thousands)

Service charges and fees on deposit accounts	$1,130	16.9%	$967	20.7%	$801
Business Capital Group loan income	578	(43.9)	1,031	28.9	800
Gain on sale of available-for-sale securities	—	—	—	(100.0)	1
Gain on sale of nonmarketable equity securities	1,055	—	—	—	—
Other income	527	(4.9)	554	21.0	458

Total noninterest income	$3,290	28.9%	$2,552	23.9%	$2,060

Total service charges, including non-sufficient funds fees, were $1,130,000 or 34.3% of total noninterest income for 2006, compared with $967,000, or 37.9% for 2005 and $801,000 or 38.9% for 2004. The year-over-year increase is a direct reflection of the growth in our core transaction deposit accounts and changes to our fee schedule. At the end of 2006, we had 7,336 transaction accounts compared with 6,149 transaction accounts at the end of 2005. We anticipate this growth will continue in 2007 due to the expansion of our banking offices and staffing and the focus on marketing in core deposits.

The decrease in Business Capital Group loan income from 2005 to 2006 was primarily due to delayed closings which resulted in the income not being recognizable in 2006. The recognition of Business Capital Group loan income depends on our customers’ ability to meet construction deadlines. Business Capital Group loan income increased 28.9% from 2004 to 2005 due to an increase in sales and referrals of loans by our Business Capital Group during 2005. Sales of loans by our Business Capital Group qualify for sales accounting treatment in accordance with SFAS No. 140, as we have “surrendered control over the transferred assets” within the definition set forth in SFAS No. 140 paragraph 9. We have effectively isolated these loans, and the loans are beyond our reach in all respects. The investor purchasing the loan has the right to pledge or maintain effective control over the loans. The sales contain no recourse provisions, and we do not retain any rights or obligations to service loans sold by our Business Capital Group.

During the second quarter of 2006 the Company recognized a gain of $1,055,000 from the sale of its investment in Consumer National Bank (CNB) in Jackson, Mississippi in connection with the acquisition of CNB by another bank.

Other income was $527,000 for 2006, compared to $554,000 for 2005. CapitalSouth offers retail investment products. Sales of these products resulted in $156,000 in investment sales income in 2006, compared with $58,000 in 2005. Periodically CapitalSouth has participated in municipal bond offerings and has recognized underwriting income at the time the offerings closed. We had $12,000 in underwriting income in 2006, compared to approximately $87,000 in underwriting income in 2005. Other income also includes income on bank-owned life insurance. Life insurance with cash surrender values in the amounts of approximately $4.6 million and $4.4 million at December 31, 2006 and 2005, respectively, is available to fund payments necessary under the terms of certain existing deferred compensation and supplemental income plans maintained for the benefit of our directors and certain executive officers (including CapitalSouth Bank directors). This life insurance is subject to split dollar agreements whereby death benefits under the policies will be split between CapitalSouth Bank and the designated beneficiaries of the directors and executive officers. The economic value of the split dollar benefit is taxable to the executives and directors as part of their total compensation each year.

Noninterest Expense

Total noninterest expense for 2006 was $13.9 million, compared to $10.8 million in 2005 and $8.4 million in 2004. Noninterest expense for 2006 included an increase of approximately $1.8 million in salaries and benefits as a result of growth within our core banking markets. The following table represents the components of noninterest expense for the years ended December 31, 2006, 2005, and 2004.

	For the Years Ended December 31,
		Percent		Percent
	2006	Change	2005	Change	2004
	(Dollar amounts in thousands)

Salaries and benefits	$7,866	29.8%	$6,061	27.1%	$4,768
Occupancy and equipment	2,206	28.6	1,716	26.9	1,352
Professional fees	1,248	113.3	585	(9.0)	643
Advertising and marketing	489	50.5	325	(6.6)	348
Other expense	2,116	(1.7)	2,153	68.5	1,278

Total noninterest expense	$13,925	28.5%	$10,840	29.2%	$8,389

Total salaries and benefits for 2006 increased by 29.8% over 2005 and 2005 increased by 27.1% over the 2004 level. The increase in salaries and benefits is related to our banking office openings and other staff additions to accommodate our growth. As of December 31, 2006 and 2005, we had 124 full time equivalent employees compared to 86 at December 31, 2004. Our average full time equivalent employees increased from 81 in 2004 to 104 in 2005, or 28%, and from 104 in 2005 to 126 in 2006, or 21%. We recognized $170,200 in share based compensation in 2006 compared to $15,947 in 2005.

Our occupancy and equipment expense increased due to the opening of three new offices during the second half of 2005.

The increase in professional fees for 2006 compared to 2005 was due to the additional costs associated with being a publicly traded company, including increased costs to prepare our annual report on Form 10-K, quarterly reports on Form 10-Q and to prepare for our first annual meeting following our entry into the public markets.

Our advertising and marketing expenses increased by 50.5% in 2006 compared to 2005 as a result of our continued expansion efforts. Specifically, these costs relate to the grand opening of our permanent office in Jacksonville, Florida in February 2006 and new office advertising for our Montgomery office opened in December 2005. Our advertising and marketing expenses decreased slightly in 2005 compared to 2004 though we continued our expansion efforts in 2005.

Our other expense for 2006 decreased slightly compared to 2005. Employee recruiting and training costs, postage and communication costs, and business development costs all trended higher in 2006 compared to 2005, but were offset by a par call of one of our economic hedge instruments during the first quarter of 2006. During 2005, we converted to imaged documents for deposit accounts and internal documents which resulted in the re-design of these documents and write-off of the existing inventory of internal documents, a one-time increase in our expense of approximately $100,000.

Income Taxes

We recorded provision for income taxes of $1,579,000 in 2006, compared with $1,264,000 in 2005, and $983,000 in 2004. Our effective tax rates for 2006, 2005, and 2004 were 35.0%, 32.9%, and 34.4%, respectively. The increase in the effective tax rate from 2005 to 2006 is primarily attributable to incentive stock option compensation expense which is not deductible for tax purposes.

Our primary permanent differences are related to FAS 123(R) option expenses and tax-free income. Barring legislative tax changes, we anticipate our effective tax rate to remain consistent with preceding years.

Balance Sheet

We ended 2006 with total assets of $482.0 million, a 13.8% increase over the year-end 2005 level of $423.5 million. Our asset growth is directly related to deposit growth and the funds available to us for investment. In 2006, our total assets increased primarily due to organic growth in our loan portfolio and growth in the available-for-sale securities portfolio.

Loans

Loan demand has been strong. Total loans increased 14.6% from year-end 2005 to year-end 2006 and 26.5% from year-end 2004 to year-end 2005. The following table presents a summary of the loan portfolio by category for the last five years.

Loans Oustanding

	As of December 31,
		Percent		Percent		Percent		Percent
	2006	Change	2005	Change	2004	Change	2003	Change	2002
	(Dollar amounts in thousands)

Commercial	$67,392	40.28%	$48,041	16.19%	$41,347	57.10%	$26,318	(0.61)%	$26,480
Real estate-construction	125,617	35.07	93,002	35.63	68,571	24.35	55,145	52.47	36,168
Real estate-mortgage	177,486	(0.55)	178,476	31.90	135,308	25.86	108,450	21.47	89,284
Consumer	4,413	(42.70)	7,702	(42.87)	13,482	(16.20)	16,087	(30.20)	23,031

Total loans	$374,908	14.57%	$327,221	26.48%	$258,708	25.59%	$206,000	17.74%	$174,963

Commercial lending continues to be a focus for the bank and as a result, our portfolio increased 40.28% in 2006 compared to 2005. Real estate construction loans increased in 2006 compared to 2005 due to the robust real estate market in the Company’s market areas. Commercial Real estate mortgage loans remained relatively flat during 2006. Installment loans have decreased in each of the five years from 2002 to 2006, due in part to our decision to discontinue for the foreseeable future our purchase of automobile loan pools, which contributed to the overall year-over-year decrease in the installment loan portfolio.

As of December 31, 2006, substantially all of our loans currently are to customers located in Alabama and Florida. We are not dependent on any single customer or group of customers whose insolvency would have a material adverse effect on operations.

Asset Quality

The following table presents a summary of changes in the allowances for loan losses for the past five years. Our net charge-offs as a percentage of average loans for 2006 was significantly lower than 2005 and 2004 at 0.04%, 0.09%, and 0.14%, respectively. The largest balance of our charge-offs are on real estate loans, which represent 80.8% of our loan portfolio. Installment loan charge-offs have declined in each of 2006, 2005, and 2004, and should continue to decline over time as this loan portfolio contains loans which are no longer a part of our business plan for the foreseeable future. We have experienced a slight increase in the level of nonperforming assets in the past three years with 2006 at $2.2 million compared to 2005 at $1.8 million and 2004 at $1.7 million.

Analysis of Changes in Allowance for Loan Losses

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
	(Dollar amounts in thousands)

Allowance for loan losses:
Beginning of year	$3,856	$3,200	$2,666	$2,321	$1,861
Provision for loan losses	621	914	847	820	877

Sub-total	4,477	4,114	3,513	3,141	2,738
Charge-off loans:
Real estate loans	113	134	86	200	101
Installment loans	67	140	269	360	453
Commercial loans	67	78	83	15	19

Total charged-off	247	352	438	575	573

Recoveries of charge-off loans:
Real estate loans	14	19	13	13	1
Installment loans	50	75	68	84	133
Commercial loans	35	0	44	3	22

Total recoveries	99	94	125	100	156

Net charged-off loans	148	258	313	475	417

Allowance for loan losses — end of year	$4,329	$3,856	$3,200	$2,666	$2,321

As a percentage of year-to-date average loans:
Net loans charged-off	0.04%	0.09%	0.14%	0.25%	0.27%
Provision for loan losses	0.18	0.33	0.38	0.43	0.58
Allowance for loan losses as a percentage of:
Year end loans	1.15%	1.18%	1.24%	1.30%	1.35%
Nonperforming assets	199.59	214.82	190.45	131.07	98.87

The following table presents the allocation of the allowance for loan losses for each respective loan category with the corresponding percent of loans in each category to total loans. The comprehensive allowance analysis developed by our credit administration group enables us to allocate the allowance based on risk elements within the portfolio.

Allocation of the Allowance for Loan Losses

	2006		2005		2004		2003		2002
		Percent		Percent		Percent		Percent		Percent
		of Loans		of Loans		of Loans		of Loans		of Loans
		in Each		in Each		in Each		in Each		in Each
		Category		Category		Category		Category		Category
		to Total		to Total		to Total		to Total		to Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
	(Dollar amounts in thousands)

Commercial loans	$935	18.0%	$661	14.7%	$373	16.0%	$216	12.8%	$242	15.2%
Real estate-construction	1,331	33.5	999	28.4	604	26.5	480	26.9	306	20.8
Real estate-mortgage	2,008	47.3	2,023	54.5	1,736	52.3	1,382	52.4	1,203	50.7
Installment	53	1.2	172	2.4	354	5.2	513	7.9	440	13.3
Unallocated	2	—	1	—	133	—	75	—	130	—

Total	$4,329	100.0%	$3,856	100.0%	$3,200	100.0%	$2,666	100.0%	$2,321	100.0%

The following table presents maturities by major loan classifications and the sensitivity of loans to changes in interest rates within each maturity category at December 31, 2006:

Maturities of Loan Portfolio

		After One	After
	Within	Through	Five
	One Year	Five Years	Years	Total
	(Dollar amounts in thousands)

Commercial	$38,492	$26,821	$2,079	$67,392
Real estate-construction	98,443	9,732	17,442	125,617
Real estate-mortgage	28,696	84,273	64,517	177,486
Installment	1,582	2,815	16	4,413

Total loans	$167,213	$123,641	$84,054	$374,908

Fixed-rate loans	$15,002	$66,496	$41,496	$122,994
Variable-rate loans	152,211	57,145	42,558	251,914

Total loans	$167,213	$123,641	$84,054	$374,908

Nonperforming Assets

Nonaccrual loans totaled $1.7 million, $1.7 million, and $1.3 million as of December 31, 2006, 2005, and 2004, respectively. The nonaccrual loans at December 31, 2006 included $1.3 million in real estate mortgage loans and $375,000 in commercial loans. All of these loans have been written down to the fair market value of the collateral. There are no loans 90 days or more past due that remain on an accruing status at the end of each of these periods. There are no commitments to lend additional funds to customers with loans on nonaccrual status at December 31, 2006. The table below summarizes our nonperforming assets for the last five years.

Nonperforming Assets

	As of December 31,
	2006	2005	2004	2003	2002
	(Dollar amounts in thousands)

Nonaccrual loans	$1,661	$1,684	$1,299	$1,649	$2,205
Other real estate owned and repossessions	508	111	381	385	143

Total nonperforming assets	$2,169	$1,795	$1,680	$2,034	$2,348

Investment Securities and Other Assets

The following table indicates the amortized cost of the portfolio of investment securities held-to-maturity at the end of the last three years:

	Amortized Cost as of December 31,
	2006	2005	2004
	(Dollar amounts in thousands)

Investment securities held-to-maturity:
U.S. government agency securities	$10,992	$10,991	$11,005
Municipal securities	6,605	4,748	5,231
Mortgage-backed securities	6,425	7,942	10,511
Collateralized mortgage obligation	7,807	5,475	6,314

Total investment securities held to-maturity	$31,829	$29,156	$33,061

The following table indicates the fair value of the portfolio of investment securities available-for-sale at the end of the last three years:

	Fair Value as of December 31,
	2006	2005	2004
	(Dollar amounts in thousands)

Investment securities available-for-sale:
U.S. government agency securities	$27,935	$23,216	$11,279
Mortgage-backed securities	9,969	12,295	16,850
Municipal securities	4,855	355	223
Corporate securities	4,159	—	—

Total investment securities available-for-sale	$46,918	$35,866	$28,352

The amortized cost of securities in our portfolio totaled $79.3 million at December 31, 2006, compared to $65.9 million at December 31, 2005. The increase in the securities portfolio was due to purchases of additional securities to replace the paydowns on our mortgage-backed securities portfolio and in reaction to changes needed in our balance sheet structure noted in our asset liability modeling. The following table provides the amortized cost of our securities as of December 31, 2006 by their stated maturities (this maturity schedule excludes security prepayment and call features), as well as the tax equivalent yields for each maturity range.

Maturity of Investment Securities — Amortized Cost
As of December 31, 2006

	Less than	One Year to	Five Years	More than
	One Year	Five Years	to Ten Years	Ten Years
		(Dollar amounts in thousands)

Agency bonds	$2,118,752	$28,971,027	$11,168,520	$—
Agency issued pools	—	7,678,419	5,247,754	3,900,053
Asset-backed & CMOs	—	—	—	4,666,385
Municipal — tax exempt	2,915,739	2,626,194	2,250,003	3,682,642
Corporate securities	—	3,129,983	1,027,665	—

Total	$5,034,491	$42,405,623	$19,693,942	$12,249,080

Tax equivalent yield	4.73%	4.31%	4.97%	4.36%

All securities held are traded in liquid markets. As of December 31, 2006, we owned securities from three issuers in which the aggregate book value from these issuers exceeded 10% of our stockholders’ equity. As of year end 2006, the book value and market value of the securities from each of these issuers are as follows:

	Book Value	Market Value
	(Dollar amounts in thousands)

Federal National Mortgage Association	$17,800	$17,167
Federal Home Loan Mortgage Corporation	22,994	22,600
Federal Home Loan Bank	17,290	17,213

At December 31, 2006, we had $81,000 in federal funds sold compared with $112,000 at December 31, 2005.

Deposits and Other Borrowings

Total deposits increased by 21.8% from year-end 2005 to year-end 2006 due to our continued focused marketing to develop our core deposit base and due to our continued banking office expansion. We believe that our deposits will continue to increase in 2007 as a result of our newer banking offices becoming more established in their markets and deposit campaigns planned to expand existing customer relationships as well as our efforts to develop new customer relationships.

Federal funds purchased, borrowed funds and securities sold under agreements to repurchase were $27.1 million as of December 31, 2006, compared to $44.7 million at December 31, 2005. Our strong growth in core deposits has allowed us to reduce our reliance on these sources of funds and accordingly helped us control the cost of funding.

The following table details the maturities and rates of our term borrowings from the Federal Home Loan Bank of Atlanta, as of December 31, 2006:

Borrow Date	Type	Principal	Term	Rate	Maturity

10/1/1998	Convertible Advance	$3,000,000	10 years	4.94%	10/1/2008
3/24/2006	Convertible Advance	3,000,000	7 years	4.58%	3/25/2013

				4.76%

For amounts and rates of our deposits by category, see the table “Average Consolidated Balance Sheets and Net Interest Analysis on a Fully Tax-Equivalent Basis” under the sub heading “Net Interest Income.”

Interest Rate Sensitivity

Financial institutions are subject to interest rate risk to the degree that their interest-bearing liabilities (consisting principally of customer deposits) mature or reprice more or less frequently, or on a different basis, than their interest-earning assets (generally consisting of intermediate or long-term loans and investment securities). The match between the scheduled repricing and maturities of our earning assets and liabilities with defined time periods is referred to as “gap” analysis. At December 31, 2006, our cumulative one-year gap was a negative (or liability sensitive) $125.2 million, or 27.4% of total earning assets. This means we have more interest-bearing liabilities expected to reprice within one year than interest-earning assets. The re-pricing of our liabilities in today’s rising rate environment is expected to put pressure on our margin; however, we continue to take measures to mitigate this impact. We have grown our noninterest-bearing sources of funds and have changed the mix of our interest-bearing sources to lower-cost sources. The longer maturity earning assets are in our securities portfolio; the following table does not take into consideration the cash flows that occur due to payments on mortgage-backed securities or any call features. Approximately 56% of our loan portfolio is variable rate and reflected in the category “Within Three Months” because these loans reprice with changes primarily in the prime lending rate or LIBOR.

Interest Rate Gap Analysis
As of December 31, 2006

		After Three		After Five
		Months but	After One Year	Years and
	Within Three	Within One	but Within Five	Non-Rate
	Months	Year	Years	Sensitive	Total
	(Dollar amounts in thousands)

Assets
Loans and leases	$210,924	$24,989	$93,628	$45,367	$374,908
Securities portfolio	1,539	3,324	61,166	12,718	78,747
Other earning assets	3,032	—	—	—	3,032

Total interest-earning assets	215,495	28,313	154,794	58,085	456,687
Liabilities
Transaction accounts	1,657	—	—	—	1,657
Money market deposit accounts	127,919	—	—	—	127,919
Other savings accounts	3,453	—	—	—	3,453
Certificates of deposit	94,605	103,488	11,409	—	209,502
State of Alabama time deposit open account	6,030	—	—	—	6,030
Federal funds purchased	20,474	—	—	—	20,474
Repurchase agreements	659	—	—	—	659
Subordinated debentures	7,733	—	—	—	7,733
Long term debt	3,000	—	—	3,000	6,000

Total interest-bearing liabilities	265,530	103,488	11,409	3,000	383,427

Interest sensitivity gap	$(50,035)	$(75,175)	$143,385	$55,085	$73,260

Cumulative sensitivity gap	$(50,035)	$(125,210)	$18,175	$73,260

Liquidity

Liquidity is defined as our ability to generate sufficient cash to fund current loan demand, deposit withdrawals, or other cash demands and disbursement needs, and otherwise to operate on an ongoing basis.

The retention of existing deposits and attraction of new deposit sources through new and existing customers is critical to our liquidity position. Through our banking offices, we offer a variety of deposit products at competitive market interest rates. Ensuring competitive rates and terms generally assists in the retention of maturing time deposits and liquid deposits. In the event of compression in liquidity due to a run-off in deposits, we have a liquidity policy and procedure that provides for certain actions under varying liquidity conditions. These actions include borrowing from the Federal Home Loan Bank of Atlanta and existing correspondent banks, selling or participating loans, and the curtailment of loan commitments and funding. At December 31, 2006, our liquid assets, represented by cash and due from banks, federal funds sold and available-for-sale securities, totaled $54.4 million. Additionally, we had available to us a $2.0 million unsecured line of credit with our primary correspondent bank and our subsidiary bank had additional borrowing availability at the Federal Home Loan Bank of Atlanta of approximately $28.5 million to meet short term funding needs. We believe these sources of funding are adequate to meet anticipated funding needs. Management meets on a weekly basis to review sources and uses of funding to determine the appropriate strategy to ensure an appropriate level of liquidity, and we have increased our focus on the generation of core deposit funding to supplement our liquidity position. At the current time, our long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals.

To finance our continued growth and planned expansion activities, we issued 600,000 shares of common stock in an initial public offering closed in December 2005. We issued an additional 90,000 shares pursuant to an over-allotment option exercised by the underwriters in January 2006. The initial public offering provided immediate liquidity but primarily will provide us with the capital necessary to support an increase in our holdings of financial instruments, which will principally be funded through the growth of our deposit base. Our regular sources of funding are from the growth of our deposit base, repayment of principal and interest on loans, the sale of loans and the renewal of time deposits. The proceeds from the initial public offering were applied to the repayment of $3.0 million in CapitalSouth debt, with $5.0 million injected into the capital at CapitalSouth Bank to support continued growth of our lending activities and continued growth and expansion of our current markets.

The following table reflects the contractual maturities of our term liabilities as of December 31, 2006. The amounts shown do not reflect any early withdrawal or prepayment assumptions.

Contractual Obligations
As of December 31, 2006

		One Year or	Over One	Over Three to	More Than
	Total	Less	to Three Years	Five Years	Five Years
	(Dollar amounts in thousands)

Certificates of deposit(1)	$209,502	$198,093	$7,987	$3,422	$—
Federal funds purchased and securities sold under agreement to repurchase	21,132	21,132	—	—	—
FHLB borrowings	6,000	—	3,000	—	3,000
Operating lease obligations	608	266	324	18	—
Junior subordinated debentures(2)	7,733	—	—	—	7,733

Total	$244,975	$219,491	$11,311	$3,440	$10,733

(1)	Certificates of deposit give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal.

(2)	The junior subordinated debentures have $5,000,000 that may be redeemed at par at our option after December 26, 2007 and $2,500,000 after September 15, 2010.

Capital Resources

The following table compares the required capital ratios to the actual capital ratios maintained by CapitalSouth Bancorp, CapitalSouth Bank and Capital Bank. Capital Bank was merged into CapitalSouth Bank effective November 3, 2006, and therefore no longer has capital ratios as of December 31, 2006.

			Actual
	Well	Adequately	CapitalSouth	CapitalSouth
	Capitalized	Capitalized	Bancorp	Bank

December 31, 2006
Tier 1 capital to risk adjusted assets	6.0%	4.0%	12.1%	10.8%
Total capital to risk adjusted assets	10.0	8.0	13.2	11.9
Tier 1 capital to average assets	5.0	4.0	10.2	9.1
December 31, 2005
Tier 1 capital to risk adjusted assets	6.0%	4.0%	13.5%	11.4%
Total capital to risk adjusted assets	10.0	8.0	14.7	12.6
Tier 1 capital to average assets	5.0	4.0	11.3	9.8
December 31, 2004
Tier 1 capital to risk adjusted assets	6.0%	4.0%	11.6%	9.2%
Total capital to risk adjusted assets	10.0	8.0	12.9	10.4
Tier 1 capital to average assets	5.0	4.0	9.3	7.3

Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein concerning CapitalSouth have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on our performance than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Our interest rate risk management is the responsibility of the Asset/Liability Committee of each of our subsidiary banks (the Asset/Liability Committee). The Asset/Liability Committee has established policies and limits for management to monitor, measure and coordinate our sources, uses and pricing of funds. The Asset/Liability Committee makes reports to the board of directors on a monthly basis.

Recent Accounting Developments

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140. This statement amends SFAS No. 133, Accounting for Derivatives and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and allows the entity to re-measure at fair value a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation from the host, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006. The Company adopted SFAS No. 155 on January 1, 2007 with no expected material effect on its consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140. SFAS No. 156 amends SFAS No. 140, with respect to the accounting for separately recognized servicing assets and liabilities. The statement addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like accounting. SFAS No. 156 is effective as of the beginning of an entity’s fiscal year that begins after September 15, 2006. The Company adopted SFAS No. 156 on January 1, 2007 with no material effect on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken, or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on the consolidated balance sheets or statements of income.

In September 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.  For an endorsement split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits under FASB Statement No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions or Accounting Principals Board (APB) Opinion No. 12, Omnibus Opinion — 1967 based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007. The Company is currently assessing the impact, if any, that the adoption of this EITF will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact SFAS No. 157 may have on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 expresses the views of the SEC regarding the process of quantifying financial statement misstatements to determine if any restatement of prior financial statements is required. The statement addresses the two techniques commonly used in practice in accumulating and quantifying misstatements, and requires that the technique with the most severe result be used in determining whether a misstatement is material. Effective December 31, 2006, the Company adopted SAB 108, which did not have a material impact on the Company’s consolidated balance sheets and statements of income.

In September 2006, the FASB issued SFAS No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS No. 158 amends SFAS’ statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires employers to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. Secondly, it requires employers to measure the plan assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. The standard is required to be adopted by entities having fiscal years ending after December 15, 2006. Because the Company does not have any defined benefit plans or other post retirement plans, this standard did not have an impact on the Company’s consolidated balance sheets or statements of income.

In September 2006, the FASB ratified EITF 06-5, Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4,

Accounting for Purchases of Life Insurance. This issue addresses how an entity should determine the amount that could be realized under the insurance contract at the balance sheet date in applying FTB 85-4 and if the determination should be on an individual or group policy basis. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The adoption of EITF 06-5 is not expected to have a material affect on the Company’s financial statements.

Quantitative and Qualitative Disclosure About Market Risks

Interest rate risk is one of the most significant market risks affecting CapitalSouth Bank. Other types of market risk, such as foreign currency risk and commodity price risk, do not arise in the normal course of our business activities. Interest rate risk can be defined as the exposure to changes in market interest rates that could adversely affect our net interest income or market value of equity. The ongoing monitoring and management of this risk is an important component of our asset and liability management process, which is governed by policies established by the boards of directors of our subsidiary bank, and carried out by the Asset/Liability Committee. The Committee’s objectives are to manage exposure to interest rate risk over both the one year planning cycle and the longer term strategic horizon while, at the same time, ensuring a stable and steadily increasing flow of net interest income. Interest rate risk management activities include establishing guidelines for the repricing characteristics of new business flow, pricing of deposit products, and investment security purchase and sale strategies.

Our primary measurement of interest rate risk consists of projections of earnings at risk, which is determined through computerized modeling. The modeling assumes a static balance sheet and incorporates the balances, rates, maturities and repricing characteristics of our subsidiary bank’s existing assets and liabilities, including off-balance sheet financial instruments. Net interest income is first computed under the model assuming no change in market interest rates. These results are then compared to the results of other interest rate scenarios where interest rates are moved (shocked) up and down 100 and 200 basis points (BP). Time horizons of 6 months, 1 year, 2 years, and 5 years are analyzed. The impact of embedded options in products such as callable and mortgage-backed securities, real estate mortgage loans and callable borrowings are considered. We compare the changes in net interest income in the shock-up and shock-down scenarios to the net interest income in an unchanged rate scenario. The Asset/Liability Committee utilizes the results of this modeling (shock modeling) to quantify the estimated exposure of net interest income to changes in market interest rates.

The results of the March 31, 2007 shock modeling suggest a modest exposure in the level of net interest income if rates decrease by 100 BP. The static shock model scenarios considered changes of up and down 100 and 200 basis points during a 12-month period. The model assumes in the decreasing rate scenarios the existence of hypothetical floors on NOW account deposits, savings deposits and money market deposits. These floors limit the cost reductions for these deposits in a decreasing interest rate environment given the current historically low levels of market interest rates. The model also takes into consideration changing prepayment speeds for the mortgage-backed securities portfolios in the varying interest rate environments.

Income Sensitivity Summary
As of March 31, 2007

	Down	Down		Up	Up
	200 BP	100 BP	Current	100 BP	200 BP
	(Dollar amounts in thousands)

Net interest income	$16,304	$16,001	$16,034	$16,637	$17,209
$ change net interest income	270	(33)		604	1,175
% change net interest income	1.69%	(0.20)%		3.77%	7.33%

Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan and security prepayments, deposit run-offs and pricing and reinvestment strategies, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions we may take in response to changes in interest rates. We cannot assure you that our actual net interest income would increase or decrease by the amounts computed by the simulations.

We also monitor the repricing terms of our assets and liabilities through gap matrix reports for the rates in unchanged, rising and falling interest rate scenarios. The reports illustrate, at designated time frames, the dollar amount of assets and liabilities maturing or repricing.

Off-Balance Sheet Arrangements

We are party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Our exposure to credit loss is represented by the contractual amount of these commitments. We follow the same credit policies in making these commitments as we do for on-balance-sheet instruments.

Our maximum exposure to credit risk for unfunded loan commitments and standby letters of credit at December 31, 2006, 2005, and 2004 is presented in the following table.

	As of December 31,
	2006	2005	2004
	(Dollar amounts in thousands)

Commitments to extend credit	$82,730	$58,370	$47,850
Standby letters of credit	1,049	3,164	593

	$83,779	$61,534	$48,443

Commitments to extend credit are agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral, if any, we obtain on an extension of credit is based on our credit evaluation of the customer.

INFORMATION ABOUT MONTICELLO

As used in this section of the joint proxy-statement prospectus (page 135 to page 152), the terms “we”, “our” and other terms of similar import refer to Monticello Bancshares, Inc. and its subsidiaries.

Monticello Bancshares, Inc.

We are a bank holding company registered with the Office of Thrift Supervision (OTS) and headquartered in Jacksonville, Florida. Through our wholly-owned bank subsidiary, Monticello Bank, we operate two full service banking offices located in the metropolitan area of Jacksonville, Florida. We also operate Mortgage Lion, Inc., a wholesale mortgage origination operation from a facility in Fitzgerald, Georgia. Monticello Bank is a federally chartered savings bank regulated by the OTS. All deposits are insured by the Federal Deposit Insurance Corporation subject to limitations mandated by Congress.

In 1985, First Trust Savings Bank (FTSB) opened in Mandarin, Florida. FTSB changed its name to Monticello Bank in 1995. In February 1996, Monticello Bank’s second branch was opened in Jacksonville Beach, Florida. In January 2001, Monticello Bank completed its acquisition of Mortgage Lion, Inc., a mortgage banking operation specializing in originating and selling construction and permanent loans secured by first and second mortgages on single family residences. In February 2003, Monticello Bank relocated its Mandarin branch. In March 2003, a group of private investors purchased Monticello Bank.

Monticello Insurance and Investments, Inc. (MIII), is a wholly-owned subsidiary of Monticello Bancshares, which became active in 2005. The formation of MIII was for the sole purpose of holding certain real estate investments.

On December 6, 2004, Monticello Bank’s stockholders exchanged their common stock for common stock of the holding company in a share exchange transaction in which Monticello Bank became a wholly-owned subsidiary of the Monticello Bancshares pursuant to an Agreement and Plan of Reorganization. The merger was accounted for as a reorganization of entities under common control at historical cost and was approved by the OTS on November 23, 2004.

From December 31, 2002 to March 31, 2007, we have achieved strong internal growth. Specifically, during this period we have:

•	increased our total assets from $95.9 million to $239.6 million;

•	increased our total deposits from $88.4 million to $181.4 million;

•	increased our total net loans from $87.9 million to $213.5 million; and

•	increased our stockholders’ equity from $5.9 million to $20.4 million.

Our business is focused upon serving the needs of small to medium-sized business borrowers and individuals in the metropolitan market we serve and to originate and sell construction and permanent loans secured by first and second mortgages on single family residences throughout the southeastern United States. Through Monticello Bank, we offer a range of commercial banking services. Our lending focuses upon loans that are secured primarily by single and multi-family real estate, residential construction loans, loans secured by owner-occupied commercial buildings and other types of commercial loans to a variety of small and medium-sized businesses for a variety of purposes. Our principal source of funds for loans and investing in securities is core deposits. We offer a wide range of deposit services, including checking, savings, money market accounts, and certificates of deposit. We obtain most of our deposits from individuals and businesses in our market area. We actively pursue business relationships by using the business contacts of our board of directors, senior management and local bank officers, thereby capitalizing on our knowledge of our local marketplaces.

We own, as a wholly-owned subsidiary of Monticello Bank, a wholesale mortgage origination operation, Mortgage Lion, Inc. (MLI), a Georgia corporation. MLI has become a niche lender, specializing in Jumbos, ARMS, Construction-Perm, and true common sense underwriting.

Recent Developments

Without admitting or denying findings of fact, Monticello Bank entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist for Affirmative Action (C&D Order) on January 19, 2006. The C&D Order addressed stipulated instances of unsafe and unsound banking practices and stipulated violations of various banking laws and regulations. In management’s opinion, Monticello Bank has complied with the terms of the C&D Order pending OTS verification and/or OTS approval of written responses. At March 31, 2007, the OTS acknowledged the Bank’s compliance with all but one of the requirements of the C&D Order. While Monticello Bank has submitted a three-year business plan to the OTS, the final approval from the OTS has not been received.

On February 28, 2007, CapitalSouth Bancorp (CapitalSouth) and Monticello Bancshares entered into an Agreement and Plan of Merger, dated as of February 28, 2007, and joined in by the majority shareholder of the Company (the Merger Agreement), pursuant to which, among other things, the Company agreed to merge with and into CapitalSouth (the Merger).

Subject to the terms and conditions of the Merger Agreement, the Monticello Bancshares shareholders will receive 1,047,619 shares of CapitalSouth common stock, $14 million in cash and $8 million in debt in exchange for all of the Monticello Bancshares’s outstanding common stock.

Business Strategy

For our commercial and retail banking operations, we target small to medium-sized businesses in our market and have developed a strategy that focuses on providing superior service through our employees who are relationship-oriented and are knowledgeable about the needs of our customers. Through this strategy we intend to grow our business, expand our customer base, and improve profitability.

For our mortgage banking operations, we promote our responsiveness and underwriting expertise developed since the late 1980’s to mortgage brokers and small financial institutions. MLI has a team of dedicated, experienced mortgage professionals that earned a reputation for being quick and accurate, treating the broker as the customer, and always putting customer service above all else.

The key elements of our strategy are:

Grow in Northeast Florida.  We seek to increase our presence in our primary market in the Jacksonville metropolitan areas and to extend into other areas of Northeast Florida through the offering of state-of-the-art financial services. We expect to expand our existing bank branches. We will also consider branch expansion into areas in our market that we consider able to provide rapid growth and high ROI. We will fully consider all opportunities for strategic partnerships and/or combinations that demonstrate appropriate synergies while allowing us to expand our offerings and take advantage of enhanced economies of scale.

Our markets are served by a diverse group of financial institutions with a significant presence of larger national and regional financial institutions, as well as many credit unions; including one of the largest in the southeast. We believe institutions such as ours will continue to serve the large niche that desires consistent, personalized service provided by local bankers.

Maintain Local Decision Making and Accountability.  We compete with our regional and national competitors by providing superior customer service with localized decision-making capabilities. We offer personalized and flexible banking services to the communities in our market area and are able to react quickly to changes in those communities. While we set rates across the organization, we tailor these to the competitive demands of the local market. For loan customers, this is usually driven by their creditworthiness and the specifics of the transaction. Deposit rates are highly influenced by local market conditions.

Expand Our Products and Services to Meet the Needs of the Communities in Which We Operate.  We continually seek to expand our financial products and services to meet the needs of our customers and to increase our fee income. To serve the growing population of small and medium-sized businesses in our markets, we offer SBA lending services and other similar programs for the small and medium-sized business owner. This product group has become a significant source of income for Monticello Bank. We have a courier service that provides free pick-up and delivery of deposits and important non-cash documents for our business. We provide Internet banking (www.monticellobank.com) that allows customers 24-hour web-based access to their accounts.

We anticipate, following the merger with CapitalSouth, we will continue to leverage our residential mortgage origination product across CapitalSouth’s footprint. We believe this business line will provide a good source of noninterest income.

Expand Our Commercial Lending.  We originate and hold-for-investment commercial real estate loans for small and medium-sized business customers. Growth from December 31, 2002 to March 31, 2007 of 348% in nonresidential real estate lending outpaced our residential lending growth from December 31, 2002 to March 31, 2007 of 113%. We believe we can continue to expand our market area and the volume of commercial loan originations due to the complementary nature of our overall small and medium-sized business banking strategy and expertise.

Maintain High Asset Quality.  We consider asset quality to be of primary importance and have taken measures to ensure that despite growth in our loan portfolio we consistently maintain strong asset quality. Our loan review process covers at least 35% to 50% of the loan portfolio over a 12-month cycle. More frequent loan reviews may be completed as needed or as directed by the board of directors. We believe that our underwriting and credit monitoring programs are sufficient to limit our losses to acceptable levels.

Utilize Our Foundation for Growth.  We believe we will be able to take advantage of the economies of scale typically enjoyed by larger organizations as we expand our franchise following the merger with CapitalSouth. We believe the investment we have made in our data processing and staff is key to supporting a larger organization. Furthermore, we have the capability to increase our assets without breaching our capital ratio requirements, and we are also targeting an improved efficiency ratio. As we continue to grow our franchise, some level of continued investment will be required. We believe the effect of these trends should improve our profitability over time. Recent growth in our franchise has limited our profitability, and further growth may continue to do so. However, we believe we are making an investment for our future.

Our net income for the three months ended March 31, 2007 and 2006 was approximately $572,000 and $479,000, respectively. Our return on average equity for the three months ended March 31, 2007 was 11.23% and our return on average assets was 0.99%, compared to 9.56% and 0.85%, respectively, for the same period in 2006. Our efficiency ratio for the three months ended March 31, 2007 was 77.99%, compared to 72.16% for the same period in 2006.

Market Area and Competition

We currently conduct our commercial and retail banking business principally through our two branch offices located in the MSA for Jacksonville, Florida. From our Fitzgerald, Georgia, location we conduct our mortgage banking operation focusing on the metropolitan areas throughout the southeastern United States. Based upon data available on the FDIC website as of June 30, 2006, Monticello Bank’s total deposits in the Jacksonville, Florida MSA ranked 16th among 38 financial institutions, and represented approximately 0.65% of the total deposits, in the Jacksonville MSA.

			Total		Market Share
	Number of	Our Market	Market		Percentage
Market	Branches	Deposits	Deposits	Ranking	(%)
(Dollar amounts in millions)

Florida:
Jacksonville MSA	2	$181	$27,819	16/38	0.65

We operate in highly competitive markets. We compete directly in retail and commercial banking markets with other commercial banks, savings and loan associations, credit unions, mortgage brokers and mortgage companies, mutual funds, securities brokers, consumer finance companies, other lenders and insurance companies, locally, regionally and nationally. Many of our competitors compete using offerings by mail, telephone, computer and/or the Internet. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Office locations, types and quality of services and products, office hours, customer service, a local presence, community reputation, and continuity of personnel are also important competitive factors that we emphasize.

Many other commercial or savings institutions currently have offices in our primary market areas. These institutions include many of the largest banks operating in Florida and the southeastern United States, including some of the largest banks in the country. Many of our competitors serve the same counties we do. Virtually every type of competitor for business of the type we serve has offices in Jacksonville, Florida. These institutions, as well as other competitors of ours, have greater resources, have broader geographic markets, have higher lending limits, offer various services that we do not offer, and can better afford and make broader use of media advertising, support services, and electronic technology than we do. To offset these competitive disadvantages, we depend on our reputation as having greater personal service, consistency, and flexibility and the ability to make credit and other business decisions quickly.

Lending Activities

We originate loans primarily secured by single and multi-family real estate, residential construction, and owner-occupied commercial buildings. In addition, we make loans to small and medium-sized commercial businesses, as well as to consumers for a variety of purposes.

Our loan portfolio at March 31, 2007 was comprised as follows:

	Dollar	Percentage of
Type	Amount	Portfolio
	(In thousands)

Mortgage	$188,095	87.4%
Commercial	25,348	11.8
Consumer	1,861	0.8

Total	$215,034	100.0%

In addition, we have entered into contractual obligations, via lines of credit and standby letters of credit, to extend approximately $22.2 million in credit as of December 31, 2006. We use the same credit policies in making these commitments as we do for our other loans. At December 31, 2006, our contractual obligations to extend credit were comprised as follows:

		Percentage of
	Dollar	Contractual
Type	Amount	Obligations
	(In thousands)

Real estate — mortgage	$6,083	43.1%
Real estate — construction	5,896	41.8
Other lines-of-credit and standby letters-of-credit	2,135	15.1

Total	$14,114	100.0%

Mortgage.  We provide a full line of loans secured by mortgages on commercial property, including construction-perm loans, loans to finance the purchase of real property, loans for general business ventures, refinances, credit lines for working capital, and short-term seasonal or inventory financing, including letters of credit. As a rule, we only consider commercial mortgages to high net worth, solidly creditworthy borrowers with significant sources of other income and/or liquidity.

Commercial mortgage lending is generally dependent on the cash flow generated by the property securing the mortgage. As a best practice, commercial mortgage loans will be collateralized by well-managed income producing property with adequate margins. On a case-by-case basis, we do use true equity in other real property to properly margin commercial mortgage loans. The most desirable loans are those secured by owner-occupied commercial real estate. Our commercial mortgage loans are generally amortized up to 20 years with balloon payment/interest rate reviews due at the end of one to five years. Commercial real estate mortgages are affected by the general condition of the real estate market. In underwriting commercial mortgage loans, we seek to minimize our risks in a variety of ways, including giving careful consideration to the property’s operating history (if applicable), future operating projections, current and projected occupancy, location, and physical condition. Our underwriting analysis also includes credit checks, reviews of appraisals and environmental hazards or EPA reports. As alluded to above, the financial condition of the borrower is always the first consideration.

We also make construction and development loans to residential and, to a lesser extent, commercial contractors and developers located within our market areas. Construction loans generally are secured by first liens on real estate and have floating interest rates. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the value of the project is dependent on its successful completion. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, upon the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. While we have underwriting procedures designed to identify what we believe to be acceptable levels of risks in construction lending, no assurance can be given that these procedures will prevent losses from the risks described above.

We originate owner-occupied real estate loans for small and medium-sized business customers. The loan products include those under the Small Business Administration (SBA) Section 504 program and other conventional term loan products. The types of real estate collateral taken in connection with these loans include office, small strip centers, office/warehouse, light industrial, distribution, hotel/motel, and free standing retail. The loans are used for acquisition, construction, renovation, and refinancing. Under the SBA Section 504 program, we originate a first mortgage loan of approximately 50% of the total amount to be financed, the SBA funds a second mortgage loan of 40% of the project cost, and the borrower puts up the remaining 10% in equity. Loan sizes for SBA Section 504 and conventional loans typically range from $250,000 to $3 million. We can limit our credit risk on these transactions by securing a purchase commitment from a third-party institution. In this scenario, depending on the transaction structure, we can recognize a gain on the sale and retain related fee income.

Commercial.  Our commercial loan portfolio includes loans to smaller business ventures, credit lines for working capital, and short-term seasonal or inventory financing, as well as letters of credit that are generally secured by collateral other than real estate. Commercial borrowers typically secure their loans with assets of the business, personal guaranties of their principals and often mortgages on the principals’ personal residences. Our commercial loans are primarily made within our market areas and are underwritten on the basis of the commercial borrower’s ability to service the debt from income. In general, commercial loans involve more credit risk than residential and commercial mortgage loans, but less risk than consumer loans. The increased risk in commercial loans is generally due to the type of assets collateralizing these loans. The increased risk also derives from the expectation that commercial loans generally will be serviced from the operations of the business, and those operations may not be successful.

Consumer.  While our focus is on service to small and medium-sized businesses, we also make a variety of loans to individuals for personal, family, and household purposes, including secured and unsecured installment and term loans. Consumer loans entail greater risk than other loans, particularly in the case of consumer loans that are unsecured or secured by depreciating assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by job loss, divorce, illness, or other personal hardships.

Credit Risks.  The principal economic risk associated with each category of the loans that we make is the creditworthiness of the borrower and the ability of the borrower to repay the loan. General economic conditions and the strength of the services and retail market segments affect borrower creditworthiness. General factors affecting a commercial borrower’s ability to repay include interest rates, inflation, and the demand for the commercial borrower’s products and services, as well as other factors affecting a borrower’s customers, suppliers, and employees.

Risks associated with real estate loans also include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates, and (in the case of commercial borrowers) the quality of the borrower’s management. Consumer loan repayments depend upon the borrower’s financial stability and are more likely to be adversely affected by divorce, job loss, illness, and other personal hardships.

Lending Policies.  The board of directors of our bank subsidiary has established and periodically reviews our lending policies and procedures. We have established common documentation and policies, based on the type of loan, for all of our offices. There are regulatory restrictions on the dollar amount of loans available for each lending relationship. Regulatory restrictions provide that no loan relationship may exceed 15% of a bank’s capital on an unsecured basis or 25% on a fully secured basis. At March 31, 2007, our legal lending limit for secured loans was approximately $3.8 million for Monticello Bank.

Individual employees of Monticello Bank have specific lending approval limits, but in no instance do these limits exceed the amount of $250,000. The Officer Loan Committee of Monticello Bank is authorized to approve new and renewal loans in amounts up to $500,000. The Board Loan Committee and the full board of directors of Monticello Bank are each authorized to approve loans in amounts up to the legal limit. Loans in excess of $3,500,000 (or loans to borrowers where the total exposure would be $3,500,000) must be pre-approved by the full board. Mortgage Lion officer lending approval limits for jumbo loans sold in the secondary market range from $650,000 to $750,000.

We occasionally sell participation interests in loans to other lenders, primarily when a loan request exceeds our house lending limits.

Concentrations.  The nature of our commercial banking operations allows for diversification of depositors and borrowers. Our business does not depend upon a single or a few customers.

Deposits

Our principal source of funds for loans and investing in securities is core deposits. We offer a wide range of deposit services, including checking, savings, money market accounts, and certificates of deposit. We obtain most of our deposits from individuals and businesses in our market area. We believe that the rates we offer for core deposits are competitive with those offered by other financial institutions in our market areas. Secondary sources of funding include advances from the Federal Home Loan Bank of Atlanta and other borrowings. These secondary sources enable us to borrow funds at rates and terms, which, at times, are more beneficial to us. Typically, our only out-of-market deposits are certificates of deposit generated through brokers, which represented 8.46% of total deposits as of March 31, 2007.

Other Banking Services

Today’s financial services customer demands convenience and account access. Therefore, we offer a range of products and services, including internet banking, telephone banking, online bill payment, and direct deposit in addition to the more traditional products and services such as traveler’s checks, safe deposit boxes, and automatic account transfers. We also offer expanded ATM access through a shared network of automated teller machines, and a debit card system that our customers can use throughout the United States, as well as in other countries. We earn fees for most of these services.

Securities

After establishing necessary cash reserves and funding loans, we invest our remaining liquid assets in securities as permitted under banking laws and regulations. We invest primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States, in other taxable securities, and in certain obligations of states and municipalities. We also invest excess funds in federal funds with our correspondent banks. The sale of federal funds represents a short-term loan from us to another bank. Risks associated with securities include, but are not limited to, interest rate fluctuation, maturity and concentration.

Seasonality and Cycles

We do not consider our commercial banking business to be seasonal.

Employees

On March 31, 2007, we had 62 full-time equivalent employees. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.

Website Address

Our corporate website address is www.monticellobank.com.

Effect of Governmental Monetary Polices

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments, and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks, and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

Supervision and Regulation

General

Monticello Bancshares, Inc., as a unitary savings and loan holding company (Monticello), and Monticello Bank, as a federal savings bank (Monticello Bank) are required by federal law to report to, and otherwise comply with the rules and regulations of, the Office of Thrift Supervision (OTS).

Monticello Bank is subject to extensive regulation, examination and supervision by OTS, as its primary federal regulator, and the Federal Deposit Insurance Corporation (the FDIC), as the deposit insurer. It is a member of the Federal Home Loan Bank System and, with respect to deposit insurance, of the Deposit Insurance Fund managed by the FDIC. It is required to file reports with OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. OTS conducts periodic examinations of Monticello Bank to test its safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which a thrift can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by OTS, the FDIC or Congress, could have a material adverse impact on Monticello Bank and its operations. Certain regulatory requirements applicable to it are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to thrifts and their holding companies set forth below does not purport to be a complete description of such statutes and regulations and their effects on Monticello Bancshares and Monticello Bank and is qualified in its entirety by reference to the actual laws and regulations.

Holding Company Regulation

Monticello Bancshares is a unitary savings and loan holding company within the meaning of such terms under federal law. The Gramm-Leach-Bliley Act of 1999 provides that no company may acquire control of a savings institution after May 4, 1999, unless it engages only in the financial activities permitted for financial holding companies under the law or for multiple savings and loan holding companies as described below. Further, the Gramm-Leach-Bliley Act specifies that certain savings and loan holding companies may only engage in such activities. Since Monticello became a savings and loan holding company in 2004, it is limited to such activities. Upon any non-supervisory acquisition by it of another savings institution or savings bank that meets the qualified thrift lender test and is deemed to be a savings institution by OTS, it would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would generally be limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the OTS, and certain activities authorized by OTS regulation. However, OTS has issued an interpretation concluding that multiple savings and loan holding companies may also engage in activities permitted for financial holding companies.

A savings and loan holding company is prohibited from directly or indirectly acquiring more than 5% of the voting stock of another financial institution or savings and loan holding company without prior written approval of OTS. In evaluating applications by holding companies to acquire other institutions, OTS considers, among other things, the financial and managerial resources and future prospects of the institutions involved, the effect of the acquisition on the risk to the deposit insurance funds, the convenience and needs of the community and competitive factors.

Subject to certain exceptions, OTS may not approve any acquisition that would result in a multiple savings and loan holding company’s controlling savings institutions in more than one state.

Although savings and loan holding companies are not currently subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations prescribe such restrictions on subsidiary savings institutions, as described below. Monticello Bank must notify OTS 30 days before declaring any dividend to Monticello. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by OTS, and OTS has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Change in Bank Control Act

Under the Change in Bank Control Act, a notice must be submitted to OTS if any person, or group acting in concert, seeks to acquire “control” of a savings and loan holding company or a savings association. A change of control may occur, and prior notice may be required, upon the acquisition of more than 10% of the outstanding voting stock, unless OTS has found that the acquisition will not result in a change of control. Under the Change in Bank Control Act, OTS generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition.

Regulation of Business Activities

The activities of thrifts are governed by federal laws and regulations. These laws and regulations delineate the nature and extent of the activities in which thrifts may engage. In particular, certain lending authority for thrifts, e.g., commercial loans, non-residential real property loans and consumer loans, is limited to a specific percentage of the institution’s capital or assets.

Capital Requirements

OTS capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the regulatory examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest examination rating) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard.

The risk-based capital standard for savings institutions requires the maintenance of ratios of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8% respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by OTS capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital includes, among other things, common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries. The components of supplementary capital currently include, among other things, cumulative perpetual preferred stock, mandatory convertible securities, and the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

OTS also has authority to establish minimum capital requirements in appropriate cases upon a determination that an institution’s capital level is or may become inadequate in light of particular circumstances. At March 31, 2007, Monticello Bank met each of its capital requirements as follows:

•	Tangible capital of $22.8 million, or 10.0% of adjusted total assets, which is approximately $19.3 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date;

•	Core capital equal to $22.8 million, or 10.0% of adjusted total assets, which is $13.6 million above the minimum requirement of 4.0% in effect on that date;

•	Tier 1 risk-based capital of $22.8 or 13.7% of risk-weighted assets, which is approximately $16.1 million above the minimum on such date; and

•	Total risk-based capital of $24.8 million and risk-weighted assets of $166.3 million; or total capital of 14.9% of risk-weighted assets. This amount was $11.5 million above the 8.0% requirement in effect on that date.

Prompt Corrective Regulatory Action

OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution’s degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk-weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (less than 3% for institutions with the highest examination rating) is considered to be “undercapitalized.” A savings institution that has a total risk-based capital ratio of less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be “significantly undercapitalized”, and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.” Subject to a narrow exception, OTS is required to appoint a receiver or conservator within specified time frames for an institution that is “critically undercapitalized.” The regulation also provides that a capital restoration plan must be filed with OTS within 45 days of the date a savings institution receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Insurance of Deposit Account

Monticello Bank is a member of the Deposit Insurance Fund of the FDIC. The FDIC maintains a risk-based assessment system by which institutions are assigned to one of four categories based upon a combination of their capitalization and examination ratings. An institution’s assessment depends upon the category to which it is assigned. An institution assigned to the category with the lowest risk also has certain financial ratios taken into account in determining assessment rates, unless it is a large institution with at least one long-term debt issuer rating, in which case the rating will be taken into account in determining its assessment rate. Assessment rates for Deposit Insurance Fund members currently range from five basis points of assessable deposits for the healthiest institutions to 43 basis points of assessable deposits for the riskiest. The FDIC has the authority to increase insurance assessments. A significant increase in Deposit Insurance Fund insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Monticello Bank. Management cannot predict what insurance assessment rates will be in the future.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize the predecessor to the Savings Association Insurance Fund. As of the second quarter of 2007, Financing Corporation payments were 1.22 basis points of assessable deposits.

Deposit insurance may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or OTS. We do not know of any practice, condition or violation that might lead to termination of deposit insurance.

Loans to One Borrower

Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. Generally, subject to certain exceptions, a savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

QTL Test

Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a “domestic building and loan association” under the Internal Revenue Code or maintain at least 65% of its “portfolio assets” (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain “qualified thrift investments” (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least nine months out of each 12-month period.

A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of March 31, 2007, Monticello Bank met the qualified thrift lender test. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered “qualified thrift investments.”

Limitations on Capital Distributions

OTS regulations impose limitations upon all capital distributions by a savings association, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and prior approval of the OTS is required prior to any capital distribution if the institution does not meet the criteria for “expedited treatment” of applications under OTS regulations, the total capital distributions (including the proposed capital distribution) for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with OTS. If an application is not required, the institution must still provide prior notice to OTS of the capital distribution if, like Monticello Bank, it is a subsidiary of a holding company. In the event Monticello Bank’s capital fell below its regulatory requirements or OTS notified it that it was in need of increased supervision, Monticello Bank’s ability to make capital distributions could be restricted. In addition, OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if OTS determines that such distribution would constitute an unsafe or unsound practice.

Transactions with Related Parties

Monticello Bank’s authority to engage in transactions with “affiliates” (i.e., any company that controls or is under common control with Monticello Bank, including Monticello Bancshares and its non-savings institution subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of a savings institution’s capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. The transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permitted for bank holding companies, and no savings institution may purchase the securities of any affiliate other than a subsidiary.

Monticello Bank’s authority to extend credit to executive officers, directors and 10% shareholders (insiders), as well as entities such persons control, is limited. The law limits both the individual and aggregate amount of loans Monticello Bank may make to insiders based, in part, on its capital position and requires certain board approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees.

Standards for Safety and Soundness

The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. These guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If OTS determines that a savings institution fails to meet any standard prescribed by the guidelines, OTS may require the institution to submit an acceptable plan to achieve compliance with the standard.

Enforcement

OTS has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil money penalties cover a wide range of violations and can amount to $5,000 per day, or even $1 million per day in especially egregious cases. In addition, the FDIC has the authority to recommend to the Director of OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Federal Reserve System

The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $48.3 million; a 10% reserve ratio is applied above $48.3 million. The first $7.8 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. These amounts are adjusted annually.

Community Reinvestment Act

Monticello Bank is subject to the Community Reinvestment Act (CRA). The CRA and the regulations issued thereunder are intended to encourage financial institutions to help meet the credit needs of their service areas, including low and moderate income neighborhoods, consistent with the safe and sound operations of the financial institutions. These regulations also provide for regulatory assessment of an institution’s record in meeting the needs of its service area when considering applications to establish branches, merger applications, applications to engage in new activities and applications to acquire the assets and assume the liabilities of another institution. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 requires federal banking agencies to make public a rating of an institution’s performance under the CRA. In the case of a holding company involved in a proposed transaction, the CRA performance records of the banks involved are reviewed by federal banking agencies in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or thrift or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction. Monticello Bank has a satisfactory CRA rating.

Confidentiality of Customer Information

Federal laws and regulations, including the Gramm-Leach-Bliley Act, require that financial institutions take certain steps to protect the security and confidentiality of customers’ non-public personal information. Among other things, these regulations restrict the ability of financial institutions to share non-public customer information with non-affiliated third parties and require financial institutions to provide customers with information about their privacy policies. Monticello Bank has procedures in place that are intended to comply with these requirements.

Bank Secrecy Act

Monticello and Monticello Bank are subject to the federal Bank Secrecy Act of 1970, as amended, which establishes requirements for recordkeeping and reporting by banks and other financial institutions designed to help identify the source, volume and movement of currency and monetary instruments into and out of the United States in order to help detect and prevent money laundering and other illegal activities. The Bank Secrecy Act requires financial institutions to develop and maintain a program reasonably designed to ensure and monitor compliance with its requirements, to train employees in such programs, and to test the effectiveness of such program. Any failure to meet the requirements of the Bank Secrecy Act can involve substantial penalties and adverse regulatory action. Monticello Bank has adopted policies and procedures intended to comply with the requirements of the Bank Secrecy Act.

USA Patriot Act

On October 26, 2001, President Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the USA Patriot Act), which among other things, amends the Bank Secrecy Act. The USA Patriot Act strengthened the ability of the U.S. government to detect and prosecute international money laundering and the financing of terrorism. Among its provisions, the USA Patriot Act requires that regulated financial institutions: (i) establish an anti-money laundering program that includes training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts; and (iv) perform certain verification and certification of money laundering risk for any foreign correspondent banking relationships. Monticello Bank has adopted policies, procedures and controls to address compliance with the requirements of the USA Patriot Act under the existing regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by the USA Patriot Act and implementing regulations.

Consumer Laws and Regulations

In addition to the laws and regulations discussed herein, Monticello Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act and the Real Estate Settlement Procedures Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits from, making loans to, or engaging in other types of transactions with, such customers.

Cease and Desist Order Issued by OTS

Monticello Bank entered into a Cease and Desist Order (the Order) with the OTS on January 19, 2006. The Order required Monticello Bank to cease and desist from violating regulations relating to real estate lending standards, loans to one borrower, appraisals, and transactions with affiliates. The Order also required Monticello Bank to take certain actions, including modifying its loan policies to include a loan concentration and asset diversification policy and the preparation of a three-year business plan.

Instability of Regulatory Structure

Various bills are routinely introduced in the United States Congress and state legislatures with respect to the regulation of financial institutions. Some of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. We cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect us.

Properties

We conduct our business primarily through our office located at 10696 Old St. Augustine Road, Jacksonville, Duval County, Florida. This location, which also serves as Monticello Bank’s main office, opened for business as a bank office in 2003 after relocating from its location established in 1985.

We believe that our banking offices are in good condition, are suitable to our needs and, for the most part, are relatively new. The following table summarizes pertinent details of our owned or leased banking and loan production offices.

		Zip		Owned or	Date
State MSA Office Address	City	Code		Leased	Opened

FLORIDA
Jacksonville, Florida MSA
10696 Old St. Augustine Road	Mandarin	32257		Owned	February 2003 (Relocation from Branch opened 1985)
3288 South Third Street	Jacksonville Beach	32250		Owned	February 1996
Total for Florida		2 Office(s	)
GEORGIA
Fitzgerald, GA 327 South Main Street	Fitzgerald	31750		Owned	January 2001
Total Office in Georgia:		1 Office(s	)
Total Number of Offices: 3

We are not aware of any environmental problems with the properties that we own or lease that would be material, either individually or in the aggregate, to our operations or financial condition.

Legal Proceedings

While Monticello Bancshares, Inc. and Monticello Bank are from time to time parties to various legal proceedings arising in the ordinary course of their business, management believes, after consultation with legal counsel, that there are no proceedings threatened or pending against Monticello Bancshares, Inc. and Monticello Bank that will, individually or in the aggregate, have a material adverse affect on Monticello Bancshares, Inc.’s business or consolidated financial condition.

Security Ownership of Certain Beneficial Owners and Management

The following tables set forth information regarding the beneficial ownership of our common stock as of          , 2007 by (1) each person who beneficially owned more than 5% of the presently outstanding shares of our common stock, (2) each of our current directors, (3) each of our named executive officers and (4) all of our present executive officers and directors as a group.

Principal Holders

	Number of		Percent
	Shares		of Class
	Beneficially		Beneficially
Name and Address of Beneficial Owner	Owned		Owned

James C. Bowen	1,384	(1)	48.10%
10696 St. Augustine Road Jacksonville, Florida 32257
Tony W. Mooney	413		14.34%
10696 St. Augustine Road Jacksonville, Florida 32257
G. Byron McDaniel	328		11.39%
10696 St. Augustine Road Jacksonville, Florida 32257
Michael R. Myers Trust	252	(2)	8.75%
10696 St. Augustine Road Jacksonville, Florida 32257

(1)	Includes 50 shares that Mr. Bowen holds with his wife in joint tenancy with rights of survivorship.

(2)	Mr. Myers serves as the trustee of the Michael R. Myers Trust.

Directors and Executive Officers

Unless otherwise indicated, the address for each person included in the below table is 10696 St. Augustine Road, Jacksonville, Florida 32257. Information relating to beneficial ownership of our common stock is based upon “beneficial ownership” concepts described in the rules issued under the Securities Exchange Act of 1934, as amended. Under these rules a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose or to direct the disposition of the security. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities. A person is also deemed to be a beneficial owner of any security as to which that person has the right to acquire beneficial ownership within sixty (60) days from          , 2007. Unless otherwise indicated under “Amount and Nature of Beneficial Ownership,” each person is the owner of record and has sole voting and investment power with respect to his or her shares.

	Number of		Percent
	Shares		of Class
Name of Entity, Individual	Beneficially		Beneficially
or Persons in Group	Owned		Owned(1)

Directors
James C. Bowen	1,384	(2)	48.06%
Tony W. Mooney	413		14.34%
G. Byron McDaniel	328		11.39%
W. Robinson Frazier	60		2.08%
Thaddeus Moseley	30	(3)	1.04%
Fred L. Ahern, Jr.	19	(4)	*
All Current Directors and Executive Officers, as a Group (6 persons):	2,234		77.57%

*	Less than 1% of outstanding shares.

(1)	The percentage of our common stock beneficially owned was calculated based on 2,880 shares of common stock issued and outstanding as of , 2007.

(2)	Includes 50 shares that Mr. Bowen holds with his wife in joint tenancy with rights of survivorship.

(3)	This does not include 30 shares owned by Mr. Moseley’s wife, Fiona L. Strathern, to which Mr. Moseley disclaims any beneficial ownership.

(4)	Includes 19 shares owned by Mr. Ahern and his wife as an estate by their entireties.

Compensation of Director and Executive Officer of Monticello

The table set forth below provides information about the Monticello director who we anticipate will become a director of CapitalSouth Bancorp upon effectiveness of the merger. All of the directors of Monticello currently stand for election every three years; on the effective date of the merger, the director who will continue as a CapitalSouth Bancorp director will be appointed to a staggered term, which means that one-third of the directors will be elected each year at the annual meeting of CapitalSouth stockholders.

The following table sets forth the following information for the Monticello director who will become a director of CapitalSouth Bancorp upon effectiveness of the merger: (i) his name; (ii) his age at December 31, 2006; (iii) his class and prospective term as a CapitalSouth Bancorp director; (iv) how long he has been a director of Monticello; (v) his position with Monticello, other than as a director; and (vi) his principal occupation and recent business experience for the past five years.

	Class		Business Experience
Name (Age)	(Term Expires)	Director Since	and Position with Monticello

James C. Bowen (62)	2010	2003	Chairman and Chief Executive Officer of Monticello Bancshares, Inc. (2003-2007); Chairman and Chief Executive Officer of Monticello Bank (2003-2007); Chief Executive Officer of Mortgage Lion (1999-2007)

Director Compensation

The director of Monticello who will be a director of CapitalSouth Bancorp following the proposed merger was compensated as a director of Monticello. James C. Bowen receives a cash payment of $500 per month for his service as a director of Monticello.

Executive Compensation

The following table presents the total compensation for the year ended December 31, 2006 for Monticello’s named executive officer who will serve as a director of CapitalSouth following consummation of the merger. Compensation information is not listed for William Marsh or Mark Healy as they will not be executive officers of CapitalSouth or CapitalSouth Bank following the completion of the merger of Monticello and CapitalSouth.

Change in
Pension
Value and
Non-Qualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and Principal			Bonus(1)	awards	awards	Compensation	Earnings	Compensation(2)		Total
Position	Year	Salary	($)	($)	($)	($)	($)	($)		($)

James C. Bowen	2006	175,000	31,281.25	—	—	—	—	43,308.23	(3)	249,589.48
Chairmen & Chief
Executive Officer

(1)	It is the policy of Monticello to pay bonuses under the Monticello Bank Variable Compensation Bonus Plan which are based on Monticello Bank’s performance in the quarter which follows the quarter on which such bonus is based.

(2)	All Other Compensation represents matching contributions to 401(k), healthcare premium paid by Monticello, Short Term and Long Term Disability, country club allowance and the personal use of a Monticello car.

(3)	All Other Compensation for 2006 includes personal use of a Monticello car ($22,116), Director’s Fees paid by Company ($6,000), country club allowance ($1,500), healthcare premium paid by Monticello ($10,215.72), matching contributions to 401(k) plan ($2,624.99), Short Term and Long Term Disability Insurance premiums paid by Company ($851.52).

Monticello Bank Variable Compensation Bonus Plan

Monticello Bank has a variable compensation bonus plan that we use to compensate officers and employees of Monticello Bank. The following table sets forth the four measures of performance, the three payment levels, and the four tiers of positions within the company that are used to determine the amount of bonus, if any, paid to the officers and employees of Monticello Bank.

	Trigger	Goal	Brass Ring	Weighted%

Increase in Core Deposits (Annnualized)	33.00%	50.00%	67.00%	40.00%
Return on Average Assets (QTD)	1.00%	1.25%	1.50%	30.00%
Return on Beginning Equity (QTD)	12.00%	15.00%	18.00%	20.00%
Expense control	4.00%	3.75%	3.50%	10.00%

				100.00%
Tier 1 Payout % of Base Salary	5.00%	10.00%	15.00%
Tier 2 Payout % of Base Salary	10.00%	15.00%	20.00%
Tier 3 Payout % of Base Salary	20.00%	25.00%	30.00%
Tier 4 Payout % of Base Salary	25.00%	30.00%	40.00%

The variable compensation bonus plan is based on four performance measures with three levels of payout. The four measures are:

•	Deposit growth,

•	Return on assets,

•	Return on equity, and

•	Expense control (as a percentage of assets).

The separate measures are not tied in any way for the purpose of determining payment under the plan. An officer or employee may earn and receive a bonus payment based on achieving one, all or any combination, of the four measures. Each measure is weighted, as shown in the table, based on the relative priority placed on each measure by Monticello management. Core deposit growth is given the highest weight and accounts for 40% of the possible payout under the variable compensation bonus plan. In addition, the percentage of salary an officer or employee is paid is based on the position of that officer or employee in the company. Each officer and employee is placed within one of the four tiers. Tier 1 is the lowest of the four tiers and Tier 4 is the highest.

The three payment levels for each measure are based on achieving certain targets. Those targets are:

•	Trigger — the minimum level to earn payment under the variable compensation bonus plan,

•	Goal — the middle level to earn payment under the variable compensation bonus plan, and

•	Brass Ring — the highest level to earn payment under the variable compensation bonus plan.

The amount of the bonus is determined each quarter, and is payable at the discretion of the Board of Directors of Monticello Bank.

Related Party Transactions

Loans

In the ordinary course of business, Monticello Bank may grant loans to its officers, directors, and insiders (related party loans). Related party loans are made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. In the opinion of management, such loans (when made) are consistent with sound lending practices and are within applicable regulatory lending limitations. A summary of the related party loans made by Monticello Bank to its officers, directors and insiders for the years ended December 31, 2006 and 2005 follows (dollars in thousands):

	2006	2005

Beginning of year balance	$309	$1,034
Additions	30	750
Payments	(43)	(1,475)

End of year balance	$296	$309

Leases

Mortgage Lion leases a facility in Fitzgerald, Georgia, with James C. Bowen, the principal stockholder of Monticello. The Fitzgerald, Georgia, location is leased on a month-to-month basis for $2,350 per month.

Deposits

The aggregate balance of related party deposits held by Monticello Bank totaled $2,314,000 and $1,198,000 at December 31, 2006 and 2005, respectively.

Family Relationships

James C. Bowen’s daughter, Tiffany Marshall, is the secondary marketing manager for Mortgage Lion and the secretary of Monticello Bank. James C. Bowen’s son, Tate Bowen, works part-time for both Mortgage Lion and Monticello Bank as an assistant to Mr. Bowen, primarily in the area of file retention and storage. James C. Bowen’s sister, Gail Metz, is the Monticello Bank manager for the construction/permanent loan administration department.

Director Independence

Monticello does not consider James C. Bowen to be an independent director of Monticello because of the influence that Mr. Bowen can exercise as a result of his ownership of 48.06% of the issued and outstanding shares of Monticello common stock, his employment as Chairman and Chief Executive Officer of Monticello and certain related party transactions between Mr. Bowen and Monticello.

MONTICELLO’S MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As used in this section of the joint proxy-statement prospectus (page 153 to page 179), the terms “we”, “our” and other terms of similar import refer to Monticello Bancshares, Inc. and its subsidiaries.

General

As of March 31, 2007, we had total consolidated assets of $239,580,000, an increase of 5.1% over the $228,002,000 reported at December 31, 2006. Net loans were $213,467,000 as of March 31, 2007, up $9,236,000, or 4.5%, from the $204,231,000 at December 31, 2006. Total deposits were $181,385,000 at March 31, 2007, up $25,793,000, or 16.6%, from $155,592,000 at December 31, 2006. Stockholders’ equity of $20,395,000 at March 31, 2007 represented an increase of $310,000, or 1.5%, over stockholders’ equity of $20,085,000 at December 31, 2006.

Net income for the quarter ended March 31, 2007 was $572,000, up from $479,000 during the quarter ended March 31, 2006. Basic and diluted earnings per share were $198.61 for the three months ended March 31, 2007, compared to $166.32 for the same period in 2006. This increase in the net income of Monticello for the three months ended March 31, 2007 compared to the same period of 2006 was primarily due to increased gain on sale of loans and a lower provision for loan losses.

As of December 31, 2006, Monticello had total assets of approximately $228.0 million, total net loans of approximately $204.2 million, total deposits of approximately $155.6 million, and stockholders’ equity of approximately $20.1 million. Net income for the year ended December 31, 2006 was $2.2 million, or $747.12 per basic and diluted share, respectively, compared to net income of $2.9 million, or $1,028.25 per basic and diluted share, respectively, for the comparative period in 2005.

Monticello’s primary source of revenue is net interest income. Monticello’s net interest income accounted for 87.34% and 95.08% of gross revenue for the three months ended March 31, 2007 and 2006, respectively, and 73.76%, 65.89%, and 51.73%, for the years ended December 31, 2006, 2005 and 2004, respectively. An analysis of net interest income is provided in the subheading entitled “Net Interest Income” below.

Monticello’s earnings performance is dependent on its ability to generate net interest income, and the primary source of net interest income is interest income on loans. The primary risks associated with our net interest income generation are credit risk and interest rate risk.

During the last three years, Monticello experienced increased levels of nonperforming assets with 2006 particularly impacted by the weakening residential real estate sales. Also, the hurricane seasons of 2004 and 2005 contributed to delays in home construction for several of the markets in which Monticello conducts its business. Monticello manages credit risk through sound underwriting practices in connection with loan origination and ongoing review systems during the life of the loans. These procedures are discussed in more detail in the loan origination section below.

Short-term interest rates, including the prime lending rate, increased during the first half of 2006, but remained stable over the last half of the year. In contrast, the cost of funding increased during the second half of 2006 as term liabilities matured and rolled into higher costing funds. Despite the year-to-year relative stability in net interest margin, management expects that a challenging rate climate will continue, at least in the near term. Because a significant portion of our profitability is dependent upon the success of Monticello’s mortgage banking division, Monticello manages interest rate risk with a focus on how changes in interest rate may affect its net portfolio value. Monticello also models future performance expectations based on changing interest rates with a simulation model for asset/liability management on a quarterly basis. These procedures are discussed in more detail in the market risk and asset/liability management sections below.

Critical Accounting Policies and Estimates

Monticello’s accounting policies are in accordance with accounting principles generally accepted in the United States and with general practices within the banking industry. Management makes a number of estimates and assumptions relating to reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during periods presented. Different assumptions in the application of these methods or policies could result in material changes in our financial statements. As such, the following policies are considered “critical accounting policies” for us.

Allowance for Loan Losses

The allowance for loan losses is established and maintained at levels management deems adequate to absorb anticipated credit losses from identified and otherwise inherent risks in the portfolio as of the balance sheet date. In assessing the adequacy of the allowance, we review the quality of, and risks in, loans in the portfolio. Monticello also considers such factors as:

•	specific known risks;

•	our loan loss experience;

•	adverse situations that may affect a borrower’s ability to repay;

•	the status and amount of past due and nonperforming assets;

•	underlying estimated values of collateral securing loans;

•	current and anticipated economic conditions; and

•	other factors which management believes affect the allowance for loan losses.

An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by Monticello’s credit administration department and presented to Monticello’s board of directors on a quarterly basis. In addition, loan reviews are performed regularly on the quality of the loan portfolio and related adequacy of the allowance by an experienced loan review company that reviews these loans and provides reports of its findings. Based on this analysis, which includes risk factors such as charge-off rates, past dues and loan growth, Monticello may determine that its future loan loss provision needs to increase or decrease in order for it to maintain the allowance at a level sufficient to absorb inherent credit losses. If Monticello becomes aware that any of these factors has materially changed, Monticello’s estimate of credit losses in the loan portfolio and the related allowance could also change. All loans have a risk grade assigned at the time the loan is booked. These risk grades are evaluated periodically for appropriateness based on the performance of the borrower and as new information is received on the borrower’s financial condition. The related allowance is calculated based on the risk grade assigned to the loan unless the loan is classified as special mention, substandard, doubtful or loss. Once a loan is classified, an evaluation is made on a specific allowance to be assigned. Accordingly, changes in classification of a loan may change the amount of allowance allocated for that loan. The allowance for loan losses is replenished through a provision for loan losses that is charged against our earnings. As a result, variations in the allowance affect Monticello’s earnings directly.

While it is Monticello’s policy to charge-off loans in the current period when a loss is considered probable, there are additional risks of future losses that cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management’s judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

Commitments to Originate and Sell Mortgage Loans

Commitments to originate mortgage loans that will be held for resale (which are referred to as derivative loan commitments) are derivatives that must be accounted for at fair value on the balance sheet by the issuer. All loan sales agreements, including both mandatory-delivery and best-efforts contracts, must be evaluated by both the seller and the purchaser to determine whether the agreements meet the definition of a derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. Financial

institutions must also account for loan sales agreements that meet the definition of a derivative, which are referred to as forward loan sales commitments, at fair value on the balance sheet.

Monticello has accounted for the fair value of these derivative loan commitments through the establishment of a valuation allowance charged to operations. Monticello also recognizes a charge against earnings for risks associated with its mortgage banking operations, which includes pricing adjustments and potential losses not fully mitigated in our hedging strategy.

Monticello further mitigates its risks through a hedging strategy as more fully explained at Note 19 to the audited consolidated financial statements.

Carrying Value of Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management, and the foreclosed asset is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from the holding of foreclosed assets and changes in the valuation allowance are included in loss on foreclosed assets, if material. Monticello includes foreclosed assets secured by real estate in the financial statement caption, Other Real Estate Owned.

The determination of the adequacy of the carrying value of foreclosed real estate is based on estimates that may be affected by significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on foreclosed real estate, management obtains independent appraisals for significant collateral. While management uses available information to recognize losses on foreclosed real estate, further reductions in the carrying amounts of foreclosed assets may be necessary, based on changes in national, state, or local economic conditions. In addition, the OTS, as an integral part of its examination process, periodically reviews the estimated losses on foreclosed real estate. The OTS (or other regulatory agencies) may require us to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on foreclosed real estate may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

THREE MONTHS ENDED MARCH 31, 2007 AND 2006

Results of Operations

As of March 31, 2007, Monticello had total consolidated assets of $239,580,000, an increase of 5.1% over the $228,002,000 reported at December 31, 2006. Net loans were $213,467,000 as of March 31, 2007, up $9,236,000 (4.5%) from the $204,231,000 at December 31, 2006. Total deposits were $181,385,000 at March 31, 2007, up $25,793,000 (16.6%) from $155,592,000 at December 31, 2006. Stockholders’ equity of $20,395,000 at March 31, 2007 represented an increase of $310,000 (1.5%) over stockholders’ equity of $20,085,000 at December 31, 2006.

Monticello’s net income for the quarter ended March 31, 2007 was $572,000, up from $479,000 during the quarter ended March 31, 2006. Basic and diluted earnings per share were $198.61 for the three months ended March 31, 2007, compared to $166.32 for the same period in 2006. This increase in the net income of Monticello for the three months ended March 31, 2007 compared to the same period of 2006 was primarily due to increased gain on sale of loans and a lower provision for loan losses.

Net Interest Income

For the three months ended March 31, 2007, net interest income was $2,270,000 or 11.0% less than the first quarter 2006 level of $2,551,000.

Total interest income for the first quarter 2007 was $4,533,000, a 4.7% increase as compared to the same period in 2006. The increase in interest income for the first quarter 2006 was the result of earning asset growth of 3.6% and the increase in yields on earning assets from 8.13% for the quarter ended March 31, 2006 compared to 8.20% for the quarter ended March, 31, 2007. A large percentage of Monticello’s loans are tied to variable rate indices; accordingly, the income recognized on these loans fluctuates with changes in the market rate of interest. The average prime rate for the first quarter 2007 was 8.25% compared to 7.43% for the same period in 2006.

Total interest expense for the first quarter 2007 was $2,263,000 compared to $1,778,000 for the first quarter 2006. This 27.3% increase in interest expense is due primarily to the increase in the rate of interest-bearing liabilities from 3.77% in the first quarter 2006 to 4.64% in the first quarter 2007 as a result of the continued rising interest rate environment.

	Average Balance Sheet and Net Interest Analysis on a Fully Tax-Equivalent Basis For the Three Months Ended March 31,
	2007			2006
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate
	(Dollar amounts in thousands)

Assets
Earning assets:
Loans, net of unearned income	$211,837	$4,394	8.41%	$198,853	$4,142	8.45%
Investment securities	10,243	163	6.45	10,189	154	6.13
Other earning assets	4,424	25	2.29	9,622	86	3.62

Total earning assets	226,504	4,582	8.20	218,664	4,382	8.13

Other assets	5,731			5,960

Total assets	$232,235			$224,624

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
NOW and money market accounts	67,510	797	4.79	58,691	593	4.10
Savings deposits	2,645	12	1.84	4,523	31	2.78
Time deposits, total	88,376	1,019	4.68	93,226	918	3.99
Other borrowings	39,170	435	4.50	34,908	236	2.74

Total interest-bearing liabilities	197,701	2,263	4.64	191,348	1,778	3.77

Net interest spread		$2,319	3.56		$2,604	4.36

Noninterest-bearing demand deposits	9,026			9,683
Accrued expenses and other liabilities	5,138			3,554
Stockholders’ equity	20,370			20,039

Total liabilities and stockholders’ equity	$232,235			$224,624

Impact of noninterest-bearing sources and other changes in balance sheet composition			0.59			0.47

Net interest margin			4.15%			4.83%

The following table reflects changes in our net interest margin as a result of changes in the volume and rate of our interest-bearing assets and liabilities. Changes as a result of mix or the number of days in the period have been allocated to the volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Change in Interest Income and Expenses on a Tax-Equivalent Basis
For the Three Months Ended March 31, 2007 Compared to 2006

	Increase (Decrease)
	in Interest Income and Expense
	Due to Changes in:
	Volume	Rate	Total
	(Dollar amounts in thousands)

Interest-earning assets:
Loans, net of unearned income	$1,092	$(840)	$252
Investment securities	3	6	9
Other earning assets	(119)	58	(61)

Total earning assets	976	(776)	200

Interest-bearing liabilities
NOW and Money market accounts	422	(218)	204
Savings deposits	(35)	16	(19)
Time deposits, total	(227)	328	101
Other borrowings	192	7	199

Total interest-bearing liabilities	352	133	485

Increase (decrease) in net interest income	$624	$(909)	$(285)

Provision for Loan Losses

No provision for loan losses was charged to operations during the first quarter 2007 as we experienced no charge-offs during this period and an overall improvement in nonperforming loans. Nonperforming loans declined to $2.2 million at March 31, 2007, from $3.4 million at March 31, 2006 and $4.4 million at December 31, 2006.

The net loan portfolio increased by $9.2 million from December 31, 2006. Since Monticello anticipates continued loan growth in 2007, its provision for loan losses will increase to provide an adequate allowance for loan losses related to this growth in its loan portfolio.

Noninterest Income

Noninterest income totaled $329,000 for the first quarter of this year, an increase of $197,000, or 149.2%, from the same period in 2006. The following table presents the primary components of noninterest income for 2007 and 2006.

Noninterest Income

	Three Months Ended March, 31
		Percent
	2007	Change	2006
	(Dollar amounts in thousands)

Gain on sale of loans	$286	326.9%	$67
Service charges on deposits	53	6.0	50
Net losses on sale of OREO	(28)	211.1	(9)
Other income	18	(25.0)	24

Total noninterest income	$329	149.2%	$132

We reported higher gains from our mortgage banking operations with the gain on sale of loans rising 326.9% from $67,000 to $286,000. Service charges on deposits grew 6.0%, which reflects our growth in core deposit activity. All other components of noninterest income were not significant to our overall earnings growth.

Noninterest Expense

Noninterest expense for the first quarter of 2007 increased $91,000, or 4.7%, to $2.0 million compared to $1.9 million for the same period in 2006. Noninterest expense for the first quarter 2007 included only nominal increases or decreases in most components with the exception of professional fees that increased 184.3% over the first quarter of 2006. The increase is attributable in part to collection efforts related to the improvement in the level of nonperforming assets. Also, increases in other professional fees occurred in connection with the pending merger.

The following table represents the components of noninterest expense for the quarters ended March 31, 2007 and 2006.

Noninterest Expense

	Three Months Ended March, 31
		Percent
	2007	Change	2006
	(Dollar amounts in thousands)

Salaries and benefits	$1,154	0.7%	$1,146
Occupancy and equipment expense	140	(19.1)	173
Professional fees	199	184.3	70
Advertising and marketing	7	16.7	6
Other expense	527	(2.6)	541

Total noninterest expense	$2,027	4.7%	$1,936

Income Taxes

Monticello recorded no provision for income taxes in 2007 as we are an S corporation and our shareholders are responsible for the federal income taxes on our earnings. Only nominal amounts of state income taxes are incurred by us and no additional provision was made in 2007.

Financial Condition

Loans

Net loans were $213,467,000 as of March 31, 2007, up $9,236,000, or 4.5%, from the $204,231,000 at December 31, 2006. Growth in real estate mortgage loans during the first three months of 2007 accounted for substantially all of the growth and was up $9.5 million, or 5.3%, over real estate mortgage loan portfolio at December 31, 2006. During the first quarter of 2007, we experienced growth in both our residential and commercial real estate loans of 4.1% and 10.7%, respectively. Growing the commercial and residential real estate loan portfolio is a focus of Monticello Bank as part of our overall growth strategy.

Asset Quality

The allowance for loan losses is established and maintained at levels management deems adequate to absorb anticipated credit losses from identified and otherwise inherent risks in the portfolio as of the balance sheet date. In assessing the adequacy of the allowance, we review the quality of, and risks in, loans in the portfolio. We also consider such factors as:

•	specific known risks;

•	our loan loss experience;

•	adverse situations that may affect a borrower’s ability to repay;

•	the status and amount of past due and nonperforming assets;

•	underlying estimated values of collateral securing loans;

•	current and anticipated economic conditions; and

•	other factors which management believes affect the allowance for loan losses.

An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by our credit administration department and presented to Monticello’s board of directors on a quarterly basis. In addition, loan reviews are performed regularly on the quality of the loan portfolio and related adequacy of the allowance by an experienced loan review company that reviews these loans and provides reports of its findings. Based on our analysis, which includes risk factors such as charge-off rates, past dues and loan growth, we may determine that our future loan loss provision needs to increase or decrease in order for us to maintain the allowance at a level sufficient to absorb inherent credit losses. If we become aware that any of these factors has materially changed, our estimate of credit losses in the loan portfolio and the related allowance could also change. All loans have a risk grade assigned at the time the loan is booked. These risk grades are evaluated periodically for appropriateness based on the performance of the borrower and as new information is received on the borrower’s financial condition. The related allowance is calculated based on the risk grade assigned to the loan unless the loan is classified as special mention, substandard, doubtful or loss. Once a loan is classified, an evaluation is made on a specific allowance to be assigned. Accordingly, changes in classification of a loan may change the amount of allowance allocated for that loan. The allowance for loan losses is replenished through a provision for loan losses that is charged against our earnings. As a result, variations in the allowance affect our earnings directly.

While it is our policy to charge-off loans in the current period when a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management’s judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

Analysis of Changes in Allowance for Loan Losses

	Three Months	Three Months
	Ended	Ended	Year Ended
	March 31,	March 31,	December 31,
	2007	2006	2006
	(Dollar amounts in thousands)

Allowance for loan losses
Beginning of period	$2,393	$2,301	$2,301
Provision for loan losses	—	264	459

Sub-total	2,393	2,565	2,760
Charge-off loans:
Real estate loans	—	31	389
Installment loans	—	—	2
Commercial loans	—	—	—

Total charged-off	—	31	391
Recoveries of charge-off loans
Real estate loans	—	5	23
Installment loans	—	—	—
Commercial loans	—	1	1

Total recoveries	—	6	24

Net charged-offs (recoveries)	—	25	367

Allowance for loan losses — end of period	$2,393	$2,540	$2,393

As a percentage of average loans for the period:
Net loans charged-off	0.00%	0.05%	0.18%
Provision for loan losses	0.00	0.53	0.23

The following table presents the allocation of the allowance for loan losses for each respective loan category with the corresponding percent of loans in each category to total loans. The comprehensive allowance analysis developed by our credit administration group enables us to allocate the allowance based on risk elements within the portfolio.

Allocation of the Allowance for Loan Losses

	March 31, 2007		March 31, 2006		December 31, 2006
		Percent		Percent		Percent
		of Loans		of Loans		of Loans
		in Each		in Each		in Each
		Category		Category		Category
		to Total		to Total		to Total
	Amount	Loans	Amount	Loans	Amount	Loans
	(Dollar amounts in thousands)

Mortgage	$376	87.36%	$921	88.09%	$585	86.65%
Commercial	876	11.77	673	10.67	986	12.26
Consumer	—	0.87	—	1.24	—	1.09
Unallocated	1,141	—	946	—	822	—

Total	$2,393	100.0%	$2,540	100.0%	$2,393	100.0%

Investment Securities

Investment securities totaled $8,062,000 at March 31, 2007 and $8,067,000 at December 31, 2006. The following table shows the amortized cost of our securities by their stated maturities (this maturity schedule excludes security prepayment and call features), as well as the tax equivalent yields for each maturity range.

Maturity of Investment Securities — Amortized Cost
As of March 31, 2007

	Less Than	One Year to	Five Years	More Than
	One Year	Five Years	to Ten Years	Ten Years
	(Dollar amounts in thousands)

Municipal securities — tax-exempt	$470	$1,645	$1,905	$4,028
Corporate securities	—	—	—	14

Total	$470	$1,645	$1,905	$4,042

Tax equivalent yield	4.74%	5.13%	5.78%	6.13%

All securities held are traded in liquid markets. As of March 31, 2007, we owned no securities from any issuer in which the aggregate book value from these issuers exceeded 10% of our stockholders’ equity.

Deposits and Other Borrowings

Total deposits increased by 16.6% from year-end 2006 to the end of the first quarter 2007 due to our continued focused marketing to develop our core deposit base and due to our continued banking office expansion.

During the first quarter of 2007, we reduced our dependence on short-term FHLB advances from $17.2 million at December 31, 2006, to $2.0 million at March 31, 2007, as we experienced double digit growth in both noninterest-bearing and interest-bearing deposits. The growth in noninterest-bearing deposits of $10,528,000 more than doubled the total at December 31, 2006.

The following table details the maturities and rates of Monticello’s long-term borrowings from the Federal Home Loan Bank of Atlanta, as of March 31, 2007:

Borrow Date	Type	Principal	Term	Rate		Maturity

9/26/2003	Variable rate advance	$5,000,000	5 years	4.02	%(*)	9/26/2008
4/16/2004	Fixed rate advance, convertible to LIBOR-based floating rate by FHLB on April 16, 2008	10,000,000	10 years	3.33		4/16/2014
6/24/2005	Fixed rate advance, convertible to LIBOR-based floating rate by FHLB on June 24, 2010	10,000,000	10 years	3.71		6/24/2015
9/26/2006	Fixed rate advance, convertible to LIBOR-based floating rate by FHLB on March 26, 2007	3,200,000	10 years	4.07%		9/26/2016

				3.63%

(*)	Weighted average rate in 2006.

For amounts and rates of our deposits by category, see the table “Average Consolidated Balance Sheets and Net Interest Analysis on a Fully Tax-Equivalent Basis” under the sub heading “Net Interest Income.”

Subordinated Debentures and Other Borrowings

On December 15, 2004, Monticello Bancshares, Inc. participated in a pooled offering of trust preferred securities. Monticello formed Monticello Statutory Trust II (the Trust), a wholly-owned statutory trust subsidiary for the purpose of issuing the trust preferred securities. The Trust used the proceeds from the issuance of $3,000,000 in trust preferred securities to acquire fixed/floating rate junior subordinated deferrable interest debentures of Monticello in the amount of $3,093,000. The trust preferred securities essentially mirror the debt securities, carrying a cumulative preferred dividend at a fixed rate of 4.60% equal to the interest rate on the debt securities, both payable quarterly for the first year. Beginning March 15, 2005, the quarterly rates vary based on the three month LIBOR plus 2.15%. The debt securities and the trust preferred securities each have 30-year lives. The trust preferred securities and the debt securities are callable by Monticello or the Trust, at their respective option after five years, and at varying premiums and sooner in specific events, subject to prior approval by the Federal Reserve Board, if then required.

At March 31, 2007 and December 31, 2006, Monticello has reported loan participations totaling $3,252,000 and $2,955,000, respectively, as other borrowings. Under the terms of the participation agreement, Monticello is obligated to repurchase the transferred assets before maturity. Loan interest of $58,000 was reclassified to interest expense in the first quarter of 2007 for financial reporting purposes; no such transfers had been accounted for as other borrowings during the first quarter of 2006.

Liquidity

Liquidity is defined as Monticello’s ability to generate sufficient cash to fund current loan demand, deposit withdrawals, or other cash demands and disbursement needs, and otherwise to operate on an ongoing basis. The retention of existing deposits and attraction of new deposit sources through new and existing customers is critical to Monticello’s liquidity position. Through Monticello’s banking offices, it offers a variety of deposit products at competitive market interest rates. Ensuring competitive rates and terms generally assists in the retention of maturing time deposits and liquid deposits. In the event of compression in liquidity due to a run-off in deposits, Monticello has a liquidity policy and procedure that provides for certain actions under varying liquidity conditions.

These actions include borrowing from the Federal Home Loan Bank of Atlanta and existing correspondent banks, selling or participating loans, and the curtailment of loan commitments and funding. At March 31, 2007, Monticello’s liquid assets, represented by cash and due from banks totaled $8.9 million. Additionally, Monticello had available a $2.0 million unsecured line of credit with its primary correspondent bank and Monticello’s subsidiary bank had additional borrowing availability at the Federal Home Loan Bank of Atlanta of approximately $17.7 million to meet short term funding needs. Monticello believes these sources of funding are adequate to meet anticipated funding needs. Management meets on a weekly basis to review sources and uses of funding to determine the appropriate strategy to ensure an appropriate level of liquidity, and Monticello has increased its focus on the generation of core deposit funding to supplement its liquidity position. At the current time, Monticello’s long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals.

The following table reflects the contractual maturities of Monticello’s term liabilities as of March 31, 2007. The amounts shown do not reflect any early withdrawal or prepayment assumptions.

Contractual Obligations
As of March 31, 2007

		One Year	One to	Over Three	More Than
	Total	or Less	Three Years	to Five Years	Five Years
	(Dollar amounts in thousands)

Certificates of deposit(1)	$92,343	$68,691	$17,186	$6,466	$—
FHLB short-term borrowings	2,000	2,000	—	—	—
Operating lease obligations	—	—	—	—	—
FHLB advances and other borrowings	28,200	—	5,000	—	23,200
Other borrowings	3,252	3,252	—	—	—
Subordinated debentures(2)	3,093	—	—	—	3,093

Total	$128,888	$73,943	$22,186	$6,466	$26,293

(1)	Certificates of deposit give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty depends on the remaining time to maturity at the time of early withdrawal.

(2)	The junior subordinated debentures have $3,000,000 that may be redeemed at par at our option after December 15, 2009.

Capital Resources

The following table compares the required capital ratios to the actual capital ratios maintained by Monticello Bank.

			Actual
	Well	Adequately	Monticello
	Capitalized	Capitalized	Bank

March 31, 2007
Tier 1 capital to risk-weighted assets	6.0%	4.0%	13.4%
Total capital to risk-weighted assets	10.0	8.0	14.7
Tier 1 capital to adjusted total assets	5.0	4.0	9.6
December 31, 2006
Tier 1 capital to risk-weighted assets	6.0%	4.0%	13.7%
Total capital to risk-weighted assets	10.0	8.0	14.9
Tier 1 capital to adjusted total assets	5.0	4.0	10.0
March 31, 2006
Tier 1 capital to risk-weighted assets	6.0%	4.0%	14.9%
Total capital to risk-weighted assets	10.0	8.0	16.2
Tier 1 capital to adjusted total assets	5.0	4.0	9.6

Off-Balance Sheet Arrangements

We are party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Our exposure to credit loss is represented by the contractual amount of these commitments. We follow the same credit policies in making these commitments as we do for on-balance-sheet instruments.

Our maximum exposure to credit risk for unfunded loan commitments and standby letters of credit at March 31, 2007, is as follows:

Commitments to extend credit	$14,019,000
Standby letters of credit	$95,000

Commitments to extend credit are agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral, if any, we obtain on an extension of credit is based on our credit evaluation of the customer.

YEARS ENDED DECEMBER 31, 2006, 2005 and 2004

Results of Operations

Monticello reported net income for 2006 of $2.2 million versus net income for 2005 of $2.9 million. Monticello’s net income for 2004 was $4.3 million. Basic and fully diluted earnings per share were $747.12, $1,028.25, and $1,679.09 in 2006, 2005, and 2004, respectively.

Net income in 2006 was lower than the 2005 level as a result of reductions in loan originations and sales of loans. Loan originations in 2006 totaled $180.8 million versus $265.0 million in 2005. Loan sales in 2006 were $212.1 million in 2006 and $237.5 million in 2005. With the slowdown in the residential real estate market beginning during 2006, mortgage banking activities reported total income of $0.8 million in 2006 versus $2.1 million in 2005 and $2.5 million in 2004. Also, the cost of funds in 2006 outpaced the increase in Monticello’s yields on earning assets (97 basis points versus 65 basis points). Monticello’s noninterest expenses declined 0.68% in 2006 from 2005 levels, while our 2005 levels grew 17.73% over 2004. This trend reflects the overall trends in mortgage banking activities over the past few years.

The following table summarizes the components of income and expense and the changes in those components for the past three years.

Condensed Consolidated Statements of Income
For the Years Ended December 31,

		Change from			Change from
		the Prior Year			the Prior Year
	2006	Amount	%	2005	Amount	%	2004

Interest income	$15,633	$1,495	10.57%	$14,138	$3,829	37.14%	$10,309
Interest expense	8,092	1,804	28.69	6,288	2,198	53.74	4,090

Net interest income	7,541	(309)	(3.94)	7,850	1,631	26.23	6,219
Provision for loan
losses —
loans held-for-investment	390	(923)	(70.30)	1,313	136	11.55	1,177

Net interest income after provision for loan losses	7,151	614	9.39	6,537	1,495	29.65	5,042
Noninterest income (net of provision for loans held-for-sale)	2,683	(1,380)	(33.97)	4,063	(1,741)	(30.00)	5,804
Noninterest expense	7,579	(52)	(0.68)	7,631	1,149	17.73	6,482

Income before provision for income taxes	2,255	(714)	(24.05)	2,969	(1,395)	(31.97)	4,364
Provision for income taxes	103	22	27.16	81	27	50.00	54

Net income	$2,152	$(736)	(25.48)%	$2,888	$(1,422)	(32.99)%	$4,310

Further explanation, with year-to-year comparisons of the income and expense, is provided below.

Net Interest Income

In 2006, net interest income was $7.5 million or 3.9% less than the 2005 level of $7.9 million, which in turn was 26.2% more than the 2004 level of $6.2 million.

Total interest income in 2006 was $15.6 million, a 10.6% increase over the 2005 level of $14.1 million, which was 37.1% higher than the 2004 level of $10.3 million. The year-over-year increase in interest income in 2006 was the result of slight increases in earning assets and increasing interest rates for the first half of the year. The increase in interest income in 2005 compared with 2004 was the result of earning asset growth and increasing rates for the full year of 2005. A large percentage of Monticello’s loans are tied to variable rate indices; accordingly, the income recognized on these loans fluctuates with changes in the market rate of interest. The average prime rates were 7.96%, 6.19%, and 4.34% for the years 2006, 2005, and 2004, respectively.

The following table details average balances of interest-earning assets and interest-bearing liabilities, the fully taxable equivalent amount of interest earned/paid thereon, and the fully taxable equivalent yield/rate for the years ended December 31, 2006, 2005, and 2004. The loan averages include loans on which the accrual of interest has been discontinued. Income on certain nonaccrual loans is recognized on a cash basis.

	Average Consolidated Balance Sheets and Net Interest Analysis on a Fully Tax-Equivalent Basis
	For the Years Ended December 31,
	2006			2005			2004
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	(Dollar amounts in thousands)

Assets
Earning assets:
Loans, net of unearned income	$200,305	$14,822	7.40%	$199,727	$13,536	6.78%	$160,893	$10,000	6.22%
Investment securities	10,176	636	6.25	9,705	511	5.27	7,676	410	5.34
Other earning assets	9,622	373	3.88	9,301	267	2.87	3,831	27	0.70

Total earning assets	220,103	15,831	7.19	218,733	14,314	6.54	172,400	10,437	6.05

Other assets	6,068			9,498			9,494

Total assets	$226,171			$228,231			$181,894

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
NOW and money market accounts	$58,690	2,626	4.47	$27,341	367	1.34	$24,370	473	1.94
Savings deposits	4,523	85	1.88	14,461	284	1.96	20,887	410	1.96
Time deposits	93,226	3,804	4.08	128,369	4,721	3.68	89,975	2,702	3.00
Federal funds purchased and FHLB advances	31,815	1,255	3.94	21,245	734	3.45	21,304	500	2.35
Subordinated debentures	3,093	224	7.24	3,093	182	5.88	119	5	4.20
Other borrowings	1,452	98	6.75	—	—	—	—	—	—

Total interest-bearing liabilities	192,799	8,092	4.20	194,509	6,288	3.23	156,655	4,090	2.61

Net interest spread		$7,739	2.99		$8,026	3.31		$6,347	3.44

Noninterest-bearing demand deposits	9,735			12,750			10,359
Accrued expenses and other liabilities	3,549			1,881			1,491
Stockholders’ equity	20,088			19,091			13,389
Total liabilities and stockholders’ equity	$226,171			$228,231			$181,894

Impact of noninterest-bearing sources and other changes in balance sheet composition			0.53			0.36			0.24

Net interest margin			3.52%			3.67%			3.68%

The following table reflects changes in our net interest margin as a result of changes in the volume and rate of our interest-bearing assets and liabilities. Changes as a result of mix or the number of days in the period have been allocated to the volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	Change in Interest Income and Expenses on a Tax-Equivalent Basis
	2006 Compared to 2005 Increase (Decrease) in Interest Income and Expense Due to Changes in:			2005 Compared to 2004 Increase (Decrease) in Interest Income and Expense Due to Changes in:
	Volume	Rate	Total	Volume	Rate	Total
	(Dollar amounts in thousands)

Interest-earning assets:
Loans, net of unearned income	$43	$1,243	$1,286	$2,633	$903	$3,536
Investment securities	29	96	125	107	(6)	101
Other earning assets	12	94	106	157	83	240

Total earning assets	84	1,433	1,517	2,897	980	3,877

Interest-bearing liabilities:
NOW and Money market accounts	1,401	858	2,259	40	(146)	(106)
Savings deposits	(187)	(12)	(199)	(126)	—	(126)
Time deposits	(1,434)	517	(917)	1,413	606	2,019
Federal funds purchased and FHLB advances	416	105	521	(2)	236	234
Subordinated debentures and other	—	42	42	175	2	177
Other borrowings	98	—	98	—	—	—

Total interest-bearing liabilities	294	1,510	1,804	1,500	698	2,198

Increase in net interest income	$(210)	$(77)	$(287)	$1,397	$282	$1,679

Provision for Loan Losses

The provision for loan and other losses for loans held-for-sale and loans held-for-investment charged to operations during 2006 was $459,000 compared to $1,411,000 in 2005, and $1,177,000 in 2004. In 2006, net charge-offs totaled $367,000, compared with $79,000 for 2005, and $698,000 for 2004. Net charge-offs as a percentage of average loans were 0.18% in 2006, 0.04% in 2005, and 0.43% in 2004.

The decrease in Monticello’s provision for loan losses in 2006 relative to 2005 was a result of its analysis of inherent risks in the loan portfolio in relation to the portfolio’s growth, the level of past due, charged-off, classified and nonperforming loans, as well as general economic conditions. While our nonperforming loans increased in 2006 over historical levels, one loan, which was subsequently paid off on March 19, 2007, totaled $2.0 million at December 31, 2006. Also, with the weakened real estate market, Monticello has seen a rise in nonaccrual loans and increases in foreclosure activity. While management anticipates no significant additions to the allowance for loan losses is warranted in the near term, Monticello may increase its provision for loan losses if conditions worsen in the real estate markets in which it operates.

Monticello outsources its loan review function to an experienced loan review company whose primary function is to effectively monitor the quality of the loan portfolio, assess loan policies, validate the internal loan risk management system, and provide enhancements to strengthen Monticello’s credit culture. The loan review company reviews all loans originated during the quarterly review period in excess of $500,000. Over the course of a year, substantially all large loan relationships (defined as over $1.0 million) are reviewed. This scope is designed to provide coverage of approximately 35% to 50% of the loan portfolio balances; however, the coverage was in excess of 50% for the three quarterly reviews conducted for 2006. In addition, Monticello’s credit administration staff reviews the loan portfolio on a quarterly basis to check on loan status and whether any loans need to be classified. Monticello’s loan review findings are presented to its management and board of directors.

Noninterest Income

Total noninterest income was $2.7 million for 2006, $4.1 million for 2005, and $5.8 million for 2004. The following table presents the primary components of noninterest income for 2006, 2005, and 2004.

	For the Years Ended December 31,
		Percent		Percent
	2006	Change	2005	Change	2004
	(Dollar amounts in thousands)

Net gains from sale of loans, net of provisions for derivative loan commitments	$815	(60.63)%	$2,070	(16.93)%	$2,492
Miscellaneous fees and service charges	1,603	(7.39)	1,731	(43.93)	3,087
Loan servicing fees, net	226	18.95	190	88.12	101
Net gains on sales of other real estate owned	26	(58.06)	62	—	—
Other	13	30.00	10	(91.94)	124

Total noninterest income	$2,683	(33.97)%	$4,063	(30.00)%	$5,804

Net gains from sale of loans were $815,000 or 30.4% of total noninterest income for 2006, compared with $2.1 million, or 50.9% for 2005 and $2.5 million, or 42.9% for 2004. Declines in loan originations and the sales of loans in 2006 were directly attributable to the declining residential real estate market. Monticello also experienced narrower profit margins in the mortgage banking division from competitive pressures, lower spreads, and added costs to package and sell loans in the current market environment.

Total miscellaneous fees and service charges (including non-sufficient funds fees) were $1.6 million or 59.7% of total noninterest income for 2006, compared with $1.7 million, or 42.6% for 2005 and $3.1 million, or 53.2% for 2004. The year-over-year increase is a direct reflection of the growth in Monticello’s core transaction deposit accounts and changes to its fee schedule. At the end of 2006, we had 2,197 transaction accounts compared with 1,656 transaction accounts at the end of 2005, an increase of 32.7%.

Other income components represent less than 10% of total noninterest income in each of the three years presented above.

Noninterest Expense

Total noninterest expense for 2006 was $7.6 million, compared to $7.6 million in 2005 and $6.5 million in 2004. Noninterest expense for 2006 included a decline of approximately $137,000 in salaries and benefits as a result of the slowdown in residential real estate lending during 2006. The following table represents the components of noninterest expense for the years ended December 31, 2006, 2005, and 2004.

	For the Years Ended December 31,
		Percent		Percent
	2006	Change	2005	Change	2004
	(Dollar amounts in thousands)

Salaries and employee benefits	$4,394	(3.02)%	$4,531	16.18%	$3,900
Occupancy and equipment	1,087	15.03	945	2.27	924
Marketing, professional, and legal fees	407	29.62	314	67.02	188
Loan underwriting and preparation fees	304	(22.65)	393	0.00	393
Loan servicing fees	204	(2.39)	209	63.28	128
Telephone	181	(2.69)	186	11.38	167
Regulatory fees and insurance premiums	185	5.71	175	47.06	119
Other operating expenses	817	(6.95)	878	32.43	663

Total noninterest expense	$7,579	(0.68)%	$7,631	17.73%	$6,482

Total salaries and benefits for 2006 declined by 3.0% over 2005, and 2005 increased by 16.2% over the 2004 level. The increase in 2005 over 2004 was related to the improved volume of residential real estate lending in 2005 and 2004. As of December 31, 2006 and 2005, Monticello had full time equivalent employees of 64 and 65, respectively, compared to 58 at December 31, 2004. Monticello’s average full time equivalent employees increased from 57 in 2004 to 61 in 2005, or 7%, and from 61 in 2005 to 66 in 2006, or 8%. However, from a peak of 68 at the end of the third quarter 2006, Monticello has declined by 4 to 64, which is consistent with the downturn in the residential real estate lending activity in its market areas.

Monticello’s occupancy and equipment expense increased due to higher utilities costs, depreciation, and technology costs.

The increase in marketing, professional, and legal fees for 2006 compared to 2005 was due to the additional costs associated with the OTS cease and desist order (see Note 20 to the audited consolidated financial statements) and increased collection activities with the rise in nonperforming loans during 2006. In 2005, audit, accounting, professional, and legal fees were higher than 2004 levels, which was consistent with our growth during the periods from 2002 to 2005. Increased regulatory compliance expenses including the implementation of an outsourced loan review function also contributed to higher levels.

The trend in Monticello’s other operating expenses generally reflects the spike in the residential real estate lending activities except for the increased regulatory supervision and expenses incurred in connection with regulatory fees, which were higher due to the OTS examinations and the cease and desist order principally in the period from 2004 to 2005. Also, SAIF insurance premiums were significantly higher in 2005 over 2004.

Income Taxes

Monticello recorded provision for income taxes of $103,000 in 2006, compared with $81,000 in 2005, and $54,000 in 2004. In 2003, Monticello’s stockholders elected “S” status under provisions of the Internal Revenue Code. The stockholders of an S Corporation report their respective share of income or loss on their personal tax returns. For tax purposes, Monticello was subject to a recapture tax in the amount of $156,000 on the loan loss reserves that existed at the election date of June 30, 2003, of which $39,000 was paid for the six months ended December 31, 2003, and the remaining $117,000 was to be spread over the next three years. At December 31, 2006, the recapture tax was fully paid. Monticello may also be subject to corporate tax for a period of ten years from July 1, 2003, on any built-in gains it had at the time of the S election. Monticello continues to pay state income taxes for its mortgage banking operations in Georgia.

Balance Sheet

Monticello ended 2006 with total assets of $228.0 million, a 1.8% increase over the year-end 2005 level of $223.9 million. Monticello’s asset growth slowed in 2006 from the growth levels of 2002-2005 due in part to restrictions placed on Monticello Bank by the OTS (see Note 20 to the audited consolidated financial statements) and the recent decline in residential real estate lending activity.

Loans

While loan demand weakened in the latter half of 2006, total loans increased 5.1% from year-end 2005 to year-end 2006 and 1.4% from year-end 2004 to year-end 2005. The following table presents a summary of the loan portfolio by category for the last five years.

	Loans Outstanding As of December 31,
		Percent		Percent		Percent		Percent
	2006	Change	2005	Change	2004	Change	2003	Change	2002
	(Dollar amounts in thousands)

Loans held-for-investment
Residential real estate — 1-4 family	$119,007	20.30%	$98,923	(27.72)%	$136,857	126.23%	$60,495	$86.34%	$32,464
Residential real estate — multi- family	5,542	134.04	2,368	162.82	901	998.78	82	(62.39)	218
Nonresidential real estate	42,230	59.90	26,411	59.93	16,514	82.39	9,054	(13.27)	10,439
Commercial loans	25,259	6.92	23,624	(5.78)	25,072	75.30	14,302	112.20	6,740
Consumer and other loans	2,259	(8.54)	2,470	63.90	1,507	(73.24)	5,631	24.28	4,531

Total	194,297	26.33	153,796	(14.96)	180,851	101.92	89,564	64.66	54,392
Loans held-for-sale
Mortgage loans held-for-sale	11,782	(72.14)	42,297	234.81	12,633	(52.18)	26,419	(22.31)	34,007

Total loans	$206,079	5.09%	$196,093	1.35%	$193,484	66.82%	$115,983	31.20%	$88,399

Residential real estate lending continues to be a focus for Monticello Bank, but it is subject to volatile market trends in the mortgage banking industry. As a result, Monticello’s residential real estate portfolio declined 5.1% in 2006 compared to 2005 and 4.5% in 2005 compared with 2004. Monticello’s largest volume growth has been in the commercial real estate sector, with increases of 59.9% in 2006 compared to 2005 and 59.9% in 2005 compared to 2004.

As of December 31, 2006, substantially all of Monticello’s loans currently are to customers located throughout the southeastern United States. Monticello is not dependent on any single customer or group of customers whose insolvency would have a material adverse effect on operations.

Asset Quality

The following table presents a summary of changes in the allowances for loan losses for the past five years. Monticello’s net charge-offs as a percentage of average loans for 2006 increased over 2005 but declined from 2004 at 0.18%, 0.04%, and 0.43%, respectively. The largest balance of our charge-offs are on real estate loans, which represent 86.7% of our loan portfolio at December 31, 2006. Commercial loan net charge-offs have declined from the peak in 2003. Monticello has experienced a spike in the level of nonperforming assets in 2006 over the levels of recent years, which is attributable to the weakened real estate market. However, estimated collateral values appear sufficient to cover Monticello’s carrying value of the loan portfolio and other real estate owned.

Analysis of Changes in Allowance for Loan Losses

	For the Years Ended December 31,
	2006	2005	2004	2003		2002
	(Dollar amounts in thousands)

Allowance for loan losses:
Beginning of year	$2,301	$969	$490	$729		$339
Provision for loan losses	459	1,411	1,177	990		412

Sub-total	2,760	2,380	1,667	1,719		751
Charge-off loans:
Real estate loans	389	496	138	630		—
Installment loans	2	268	21	4		—
Commercial loans	—	100	638	603		22

Total charged-off	391	864	797	1,237		22

Recoveries of charge-off loans:
Real estate loans	23	379	29	7		—
Installment loans	—	23	14	1		—
Commercial loans	1	383	56	—		—

Total recoveries	24	785	99	8		—

Net charged-off loans	367	79	698	1,229		22

Allowance for loan losses — end of year	$2,393	$2,301	$969	$490		$729

As a percentage of year-to-date average loans:
Net loans charged-off	0.18%	0.04%	0.43%	(*	)	(*	)
Provision for loan losses	0.23	0.71	0.73	(*	)	(*	)
Allowance for loan losses as a percentage of:
Year end loans	1.16%	1.17%	0.50%	0.42%		0.82%
Nonperforming assets	38.97	103.70	42.31	28.50		49.19

(*)	Average balances not readily available for these periods.

The following table presents the allocation of the allowance for loan losses for each respective loan category with the corresponding percent of loans in each category to total loans. The comprehensive allowance analysis developed by our credit administration group enables us to allocate the allowance based on risk elements within the portfolio.

Allocation of the Allowance for Loan Losses

	For the Years Ended December 31,
	2006		2005		2004
		Percent		Percent		Percent
		of Loans		of Loans		of Loans
		in Each		in Each		in Each
		Category		Category		Category
		to Total		to Total		to Total
	Amount	Loans	Amount	Loans	Amount	Loans
	(Dollar amounts in thousands)

Mortgage	$585	86.65%	$968	86.69%	$140	86.26%
Commercial	986	12.26	660	12.05	740	12.96
Consumer	—	1.09	—	1.26	—	0.78
Unallocated	822	—	673	—	89	—

Total	$2,393	100.0%	$2,301	100.0%	$969	100.0%

The following table presents maturities by major loan classifications and the sensitivity of loans to changes in interest rates within each maturity category at December 31, 2006:

Maturities of Loan Portfolio

		After One	After
	Within	Through	Five
	One Year	Five Years	Years	Total
	(Dollar amounts in thousands)

Mortgage	$17,164	$1,333	$96,495	$114,992
Commercial	42,592	34,736	11,500	88,828
Consumer	120	1,291	848	2,259

Total loans	$59,876	$37,360	$108,843	$206,079

Fixed-rate loans	$12,323	$18,337	$86,573	$117,233
Variable-rate loans	47,553	19,023	22,270	88,846

Total loans	$59,876	$37,360	$108,843	$206,079

Nonperforming Assets

Nonaccrual loans totaled $4.4 million, $1.1 million, and $1.7 million as of December 31, 2006, 2005, and 2004, respectively. All of the nonaccrual loans at December 31, 2006 were secured by real estate or SBA guarantees. Also, on March 19, 2007, the largest nonaccrual loan of $2.0 million was fully paid off. All of these loans have been written down to the estimated fair market value of the collateral. There are only nominal amounts of loans 90 days or more past due that remain on an accruing status at the end of 2006, 2004, and 2003. The table below summarizes our nonperforming assets for the last five years.

Nonperforming Assets

	As of December 31,
	2006	2005	2004	2003	2002
	(Dollar amounts in thousands)

Nonaccrual (impaired loans)	$4,414	$1,137	$1,723	$1,261	$1,280
Loans past due 90+ days	150	—	124	184	—
Other real estate owned	1,576	1,082	443	274	202

Total nonperforming assets	$6,140	$2,219	$2,290	$1,719	$1,482

Investment Securities and Other Assets

The following table indicates the amortized cost of the portfolio of investment securities held-to-maturity at the end of the last three years:

	Amortized Cost as of December 31,
	2006	2005	2004
	(Dollar amounts in thousands)

Investment securities held-to-maturity:
Municipal securities	$8,053	$8,067	$8,105
Corporate securities	14	14	14

Total investment securities held to-maturity	$8,067	$8,081	$8,119

The amortized cost of securities in our portfolio totaled $8.1 million at both December 31, 2006 and 2005. The following table provides the amortized cost of our securities as of December 31, 2006 by their stated maturities (this maturity schedule excludes security prepayment and call features), as well as the tax equivalent yields for each maturity range.

Maturity of Investment Securities — Amortized Cost
As of December 31, 2006

	Less than	One Year to	Five Years	More Than
	One Year	Five Years	to Ten Years	Ten Years
	(Dollar amounts in thousands)

Municipal securities — tax-exempt	$—	$233	$1,167	$6,653
Corporate securities	—	—	—	14

Total	$—	$233	$1,167	$6,667

Tax equivalent yield	0.00%	6.01%	5.70%	5.99%

Deposits and Other Borrowings

Total deposits decreased by 10.7% from year-end 2005 to year-end 2006.

Other borrowings (which include FHLB advances, borrowed funds, and transfers of loans accounted for as other borrowings) were $51.4 million as of December 31, 2006, compared to $28.1 million at December 31, 2005. Monticello’s decline in deposits was more than offset by the increase of 83.1% in other borrowed funds, which was principally from short-term FHLB advances that carried a weighted average interest rate of 5.49% in 2006 and totaled $17.2 million at December 31, 2006.

The following table details the maturities and rates of Monticello’s long-term borrowings from the Federal Home Loan Bank of Atlanta, as of December 31, 2006:

Borrow Date	Type	Principal	Term	Rate		Maturity

9/26/2003	Variable rate advance	$5,000,000	5 years	4.02	%(*)	9/26/2008
4/16/2004	Fixed rate advance, convertible to LIBOR-based floating rate by FHLB on April 16, 2008	10,000,000	10 years	3.33		4/16/2014
6/24/2005	Fixed rate advance, convertible to LIBOR-based floating rate by FHLB on June 24, 2010	10,000,000	10 years	3.71		6/24/2015
9/26/2006	Fixed rate advance, convertible quarterly to LIBOR-based floating rate by FHLB on March 26, 2007	3,200,000	10 years	4.07		9/26/2016

				3.63%

(*)	Weighted average rate in 2006.

For amounts and rates of our deposits by category, see the table “Average Consolidated Balance Sheets and Net Interest Analysis on a Fully Tax-Equivalent Basis” under the sub heading “Net Interest Income.”

Interest Rate Sensitivity

Financial institutions are subject to interest rate risk to the degree that their interest-bearing liabilities (consisting principally of customer deposits) mature or reprice more or less frequently, or on a different basis, than their interest-earning assets (generally consisting of intermediate or long-term loans and investment securities). The match between the scheduled repricing and maturities of our earning assets and liabilities with defined time periods is referred to as “gap” analysis. At December 31, 2006, Monticello’s cumulative one-year gap was a negative (or liability sensitive) $71.4 million, or 32.2% of total earning assets. This means Monticello has more interest-bearing liabilities than interest-earning assets expected to reprice within one year. The re-pricing of our liabilities in what seems to be a rising rate environment is expected to put pressure on Monticello’s margin; however, Monticello continues to take measures to mitigate this impact. The longer maturity earning assets are in Monticello’s loan portfolio; the following table does not take into consideration the cash flows that occur due to pre-payments.

Interest Rate Gap Analysis
As of December 31, 2006

		After Three	After One	After Five
		Months	Year	Years
	Within Three	but Within	but within	and Non-Rate
	Months	One Year	Five Years	Sensitive	Total
	(Dollar amounts in thousands)

Assets
Loans and leases	$20,811	$39,610	$39,535	$106,668	$206,624
Securities portfolio	—	—	233	10,423	10,656
Other earning assets	4,375	—	—	—	4,375

Total interest-earning assets	25,186	39,610	39,768	117,091	221,655

Liabilities
Transaction accounts	3,023	—	—	—	3,023
Money market deposit accounts	60,320	—	—	—	60,320
Other savings accounts	2,957	—	—	—	2,957
Certificates of deposit	12,173	37,570	29,222	—	78,965
Short-term borrowings	17,200	—	—	—	17,200
FHLB advances and other borrowings	2,955	—	5,000	23,200	31,155
Subordinated debentures	—	—	—	3,093	3,093

Total interest-bearing liabilities	98,628	37,570	34,222	26,293	196,713

Interest sensitivity gap	$(73,442)	$2,040	$5,546	$90,798	$24,942

Cumulative sensitivity gap	$(73,442)	$(71,402)	$(65,856)	$24,942

Liquidity

Liquidity is defined as Monticello’s ability to generate sufficient cash to fund current loan demand, deposit withdrawals, or other cash demands and disbursement needs, and otherwise to operate on an ongoing basis.

The retention of existing deposits and attraction of new deposit sources through new and existing customers is critical to Monticello’s liquidity position. Through Monticello’s banking offices, it offers a variety of deposit products at competitive market interest rates. Ensuring competitive rates and terms generally assists in the retention of maturing time deposits and liquid deposits. In the event of compression in liquidity due to a run-off in deposits, Monticello has a liquidity policy and procedure that provides for certain actions under varying liquidity conditions. These actions include borrowing from the Federal Home Loan Bank of Atlanta and existing correspondent banks, selling or participating loans, and the curtailment of loan commitments and funding. At December 31, 2006, Monticello’s liquid assets, represented by cash and due from banks totaled $5.3 million. Additionally, Monticello had available a $2.0 million unsecured line of credit with its primary correspondent bank, and Monticello’s subsidiary bank had additional borrowing availability at the Federal Home Loan Bank of Atlanta of approximately $0.2 million to meet short term funding needs. Monticello believes these sources of funding are adequate to meet anticipated funding needs. Management meets on a weekly basis to review sources and uses of funding to determine the appropriate strategy to ensure an appropriate level of liquidity, and Monticello has increased its focus on the generation of core deposit funding to supplement its liquidity position. At the current time, Monticello’s long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals.

The following table reflects the contractual maturities of Monticello’s term liabilities as of December 31, 2006. The amounts shown do not reflect any early withdrawal or prepayment assumptions.

Contractual Obligations
As of December 31, 2006

			Over	Over
		One year	One to	Three to	More Than
	Total	or Less	Three Years	Five Years	Five Years
	(Dollar amounts in thousands)

Certificates of deposit(1)	$78,965	$49,743	$24,988	$4,234	$—
FHLB short-term borrowings	17,200	17,200	—	—	—
Operating lease obligations	—	—	—	—	—
FHLB advances and other borrowings	28,200	—	5,000	—	23,200
Other borrowings	2,955	2,955	—	—	—
Subordinated debentures(2)	3,093	—	—	—	3,093

Total	$130,413	$69,898	$29,988	$4,234	$26,293

(1)	Certificates of deposit give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal.

(2)	The junior subordinated debentures have $3,000,000 that may be redeemed at par at our option after December 15, 2009.

Capital Resources

The following table compares the required capital ratios to the actual capital ratios maintained by Monticello Bank as of December 31, 2006.

			Actual
	Well	Adequately	Monticello
	Capitalized	Capitalized	Bank

December 31, 2006
Tier 1 capital to risk-weighted assets	6.0%	4.0%	13.68%
Total capital to risk-weighted assets	10.0	8.0	14.91
Tier 1 capital to adjusted total assets	5.0	4.0	9.99
December 31, 2005
Tier 1 capital to risk-weighted assets	6.0%	4.0%	15.03%
Total capital to risk-weighted assets	10.0	8.0	16.28
Tier 1 capital to adjusted total assets	5.0	4.0	10.21
December 31, 2004
Tier 1 capital to risk-weighted assets	6.0%	4.0%	11.47%
Total capital to risk-weighted assets	10.0	8.0	11.79
Tier 1 capital to adjusted total assets	5.0	4.0	8.81

Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein concerning Monticello have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on Monticello’s performance than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Monticello’s interest rate risk management is the responsibility of the Asset/Liability Committee of its subsidiary bank. The Asset/Liability Committee has established policies and limits for management to monitor, measure, and coordinate the sources, uses, and pricing of funds. The Asset/Liability Committee makes reports to Monticello Bank’s board of directors on a monthly basis.

Quantitative and Qualitative Disclosure About Market Risks

Interest rate risk is one of the most significant market risks affecting Monticello Bank. Other types of market risk, such as foreign currency risk and commodity price risk, do not arise in the normal course of its business activities. Interest rate risk can be defined as the exposure to changes in market interest rates that could adversely affect our net interest income or market value of equity. The ongoing monitoring and management of this risk is an important component of our asset and liability management process, which is governed by policies established by the board of directors of Monticello’s subsidiary bank, and carried out by the Asset/Liability Committee. The Committee’s objectives are to manage exposure to interest rate risk over both the one year planning cycle and the longer term strategic horizon while, at the same time, ensuring a stable and steadily increasing flow of net interest income. Interest rate risk management activities include establishing guidelines for the repricing characteristics of new business flow, pricing of deposit products, and investment security purchase and sale strategies.

Monticello’s primary measurement of interest rate risk consists of projections of the interest rate sensitivity of its net portfolio value (NPV), which is determined through computerized modeling generated by the Risk Modeling and Analysis Division of the OTS on a quarterly basis. The modeling assumes a static balance sheet, and incorporates the balances, rates, maturities and repricing characteristics of all of Monticello’s subsidiary bank’s existing assets and liabilities, including off-balance sheet financial instruments. NPV is first computed under the model assuming no change in market interest rates. These results are then compared to the results of other interest rate scenarios where interest rates are moved (shocked) up and down 100 and 200 basis points (BP). Monticello compares the changes in the NPV of the Monticello Bank’s existing assets and liabilities, including off-balance sheet financial instruments, in the shock-up and shock-down scenarios to the NPV and estimated values of Monticello Bank’s existing assets and liabilities, including off-balance sheet financial instruments, in an unchanged rate scenario. The Asset/Liability Committee utilizes the results of this modeling (shock modeling) to quantify the estimated exposure of our NPV to changes in market interest rates.

The results of the December 31, 2006 shock modeling suggested exposure in the level of NPV to changes in interest rates. Monticello Bank’s net portfolio value is exposed to increases in interest rates for the next 12-month period. However, the amount of the exposure is within Monticello Bank’s policy limits. The static shock model scenarios considered changes of 100 and 200 basis points during a 12-month period. The model assumes in the decreasing rate scenarios the existence of hypothetical floors on NOW account deposits, savings deposits and money market deposits. These floors limit the cost reductions for these deposits in a decreasing interest rate environment given the current historically low levels of market interest rates. The model also takes into consideration changing prepayment speeds for the loan portfolio in the varying interest rate environments.

Interest Rate Risk
Sensitivity of NPV Summary
As of December 31, 2006

	Down 200 BP	Down 100 BP	Current	Up 100BP	Up 200 BP
	(Dollar amounts in thousands)

Net portfolio value	$29,117	$29,462	$28,344	$25,811	$22,844
$ change in NPV	773	1,118		(2,533)	(5,500)
% change in NPV	2.73%	3.94%		(8.94)%	(19.40)%

Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan and security prepayments, deposit run-offs and pricing and reinvestment strategies, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions we may take in response to changes in interest rates. Monticello cannot assure you that its actual net interest income would increase or decrease by the amounts computed by the simulations.

Monticello also monitors the repricing terms of its assets and liabilities through gap matrix reports for the rates in unchanged, rising and falling interest rate scenarios. The reports illustrate, at designated time frames, the dollar amount of assets and liabilities maturing or repricing.

Off-Balance Sheet Arrangements

Monticello is party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Monticello’s exposure to credit loss is represented by the contractual amount of these commitments. Monticello follows the same credit policies in making these commitments as it does for on-balance-sheet instruments.

Monticello’s maximum exposure to credit risk for unfunded loan commitments and standby letters of credit at December 31, 2006, 2005, and 2004 is presented in the following table.

		As of December 31,
	2006	2005	2004

Commitments to extend credit
Undisbursed portion of mortgage construction loans	$9,256	$26,165	$77,844
1-4 family residential dwelling	11,154	4,190	3,584
Other lines-of-credit	1,765	1,705	1,961

	22,175	32,060	83,389
Standby letters of credit	70	87	23

	$22,245	$32,147	$83,412

Commitments to extend credit are agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Monticello evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral, if any, Monticello obtains on an extension of credit is based on its credit evaluation of the customer.

Recent Accounting Developments

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing Financial Assets, an amendment of SFAS No. 140 (SFAS 156). This statement amends SFAS 140 to require that all separately recognized servicing assets and liabilities be initially measured at fair value, if practical. The effective date of this statement is as of the beginning of its first fiscal year that begins after September 15, 2006; however, early adoption is permitted as of the beginning of any fiscal year, provided the entity has not issued financial statements for the interim period. The initial recognition and measurement of servicing assets and servicing liabilities are required to be applied prospectively to transactions occurring after the effective date. The adoption of SFAS 156 is not expected to materially impact Monticello’s financial position, results of operations, or liquidity.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 for the year beginning January 1, 2007. The adoption of FIN 48 is not expected to materially impact Monticello’s financial position, results of operations, or liquidity.

In September, 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. In developing this statement, the FASB considered the need for increased consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 is not expected to materially impact Monticello’s financial position, results of operations, or liquidity.

In September 2006, the FASB reached a consensus on EITF No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.  The Task Force addressed the issue of how an employer should account for the deferred compensation or postretirement or postemployment benefit aspects of a split-dollar life insurance arrangement that is, in substance, an endorsement type of policy. The Task Force believes that an employer should recognize a liability for future benefits in accordance with SFAS 106 (if, in substance, a postretirement benefit plan exists) or APB Opinion 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. For example, if the employer has effectively agreed to maintain a life insurance policy during the employee’s retirement, the cost of the insurance policy during postretirement periods should be accrued in accordance with either SFAS 106 or APB Opinion 12. Similarly, if the employer has effectively agreed to provide the employee with a death benefit, the employer should accrue, over the service period, a liability for the actuarial present value of the future death benefit as of the employee’s expected retirement date, in accordance with either SFAS 106 or APB Opinion 12. This consensus is to be applied to fiscal years beginning after December 15, 2007, with earlier application permitted. Monticello has not completed its evaluation of this EITF; however, the initial assessment is that adoption will not materially impact its financial position, results of operations, or liquidity.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 (SFAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. Monticello has not completed its evaluation of this statement; however, the initial assessment is that adoption will not materially impact its financial position, results of operations, or liquidity.

WHERE YOU CAN FIND MORE INFORMATION

You may obtain more information about CapitalSouth from its website at http://www.capitalsouthbank.com. In addition, you can also obtain more information about CapitalSouth by reviewing the information that it is required by the Securities Exchange Act of 1934 to file with the SEC. The information that CapitalSouth is required to file includes, among other things, information about its business, operations and financial condition, executive compensation and other information about its management. You may read and copy this information at the following locations of the SEC:

Public Reference Room
100 F Street, N.E.
Washington D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including CapitalSouth, who file information electronically with the SEC. The web site address is http://www.sec.gov.

CapitalSouth has filed a registration statement on Form S-4 with the SEC that registers the CapitalSouth common stock to be issued in the merger. This joint proxy statement-prospectus is a part of that registration statement and constitutes a prospectus and proxy statement of CapitalSouth and a proxy statement of Monticello for the special meetings to be held of the CapitalSouth stockholders and the Monticello shareholders.

This joint proxy statement-prospectus does not contain all of the information in the registration statement. Please refer to the registration statement for further information about CapitalSouth and Monticello and the CapitalSouth common stock to be issued in the merger. Statements contained in this joint proxy statement-prospectus concerning the provisions of certain documents included in the registration statement are not necessarily complete. A complete copy of each document is filed as an exhibit to the registration statement. You may obtain copies of all or any part of the registration statement, including exhibits thereto, upon payment of the prescribed fees, at the offices of the SEC listed above.

This joint proxy statement-prospectus incorporates by reference important business and financial information about CapitalSouth that is not included in or delivered with the joint proxy statement-prospectus.

You can request copies of the documents incorporated by reference in this document by requesting them in writing or by telephone from:

Ms. Carol W. Marsh
Chief Financial Officer
CapitalSouth Bancorp
2340 Woodcrest Place, Suite 200
Birmingham, Alabama 35203
Telephone Number: (205) 870-1939

Please request documents by          , 2007, in order to receive them before the meeting of the stockholders of CapitalSouth and the meeting of shareholders of Monticello. If you request any documents incorporated by reference from CapitalSouth, CapitalSouth will mail them to you promptly by first class mail or similar means.

You should rely only on the information contained in this document or contained in the documents that are incorporated by reference into this document. Neither Monticello nor CapitalSouth have authorized anyone to provide you with any information that differs from, or adds to, the information in this joint proxy statement-prospectus. Therefore, if anyone does give you different or additional information, you should not rely on it. The information contained in this document is correct as of the date of this document. It may not continue to be correct after this date. Monticello supplied all of the information contained in this document about Monticello and its subsidiaries and CapitalSouth supplied all of the information contained in this document about CapitalSouth and its subsidiaries. Each of Monticello and CapitalSouth is relying on the correctness of the information supplied by the other.

OTHER EXPERTS

The consolidated financial statements of CapitalSouth as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, have been included herein and elsewhere in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Monticello as of December 31, 2006, 2005 and 2004, and for the years then ended, have been incorporated by reference in this document and elsewhere in this registration statement have been audited by Stevens, Powell & Company, P.A., independent auditors, as indicated in its reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

LEGAL COUNSEL

Bradley Arant Rose & White LLP, a law firm located in Birmingham, Alabama and counsel for CapitalSouth, will give an opinion as to the legality of the shares of CapitalSouth common stock to be issued in connection with the merger and will give an opinion on the federal income tax consequences involved in the merger. As of the date of this joint proxy statement-prospectus, the partners and associates of Bradley Arant Rose & White LLP beneficially owned approximately 30,345 shares of CapitalSouth common stock.

SUBMISSION OF STOCKHOLDER AND SHAREHOLDER PROPOSALS AND OTHER MATTERS

CapitalSouth

Stockholder proposals submitted for consideration at the 2008 annual meeting of stockholders must be received by CapitalSouth no later than December 14, 2007 to be included in the 2008 proxy materials. A stockholder must notify CapitalSouth before February 28, 2008 of a proposal for the 2008 annual meeting which the stockholder intends to present other than by inclusion in CapitalSouth’s proxy material. If CapitalSouth does not receive such notice prior to February 28, 2008 proxies solicited by the management of CapitalSouth will confer discretionary authority upon the management of CapitalSouth to vote upon any such matter.

CapitalSouth’s board of directors does not know of any matters to be presented for consideration at the special meeting of the CapitalSouth stockholders called to consider the proposed merger with Monticello other than those matters that are described in this joint proxy statement-prospectus and in the notice of meeting accompanying this document. If any other matters properly come before the meeting for consideration, it is the intention of the persons named in the accompanying proxy to vote the shares of CapitalSouth common stock in accordance with their best judgment with respect to such other matters.

Index to Consolidated Financial Statements

Audited Consolidated Financial Statements of CapitalSouth:

Unaudited Consolidated Financial Statements of CapitalSouth:

Audited Consolidated Financial Statements of Monticello:

Unaudited Consolidated Condensed Financial Statements of Monticello:

Unaudited Pro Forma Combined Financial Statements:

Report of Independent Registered Public Accounting Firm

The Board of Directors
CapitalSouth Bancorp:

We have audited the accompanying consolidated balance sheets of CapitalSouth Bancorp and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CapitalSouth Bancorp and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/  KPMG LLP

Birmingham, Alabama
March 28, 2007

CAPITALSOUTH BANCORP AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2006 and 2005

	2006	2005

ASSETS
Cash and cash equivalents	$7,363,524	10,585,682
Federal funds sold	81,160	111,846
Securities available — for — sale	46,917,794	35,866,316
Securities held — to — maturity, fair values of $31,073,481 and $28,381,029 at December 31, 2006 and 2005, respectively	31,828,892	29,155,869
Federal Home Loan Bank stock	2,045,100	2,122,400
Federal Reserve Bank stock	905,450	741,700
Loans	374,907,620	327,220,975
Allowance for loan losses	(4,328,629)	(3,856,092)

Net loans	370,578,991	323,364,883
Premises and equipment, net	10,648,699	10,707,683
Bank — owned life insurance	4,556,413	4,382,341
Other assets	7,062,840	6,469,173

Total assets	$481,988,863	423,507,893

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Interest — bearing	$348,561,420	282,433,935
Noninterest — bearing	52,735,182	46,995,451

Total deposits	401,296,602	329,429,386
Federal funds purchased	20,474,100	26,940,900
Borrowed funds	6,000,000	6,000,000
Repurchase agreements	658,933	11,778,476
Subordinated debentures	7,733,000	7,733,000
Other liabilities	4,477,839	4,752,221

Total liabilities	440,640,474	386,633,983

Stockholders’ equity:
Preferred stock, $0.01 par value. Authorized 500,000 shares; issued and outstanding none	—	—
Common stock, $1 par value. Authorized 7,500,000 shares at December 31, 2006 and December 31, 2005; issued 3,060,764 and 2,937,500 shares at December 31, 2006 and December 31, 2005, respectively; outstanding 2,975,934 and 2,852,670 shares at December 31, 2006 and December 31,

2005, respectively	3,060,764	2,937,500
Treasury stock, at cost, 84,830 shares in 2006 and 2005	(1,255,060)	(1,255,060)
Paid — in surplus	26,296,512	24,490,875
Retained earnings	13,664,522	11,271,215
Accumulated other comprehensive loss, net	(418,349)	(570,620)

Total stockholders’ equity	41,348,389	36,873,910

Total liabilities and stockholders’ equity	$481,988,863	423,507,893

See accompanying notes to consolidated financial statements.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

Consolidated Statements of Income
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Interest income:
Interest and fees on loans	$28,127,083	19,411,739	12,845,987
Interest on securities	2,646,267	2,210,865	2,247,567
Interest on other earning assets	317,711	296,840	116,252

Total interest income	31,091,061	21,919,444	15,209,806

Interest expense:
Interest on deposits	13,491,726	7,322,337	3,769,789
Interest on debt	1,835,627	1,554,051	1,404,402

Total interest expense	15,327,353	8,876,388	5,174,191

Net interest income	15,763,708	13,043,056	10,035,615
Provision for loan losses	621,306	913,773	847,305

Net interest income after provision for loan losses	15,142,402	12,129,283	9,188,310

Noninterest income:
Service charges on deposits	1,129,950	966,845	800,922
Investment banking income, net	168,229	144,697	155,679
Gain on sale of available — for — sale securities, net	—	—	693
Business Capital Group loan income	578,148	1,031,064	799,926
Bank — owned life insurance	174,072	177,917	171,620
Gain on sale of nonmarketable equity securities	1,054,832	—	—
Other noninterest income	184,962	231,495	131,302

Total noninterest income	3,290,193	2,552,018	2,060,142

Noninterest expense:
Salaries and employee benefits	7,865,884	6,060,645	4,767,717
Occupancy and equipment expense	2,206,064	1,715,465	1,351,718
Professional fees	1,248,171	585,416	643,065
Advertising	489,009	325,461	347,649
Other noninterest expense	2,115,958	2,153,114	1,278,427

Total noninterest expense	13,925,086	10,840,101	8,388,576

Income before provision for income taxes	4,507,509	3,841,200	2,859,876
Provision for income taxes	1,579,212	1,264,318	983,351

Net income	$2,928,297	2,576,882	1,876,525

Basic earnings per share	$0.99	1.13	0.84
Basic weighted average shares outstanding	2,964,041	2,271,878	2,233,506
Diluted earnings per share	$0.97	1.12	0.83
Diluted weighted average shares outstanding	3,020,668	2,304,349	2,268,886

See accompanying notes to consolidated financial statements.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)
Years Ended December 31, 2006, 2005 and 2004

						Accumulated
						Other
	Common Stock					comprehensive	Total
	Shares		Treasury	Paid in	Retained	Income	Stockholders’
	Outstanding	Amount	Stock	Surplus	Earnings	(Loss), Net	Equity

Balance, December 31, 2003	2,230,085	$2,314,915	(1,255,060)	14,946,666	7,704,837	(438,142)	23,273,216
Comprehensive income:
Net income	0	0	0	0	1,876,525	0	1,876,525
Change in unrealized gain (loss) on securities available — for — sale, net	0	0	0	0	0	189,316	189,316

Total comprehensive income							2,065,841
Dividends declared ($0.18 per share)	0	0	0	0	(377,107)	0	(377,107)
Issuance of common stock,	0	0	0	0	0	0	0
Common stock issued for director fees	11,598	11,598	0	156,772	0	0	168,370

Balance, December 31, 2004	2,241,683	2,326,513	(1,255,060)	15,103,438	9,204,255	(248,826)	25,130,320
Comprehensive income:
Net income	0	0	0	0	2,576,882	0	2,576,882
Change in unrealized gain (loss) on securities available — for — sale, net	0	0	0	0	0	(321,794)	(321,794)

Total comprehensive income							2,255,088
Dividends declared ($0.20 per share)	0	0	0	0	(509,922)	0	(509,922)
Issuance of common stock, net of offering expenses	600,000	600,000	0	9,206,738	0	0	9,806,738
Common stock issued for director fees net of offering expenses	10,887	10,887	0	163,552	0	0	174,439
Exercise of stock options, including tax benefit	100	100	0	1,200	0	0	1,300
Share based compensation	0	0	0	15,947	0	0	15,947

Balance, December 31, 2005	2,852,670	2,937,500	(1,255,060)	24,490,875	11,271,215	(570,620)	36,873,910
Comprehensive income:
Net income	0	0	0	0	2,928,297	0	2,928,297
Change in unrealized gain (loss) on securities available — for — sale, net	0	0	0	0	0	152,271	152,271

Total comprehensive income							3,080,568
Dividends declared ($0.18 per share)	0	0	0	0	(534,990)	0	(534,990)
Issuance of common stock, net of offering expenses	90,000	90,000	0	1,479,375	0	0	1,569,375
Common stock issued for director fees net of offering expenses	12,106	12,106	0	234,667	0	0	246,773
Exercise of stock options,
including tax benefit	21,158	21,158	0	(78,605)	0	0	(57,447)
Share based compensation	0	0	0	170,200	0	0	170,200

Balance, December 31, 2006	2,975,934	$3,060,764	(1,255,060)	26,296,512	13,664,522	(418,349)	41,348,389

See accompanying notes to consolidated financial statements.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005, and 2004

	2006	2005	2004

Cash flows from operating activities:
Net income	$2,928,297	2,576,882	1,876,525
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	973,033	837,172	566,289
Provision for loan losses	621,306	913,773	847,305
Deferred tax benefit	(187,546)	(298,453)	(133,882)
Amortization and accretion on securities, net	89,049	175,868	350,168
Director fees, paid in common stock	246,773	175,190	168,370
Share based compensation	170,200	15,947	0
Gain on sale of nonmarketable equity securities	(1,054,832)	0	0
Loss (gain) on other real estate owned	2,014	17,294	(10,969)
(Gain) loss on disposal of premises and equipment	(1,257)	29,352	0
Gain on sale of loans and securities	0	(17,878)	(154,240)
Originations of loans held-for-sale	0	(287,200)	(1,984,200)
Proceeds from sale of loans	0	305,078	2,866,000
Excess tax benefits on exercise of stock options	(101,389)	0	0
Net increase in other assets	(852,861)	(586,774)	(1,155,816)
Net (decrease) increase in other liabilities	(66,282)	1,560,184	1,789,150

Net cash provided by operating activities	2,766,505	5,416,435	5,024,700

Cash flows from investing activities:
Purchases of securities available-for-sale	(20,709,582)	(12,227,612)	(16,431,458)
Proceeds from sales, maturities and calls of securities available-for-sale	9,854,003	4,124,720	19,993,110
Purchases of securities held-to-maturity	(5,336,059)	0	(1,014,730)
Proceeds from maturities of securities held-to-maturity	2,612,351	3,818,444	4,479,387
Purchases of nonmarketable equity securities	(448,776)	0	0
Proceeds from sale of nonmarketable equity securities	2,003,608	0	0
Net sales (purchases) of FHLB stock	77,300	(181,200)	592,900
Net (purchases) sales of Federal Reserve Bank stock	(163,750)	(147,450)	3,004
Loan originations, net	(48,753,914)	(40,773,464)	(46,533,287)
Purchases of loans	0	(28,134,647)	(7,216,948)
Purchases of premises and equipment	(1,232,866)	(6,128,150)	(3,249,885)
Proceeds from disposal of premises and equipment	320,074	0	0
Proceeds from the sale of other real estate owned	607,163	277,086	195,834
Purchase of Florida banking charter	0	(1,270,219)	0

Net cash used in investing activities	(61,170,448)	(80,642,492)	(49,182,073)

Cash flows from financing activities:
Net increase in deposits	71,867,216	67,898,652	59,025,471
Net (decrease) increase in federal funds purchased	(6,466,800)	9,588,000	(15,035,250)
Net decrease in borrowed funds	0	(4,851,408)	(5,076,850)
Net decrease in notes payable	0	(1,205,000)	0
Net (decrease) increase in repurchase agreements	(11,119,543)	(1,738,861)	1,831,679
Cash dividends paid	(641,702)	(426,369)	(353,799)
Net proceeds from issuance of common stock	1,569,375	9,805,987	0
Exercise of stock options	0	1,300	0
Withholding taxes paid relating to stock option exercise	(158,836)	0	0
Proceeds from issuance of subordinated debentures	0	2,733,000	0
Excess tax benefits on exercise of stock options	101,389	0	0

Net cash provided by financing activities	55,151,099	81,805,301	40,391,251

Net (decrease) increase in cash and cash equivalents	(3,252,844)	6,579,244	(3,766,122)
Cash and cash equivalents, beginning of period	10,697,528	4,118,284	7,884,406

Cash and cash equivalents, end of period	$7,444,684	10,697,528	4,118,284

Supplemental information on cash payments:
Interest paid	$15,225,358	7,594,075	5,015,416
Income taxes paid	1,552,567	1,810,018	668,241
Supplemental information on noncash transactions:
Transfers of mortgage loans to other real estate owned	918,500	137,800	200,834
Transfers of securities available-for-sale to securities held-to-maturity	0	0	10,070,942

See accompanying notes to consolidated financial statements.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Summary of Business and Significant Accounting Policies

(a)	Business and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CapitalSouth Bancorp (the Parent), and its wholly-owned subsidiary, CapitalSouth Bank (including its wholly-owned subsidiaries, Security Mutual Financial Services, Inc. and CapitalSouth Insurance, Inc.) (the Bank). The Bank is engaged in the business of obtaining funds, primarily in the form of deposits, and investing such funds in investment securities and commercial, real estate, consumer, and other loans in Birmingham, Huntsville, and Montgomery, Alabama, and in Jacksonville, Florida and the surrounding areas. CapitalSouth Bank’s subsidiary, Security Mutual Financial Services, Inc. (Security Mutual), currently services a portfolio of real estate mortgages, retail installment sales contracts, and other loans it owns, but no longer actively originates loans. The consolidated group is referred to herein as the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

On November 3, 2006, the Parent’s wholly owned subsidiary, Capital Bank, was merged into CapitalSouth Bank.

(b)	Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and with general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near — term relate to the estimation of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the estimation of the allowance for loan losses and real estate owned, management obtains independent appraisals for significant properties.

(c)	Cash and Cash Equivalents

For purposes of reporting in the accompanying statements of cash flows, cash and cash equivalents include: cash on hand, cash due from banks, and federal funds sold. Generally, federal funds are sold for one — day periods.

The Bank is required to maintain certain average cash reserve balances with the Federal Reserve Bank in accordance with Federal Reserve Bank requirements. There were no required balances as of December 31, 2006 and 2005.

(d)	Securities

Securities designated as available — for — sale are carried at fair value. However, the unrealized difference between amortized cost and fair value of securities available — for — sale is excluded from net income and is reported, net of deferred taxes, as a component of stockholders’ equity. This caption includes securities that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes. Securities held — to — maturity are carried at amortized cost, as the Company has the ability and management has the positive intent to hold these securities to maturity.

Amortization of premiums and discounts are computed under the interest method. Declines in value determined to be other than temporary are charged to earnings. The specific identification method is used to determine realized gains or losses on sales of securities.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Summary of Business and Significant Accounting Policies, Continued

(e)	Loans Held — for — Sale

The Company originates loans under various Small Business Administration loan programs and other secondary market conventional products which are sold in the secondary market. These loans held — for — sale are carried at the lower of cost or estimated fair value in the aggregate. Loans are recognized as sold under the provisions of Statement of Financial Accounting Standards (SFAS) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” The sold loans are beyond the reach of CapitalSouth in all respects and the purchasing investor has all rights of ownership, including the ability to pledge or exchange the loans. The Company has no recourse agreements. Gains or losses on loan sales are recognized at the time of sale, are determined by the difference between net sales proceeds and the carrying value of the loan sold and are included in Business Capital Group loan income. The Company does not retain any rights or obligations to service the loans sold by its Business Capital Group following the closing of such sales. At December 31, 2006 and 2005, there were no loans classified as held-for-sale.

The Company also refers loans to investors and receives referral fees. Referral fee income is recognized at the time of the loan closing based on stated premium percentages and is also included in Business Capital Group loan income.

(f)	Loans Receivable and Allowance for Loan Losses

Loans are stated at cost, reduced by the allowance for loan losses. Interest income with respect to loans is accrued on the principal amount outstanding. Interest accruals on loans are generally stopped if payments become 90 days past due or management otherwise considers the collectibility of principal or interest to be in question. When a loan is placed on nonaccrual status, any interest previously accrued but not collected is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest.

Income on such loans is then recognized only to the extent that cash is received and when the future collection of principal is probable. Interest accruals are recorded on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are expected to be fully collectible as to both principal and interest.

A substantial portion of the Bank’s loans are secured by real estate in Jefferson, Madison, Montgomery, and Shelby Counties of Alabama and Duval County in Florida. Accordingly, the ultimate collectibility of a substantial portion of the Company’s loan portfolio is susceptible to changes in market conditions in these areas.

The allowance for loan losses is established by the provision for loan losses and is maintained at a level that management considers adequate to absorb losses inherent in the portfolio. Management’s evaluation of the allowance considers economic conditions, identified loan impairments, analysis of the individual loans and collateral, and other factors considered necessary to maintain the allowance at an adequate level. Uncollectible loans are charged to the allowance account in the period such losses are realized. Recoveries on loans previously charged off are credited to the allowance in the period received. Provisions are made to the allowance for loan losses in the amount and in the period in which losses are estimated to have occurred.

While management uses available information to estimate the inherent losses at each balance sheet date, future changes to the allowance may be necessary based on the receipt of additional information. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for losses on loans. Such agencies may require the Bank to make changes to the allowance based on their judgment about information available to them at the time of their examination.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Summary of Business and Significant Accounting Policies, Continued

(g)	Acquisition of Loans

The Company generally acquires loans through loan pool purchases. An acquired loan which has experienced deterioration of credit quality between origination and the Company’s acquisition, and for which it is probable that the Company will be unable to collect all amounts due according to the loan’s contractual terms, is accounted for under the provisions of Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. For such loans, the Company estimates the amount and timing of undiscounted expected principal, interest, and other cash flows (including expected prepayments, if any) as of the acquisition date. The excess of the loan’s contractually required cash flows over the Company’s expected cash flows is referred to as a nonaccretable difference and is not recorded by the Company. The loan is initially recorded at fair value. The difference between the undiscounted expected cash flows and the fair value at which the loan is recorded is referred to as accretable yield and is accreted into interest income over the remaining expected life of the loan.

(h)	Loan Origination Fees and Costs

The net amount of loan origination fees and direct costs of loan origination are deferred and amortized to income using a method that approximates the level yield method. Fees received in connection with commitments to originate loans are also deferred. However, if the commitment expires, fees are recognized at that time. The origination fees on loans held — for — sale are recognized upon sale and included in Business Capital Group loan income in the accompanying consolidated statements of income.

(i)	Premises and Equipment, Net

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is recognized principally on the straight — line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

(j)	Other Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded in other assets at the lower of cost or fair value, less expected selling costs, at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value, less estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest expense.

(k)	Derivative Financial Instruments and Hedging Activities

As part of its overall interest rate risk management activities, the Company utilizes derivative instruments (i) to modify the repricing characteristics of assets and liabilities and (ii) to provide an economic hedge of the fair value risk of fixed — rate liabilities. The primary instruments utilized by the Company are interest rate swaps. The fair values of these derivative financial instruments are based on dealer quotes or third — party financial models and are recorded as assets or liabilities and are recognized on the balance sheet at their fair value.

The accounting for changes in fair value of a derivative instrument depends on whether it has been designated as a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of the variability of cash flows of a floating rate asset or liability (cash flow hedge), or a foreign — currency fair value or cash flow hedge. Changes in the fair value of a derivative that is designated and qualifies as a fair

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Summary of Business and Significant Accounting Policies, Continued

value hedge along with the gain or loss on the hedged asset or liability that are attributable to the risk being hedged are recognized in earnings in the period of change. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is recorded initially as a component of accumulated other comprehensive income and, subsequently, reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss, are reported in earnings immediately. For derivative instruments not designated as an accounting hedge, the change in fair value is recognized in earnings in each period. The net settlement on the Company’s derivative instruments is recorded in earnings on an accrual basis.

(l)	Bank-Owned Life Insurance

The Company owns life insurance policies to provide for the payment of death benefits related to existing deferred compensation and supplemental income plans maintained for the benefit of certain executives and directors of the Company. The total cash surrender value amounts of such policies at December 31, 2006 and 2005 were $4,556,413 and $4,382,341, respectively. The Company recorded increases to the cash surrender value of $174,072, $177,917 and $171,620 for the years ended December 31, 2006, 2005 and 2004 respectively.

(m)	Off — Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off — balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(n)	Income Taxes

Income taxes are accounted for under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company files its federal income tax returns on a consolidated basis.

(o)	Intangible Asset

On July 22, 2005, CapitalSouth Bank acquired all the issued and outstanding common shares of United Bank of the Gulf Coast (United Bank) and simultaneously sold all assets and liabilities acquired from United Bank. CapitalSouth Bank recorded an intangible asset of $1,270,749, representing the stripped bank charter acquired from United Bank, allowing CapitalSouth Bank to expand into the state of Florida. The intangible asset is determined to have an indefinite life and is not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. If impaired, the asset is written down to its estimated fair value. No impairment charges have been recognized through December 31, 2006.

(p)	Share Based Compensation Plans

On July 1, 2005, the Company early adopted SFAS No. 123 (revised 2004), Share-Based Payment, which requires the Company to recognize the costs of its employee stock option awards in its income statement.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Summary of Business and Significant Accounting Policies, Continued

According to SFAS No. 123R, the total cost of the Company’s share based awards is equal to their grant date fair value and is recognized as expense on a straight-line basis over the service periods of the awards. The Company adopted the fair value recognition provisions of SFAS No. 123R using the modified retrospective method only to the beginning of the annual period of adoption, January 1, 2005. Under this method, compensation cost recognized in 2006 and 2005 includes compensation cost for all share-based payments granted subsequent to January 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. No compensation cost was recognized for share-based payments granted prior to January 1, 2005, as there were no unvested options at January 1, 2005. Results for prior years have not been restated. Total share-based compensation expense recognized by the Company during 2006 and 2005 for stock option grants was $170,200 and $15,947, respectively.

Prior to January 1, 2005, the Company accounted for its stock option plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25 and related Interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. Compensation cost, associated with the Company’s stock options accounted for on a variable basis, was recognized as the difference between the weighted average option exercise price and the fair value of the Company’s stock. No stock option-based employee compensation cost was recognized in the income statements during 2004, as all stock options granted under those plans had exercise prices equal to the market values of the underlying common stock on the dates of grant.

Had compensation for the stock option plan been determined consistent with SFAS No. 123 prior to January 1, 2005, the Company’s net income and earnings per share would have been reduced to the following pro forma amounts:

2004

Net income:
As reported	$1,876,525
Compensation expense, net of tax	(141,520)

Pro forma	$1,735,005

Earnings per share:
As reported:
Basic	$0.84
Diluted	0.83
Pro forma:
Basic	0.78
Diluted	0.76

Prior to January 1, 2005, the fair value of options granted, which was amortized to expense over the option vesting period in determining the pro forma impact, was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

2004

Expected life of option	10 yrs
Risk-free interest rate	4.27%
Expected volatility of Company stock	7.16%

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Summary of Business and Significant Accounting Policies, Continued

(q)	Investment Banking Income

Investment banking income arises from commissions related to the sales of certain investment products which are recognized upon sale. In addition, the Company periodically participates in municipal bond offerings and recognizes underwriting fees as investment banking income at the time the offerings close.

(r)	Reportable Segments

The Company operates in several different geographic and other markets. In reviewing the overall business performance, the Company has determined that the products and services, nature of the production processes, types of customers, methods used to distribute its services and the regulation governing each market are sufficiently similar to aggregate results for management purposes. As such, the Company considers this to be a single business segment as defined in SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information.

(s)	Recent Accounting Standards

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140. This statement amends SFAS No. 133, Accounting for Derivatives and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and allows the entity to re-measure at fair value a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation from the host, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS No. 155 to have a material impact on the consolidated balance sheets or statements of income.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140. SFAS No. 156 amends SFAS No. 140, with respect to the accounting for separately recognized servicing assets and liabilities. The statement addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like accounting. SFAS No. 156 is effective as of the beginning of an entity’s fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS No. 156 to have a material impact on the consolidated balance sheets or statements of income.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken, or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on the consolidated balance sheets or statements of income.

In September 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. For an endorsement split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits under FASB Statement No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions or Accounting Principals Board (APB) Opinion No. 12, Omnibus Opinion — 1967 based on the substantive agreement with the employee. The consensus is

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Summary of Business and Significant Accounting Policies, Continued

effective for fiscal years beginning after December 15, 2007. The Company is currently assessing the impact, if any, that the adoption of this EITF will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. Management will be required to adopt this statement beginning in 2008. The adoption of this standard is not expected to have a material impact on the Company’s consolidated balance sheets and statements of income.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 expresses the views of the SEC regarding the process of quantifying financial statement misstatements to determine if any restatement of prior financial statements is required. The statement addresses the two techniques commonly used in practice in accumulating and quantifying misstatements, and requires that the technique with the most severe result be used in determining whether a misstatement is material. Effective December 31, 2006, the Company adopted SAB 108, which did not have a material impact on the Company’s consolidated balance sheets and statements of income.

In September 2006, the FASB issued SFAS No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS No. 158 amends SFAS’ statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires employers to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. Secondly, it requires employers to measure the plan assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. The standard is required to be adopted by entities having fiscal years ending after December 15, 2006. Because the Company does not have any defined benefit plans or other post retirement plans, this standard did not have an impact on the Company’s consolidated balance sheets or statements of income.

In September 2006, the FASB ratified EITF 06-5, Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance. This issue addresses how an entity should determine the amount that could be realized under the insurance contract at the balance sheet date in applying FTB 85-4 and if the determination should be on an individual or group policy basis. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The adoption of EITF 06-5 is not expected to have a material affect on the Company’s financial statements.

(t)	Reclassifications

Certain 2005 and 2004 amounts have been reclassified to conform to the 2006 presentation.

(u)	Subsequent Event

On March 1, 2007 CapitalSouth announced the signing of a definitive agreement to acquire Monticello Bancshares (Monticello). Monticello, through its federally chartered savings bank, Monticello Bank, operates two banking offices in Jacksonville, Florida. Monticello had approximately $228 million in total assets as of December 31, 2006, a loan portfolio of $206 million and total deposits of $156 million.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Securities Available — for — Sale and Held — to — Maturity

The amortized cost and estimated fair values of securities available — for — sale at December 31, 2006 and 2005 are as follows:

	2006
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

U.S. Government agency securities	$28,125,958	8,237	(199,554)	27,934,641
Mortgage-backed securities	10,401,062	—	(431,490)	9,969,572
Municipal securities	4,869,484	1,929	(16,621)	4,854,792
Corporate securities	4,157,646	2,261	(1,118)	4,158,789

Total	$47,554,150	12,427	(648,783)	46,917,794

	2005
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

U.S. Government agency securities	$23,574,815	—	(358,560)	23,216,255
Mortgage-backed securities	12,805,426	—	(510,255)	12,295,171
Municipal securities	356,694	—	(1,804)	354,890

Total	$36,736,935	—	(870,619)	35,866,316

The amortized cost and estimated fair values of securities held — to — maturity at December 31, 2006 and 2005 are as follows:

	2006
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

U.S. Government agency securities	$10,992,116	—	(333,398)	10,658,718
Mortgage-backed securities	6,425,164	—	(157,525)	6,267,639
Collateralized mortgage obligation	7,806,611	—	(307,829)	7,498,782
Municipal securities	6,605,001	71,514	(28,173)	6,648,342

Total	$31,828,892	71,514	(826,925)	31,073,481

	2005
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

U.S. Government agency securities	$10,991,210	—	(369,657)	10,621,553
Mortgage-backed securities	7,942,145	—	(199,053)	7,743,092
Collateralized mortgage obligation	5,475,197	—	(305,442)	5,169,755
Municipal securities	4,747,317	107,912	(8,600)	4,846,629

Total	$29,155,869	107,912	(882,752)	28,381,029

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Securities Available — for — Sale and Held — to — Maturity, Continued

The carrying amounts and approximate fair values of securities at December 31, 2006, by contractual maturity, are as follows:

	Securities
	Availables for Sale		Held to Maturity
	Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value

Due in one year or less	$4,619,544	4,606,149	414,947	418,146
Due after one year through five years	17,978,912	17,796,893	13,618,309	13,313,173
Due after five years through ten years	9,078,297	9,079,817	1,200,000	1,223,797
Due after ten years	1,318,689	1,306,574	2,363,861	2,351,944

	32,995,442	32,789,433	17,597,117	17,307,060
Mortgage-backed securities	10,401,062	9,969,572	6,425,164	6,267,639
Collateralized mortgage obligation	—	—	7,806,611	7,498,782
Corporate securities	4,157,647	4,158,789	—	—

	$47,554,151	46,917,794	31,828,892	31,073,481

Securities carried at $43,830,498 and $43,856,356 (market values of $42,808,028 and $42,526,631) at December 31, 2006 and 2005, respectively, were pledged to secure deposits, borrowed funds, and for other purposes as required or permitted by law.

Proceeds from the sales of investment securities available-for-sale during the years ended December 31, 2006, 2005 and 2004 were $0, $0, and $3,266,445, respectively. Gross realized gains on sales of securities available-for-sale were $0, $0, and $693 for 2006, 2005 and 2004, respectively.

The following tables show the Company’s combined investments’ unrealized gross losses and fair values, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2006 and December 31, 2005.

	2006
	Less than 12 months		More than 12 months		Total
		Unrealized		Unrealized		Unrealized
	Fair value	gross losses	Fair Value	Loss	Fair Value	Loss

U.S. Government agency securities	$3,995,902	3,481	26,560,369	529,564	30,556,271	532,952
Mortgage-backed securities	—	—	16,237,212	589,015	16,237,211	589,015
Municipal securities	6,139,244	38,540	608,262	6,254	6,747,506	44,794
Collateralized mortgage obligation	3,116,306	23,921	4,382,476	283,908	7,498,782	307,829
Corporate securities	1,026,547	1,118	—	—	1,026,547	1,118

	$14,277,999	67,060	47,788,319	1,408,741	62,066,317	1,475,708

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Securities Available — for — Sale and Held — to — Maturity, Continued

	2005
	Less than 12 months		More than 12 Months		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Gross Losses	Fair Value	Loss	Fair Value	Loss

U.S. Government agency securities	$12,008,205	84,235	21,829,603	643,982	33,837,808	728,217
Mortgage-backed securities	6,295,656	115,704	13,742,607	593,604	20,038,263	709,308
Municipal securities	1,284,653	10,404	—	—	1,284,653	10,404
Collateralized mortgage obligation	—	—	5,169,755	305,442	5,169,755	305,442

	$19,588,514	210,343	40,741,965	1,543,028	60,330,479	1,753,371

At December 31, 2006, the Company had 26 available-for-sale securities and 13 held-to-maturity securities that were in an unrealized loss position for longer than 12 months. At December 31, 2005, the Company had 18 available-for-sale securities and six held-to maturity securities that were in an unrealized loss position for longer than 12 months. All of these securities’ impairments are deemed not to be other than temporary impairment as the declines in fair value noted above were attributable to increases in interest rates and not attributable to credit quality. The Company does not expect any permanent impairment to develop related to these securities and has the ability and intent to hold these securities until maturity or a market price recovery.

(3)  Loans Receivable

The composition of the loan portfolio at December 31, 2006 and 2005 is as follows:

	2006	2005

Commercial, industrial, and agricultural	$67,392,108	48,041,246
Real estate — construction and land development	125,617,084	93,002,417
Real estate — mortgage	177,485,630	178,475,571
Installment loans	4,412,798	7,701,741

	374,907,620	327,220,975
Less allowance for loan losses	(4,328,629)	(3,856,092)

Net loans	$370,578,991	323,364,883

Certain parties (principally directors and senior officers of the Company including their affiliates, families, and companies in which they hold 10% or more ownership) were customers of, and had loans and other transactions with the Bank in the ordinary course of business. The following is an analysis of activity with respect to such loans for the years — ended December 31:

	2006	2005

Balance, beginning of year	$7,068,201	7,123,975
Additions	6,375,749	7,653,227
Amounts collected	(4,924,876)	(7,709,001)

Balance, end of year	$8,519,074	7,068,201

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3)  Loans Receivable, Continued

In management’s opinion, these loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans to other persons and these loans did not involve more than the normal risk of collectibility or present other unfavorable features.

The recorded amounts of investments in loans that were considered to be impaired under SFAS No. 114, Accounting by Creditors for Impairment of a Loan, were $1,660,882 as of December 31, 2006 and $1,684,242 as of December 31, 2005 (all such loans were also carried on a nonaccrual basis). The related allowance for loan loss amounts on these loans were $339,020 and $330,196, respectively, for the years ended December 31, 2006 and 2005. There were no impaired loans without a related allowance as of December 31, 2006 and 2005. The average recorded investments in impaired loans during the years ended December 31, 2006, 2005, and 2004 were $1,650,037, $1,284,742, and $1,501,098, respectively. Interest that would have been recorded on nonaccrual loans had they been in accruing status was immaterial. Interest recognized on nonaccrual loans was immaterial for the years ended December 31, 2006, 2005, and 2004.

Nonperforming loans, consisting of loans on nonaccrual status and accruing loans past due greater than 90 days, amounted to $1,660,882 and $1,684,242 at December 31, 2006 and 2005, respectively. There were no past due loans greater than 90 days not on nonaccrual status.

(4)  Allowance for Loan Losses

A summary of activity in the allowance for loan losses for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004

Balance, beginning of year	$3,856,092	3,200,150	2,666,219
Loans charged off	(247,530)	(351,466)	(438,354)
Recoveries	98,760	93,635	124,980
Provision charged to income	621,306	913,773	847,305

Balance, end of year	$4,328,628	3,856,092	3,200,150

(5)  Premises and Equipment

A summary of premises and equipment and their useful lives as of December 31, 2006 and 2005 is as follows:

	Depreciable
	Life	2006	2005

Land		$1,468,183	1,781,965
Premises and improvements	15 to 31 years	8,778,289	8,328,920
Equipment and furniture	5 to 15 years	5,305,342	4,581,746
Vehicles	5 years	72,241	75,623

		15,624,055	14,768,254
Less accumulated depreciation		(4,975,356)	(4,060,571)

		$10,648,699	10,707,683

Depreciation expense was $973,033, $837,172 and $566,289 for 2006, 2005 and 2004, respectively.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)  Deposits

Deposits at December 31, 2006 and 2005 are summarized as follows:

	2006	2005

Money market and NOW accounts	$129,576,218	96,005,818
Savings	3,453,247	3,663,321
Certificates of deposit	209,501,956	176,984,796
State time deposits	6,030,000	5,780,000
Noninterest-bearing deposits	52,735,181	46,995,451

	$401,296,602	329,429,386

Certificates of deposit in denominations of $100,000 or more totaled $24,931,522 and $24,432,751 at December 31, 2006 and 2005, respectively. State time deposits in denominations of $100,000 or more aggregated $6,030,000 and $5,780,000 at December 31, 2006 and 2005, respectively.

Scheduled maturities of certificates of deposit at December 31, 2006 are as follows:

2007	$198,093,298
2008	6,333,815
2009	1,481,581
2010	170,770
2011 and thereafter	3,422,492

$209,501,956

Interest expense on deposits for the years ended December 31, 2006, 2005 and 2004 consisted of the following:

	2006	2005	2004

Money market and NOW accounts	$4,160,244	2,121,235	898,878
Savings	12,575	12,863	13,235
Certificates of deposit	9,041,939	5,020,838	2,789,123
State time deposits	276,968	167,401	68,553

	$13,491,726	7,322,337	3,769,789

Interest expense amounts on certificates of deposit in denominations of $100,000 or more were $1,081,332, $749,516, and $414,854 for the years ended December 31, 2006, 2005 and 2004, respectively.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)  Income Taxes

The consolidated provision for (benefit of) income taxes is as follows:

	2006	2005	2004

Current:
Federal	$1,535,306	1,359,580	862,161
State	231,452	203,191	255,072

	1,766,758	1,562,771	1,117,233
Deferred:
Federal	(166,916)	(264,731)	(119,155)
State	(20,630)	(33,722)	(14,727)

	(187,546)	(298,453)	(133,882)

	$1,579,212	1,264,318	983,351

The provision for income taxes is less than that computed by applying the federal statutory rate of 34% in 2006, 2005 and 2004, as indicated in the following analysis:

	2006	2005	2004

Tax based on federal statutory rate	$1,532,553	1,306,008	972,358
State income taxes, net of federal benefit	139,267	111,850	158,628
Share based compensation expense	57,868	—	—
Tax exempt interest	(140,437)	(91,626)	(85,123)
Low income housing tax credit	(20,196)	(20,196)	(20,000)
Bank-owned life insurance	(59,184)	(58,962)	(57,517)
Other, net	69,341	17,244	15,005

	$1,579,212	1,264,318	983,351

Net deferred tax assets and liabilities at December 31, 2006 and 2005 are as follows:

	2006	2005

Allowance for loan losses	$1,240,412	1,080,778
Accrued expenses	376,358	300,774
Intangibles	32,124	39,103
Net unrealized loss on available-for-sale securities	218,007	299,999
Compensation expense related to stock options outstanding	88,844	204,402
Depreciation	102,696	10,687
Other assets, net	317,756	302,045

Total gross deferred tax assets	2,376,197	2,237,788
Deferred loan fees and costs, net	(306,233)	(275,477)
Other liabilities, net	(32,086)	(29,987)

Total gross deferred tax liabilities	(338,319)	(305,464)

Net deferred tax assets	$2,037,878	1,932,324

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)  Income Taxes, Continued

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(8)  Subordinated Debt and Note Payable

On December 26, 2002, the Parent established Financial Investors Statutory Trust I (Trust I), a wholly-owned statutory business trust and on September 15, 2005 the Parent established a second wholly-owned statutory business trust, Financial Investors Statutory Trust II (Trust II) (collectively, the Trusts). The Parent is the sole sponsor of these Trusts and owns all of the Trusts’ common securities. The Trusts were created for the exclusive purpose of issuing 30 — year capital trust securities (Trust Preferred Securities) in the amount of $5,000,000 (Trust I) and $2,500,000 (Trust II), with the use of the proceeds from both Trusts to purchase an aggregate of $7,500,000 of subordinated debentures from the Parent. The sole assets of the Trusts are subordinated debentures issued by the Parent. The amounts recorded in the consolidated balance sheets include the unconsolidated investment in the Trusts of $233,000 which were acquired through the issuance of subordinated debentures.

The Trust Preferred Securities bear a floating interest rate based on a spread over 3 — month LIBOR which is set each quarter. Distributions from both Trusts are payable quarterly maturing December 26, 2032 (for Trust I) and September 15, 2035 (for Trust II). The Trust Preferred Securities are subject to mandatory redemption upon repayment of the subordinated debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. The Parent guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trust. CapitalSouth Bancorp’s obligation under the subordinated debentures together with the guarantee and other back — up obligations, in aggregate, constitute a full and unconditional guarantee by the Parent of the obligations of the Trust under the Trust Preferred Securities.

The subordinated debentures are unsecured, bear an interest rate based on a spread over 3-month LIBOR (equal to the spread paid by the Trusts on the Trust Preferred Securities) which is set each quarter. The Parent may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and the Parent’s ability to pay dividends on its common shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta, the Trust Preferred Securities for Trust I may be redeemed prior to maturity at the Trust’s option on or after December 26, 2007 and Trust II securities may be redeemed prior to maturity at the Trust’s option on or after September 15, 2010. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trusts becoming subject to federal income tax on income received on the subordinated debentures, (2) interest payable by the Parent on the subordinated debentures becoming nondeductible for federal tax purposes, or (3) loss of the ability to treat the Trust Preferred Securities as “Tier I Capital” under the Federal Reserve capital adequacy guidelines.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(8)  Subordinated Debt and Note Payable, Continued

The Trust Preferred Securities currently qualify as Tier I capital under regulatory interpretations. On March 1, 2005, the Federal Reserve Board announced changes to its capital adequacy rules affecting the capital treatment of trust preferred securities. The Federal Reserve’s rules permit the Company to continue to treat the outstanding Trust Preferred Securities as Tier 1 Capital until the last five years of the thirty year term of the related subordinated debentures. The terms of the Federal Reserve’s final rule with respect to capital treatment of trust preferred securities do not adversely affect the Company’s regulatory capital.

During 2005, the Company had three notes payable outstanding. One note was a line of credit with First Tennessee Bank, National Association for $1,205,000, bearing an interest rate of 4.42%. This note was refinanced on May 19, 2005 with a note payable as part of a line of credit with Alabama Banker’s Bank, bearing an interest rate of 4.93%. The Company borrowed another $1,800,000 from Alabama Banker’s Bank on September 8, 2005, bearing an interest rate of 5.54%. Both notes payable to Alabama Banker’s Bank were paid off on December 21, 2005. The Company had no notes payable outstanding during 2006.

(9)  Repurchase Agreements and Borrowed Funds

Borrowed funds consisted of Federal Home Loan Bank (FHLB) advances and amounted to $6,000,000 as of December 31, 2006 and 2005. The two advances outstanding at December 31, 2006 bear interest at rates of 4.94% and 4.58%. The FHLB advances were secured by $68,846,776 of loans receivable and $9,244,418 of investment securities as of December 31, 2006. One $3,000,000 advance matures in 2008, the other $3,000,000 matures in 2013.

The table below provides information relating to Federal Home Loan Bank Advance activity for 2006, 2005, and 2004.

	2006	2005	2004

Activity for the year:
Average balance of advances outstanding	$6,594,521	9,684,863	14,401,639
Maximum outstanding at any month — end	11,000,000	11,000,000	21,000,000
Average interest rate at period — end	4.76%	4.77%	3.76%
Average interest rate paid for the year	4.88%	3.98%	4.48%

The following summarizes pertinent data related to repurchase agreements as of and for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004

Activity for the year:
Average balance of agreements outstanding	$9,877,522	12,490,065	12,551,000
Maximum outstanding at any month — end	11,409,908	13,679,715	13,517,337
Average interest rate at period — end	1.43%	3.74%	1.97%
Average interest rate paid for the year	4.67%	2.95%	1.39%

The Company enters into interest rate protection contracts to help manage interest rate exposure. These contracts can include interest rate swaps, caps, and floors. Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Entering into interest rate swap agreements involves not only the risk of dealing with counterparties and their ability to meet the terms of the contracts but also the risk associated with the movements in interest rates. These risks are considered in the overall asset liability management program. Notional principal amounts often are used to express the volume of these transactions; however, the amounts

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(9)  Repurchase Agreements and Borrowed Funds, Continued

potentially subject to credit risk are much smaller. At December 31, 2006 and 2005, the Company had interest rate swaps with notional amounts totaling $3,000,000 and $6,000,000, respectively.

The following tables summarize information on the outstanding interest rate swaps at December 31, 2006 and 2005:

	2006
	Notional	Carrying	Estimated	During the Year		Average
	Amount	Value	Fair Value	Received	Paid(1)	Remaining Life
						(In years)

Interest rate swaps	$3,000,000	127,656	(127,656)	3.01%	5.03%	1.75

(1)	The interest rate protection contracts above reprice quarterly. The variable pay rate is based upon the three — month LIBOR.

	2005
	Notional	Carrying	Estimated	During the Year		Average
	Amount	Value	Fair Value	Received	Paid(1)	Remaining Life
						(In years)

Interest rate swaps	$6,000,000	269,251	(269,251)	2.86%	3.30%	2.75

(1)	The interest rate protection contracts above reprice quarterly. The variable pay rate is based upon the three — month LIBOR.

(10)  Regulatory Matters

The primary source of funds available to the Parent is payments of dividends from the Bank. Banking laws and other regulations limit the amount of dividends a bank subsidiary may pay without prior regulatory approval. As of December 31, 2006, approximately $6.2 million of the Bank’s retained earnings was available for dividend distribution without prior regulatory approval.

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and Bank’s assets, liabilities, and certain off — balance sheet items as calculated under regulatory accounting practices. The Company’s and Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk — weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006 and 2005, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2006 and 2005, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum Total risk — based, Tier I risk — based, and Tier I leverage ratios as set forth in the following table.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(10)  Regulatory Matters, Continued

Management believes there are no conditions or events since the previous notification that have changed the institution’s categories.

The Company’s and CapitalSouth Bank’s actual capital amounts and ratios are presented in the table below. As noted previously, Capital Bank was merged into CapitalSouth Bank effective November 3, 2006, and therefore no longer has capital ratios as of December 31, 2006.

	December 31, 2006
					To be Well Capitalized Under
					Prompt Corrective
					Action
	Actual		For Capital Adequacy Purposes		Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(000’s)		(000’s)		(000’s)

Total capital (to risk weighted assets):
Consolidated	$52,150	13.2%	$31,702	8.0%	N/A	N/A
CapitalSouth Bank	47,041	11.9	31,626	8.0	39,533	10.0%
Tier I capital (to risk weighted assets):
Consolidated	47,990	12.1	15,851	4.0	N/A	N/A
CapitalSouth Bank	42,712	10.8	15,813	4.0	23,720	6.0
Tier I capital (to average assets):
Consolidated	47,990	10.2	18,764	4.0	N/A	N/A
CapitalSouth Bank	42,712	9.1	18,737	4.0	23,421	5.0

	December 31, 2005
					To be Well Capitalized Under
					Prompt Corrective
					Action
	Actual		For Capital Adequacy Purposes		Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(000’s)		(000’s)		(000’s)

Total capital (to risk weighted assets):
Consolidated	$47,809	14.7%	$26,112	8.0%	N/A	N/A
CapitalSouth Bank	36,239	12.6	22,972	8.0	28,715	10.0%
Capital Bank	7,980	18.9	3,378	8.0	4,223	10.0
Tier I capital (to risk weighted assets):
Consolidated	43,953	13.5	13,056	4.0	N/A	N/A
CapitalSouth Bank	32,862	11.4	11,486	4.0	17,229	6.0
Capital Bank	7,530	17.8	1,689	4.0	2,534	6.0
Tier I capital (to average assets):
Consolidated	43,953	11.3	15,594	4.0	N/A	N/A
CapitalSouth Bank	32,862	9.8	13,468	4.0	16,835	5.0
Capital Bank	7,530	15.1	1,998	4.0	2,498	5.0

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(11)  Employee Benefit Plan

The Company sponsors a 401(k) retirement plan covering substantially all of its employees. The Company provides a 50% matching contribution for up to 8% of an employee’s contribution base. In addition to the matching contributions, the Company can make discretionary contributions based on Company current year profits. Contributions to the plan totaled approximately $142,000, $52,000 and $42,000 in 2006, 2005 and 2004, respectively.

(12)  Stock Based Compensation Plans

Under the Company’s 1994 Stock Incentive Plan, 2004 Stock Option Plan, and 2005 Stock Incentive Plan, there are 106,650, 32,000, and 150,000 shares, respectively, authorized for issuance with grants to employees that vest immediately. The maximum term of the options granted under the plans is 10 years.

On July 1, 2005, the Company early adopted SFAS No. 123 (revised 2004), Share-Based Payment, which requires the Company to recognize the costs of its employee stock option awards in its income statement. According to SFAS No. 123R, the total cost of the Company’s share based awards is equal to their grant date fair value and is recognized as expense on a straight-line basis over the service periods of the swards. The Company adopted the fair value recognition provisions of SFAS No. 123R using the modified retrospective method only to the beginning of the annual period of adoption, January 1, 2005. Under this method, compensation cost recognized in 2005 includes compensation cost for all share-based payments granted subsequent to January 1, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. No compensation cost was recognized for share-based payments granted prior to January 1, 2005, as all options were fully vested at January 1, 2005.

In addition, SFAS No. 123R changed the statement of cash flows classification of the tax benefit received for the amount of income tax deductions taken for option exercises in excess of share-based compensation cost recognized for those options (the excess tax benefit). Excess tax benefits were previously reported as cash flows from operating activities but are required to be reported as cash flows from financing activities under SFAS No. 123R. The $101,389 excess tax benefit classified as a financing cash inflow for the year ended December 31, 2006 would have been classified as an operating cash inflow if the Company had not adopted SFAS No. 123R.

The Company estimates the fair value of its options awards using the Black-Scholes option pricing model. The Company uses historical data to estimate option exercise and termination patterns within the Black-Scholes model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The weighted-average grant-date fair value of stock options granted to CapitalSouth employees during 2006 and 2005 was $7.40 and $5.33, respectively. During 2006 and 2005 there were 23,000 options granted at an exercise price of $21.17 and 3,000 options granted at an exercise price of $15.25, respectively. Assumptions used in calculating the fair value of options granted during 2006 and 2005 were as follows:

	2006	2005

Risk-free interest rate	5.15%	4.25%
Expected volatility	6.42%	7.16%
Expected life of option	10 yrs	10 yrs

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12)  Stock Based Compensation Plans, Continued

A summary of the status of outstanding option grants under the Company’s stock option plans at December 31, 2006, 2005, and 2004 and the changes during the years then ended is presented in the table below:

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding, beginning of year	217,400	$13.09	225,500	$12.59	185,750	$11.79
Granted	23,000	21.17	3,000	15.25	43,500	15.00
Exercised	(70,250)	12.72	(100)	13.00	—	—
Forfeited	(5,500)	17.24	(11,000)	14.45	(3,750)	13.53

Outstanding, end of year	164,650	$14.24	217,400	$13.09	225,500	$12.59

Exercisable, end of year	164,650	$13.09	217,400	$13.09	225,500	$12.59
Weighted average fair value of options granted	$7.40		5.33		5.25

			Weighted
		Weighted	Average
	Options	Average	Remaining
Range of Exercise Prices	Outstanding	Exercise Price	Contractual Life
			(Years)

$ 9.00- 9.99	9,500	$9.00	0.36
11.00-11.99	26,000	11.00	1.38
12.00-12.99	16,500	12.00	2.88
13.00-13.99	22,150	13.00	3.64
15.00-15.99	69,500	15.01	7.09
21.00-21.99	21,000	21.17	9.38

	164,650

As of December 31, 2006, the total intrinsic value of options outstanding was $828,705.

As of December 31, 2006, there was no unrecognized compensation cost related to nonvested options, as there were no nonvested options.

On January 13, 2006, 60,000 non-qualified options were exercised. The employee elected a cashless exercise for the share purchase and related withholding taxes, which resulted in 16,045 common shares issued. Withholding taxes and other taxes totaled $158,835. The intrinsic value of these options was $502,200.

In May 2006, 6,250 employee stock options were exercised using a cashless exercise for the share purchase, which resulted in 3,844 common shares issued. The intrinsic value of these options was $81,813.

(13)  Earnings Per Share

Basic earnings per share amounts were computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended December 31, 2006, 2005 and 2004.

Diluted earnings per share amounts for the years ended December 31, 2006, 2005 and 2004, were computed by dividing net income by the weighted average number of shares of common stock outstanding and

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(13)  Earnings Per Share, Continued

the dilutive effects of the shares awarded under the stock option plans, based on the treasury stock method using an average fair market value of the stock during the respective years. The Company had no options that were issued and not included in the calculations of diluted earnings per share for the years ended December 31, 2006, 2005, and 2004. The following table represents the earnings per share calculations for the years ended December 31, 2006, 2005 and 2004:

			Per Share
	Net Income	Shares	Amount

2006:
Basic earnings per share:
Income available to common shareholders	$2,928,297	2,964,041	$0.99

Dilutive securities:
Stock option plan shares		56,627

Dilutive earnings per share:
Income available to common shareholders	$2,928,297	3,020,668	$0.97

2005:
Basic earnings per share:
Income available to common shareholders	$2,576,882	2,271,878	$1.13

Dilutive securities:
Stock option plan shares		32,471

Dilutive earnings per share:
Income available to common shareholders	$2,576,882	2,304,349	$1.12

2004:
Basic earnings per share:
Income available to common shareholders	$1,876,525	2,233,506	$0.84

Dilutive securities:
Stock option plan shares		35,380

Dilutive earnings per share:
Income available to common shareholders	$1,876,525	2,268,886	$0.83

(14)  Commitments and Contingencies

The Bank is party to financial instruments with off — balance sheet risks that arise in the normal course of business and that involve elements of credit risk, interest rate risk, and liquidity risk. They consist primarily of commitments to extend credit and standby letters of credit. A summary at December 31, 2006 and 2005 is as follows:

	2006	2005

Commitments to extend credit	$82,729,846	58,369,703
Standby letters of credit	1,049,470	3,164,053

	$83,779,316	61,533,756

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(14)  Commitments and Contingencies, Continued

Commitments to extend credit and standby letters of credit include exposure to some credit loss in the event of nonperformance of the customer. The Bank’s credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the balance sheets. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank.

The Company leases offices in Atlanta, Georgia; Jacksonville, Florida; and Huntsville, Hoover, Birmingham, and Montgomery, Alabama. Future minimum rental commitments as of December 31, 2006 for the leases are as follows:

2007	$266,409
2008	113,170
2009	104,131
2010	106,712
2011	17,857

Total	$608,279

Rent expense for the years ended December 31, 2006, 2005, and 2004 was approximately $330,000, $355,000 and $393,000, respectively.

The Company is subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of these claims and actions are not expected to have a material adverse effect on the consolidated financial condition or results of operations of the Company.

(15)  Fair Value of Financial Instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, certain of the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to management as of December 31, 2006 and 2005. Such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein. The following methods and assumptions were used by the Company in estimating its fair values disclosures for financial instruments:

(a)	Securities Available — for — Sale and Securities Held — to — Maturity

Substantially all of the Company’s investments have a readily determinable fair value. Fair value for these securities are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(15)  Fair Value of Financial Instruments, Continued

(b)	FHLB and Federal Reserve Bank stock

The FHLB and Federal Reserve Bank have historically repurchased their stock at cost. Therefore, the carrying amount is considered a reasonable estimate of its fair value.

(c)	Loans Receivable, Net

For loans with rates that are repriced in coordination with movements in market rates and with no significant change in credit risk, fair value estimates are based on carrying values. The fair value of other types of loans is estimated using a discounted cash flow calculation that applies rates currently offered.

(d)	Derivatives

Fair value of interest rate swaps is based on prices quoted by the counterparty. These values represent the estimated amount the Company would receive or pay to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the creditworthiness of the counterparties.

(e)	Deposits

The fair value of deposit liabilities with no stated maturity is disclosed as the amount payable on demand at the reporting date (i.e., at their carrying or book value). The fair values of fixed maturity deposits are estimated using a discounted cash flow calculation that applies rates currently offered for time deposits of similar remaining maturities.

(f)	Federal Funds Purchased, Borrowed Funds, and Repurchase Agreements

These balances may consist of federal funds purchased, as well as fixed rate borrowings from the Federal Home Loan Bank (FHLB) and repurchase agreements. Due to the short — term nature of federal funds purchased and repurchase agreements, the fair values approximate their carrying values. The fair value of the FHLB borrowings is estimated using discounted cash flows based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements as of December 31, 2006 and 2005.

(g)	Notes Payable

The fair value of the note payable approximates its carrying value.

(h)	Subordinated Debentures

The fair value of the subordinated debentures approximates their carrying value.

(i)	Off — Balance Sheet Financial Instruments

Off — balance sheet financial instruments include commitments to extend credit. The fair value of such instruments is negligible since the arrangements are at current rates, are for short periods, and pose no known credit risk.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(15)  Fair Value of Financial Instruments, Continued

Many of the Company’s assets and liabilities are short — term financial instruments whose carrying amounts reported in the balance sheet approximate fair value. These items include cash and due from banks, interest — bearing bank balances, federal funds sold, and accrued interest receivable and payable balances. The estimated fair values of the Company’s remaining on — balance sheet financial instruments as of December 31, 2006 and 2005 are summarized below.

	2006		2005
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
	(Dollar amounts in thousands)

Financial assets:
Securities available — for — sale	$46,918	46,918	35,866	35,866
Securities held — to — maturity	31,829	31,073	29,156	28,381
FHLB stock	2,045	2,045	2,122	2,122
Federal Reserve Bank stock	905	905	742	742
Loans, net	370,579	367,733	323,365	322,011
Financial liabilities:
Deposits	401,297	400,459	329,429	328,928
Borrowed funds	6,000	6,142	6,000	6,035
Federal funds purchased	20,474	20,474	26,941	26,941
Repurchase agreements	659	659	11,778	11,778
Subordinated debentures	7,733	7,733	7,733	7,733

SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles, and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

(16)  Comprehensive Income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources comprised of net income and other comprehensive income. For the Company, other comprehensive income consists entirely of changes in unrealized gains and losses on securities available — for — sale. In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting items that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts for the years ended December 31, 2006, 2005 and 2004:

	2006
	Before Tax		After Tax
	Amount	Tax Effect	Amount

Unrealized gains arising during the period	$234,263	(81,992)	152,271
Less reclassification adjustment for gains included in net income	—	—	—

Net unrealized gain on securities	$234,263	(81,992)	152,271

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(16)  Comprehensive Income, Continued

	2005
	Before Tax		After Tax
	Amount	Tax Effect	Amount

Unrealized losses arising during the period	$(499,262)	177,468	(321,794)
Less reclassification adjustment for gains included in net income	—	—	—

Net unrealized loss on securities	$(499,262)	177,468	(321,794)

	2004
	Before Tax		After Tax
	Amount	Tax Effect	Amount

Unrealized gains arising during the period	$290,501	(100,728)	189,773
Less reclassification adjustment for gains included in net income	693	(236)	457

Net unrealized gain on securities	$289,808	(100,492)	189,316

(17)  Condensed Parent Company Financial Information

Condensed Parent — only financial information is as follows:

Balance Sheets

	December 31,	December 31,
	2006	2005

Assets:
Interest bearing deposits in CapitalSouth Bank	$4,604,867	7,252,058
Other assets	823,242	1,395,106
Investment in subsidiaries	43,848,770	41,377,050

Total assets	$49,276,879	50,024,214

Liabilities:
Dividends payable	$178,555	285,267
Subordinated debentures	7,733,000	7,733,000
Other liabilities	16,935	5,132,037

Total liabilities	7,928,490	13,150,304

Stockholders’ equity:
Common stock	3,060,764	2,937,500
Treasury stock	(1,255,060)	(1,255,060)
Paid — in surplus	26,296,512	24,490,875
Retained earnings	13,664,522	11,271,215
Accumulated other comprehensive loss, net	(418,349)	(570,620)

Total stockholders’ equity	41,348,389	36,873,910

Total liabilities and stockholders’ equity	$49,276,879	50,024,214

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(17)  Condensed Parent Company Financial Information, Continued

Statements of Income

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Dividend income from bank subsidiaries	$600,000	400,000	750,000
Interest income	49,331	6,564	926
Interest expense	(597,718)	(454,134)	(275,008)
Operating income, net	541,289	82,754	63,525

Income before equity in earnings of subsidiaries	592,902	35,184	539,443
Equity in undistributed earnings of subsidiaries	2,335,395	2,541,698	1,337,082

Net income	$2,928,297	2,576,882	1,876,525

Statements of Cash Flows

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Cash flows from operating activities:
Net income	$2,928,297	2,576,882	1,876,525
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(2,335,395)	(2,541,698)	(1,337,082)
Director fees, paid in common stock	246,773	175,190	168,370
Share based compensation	170,200	15,947	—
Decrease (increase) decrease in other assets	587,810	50,607	(122,836)
(Decrease) increase in other liabilities	(5,115,102)	5,111,063	(9,348)

Net cash (used in) provided by operating activities	(3,517,417)	5,387,991	575,629

Cash flows from investing activities:
Capital contribution to subsidiary	—	(9,533,000)	—

Net cash used in investing activities	—	(9,533,000)	—

Cash flows from financing activities:
Net increase in notes payable	—	(1,205,000)	—
Proceeds from subordinated debentures	—	2,733,000	—
Dividends paid	(641,702)	(426,369)	(353,799)
Net proceeds from issuance of common stock	1,569,375	9,805,987	—
Exercise of stock options	(57,447)	1,300	—

Net cash provided by (used in) financing activities	870,226	10,908,918	(353,799)

Net increase (decrease) in cash and cash equivalents	(2,647,191)	6,763,909	221,830
Cash and cash equivalents, beginning of year	7,252,058	488,149	266,319

Cash and cash equivalents, end of year	$4,604,867	7,252,058	488,149

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(18)  Quarterly Summarized Financial Information (Unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	2006	2006	2006	2006
	(In thousands, except per share data)

Interest Income	$6,849	$7,607	$8,089	$8,546
Interest Expense	3,219	3,633	4,020	4,456

Net Interest Income	3,630	3,974	4,069	4,090
Provision for Loan Losses	236	104	119	162

Net Interest Income After Provision for Loan Losses	3,394	3,870	3,950	3,928
Noninterest Income	561	1,435	573	721
Noninterest Expense	3,283	3,697	3,624	3,321

Income Before Income Taxes	672	1,608	899	1,328
Income Tax Provision	208	614	288	469

Net Income	$464	$994	$611	$859

Net Income Per Share
Basic	$0.16	$0.33	$0.21	$0.29
Diluted	$0.16	$0.33	$0.20	$0.28
Shares Outstanding
Basic	2,942	2,964	2,969	2,972
Diluted	3,003	3,024	3,020	3,026

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	2005	2005	2005	2005
	(In thousands, except per share data)

Interest Income	$4,671	$5,202	$5,774	$6,272
Interest Expense	1,709	2,067	2,393	2,707

Net Interest Income	2,962	3,135	3,381	3,565
Provision for Loan Losses	156	344	258	156

Net Interest Income After Provision for Loan Losses	2,806	2,791	3,123	3,409
Noninterest Income	588	645	455	864
Noninterest Expense	2,464	2,437	2,653	3,286

Income Before Income Taxes	930	999	925	987
Income Tax Provision	288	326	316	334

Net Income	$642	$673	$609	$653

Net Income Per Share
Basic	$0.29	$0.30	$0.27	$0.28
Diluted	$0.28	$0.30	$0.27	$0.27
Shares Outstanding
Basic	2,242	2,245	2,248	2,353
Diluted	2,273	2,276	2,278	2,390

CAPITALSOUTH BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31,	December 31,
	2007	2006

ASSETS
Cash and cash equivalents	$7,023,143	$7,363,524
Federal funds sold	14,958,241	81,160
Securities available — for — sale	46,037,957	46,917,794
Securities held — to — maturity, fair values of $32,147,362 and $31,073,481 at March 31, 2007 and December 31, 2006, respectively	32,800,511	31,828,892
Federal Home Loan Bank stock	1,229,800	2,045,100
Federal Reserve Bank stock	905,450	905,450
Loans	384,708,273	374,907,620
Allowance for loan losses	(4,467,539)	(4,328,629)

Net loans	380,240,734	370,578,991
Premises and equipment, net	10,653,347	10,648,699
Bank — owned life insurance	4,599,931	4,556,413
Other assets	7,109,230	7,062,840

Total assets	$505,558,344	$481,988,863

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Interest — bearing	$383,242,076	$348,561,420
Noninterest — bearing	61,480,022	52,735,182

Total deposits	444,722,098	401,296,602
Federal funds purchased	0	20,474,100
Borrowed funds	6,000,000	6,000,000
Repurchase agreements	827,158	658,933
Subordinated debentures	7,733,000	7,733,000
Other liabilities	4,243,441	4,477,839

Total liabilities	463,525,697	440,640,474

Stockholders’ equity:
Preferred stock, $0.01 par value. Authorized 500,000 shares; issued and outstanding none	—	—
Common stock, $1 par value. Authorized 7,500,000 shares at March 31, 2007 and December 31, 2006; issued 3,072,966 and 3,060,764 shares at March 31, 2007 and December 31, 2006 respectively; outstanding 2,988,136 and 2,975,934 shares shares at March 31, 2007 and December 31, 2006, respectively	3,072,966	3,060,764
Treasury stock, at cost, 84,830 shares in 2007 and 2006	(1,255,060)	(1,255,060)
Paid-in surplus	26,295,287	26,296,512
Retained earnings	14,291,814	13,664,522
Accumulated other comprehensive loss, net	(372,360)	(418,349)

Total stockholders’ equity	42,032,647	41,348,389

Total liabilities and stockholders’ equity	$505,558,344	$481,988,863

See accompanying notes to consolidated financial statements.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(UNAUDITED)

	2007	2006

Interest income:
Interest and fees on loans	$7,707,814	$6,162,535
Interest on securities	851,208	636,566
Interest on other earning assets	120,657	49,797

Total interest income	8,679,679	6,848,898

Interest expense:
Interest on deposits	4,423,192	2,713,034
Interest on debt	302,976	505,220

Total interest expense	4,726,168	3,218,254

Net interest income	3,953,511	3,630,644
Provision for loan losses	136,250	236,006

Net interest income after provision for loan losses	3,817,261	3,394,638

Noninterest Income
Service charges on deposits	299,681	256,123
Investment banking income, net	162,439	72,242
Business Capital Group loan income	178,839	132,192
Bank-owned life insurance	45,518	42,348
Other noninterest income	32,188	58,567

Total noninterest income	716,665	561,472

Noninterest expense:
Salaries and employee benefits	2,005,151	1,926,472
Occupancy and equipment expense	553,131	520,768
Professional fees	369,075	327,401
Advertising	101,936	169,328
Other noninterest expense	517,820	339,742

Total noninterest expense	3,547,113	3,283,711

Income before provision for income taxes	986,813	672,399
Provision for income taxes	280,233	208,153

Net income	$706,580	$464,246

Basic earnings per share	$0.24	0.16
Basic weighted average shares outstanding	2,981,325	2,942,229
Diluted earnings per share	0.23	0.16
Diluted weighted average shares outstanding	3,015,524	3,003,440

See accompanying notes to consolidated financial statements.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME (LOSS)
THREE MONTHS ENDED MARCH 31, 2007
(UNAUDITED)

						Accumulated
						Other
	Common Stock					Comprehensive	Total
	Shares		Treasury	Paid in	Retained	Income	Stockholders’
	Outstanding	Amount	Stock	Surplus	Earnings	(Loss), Net	Equity

Balance, January 1, 2007	2,975,934	$3,060,764	$(1,255,060)	$26,296,512	$13,664,522	$(418,349)	$41,348,389
Change in accounting principles (Note 4)	—	—	—	—	100,000	—	100,000

Adjusted balance at January 1, 2007	2,975,934	3,060,764	(1,255,060)	26,296,512	13,764,522	(418,349)	41,448,389
Comprehensive income:
Net income	—	—	—	—	706,580	—	706,580
Change in unrealized gain (loss) on securities available-for-sale, net	—	—	—	—	—	45,989	45,989

Total comprehensive income							752,569
Dividends declared ($0.06 per share)	—	—	—	—	(179,288)	—	(179,288)
Exercise of stock options, including tax benefits	12,202	12,202	—	(1,225)	—	—	10,977

Balance, March 31, 2007	2,988,136	$3,072,966	$(1,255,060)	$26,295,287	$14,291,814	$(372,360)	$42,032,647

See accompanying notes to consolidated financial statements.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(UNAUDITED)

	2007	2006

Cash flows from operating activities:
Net income	$706,580	$464,246
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	236,251	243,976
Provision for loan losses	136,250	236,006
Deferred tax (benefit) expense	(81,727)	29,284
Amortization and accretion on securities, net	27,157	21,394
Director fees, paid in common stock	—	60,330
Gain on sale of nonmarketable equity securities	(1,800)	—
Loss on other real estate owned	27,155	—
Loss on disposal of premises and equipment	—	10,229
Net increase in other assets	(116,563)	(1,005,212)
Net decrease in other liabilities	(135,129)	(101,435)

Net cash provided (used) by operating activities	798,174	(41,182)

Cash flows from investing activities:
Purchases of securities available-for-sale	(504,844)	(3,461,635)
Proceeds from maturities and paydowns of securities available-for-sale	1,434,239	494,119
Purchases of securities held-to-maturity	(2,243,558)	—
Proceeds from maturities and paydowns of securities held-to-maturity	1,267,776	696,402
Net sales of FHLB stock	815,300	686,200
Loan originations, net	(10,013,993)	(8,901,544)
Purchases of premises and equipment	(240,899)	(404,837)
Proceeds from the sale of other real estate owned	272,463	—

Net cash used in investing activities	(9,213,516)	(10,891,295)

Cash flows from financing activities:
Net increase in deposits	43,425,496	33,591,913
Net decrease in federal funds purchased	(20,474,100)	(22,235,600)
Net increase (decrease) in repurchase agreements	168,225	(779,491)
Cash dividends paid	(178,556)	(285,267)
Net proceeds from issuance of common stock	—	1,569,375
Withholding taxes paid relating to stock option exercise	—	(158,814)
Exercise of stock options	10,977	—
Excess tax benefits on exercise of stock options	—	101,389

Net cash provided by financing activities	22,952,042	11,803,505

Net increase in cash and cash equivalents	14,536,700	871,028
Cash and cash equivalents, beginning of period	7,444,684	10,697,528

Cash and cash equivalents, end of period	$21,981,384	$11,568,556

Supplemental information on cash payments:
Interest paid	$4,613,689	$3,050,024
Income taxes paid	62,350	587,748
Supplemental information on noncash transactions:
Transfers of mortgage loans to other real estate owned	216,000	266,000

See accompanying notes to consolidated financial statements.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2007

Note 1 — General

The consolidated financial statements in this report have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission, including Regulation S-X and have not been audited. These financial statements do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary to present fairly the financial position and the results of operations for the interim periods have been made. All such adjustments are of a normal recurring nature. The results of operations are not necessarily indicative of the results of operations which CapitalSouth Bancorp (the Company) may achieve for future interim periods or the entire year. For further information, refer to the consolidated financial statements and footnotes included in the Company’s annual report on Form 10-K for the year ended December 31, 2006.

Note 2 — Comprehensive Income

The primary component of the differences between net income and comprehensive income for the Company is unrealized gains (losses) on available for sale securities. Total comprehensive income for the three months ended March 31, 2007 and 2006, respectively, was as follows:

	Three Months Ended March 31,
	2007	2006

Net income	$706,580	$464,246
Change in fair value of securities available-for-sale, net of tax	45,989	(27,162)

Comprehensive income, net of tax	$752,569	$437,084

Note 3 — Earnings Per Share

The difference in basic and diluted weighted average shares is due to the assumed conversion of outstanding options using the treasury stock method. The computation of basic and diluted earnings per share for the three months ended March 31, 2007 and 2006 is as follows:

	Three Months Ended March 31,
	2007	2006

Net income	$706,580	$464,246
Denominator:
Weighted average common shares outstanding	2,981,325	2,942,229
Equivalent shares issuable upon exercise of stock options	34,199	61,211

Diluted shares	3,015,524	3,003,440
Net income per share:
Basic	$0.24	$0.16
Diluted	$0.23	$0.16

Note 4 — Adoption of New Accounting Interpretation

In June 2006, the FASB issued Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken, or expected to be taken in a tax return, tax positions taken, or expected to be taken in a tax return, tax positions taken, or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The Company adopted the provisions of FIN No. 48 on January 1, 2007. As a result of adoption, the Company reduced its liability for unrecognized tax benefits by $100,000 which was recorded as a direct increase in retained earnings. As of the adoption date, the Company had no unrecognized tax benefits. Also, as of the adoption date, the Company had no accrued interest expense related to unrecognized tax benefits. Interest and penalties related to unrecognized tax benefits, if any, are recognized as a component of income tax expense.

The tax years 2004 to 2006 remain open to examination by the Internal Revenue Service. In addition to the Internal Revenue Service, the Company is subject to various state income tax jurisdictions and tax years from 2004 to 2006 remain open to examination by those jurisdictions.

Note 5 — Share Based Compensation Plans

Under the Company’s 2005 Stock Incentive Plan there are 119,000 shares authorized for issuance. The maximum term of the options granted under the plan is 10 years.

The following table summarizes stock option activity during the three months ended March 31, 2007:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Life (Years)	Value

Outstanding, at January 1, 2007	164,650	$14.24
Granted	—	—
Exercised	(33,500)	11.67		$626,825
Forfeited	(10,500)	16.76

Outstanding, at March 31, 2007	120,650	$14.74	5.52	$409,440

Exercisable, at March 31, 2007	120,650	$14.74	5.52	$409,440

As of March 31, 2007, there was no unrecognized compensation cost related to unvested options, as there were no unvested options.

On January 2, 2007, 1,000 employee stock options were exercised which resulted in 1,000 common shares issued. The intrinsic value of the options was $19,000.

In February 2007, 26,000 employee stock options were exercised using cashless exercises for the share purchase which resulted in 10,366 common shares issued. The intrinsic value of these options was $195,500.

On March 16, 2007, 6,500 employee stock options were exercised using cashless exercises for the share purchase which resulted in 1,790 common shares issued. The intrinsic value of these options was $32,325.

Note 6 — Pending Acquisition of Monticello Bancshares, Inc.

On March 1, 2007, the Company announced the signing of a definitive agreement to acquire Monticello Bancshares, Inc. (Monticello) in a stock, cash, and debt transaction. Monticello is the holding company for Monticello Bank, a federally chartered savings bank with two locations in Jacksonville, Florida and a wholesale mortgage operation based in Fitzgerald, Georgia.

Terms of the agreement call for Monticello stockholders to receive 1,047,619 shares of CapitalSouth common stock, $14 million in cash and $8 million in debt in exchange for all of Monticello’s outstanding common stock. The transaction, which is subject to regulatory approvals by the Federal Reserve Board and the Alabama State Banking Department, as well as approval by the stockholders of both companies, is expected to close in the third quarter of 2007.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Note 7 — Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140. This statement amends SFAS No. 133, Accounting for Derivatives and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and allows the entity to re-measure at fair value a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation from the host, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006. The Company adopted SFAS No. 155 on January 1, 2007 with no expected material effect on its consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140. SFAS No. 156 amends SFAS No. 140, with respect to the accounting for separately recognized servicing assets and liabilities. The statement addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like accounting. SFAS No. 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006. The Company adopted SFAS No. 156 on January 1, 2007 with no material effect on its consolidated financial statements.

In September 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. For an endorsement split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits under FASB Statement No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions or Accounting Principals Board (APB) Opinion No. 12, Omnibus Opinion — 1967 based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact, if any, that the adoption of this EITF will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact SFAS No. 157 may have on its consolidated financial statements.

In February 2007, the FASB issued statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159), which permits companies to elect to measure certain eligible items at fair value. Subsequent unrealized gains and losses on those items will be reported in earnings. Upfront costs and fees related to those items will be reported in earnings as incurred and not deferred. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. If a company elects to apply the provisions of the statement to eligible items existing at that date, the effect of the remeasurement to fair value will be reported as a cumulative effect adjustment to the opening balance of retained earnings. Retrospective application will not be permitted. The Company is currently assessing whether it will elect to use the fair value option for any of its eligible items. Accordingly, the Company has not yet determined the impact of adoption on its consolidated balance sheets or statements of income.

INDEPENDENT AUDITORS’ REPORT

Audit Committee and
Board of Directors
Monticello Bancshares, Inc. and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of Monticello Bancshares, Inc. and Subsidiaries (the “Company”), as of December 31, 2006 and 2005, and the related consolidated statements of operations, cash flows, and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2006 and 2005, and the consolidated results of its operations, cash flows, and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Stevens, Powell & Company, P.A.

Jacksonville, Florida
March 30, 2007

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

	2006	2005
	(Dollars in thousands)

ASSETS
Cash and due from banks	$913	$1,018
Interest-earning deposits in Federal Home Loan Bank	4,375	11,213

Cash and cash equivalents	5,288	12,231

Investment securities held-to-maturity, at amortized cost (fair value of $8,064 in 2006 and $8,108 in 2005)	8,067	8,081
Loans held-for-sale, net	11,358	41,915
Loans held-for-investment, net	192,873	152,091
Accrued interest receivable	1,314	1,386
Premises and equipment, net	3,748	3,947
Other real estate owned	1,576	1,082
Federal Home Loan Bank stock, at cost	2,496	1,652
Goodwill	112	112
Prepaid expenses and other assets	1,170	1,452

Total	$228,002	$223,949

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing demand deposits	$10,327	$11,260
Interest-bearing deposits	145,265	163,007

Total deposits	155,592	174,267
Short-term borrowings	17,200	—
Long-term debt and other borrowings	34,248	28,093
Accrued interest payable	222	174
Advances from borrowers for taxes and insurance	355	253
Other liabilities and accrued expenses	300	605

Total liabilities	207,917	203,392

Commitments and contingencies	—	—

Stockholders’ equity:
Common stock (par value of $1.00 per share), 1,000,000 shares authorized; issued and outstanding 2,880 in 2006 and 2005	3	3
Additional paid-in capital	16,139	16,139
Retained earnings	3,943	4,415

Total stockholders’ equity	20,085	20,557

Total	$228,002	$223,949

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

	2006	2005	2004
	(Dollars in thousands, except per share data)

Interest and dividend income:
Loans, including fees	$14,818	$13,533	$9,998
Investment securities	321	280	243
Dividend income	121	58	41
Other	373	267	27

Total interest and dividend income	15,633	14,138	10,309

Interest expense:
Deposits	6,515	5,372	3,585
Short-term borrowings	316	33	—
Long-term debt and other borrowings	1,261	883	505

Total interest expense	8,092	6,288	4,090

Net interest income	7,541	7,850	6,219
Provision for losses on loans held-for-investment	390	1,313	1,177

Net income after provision for losses on loans	7,151	6,537	5,042

Noninterest income:
Net gains from sale of loans, net of provisions for derivative loan commitments	815	2,070	2,492
Miscellaneous fees and service charges	1,603	1,731	3,087
Loan servicing fees, net	226	190	101
Net gains on sales of other real estate owned	26	62	—
Other	13	10	124

Total noninterest income	2,683	4,063	5,804

Noninterest expense:
Salaries and employee benefits	4,394	4,531	3,900
Occupancy and equipment	1,087	945	924
Marketing, professional, and legal fees	407	314	188
Loan underwriting and preparation fees	304	393	393
Loan servicing fees	204	209	128
Telephone	181	186	167
Regulatory fees and insurance premiums	185	175	119
Other operating expenses	817	878	663

Total noninterest expenses	7,579	7,631	6,482

Income before income taxes	2,255	2,969	4,364
Provision for income taxes	103	81	54

Net income	$2,152	$2,888	$4,310

Earnings per share, Basic and diluted	$747.12	$1,028.25	$1,679.09

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

	2006	2005	2004
	(Dollars in thousands)

OPERATING ACTIVITIES
Net income	$2,152	$2,888	$4,310
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	325	309	303
Amortization of deferred loan (fees) costs, net	46	134	(41)
Provision for losses on loans and valuation allowance for derivative loan commitments	459	1,411	1,177
Net premium amortization and discount accretion	14	38	24
Net gains on sales of other real estate owned	(26)	(62)	—
Net gains from sale of loans	(815)	(2,070)	(2,492)
Proceeds from sale of loans held-for-sale and participations	212,120	237,510	208,347
Originations of loans held-for-sale	(180,817)	(265,033)	(192,125)
Changes in operating assets and liabilities:
Accrued interest receivable	72	(205)	(599)
Accrued interest payable	48	123	70
Prepaid expenses and other assets	282	145	(1,008)
Other liabilities and accrued expenses	(305)	(1,317)	1,361

Net cash provided (used) by operating activities	33,555	(26,129)	19,327

INVESTING ACTIVITIES
Net (increase) decrease in loans held-for-investment	(39,126)	25,471	(91,667)
Purchase of investment securities	—	—	(8,130)
Purchase of premises and equipment, net	(126)	(270)	(162)
Purchase of Federal Home Loan Bank stock	(844)	(680)	(456)
Purchase of other real estate owned	—	—	(443)
Proceeds from sales of other real estate owned	395	496	59

Net cash provided (used) by investing activities	(39,701)	25,017	(100,799)

FINANCING ACTIVITIES
Net increase (decrease) in total deposits	(18,675)	(1,990)	54,786
Net increase (decrease) in advance payments by borrowers	102	191	(129)
Net increase in short-term borrowings	17,200	—	—
Net increase in long-term debt and other borrowings	3,200	10,000	13,000
Proceeds from issuance of stock	—	4,694	—
Retirement of stock	—	—	(47)
Dividends paid	(2,624)	(2,907)	(850)

Net cash provided (used) by financing activities	(797)	9,988	66,760

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,943)	8,876	(14,712)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	12,231	3,355	18,067

CASH AND CASH EQUIVALENTS, END OF PERIOD	$5,288	$12,231	$3,355

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash received during the year for interest and dividends	$15,127	$13,554	$9,160

Cash paid during the year for interest	$7,940	$6,159	$4,160

Cash paid during the year for income taxes	$91	$40	$38

NONCASH TRANSACTIONS:
Transfer of loans to other real estate owned	$863	$762	$—

Foreclosed real estate financed	$—	$132	$215

Issuance of stock for software development costs	$—	$—	$47

Plan of reorganization	$—	$—	$378

Transfer of loans accounted for as other borrowings	$2,955	$—	$—

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

	Common Stock		Additional
	Number	Dollar	Paid-In	Retained
	of Shares	Amount	Capital	Earnings	Total
	(Dollars in thousands)

Balance at December 31, 2003	2,567	$3	$11,776	$642	$12,421
Common stock issued for software development costs	8	—	47	—	47
Treasury stock purchased and cancelled	(8)	—	—	(47)	(47)
Plan of Reorganization	—	—	(378)	379	1
Net income	—	—	—	4,310	4,310
Dividends	—	—	—	(850)	(850)

Balance at December 31, 2004	2,567	3	11,445	4,434	15,882
Stock issued	313	—	4,694	—	4,694
Net income	—	—	—	2,888	2,888
Dividends	—	—	—	(2,907)	(2,907)

Balance at December 31, 2005	2,880	3	16,139	4,415	20,557
Net income	—	—	—	2,152	2,152
Dividends	—	—	—	(2,624)	(2,624)

Balance at December 31, 2006	2,880	$3	$16,139	$3,943	$20,085

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General — Monticello Bancshares, Inc. (the Holding Company) is a bank holding company registered with the Office of Thrift Supervision (OTS) and owns 100% of the outstanding stock of Monticello Bank (Monticello). Monticello is a federally chartered savings bank regulated by the OTS. All deposits are insured by the Federal Deposit Insurance Corporation subject to limitations mandated by Congress.

History — In 1985, First Trust Savings Bank (FTSB) opened in Mandarin, Florida. FTSB changed its name to Monticello Bank in 1995. In February 1996, Monticello’s second branch was opened in Jacksonville Beach, Florida. In January 2001, Monticello completed its acquisition of Mortgage Lion, Inc. (Mortgage Lion), a mortgage banking operation specializing in originating and selling construction and permanent loans secured by first and second mortgages on single family residences. In February 2003, Monticello relocated its Mandarin branch. In March 2003, a group of private investors purchased Monticello. On February 28, 2007, the Holding Company announced a pending merger (see Note 21).

Monticello Insurance and Investments, Inc. (MIII), is a wholly-owned subsidiary, which became active in 2005. The formation of MIII was for the sole purpose of holding certain real estate investments.

Reorganization — On December 6, 2004, Monticello’s stockholders exchanged their common stock for common stock of the Holding Company in a share exchange transaction in which Monticello became a wholly-owned subsidiary of the Holding Company pursuant to an Agreement and Plan of Reorganization. As a result, the 2,567 previously issued shares of common stock of Monticello were exchanged for the 2,567 shares of the common stock of the Holding Company. The Holding Company’s merger with Monticello was accounted for as a reorganization of entities under common control at historical cost, and the financial data for the period presented includes the Holding Company and Monticello. This merger was approved by the OTS on November 23, 2004.

Basis of Presentation — The accompanying consolidated financial statements include the accounts of the Holding Company, Monticello, and its wholly-owned subsidiary, Mortgage Lion (collectively referred to as the Company). All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements and notes are representations of the Company’s management. The Company’s management is responsible for the integrity and objectivity of these financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking and mortgage banking industries.

Competition — Monticello, through its two banking offices, provides a variety of banking services to individuals and businesses located primarily in northeast Florida. Monticello funds its loans primarily by offering time, savings and money market, and demand deposit accounts to both commercial enterprises and individuals. Monticello competes with other banking and financial institutions in its primary markets. Commercial banks, savings banks, savings and loan associations, mortgage bankers and brokers, credit unions, and money market funds actively compete for deposits and loans. Such institutions, as well as consumer finance, mutual funds, insurance companies, and brokerage and investment banking firms, may be considered competitors of Monticello with respect to one or more of the services it renders.

Mortgage Lion conducts its mortgage banking operations primarily throughout the southeastern United States of America principally from offices located in Fitzgerald, Georgia. The mortgage banking business is highly competitive and cyclical as it is dependent on national, state, and local economic conditions, including the interest rate environment.

Regulatory Environment — The Company is subject to regulations of certain federal agencies and, accordingly, it is periodically examined by the OTS. As a consequence of the extensive regulation of

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

commercial banking activities, the Company’s business is particularly susceptible to being affected by federal legislation and regulations (See Note 20).

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowances for loan losses, the valuation allowance for derivative loan commitments related to the mortgage banking operations, and the valuation of foreclosed real estate.

The determination of the adequacy of the allowances for losses on loans, the valuation allowance for derivative loan commitments, and the carrying value of foreclosed real estate is based on estimates that may be affected by significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and foreclosed real estate, management obtains independent appraisals for significant collateral. While management uses available information to recognize losses on loans, derivative loan commitments, and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary, based on changes in national, state, or local economic conditions. In addition, the OTS, as an integral part of its examination process, periodically reviews the estimated losses on loans, derivative loan commitments, and foreclosed real estate. The OTS (or other federal agencies) may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans, derivative loan commitments, and foreclosed real estate may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Investment Securities — Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held-to-maturity are carried at amortized cost. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains (losses) on securities available-for-sale are included in noninterest income and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are recorded on the trade date and determined on the specific-identification method. At December 31, 2006 and 2005, the Company did not have any material amounts of securities available-for-sale.

Equity securities held principally for resale in the near term are classified as trading securities and recorded at their fair values. Unrealized gains and losses on trading securities are included in noninterest income. During 2006, 2005, and 2004, the Company did not engage in trading securities.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. As of December 31, 2006, no securities were determined to have other than a temporary decline in fair value below cost.

Restricted Stock — Monticello is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta (FHLB), which totaled $2,496,000 and $1,652,000 at December 31, 2006 and 2005, respectively. At December 31, 2006, Monticello has pledged the FHLB stock along with other collateral for advances from the FHLB (see Note 11). Cash dividends on the FHLB stock totaled $115,000 for 2006, $53,000 for 2005, and $41,000 for 2004.

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Commitments to Originate and Sell Mortgage Loans — Commitments to originate mortgage loans that will be held for resale, which are referred to as derivative loan commitments, are derivatives that must be accounted for at fair value on the balance sheet by the issuer. All loan sales agreements, including both mandatory-delivery and best-efforts contracts, must be evaluated by both the seller and the purchaser to determine whether the agreements meet the definition of a derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. Financial institutions must also account for loan sales agreements that meet the definition of a derivative, which are referred to as forward loan sales commitments, at fair value on the balance sheet.

The Company has accounted for the fair value of these derivative loan commitments through the establishment of a valuation allowance charged to operating expenses that totaled $424,000, $382,000, and $213,000 at December 31, 2006, 2005, and 2004, respectively (see Note 3). The Company’s risks have further been mitigated through a hedging strategy as more fully explained at Note 19.

Loans Held-for-Sale — Residential loans held-for-sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements. Gains and losses resulting from sales of residential mortgage loans are recognized when the Company funds a loan and has a commitment from the purchaser.

Loans Held-for-Investment — Loans are stated at the principal amount outstanding, adjusted for premiums and discounts. Interest on loans is recognized primarily on the accrual basis. Nonrefundable loan fees and certain loan origination costs are being amortized over the commitment period and/or the term of the loan to the extent loan fees materially exceed loan origination costs.

Interest income on loans is accounted for on the accrual basis. Generally, the Company’s policy is to discontinue the accrual of interest on loans delinquent over ninety days unless fully secured and in the process of collection. The accrued and unpaid interest is reversed from current income and thereafter interest is recognized only to the extent payments are received. A nonaccrual loan may be restored to accrual basis when interest and principal payments are current and prospects for future recovery are no longer in doubt.

The Company has adopted Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS 114), which sets the standard for recognition of loan impairment and the measurement methods for certain impaired loans and loans whose terms are modified in troubled debt restructurings.

Under SFAS 114, a loan is impaired when it is probable that a creditor will be unable to collect the full amount of principal and interest due according to the contractual terms of the loan agreement. When a loan is impaired, a creditor has a choice of ways to measure the impairment. The measurement of impairment may be based on (1) the present value of the expected future cash flows of the impaired loan discounted at the loan’s original effective interest rate, (2) the observable market price of the impaired loan, or (3) the fair value of the collateral of a collateral-dependent loan. Creditors may select the measurement method on a loan-by-loan basis, except that collateral-dependent loans for which foreclosure is probable must be measured at the fair value of the collateral. A creditor in a troubled debt restructuring involving a restructured loan should measure impairment by discounting the total expected future cash flows at the loan’s original effective rate of interest. If the value of the loan is less than the recorded investment in the loan, a loss should be recognized by recording a valuation allowance and a corresponding increase to the provision for loan losses charged to operating expenses.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allowance for Loan Losses — The provision for loan losses charged to operating expenses is based upon management’s judgment of the adequacy of the allowance giving consideration to its loan loss experience and an evaluation of the current loan portfolio.

The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb loan losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions.

Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

Valuation Allowance for Derivative Loan Commitments — Mortgage Lion recognizes a charge against earnings for risks associated with the mortgage banking operations, which includes pricing adjustments and potential losses not fully mitigated in its hedging strategy (see Note 19).

Foreclosed Assets — Assets acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management, and the foreclosed asset is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from the holding of foreclosed assets and changes in the valuation allowance are included in loss on foreclosed assets, if material. The Company includes foreclosed assets secured by real estate in the financial statement caption, Other Real Estate Owned.

Premises and Equipment — Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to operations, and the expenditures for major replacements and betterments are added to the property and equipment accounts. The cost and accumulated depreciation of the property and equipment retired or sold are eliminated from the property accounts at the time of retirement or sale, and the resulting gain or loss is reflected in current operations.

Advertising Expense — Advertising costs are expensed as incurred. Advertising costs charged to expense amounted to $17,000, $41,000, and $15,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

Goodwill — The Company has adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), which addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. The standard provides that goodwill and other intangible assets with indefinite lives are no longer to be amortized. These assets are to be reviewed for impairment annually or more frequently if impairment indicators are present. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. The Company has recorded intangible assets (goodwill) of $112,000, resulting from its acquisition of Mortgage Lion in 2001. In management’s opinion, there has been no impairment of the carrying value of goodwill.

Long-Lived Assets — Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Certain long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Income Taxes — Effective July 1, 2003, the Company’s stockholders elected “S” status under provisions of the Internal Revenue Code, and the Company has obtained Qualified Subchapter S Subsidiary status for Mortgage Lion. The stockholders of an S Corporation report their respective share of income or loss on their personal tax returns. The Company was subject to a recapture tax in the amount of $156,000 on the loan loss reserves that existed at June 30, 2003, for tax purposes, of which $39,000 was paid for the six months ended

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003, and the remaining $117,000 was to be spread over the next three years under current rules. At December 31, 2006, the recapture tax was fully paid. The Company may also be subject to corporate tax for a period of ten years from July 1, 2003, on any built-in gains it had at the time of the S election. The Company continues to pay state income taxes for its Mortgage Lion operations in Georgia.

Computation of Per Share Earnings — Basic earnings per share (EPS) amounts are computed by dividing net income by the weighted average number of common shares outstanding of 2,880, 2,809, and 2,567, respectively, for the years ended December 31, 2006, 2005, and 2004. Diluted EPS are computed by dividing net earnings by the weighted average number of shares and all dilutive potential shares outstanding during the period. The Company has no dilutive potential shares outstanding for 2006, 2005, or 2004.

Interest Rate Risk — The Company’s asset base is exposed to risk including the risk resulting from changes in interest rates and changes in the timing of cash flows. The Company monitors the effect of such risks by considering the mismatch of the maturities of its assets and liabilities in the current interest rate environment and the sensitivity of assets and liabilities to changes in interest rates. The Company’s management has considered the effect of significant increases and decreases in interest rates and believes such changes, if they occurred, would be manageable and would not affect the ability of the Company to hold its assets as planned. However, the Company is exposed to significant market risk in the event of significant and prolonged interest rate changes (see Note 19).

Off-Balance Sheet Instruments — In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters-of-credit. Such financial instruments are recorded in the financial statements when they become payable.

Transfers of Financial Assets — Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity (see Note 11).

Employee Benefits — Pension costs are charged to salaries and employee benefits expense when accrued.

Statements of Cash Flows — For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, clearings and exchanges, due from correspondent banks, and interest bearing deposits in depository institutions with original terms of maturity of less than ninety days.

Monticello is required by law or regulation to maintain cash reserves with the Federal Reserve Bank. The reserve balance at December 31, 2006 and 2005, was approximately $68,000 and $71,000, respectively.

Financial Reporting — Comprehensive Income — Generally accepted accounting principles require an entity to report its change in equity during the period from transactions and events other than those resulting from investments by and distributions to owners. All items that are recognized as comprehensive income are required to be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any material amounts of comprehensive income other than those already shown in the Statements of Operations; therefore, a separate statement of comprehensive income is not included with these financial statements.

Implementation of New Accounting Standards — In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing Financial Assets, an amendment of SFAS No. 140 (SFAS 156). This statement amends SFAS 140 to require that all separately recognized servicing assets and liabilities be initially measured at fair value, if practical. The effective date of this statement is as of the beginning of its first fiscal year that begins after September 15, 2006; however, early adoption is permitted as of the beginning of any fiscal year, provided the entity has not issued financial statements for the interim

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

period. The initial recognition and measurement of servicing assets and servicing liabilities are required to be applied prospectively to transactions occurring after the effective date. The adoption of SFAS 156 is not expected to materially impact the Company’s financial position, results of operations, or liquidity.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 for the year beginning January 1, 2007. The adoption of FIN 48 is not expected to materially impact the Company’s financial position, results of operations, or liquidity.

In September, 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. In developing this statement, the FASB considered the need for increased consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 is not expected to materially impact the Company’s financial position, results of operations, or liquidity.

In September 2006, the FASB reached a consensus on EITF No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.  The Task Force addressed the issue of how an employer should account for the deferred compensation or postretirement or postemployment benefit aspects of a split-dollar life insurance arrangement that is, in substance, an endorsement type of policy. The Task Force believes that an employer should recognize a liability for future benefits in accordance with SFAS 106 (if, in substance, a postretirement benefit plan exists) or APB Opinion 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. For example, if the employer has effectively agreed to maintain a life insurance policy during the employee’s retirement, the cost of the insurance policy during postretirement periods should be accrued in accordance with either SFAS 106 or APB Opinion 12. Similarly, if the employer has effectively agreed to provide the employee with a death benefit, the employer should accrue, over the service period, a liability for the actuarial present value of the future death benefit as of the employee’s expected retirement date, in accordance with either SFAS 106 or APB Opinion 12. This consensus is to be applied to fiscal years beginning after December 15, 2007, with earlier application permitted. The Company has not completed its evaluation of this EITF; however, the initial assessment is that adoption will not materially impact its financial position, results of operations, or liquidity.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 (SFAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. The Company has not completed its evaluation of this statement; however, the initial assessment is that adoption will not materially impact its financial position, results of operations, or liquidity.

Reclassifications — Certain amounts in the consolidated financial statements have been reclassified from previously issued audited financial statements to conform to the classifications used for this filing included in the registration statement on Form S-4. These reclassifications did not change reported net income for any period previously presented.

NOTE 2 — INVESTMENT SECURITIES

The amortized cost and estimated fair value of instruments in debt and equity securities at December 31, 2006 and 2005, follow (dollars in thousands):

	December 31, 2006				December 31, 2005
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value

Held-to-maturity
State, county and municipal bonds	$8,053	$25	$28	$8,050	$8,067	$53	$26	$8,094
Common stock	14	—	—	14	14	—	—	14

Total investment securities	$8,067	$25	$28	$8,064	$8,081	$53	$26	$8,108

Management evaluates securities for other-than-temporary impairment at least on a monthly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2006, the debt securities with gross unrealized losses have depreciated 0.8% from the Company’s amortized cost basis. All of these securities are guaranteed by state and local governments.

These unrealized losses relate principally to current interest rates for similar types of securities. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government, its agencies, or other governments, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other-than-temporary.

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following information pertains to securities with gross unrealized losses at December 31, 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position (dollars in thousands):

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross		Total
	Unrealized		Unrealized		Unrealized	Total
	Losses	Fair Value	Losses	Fair Value	Losses	Fair Value

December 31, 2006:
Securities held-to-maturity:
State, county, and municipal bonds	$(5)	$631	$(23)	$2,654	$(28)	$3,285

December 31, 2005:
Securities held-to-maturity:
State, county, and municipal bonds	$(1)	$226	$(25)	$2,810	$(26)	$3,036

During 2006, 2005, and 2004, the Company had no sales of investment securities.

The cost and estimated fair value of debt and equity securities at December 31, 2006, by contractual maturities, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (dollars in thousands).

	Securities Held-to-Maturity
	Amortized	Fair
	Cost	Value

Due in one to five years	$233	$230
Due in five to ten years	1,167	1,166
Due in ten years or more	6,667	6,668

	$8,067	$8,064

NOTE 3 — LOANS HELD-FOR-SALE

Loans held-for-sale include residential real estate loans originated principally through the mortgage banking operations of Mortgage Lion and held by the Company pending transfer to investors with take-out commitments. These loans are carried at cost, which is lower than market, and adjusted for management’s estimate of the valuation allowance for derivative loan commitments associated with transfers of loans held-for-sale. A summary of loans held-for-sale at December 31, 2006 and 2005, follows (dollars in thousands):

	2006	2005

Loans held-for-sale	$11,782	$42,297
Valuation allowance for derivative loan commitments	(424)	(382)

Loans held-for-sale, net	$11,358	$41,915

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The activity in the valuation allowance for derivative loan commitments associated with transfers of loans held-for-sale for the years ended December 31, 2006, 2005, and 2004, follows (dollars in thousands):

	2006	2005	2004

Balance, beginning	$382	$213	$269
Charge-offs	(44)	(157)	(56)
Recoveries	17	228	—
Provision to valuation allowance	69	98	—

Balance, ending	$424	$382	$213

A summary of selected financial statement data for the mortgage banking operations follows (dollars in thousands):

	For the Year Ended December 31,
	2006	2005	2004

Consolidated Statements of Operations:
Net gains from sale of loans before provision	$884	$2,168	$2,492
Provision to valuation allowance for derivative loan commitments	(69)	(98)	—

Net gains from sale of loans	815	2,070	2,492
Loan servicing for income	226	190	101
Loan servicing fees	(204)	(209)	(128)

Total income from mortgage banking operations	$837	$2,051	$2,465

	At December 31,
	2006	2005

Consolidated Statements of Financial Condition (included in prepaid expenses and other assets):
Purchased mortgage servicing rights	$190	$518
Accounts receivable from investors	2	30
Sold loan servicing asset	259	359
Sold loan interest-only strips	3	3

	$454	$910

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4 — LOANS HELD-FOR-INVESTMENT

A summary of loans receivable at December 31, 2006 and 2005, follows (dollars in thousands):

	2006	2005

Residential real estate — 1-4 family	$119,007	$98,923
Residential real estate — multi-family	5,542	2,368
Nonresidential real estate	42,230	26,411
Commercial loans	25,259	23,624
Consumer and other loans	2,259	2,470

Total	194,297	153,796
Deferred loan fees, net	545	214
Allowance for loan losses	(1,969)	(1,919)

Loans held-for-investment, net	$192,873	$152,091

Lending efforts have historically focused on 1-4 family and multi-family residential real estate loans (including construction loans) in northeastern Florida and the southeastern United States of America. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, unless the loan includes mortgage insurance written by a private mortgage insurer. The value of the real estate, including any proceeds from the private mortgage insurance, provides the Company with more than adequate collateral coverage in the event of default. As of December 31, 2006, such loans comprised approximately $136,331,000, or 66% of the total loan portfolio (including loans held-for-sale).

At December 31, 2006, 2005, and 2004, the Company had loans on which interest was not being accrued (nonaccrual or impaired loans) of approximately $4,414,000, $1,137,000, and $1,723,000, respectively, and the reduction in annual interest income associated with nonaccrual loans for 2006, 2005, and 2004, was approximately $596,000, $76,000, and $131,000, respectively. Average nonaccrual or impaired loans for 2006, 2005, and 2004 totaled approximately $4,943,000, $2,398,000, and $1,926,000, respectively, and $204,000 and $92,000 of interest was collected and recorded on these loans in 2006 and 2005, respectively. In 2004, the amount of interest collected on nonaccrual or impaired loans was not material.

At December 31, 2006 and 2005, the Company had loans totaling approximately $150,000 and $-0-, respectively, that were past due ninety days or over and still accruing. At December 31, 2006 and 2005, loans totaling $10.8 million, and $17.7 million, respectively, were classified as either special mention, substandard, or doubtful. At December 31, 2006 and 2005, the Company had allocated $1,562,000 and $1,607,000, respectively, of its allowance for loan losses as specific reserves against past due and nonperforming loans; however, the total allowance of $1,969,000 and $1,919,000, respectively, was available to cover probable losses in the entire loan portfolio.

At December 31, 2006, the Company had approximately $117.2 million of fixed rate loans and $88.9 million of variable rate loans outstanding, excluding deferred loan fees and loans held-for-sale.

In the ordinary course of business, the Company may grant loans to its officers, directors, and insiders (related party loans). Related party loans are made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. In the opinion of management, such loans (when made) are consistent with sound lending

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

practices and are within applicable regulatory lending limitations. A summary for the years ended December 31, 2006 and 2005, follows (dollars in thousands):

	2006	2005

Beginning of year balance	$309	$1,034
Additions	30	750
Payments	(43)	(1,475)

End of year balance	$296	$309

NOTE 5 — ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses for the years ended December 31, 2006, 2005, and 2004, follows (dollars in thousands):

	2006	2005	2004

Balance, beginning	$1,919	$756	$221
Loans charged off	(347)	(707)	(741)
Recoveries	7	557	99
Provision for loan losses	390	1,313	1,177

Balance ending	$1,969	$1,919	$756

NOTE 6 — ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31, 2006 and 2005, consists of the following:

	2006	2005

Loans	$1,221	$1,293
Investment securities	93	93

Totals	$1,314	$1,386

NOTE 7 — PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at December 31, 2006 and 2005, (dollars in thousands):

	Estimated
	Useful Lives	2006	2005

Land and leasehold deposits		$845	$845
Building	30 years	2,707	2,707
Furniture, fixtures, and equipment	5-7 years	1,617	1,540
Automobile	3 years	129	145

Total		5,298	5,237
Less accumulated depreciation		(1,550)	(1,290)

Premises and equipment, net		$3,748	$3,947

Depreciation expense amounted to $325,000, $309,000, and $303,000 for 2006, 2005, and 2004, respectively.

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Leases and Lease Commitments — Certain Company facilities and equipment are or have been leased under various operating leases. Rent expense was $37,000, $35,000, and $34,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

In 2006, 2005, and 2004, Mortgage Lion had one lease for a facility in Fitzgerald, Georgia, with its principal stockholder of the Company. The Fitzgerald, Georgia, location is leased on a month-to-month basis for $2,350 per month.

The Company also leases various computers, copiers, and other equipment with noncancelable leases ranging from 36 to 50 months, which are not material as to current lease amounts and future commitments.

NOTE 8 — OTHER REAL ESTATE OWNED

At December 31, 2006 and 2005, other real estate owned totaled:

	2006	2005

Foreclosured real estate	$1,394	$895
Other real estate owned for investments	182	187

Total	$1,576	$1,082

During 2006 and 2005, the Company sold foreclosed real estate with a carrying value of $364,000 and $438,000, respectively, and reported net gains of $25,000 and $62,000, respectively. Expenses of $73,000, $7,000, and $2,000 were recorded in 2006, 2005, and 2004, respectively, for foreclosed real estate. During 2006, the Company also sold real estate owned by MIII with a carrying value of $5,000, and reported a gain of $1,000.

NOTE 9 — PREPAID EXPENSES AND OTHER ASSETS

A summary of prepaid expenses and other assets at December 31, 2006 and 2005, follows (dollars in thousands):

	2006	2005

Purchased mortgage servicing rights	$190	$518
FHLMC sold loan servicing rights	245	327
Escrow advances	388	99
Sold loan servicing rights	17	35
Prepaid expenses and other	237	380
Investment in unconsolidated subsidiary(trust preferred securities)	93	93

Total	$1,170	$1,452

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 10 — DEPOSIT ACCOUNTS

A summary of deposit accounts and interest rates being paid on such accounts at December 31, 2006 and 2005, follows (dollars in thousands):

	Range of Interest	2006	2005

Noninterest bearing demand deposit accounts		$10,327	$11,260
NOW accounts	1.10% - 1.48%	3,023	3,670
Money market deposit accounts	1.72% - 5.00%	60,320	35,675
Savings accounts	0.99% - 2.00%	2,957	7,685
Certificates of deposit accounts	2.00% - 3.99%	22,957	94,122
Certificates of deposit accounts	4.00% - 5.99%	56,008	21,855

Total		$155,592	$174,267

The aggregate amount of deposits in denominations of $100,000 or more totaled $66,159,000 and $80,479,000 at December 31, 2006 and 2005, respectively. At December 31, 2006, one retirement account with a balance of $251,000 exceeded the recently increased FDIC insurance limit of $250,000 for retirement accounts.

At December 31, 2006, scheduled maturities of certificates of deposit follow (dollars in thousands):

Years Ending December 31,	Amount

2007	$49,743
2008	17,262
2009	3,760
2010	3,966
2011	4,234

Total	$78,965

Interest expense on deposits for the years ended December 31, 2006, 2005, and 2004, follows (dollars in thousands):

	2006	2005	2004

NOW accounts	$46	$61	$58
Money market deposit accounts	2,580	306	415
Passbook accounts	85	284	410
Certificate accounts	3,804	4,721	2,702

Total	$6,515	$5,372	$3,585

At December 31, 2006 and 2005, the aggregate balance of brokered certificates of deposit totaled $16,991,000 and $6,000,000, respectively. Interest paid in 2006, 2005, and 2004 on brokered deposits totaled $338,000, $268,000, and $330,000, respectively.

The aggregate balance of related party deposits totaled $2,314,000 and $1,198,000 at December 31, 2006 and 2005, respectively.

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 11 — OTHER BORROWINGS

At December 31, 2006 and 2005, the Company’s short-term borrowings, long-term debt, and other borrowings consisted of the following (dollars in thousands):

			Weighted Average
	Amount		Interest Rate		Interest Expense
	2006	2005	2006	2005	2006	2005	2004

Short-term Borrowings:
Direct Rate Credit Program (FHLB)	$17,200	$—	5.49%	3.21%	$313	$32	$—
Fed Funds Purchased	—	—	5.66	3.09	3	1	—

	$17,200	$—	5.48	3.23	$316	$33	$—

Long-term Debt and Other Borrowings:
FHLB fixed-rate advances maturing:
April 16, 2014	$10,000	$10,000	3.33	3.33	$333	$333	$235
June 24, 2015	10,000	10,000	3.71	3.71	371	193	—
September 26, 2016	3,200	—	4.07	—	34	—	—

	23,200	20,000	3.54	3.46	738	526	235
FHLB variable-rate advances maturing:
September 26, 2008*	5,000	5,000	4.02	3.50	201	175	265

Total long-term FHLB advances	28,200	25,000	3.63	3.47	939	701	500
Junior subordinated debentures:
Relating to Trust Preferred Securities	3,093	3,093	7.23	5.90	224	182	5
Transfer of loans accounted for as other borrowings	2,955	—	6.75	—	98	—	—

Total long-term debt	$34,248	$28,093	4.15	3.79	$1,261	$883	$505

Total interest expense on Other Borrowings					$1,577	$916	$505

*	Rate varies with a floor of the 3-month LIBOR plus 73 basis points and a ceiling of 3.73% plus the 3-month LIBOR minus 5%.

Federal Home Loan Bank of Atlanta Advances.  At December 31, 2006, the Company had outstanding short-term and long-term advances from the FHLB totaling $45,400,000, which was secured by a blanket floating lien on capital stock of FHLB and loans secured by first mortgages with a carrying value of approximately $130.4 million. At December 31, 2006, the amounts available to advance from the FHLB totaled approximately $165,000.

FHLB Short-term Borrowings.  As of December 31, 2006 and 2005, the Bank had an additional advance of $17,200,000 and $-0-, respectively, from the Daily Rate Credit Program. The interest rate for this program is set daily and paid on a monthly basis. The weighted average outstanding balances for 2006 and 2005 were $5,716,000 and $996,000, respectively. This program allows the Bank maximum advances from all sources that are limited to 20% of Monticello’s total assets.

Other Short-term Borrowings.  The Company purchases federal funds for liquidity needs during the year. At December 31, 2006 and 2005, no federal fund purchases existed. The average federal funds purchased during 2006 and 2005, were $49,000 and $27,000, respectively.

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Junior Subordinated Debentures.  On December 15, 2004, Monticello Bancshares, Inc. participated in a pooled offering of trust preferred securities. Monticello formed Monticello Statutory Trust II (the Trust), a wholly-owned statutory trust subsidiary for the purpose of issuing the trust preferred securities. The Trust used the proceeds from the issuance of $3,000,000 in trust preferred securities to acquire fixed/floating rate junior subordinated deferrable interest debentures of Monticello in the amount of $3,093,000. The trust preferred securities essentially mirror the debt securities, carrying a cumulative preferred dividend at a fixed rate of 4.60% equal to the interest rate on the debt securities, both payable quarterly for the first year. Beginning March 15, 2005, the quarterly rates vary based on the three month LIBOR plus 2.15%. The debt securities and the trust preferred securities each have 30-year lives. The trust preferred securities and the debt securities are callable by Monticello or the Trust, at their respective option after five years, and at varying premiums and sooner in specific events, subject to prior approval by the Federal Reserve Board, if then required.

The Company has adopted FASB 46-R, which resulted in the assets and liabilities, as well as the related income and expenses of the Trust, being excluded from the Company’s consolidated financial statements. However, the junior subordinated debentures issued by the Company and purchased by the Trust remain on the Consolidated Statements of Financial Condition. In addition, the related interest expense continues to be included in the Consolidated Statements of Operations. For regulatory capital purposes, these trust preferred securities qualify as a component of Tier 1 Capital.

At December 31, 2006 and 2005, Monticello’s investment in the statutory trust of $93,000 has been included in Prepaid expenses and other assets in the Consolidated Statements of Financial Condition as an investment in an unconsolidated subsidiary. Dividends on trust preferred securities totaled $6,000 in 2006, $5,000 in 2005, and $-0- in 2004.

At December 31, 2006, the Company has reported loan participations totaling $2,955,000 as other borrowings. Under the terms of the participation agreement, the Company is obligated to repurchase the transferred assets before maturity. The average balances for 2006 totaled $1,451,000. Loan interest of $98,000 was reclassified to interest expense in 2006 for financial reporting purposes.

NOTE 12 — INCOME TAXES

The provision for income taxes is summarized as follows (dollars in thousands):

	2006	2005	2004

Current:
Federal	$39	$39	$39
State	64	42	15

Income tax provision	$103	$81	$54

A reconciliation of the income tax benefit computed at the federal statutory rate of 34% and the income tax provision (benefit) shown on the Consolidated Statements of Operations, follows (dollars in thousands):

	2006	2005	2004

Tax computed at statutory rate (none required for S corporation)	$—	$—	$—
Increase (decrease) resulting from:
Built-in gains tax (federal and state)	44	44	44
State income taxes	59	37	10

Income tax provision	$103	$81	$54

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2006 and 2005, the Company had no deferred income tax assets or liabilities as a result of its election to S Corporation status on July 1, 2003.

NOTE 13 — REGULATORY CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

Monticello is subject to various regulatory capital requirements administered by its primary federal regulator, OTS. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators, that if undertaken, could have a direct material impact on the Company and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, Monticello must meet specific capital guidelines involving quantitative measures of Monticello’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Monticello’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Monticello to maintain minimum amounts and ratios of: total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulations), Tier 1 capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). As discussed in greater detail below, as of December 31, 2006, management believes it met all of the capital adequacy requirements to which Monticello is subject.

As of December 31, 2006, the most recent notification from the OTS, Monticello was categorized as adequately-capitalized under the regulatory framework for prompt corrective action. To remain adequately-capitalized, Monticello will have to maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed Monticello’s prompt corrective action category.

			For Capital
			Adequacy Purposes
			and to be
			Adequately-Capitalized
			Under the
			Prompt Corrective
	Actual		Action Provisions
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

As of December 31, 2006:
Total Risk-Based Capital
(To Risk-Weighted Assets)	$24,809	14.91%	$13,307	8.00%
Tier 1 Capital (To Risk-Weighted Assets)	$22,755	13.68%	$6,654	4.00%
Tier 1 Capital (To Adjusted Total Assets)	$22,755	9.99%	$9,109	4.00%
Tangible Capital (To Adjusted Total Assets)	$22,755	9.99%	$3,416	1.50%
As of December 31, 2005:
Total Risk-Based Capital
(To Risk-Weighted Assets)	$25,023	16.28%	$12,293	8.00%
Tier 1 Capital (To Risk-Weighted Assets)	$23,097	15.03%	$6,147	4.00%
Tier 1 Capital (To Adjusted Total Assets)	$23,097	10.21%	$9,051	4.00%
Tangible Capital (To Adjusted Total Assets)	$23,097	10.21%	$3,394	1.50%

The ability of the Holding Company to pay dividends to its stockholders depends primarily on dividends received by the Holding Company from its subsidiary, Monticello. Monticello may not declare or pay a cash

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

dividend on or repurchase any of its capital stock if the effect thereof would cause the stockholder’s equity of Monticello to be reduced below the amount required for the regulatory capital requirement, without prior approval of the OTS. Also, Monticello is required to obtain prior approval to pay any dividends pursuant to matters discussed in Note 20.

NOTE 14 — STOCKHOLDERS’ EQUITY

During 2006, 2005, and 2004, the Company declared cash dividends to stockholders in amounts to cover the stockholders’ estimated federal income tax liability of the pass-through income of the Company (see Note 1, Income Taxes). The dividends for 2006, 2005, and 2004 totaled $2,624,000, $2,907,000, and $850,000, respectively.

Retained earnings at December 31, 2006 and 2005, and changes for the years then ended, for income tax purposes, are summarized as follows (dollars in thousands):

			Accumulated
	Accumulated	Other	Earnings	Total
	Adjustments	Adjustments	and Profits -	Retained
	Account	Account	Timing Differences	Earnings

Balance, December 31, 2004	$4,223	$211	$—	$4,434
Income taxed to stockholders	3,666	248	(961)	2,953
Nondeductible expenses	(65)	—	—	(65)
Less distributions	(2,907)	—	—	(2,907)

Balance, December 31, 2005	4,917	459	(961)	4,415

Income taxed to stockholders	2,237	328	(384)	2,181
Nondeductible expenses	(29)	—	—	(29)
Less distributions	(2,624)	—	—	(2,624)

Balance, December 31, 2006	$4,501	$787	$(1,345)	$3,943

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Credit-Related Financial Instruments.  The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters-of-credit. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the consolidated statements of financial condition.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters-of-credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Company upon extension of credit, varies and is based on management’s credit evaluation of the counterparty.

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unfunded commitments under commercial lines-of-credit and other revolving credit lines are commitments for possible future extensions of credit to existing customers. These lines-of-credit may not be fully collateralized but generally contain a specified maturity date. Certain conditions may exist that would prevent the customer from drawing upon the total amount to which the Company is committed.

Standby letters-of-credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters-of-credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments if deemed necessary.

A summary of contractual commitments at December 31, 2006, follows (dollars in thousands):

	Variable	Fixed
	Rate	Rate	Total

Commitments to originate loans
Undisbursed portion of mortgage construction loans	$9,256	$—	$9,256
1-4 family residential dwelling	613	10,541	11,154
Other lines-of-credit	1,765	—	1,765

	$11,634	$10,541	22,175

Financial standby letters-of-credit			70

Total contractual commitments			$22,245

Substantially all of the fixed-rate commitments have remaining commitment periods of less than one year at December 31, 2006.

Repurchase Commitments.  The Company has entered into loan sale agreements with investors in the normal course of business that include representations and warranties customary to the mortgage banking industry. Violations of these representations and warranties may require the Company to repurchase loans previously sold or to reimburse investors for losses incurred. In 2006, the Bank received five repurchase requests from its investors totaling $794,000.

At December 31, 2006, the amount of contingent repurchase obligations for early payment defaults based on a maximum of 120 days was estimated by management at approximately $55.3 million. Management mitigates its exposure to repurchase commitments by seeking modifications to existing agreements. Typically, investors will grant such modifications to limit the Company’s exposure to certain repurchase clauses in consideration for a fee. Subsequent to December 31, 2006, the Company requested and received (pending final execution) a modification from one investor that will clarify and limit the early payment default liability. The Company’s estimate of its contingent repurchase obligations for early payment defaults may be higher for this investor without this modification. In the opinion of management, the potential exposure related to the Company’s loan sale agreements is adequately provided for in the valuation allowance for derivative loan commitments associated with transfers of loans held-for-sale.

Collateral Requirements.  To reduce credit risk related to the use of credit-related financial instruments, the Company might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Company’s credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment, and real estate.

If the counterparty does not have the right and ability to redeem the collateral or the Company is permitted to sell or repledge the collateral on short notice, the Company records the collateral in its statement of financial condition at fair value with a corresponding obligation to return it.

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Litigation.  The Company may periodically be a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to the Company’s operations. Management, after consultation with legal counsel, does not believe that there are any pending or threatened proceedings against the Company that, if determined adversely, would have a material effect on the Company’s consolidated financial position.

Other.  At December 31, 2006, Monticello had an unused line of credit from a correspondent bank for the purchase of overnight federal funds totaling $2.0 million.

NOTE 16 — BENEFIT PLAN

The Company has established a 401(k) Profit Sharing Plan. Substantially all employees are covered by this plan. The Company’s plan allows each employee to defer from 1% to no more than 15% of the participant’s salary with partially matching Company contributions. The maximum the Company will match is 25% of the first 6% of the participant’s compensation. Contributions to the plan for the years ended December 31, 2006, 2005, and 2004, totaled $18,000, $24,000, and $20,000, respectively.

NOTE 17 — CONCENTRATIONS OF CREDIT

Substantially all of the Company’s loans, commitments, and commercial and standby letters-of-credit have been granted to customers in the Company’s market area, which include the southeastern United States, principally Florida, Georgia, North Carolina, and South Carolina. The concentrations of credit by type of loan are set forth in Notes 3 and 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Letters-of-credit were granted to commercial borrowers. The Company, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of its legal lending limit.

NOTE 18 — DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments for which it is practicable to estimate that value:

Cash and Short-term Investments — For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities — For securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Federal Home Loan Bank Stock — Fair value of the Company’s investment in Federal Home Loan Bank stock is its cost.

Loans Receivable — For loans subject to repricing and loans intended for sale within six months, fair value is estimated at the carrying amount plus accrued interest. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities — The fair value of demand deposits, savings accounts, certain money market deposits, and customer repurchase agreements, if any, is the amount payable on demand at the reporting date. The fair value of long-term fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Borrowings — For short-term debt, including accounts and demand notes payable, the carrying amount is a reasonable estimate of fair value. The fair value of customer repurchase agreements is the amount payable on demand at the reporting date. The fair value of long-term debt is estimated by discounting the future cash flows using the current rates at which similar debt would be issued by debtors with similar credit ratings and for the same remaining maturities.

Off-Balance Sheet Instruments — Fair values for off-balance-sheet lending commitments are based on rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

The estimated fair values of the Company’s financial instruments at December 31, 2006 and 2005, follow (dollars in thousands):

	Carrying	Fair
	Amount	Value

December 31, 2006
Financial Assets
Cash and deposits in other banks	$5,288	$5,288
Investment securities	8,067	8,064
FHLB stock	2,496	2,496
Loans, including deferred loan fees	206,624	205,557

Total assets valued	$222,475	$221,405

Financial Liabilities
Deposits	$155,592	$155,161
Other borrowings	51,448	52,072

Total liabilities valued	$207,040	$207,233

December 31, 2005
Financial Assets
Cash and deposits in other banks	$12,231	$12,231
Investment securities	8,081	8,108
FHLB stock	1,652	1,652
Loans, including deferred loan fees	196,307	194,752

Total assets valued	$218,271	$216,743

Financial Liabilities
Deposits	$174,267	$176,524
Other borrowings	28,093	28,851

Total liabilities valued	$202,360	$205,375

While these estimates of fair value are based on management’s judgment of the most appropriate factors, there is no assurance that, had the Company disposed of such items at December 31, 2006, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2006, should not necessarily be considered to apply at subsequent dates.

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 19 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and rates. The Company’s market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. The Company has little or no risk related to trading accounts, commodities, or foreign exchange. Management actively monitors and manages interest rate risk exposure. The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on the Company’s net interest income and capital, while adjusting the Company’s asset-liability structure to obtain the maximum yield-cost spread on that structure. Management relies primarily on the asset-liability structure to control interest rate risk. However, a sudden and substantial change in interest rates could adversely impact the Company’s earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis.

The Company does not engage in trading or hedging activities and does not invest in interest-rate derivatives or enter into interest rate swaps except as described in the following hedging strategy.

Hedging Strategy — During 2005, the Company began hedging the locks for its conforming 15- and 30-year fixed rate and other mortgage commitments under a participation agreement whereby the Company participates in a cooperative that provides secondary marketing services including lock and pipeline management, hedging strategies, loan sales, and other related services. At December 31, 2006 and 2005, the Company had participations in open hedge positions of $23.2 million and $34.3 million, respectively, in 15- and 30-year mortgage-backed securities for gross loans of $22.6 million and $41.3 million, respectively, with a net credit exposure of $49,000 and $125,000, respectively. Of the $354.6 million credit limit under this participation agreement at December 31, 2006, $331.4 million was available for hedging loans. At December 31, 2006, the estimated market value change of the hedge ranges from negative $177,000 at the rate floor to a positive $261,000 at the rate cap. The estimated market value change of loans (pull-through adjusted) ranges from positive $181,000 at the rate floor to a negative $260,000 at the rate cap.

At December 31, 2006, 2005, and 2004, management had recorded a valuation allowance for derivative loan commitments associated with transfers of loans held-for-sale in the amount of $424,000, $382,000, and $213,000, respectively, that, in management’s opinion, would be available to absorb losses from other risks including interest rate risks. In management’s opinion, there have been no significant changes in the Company’s market risk exposure since December 31, 2006.

NOTE 20 — REGULATORY ACTION

Without admitting or denying findings of fact, Monticello Bank entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist for Affirmative Action (C&D Order) on January 19, 2006. The C&D Order addressed stipulated instances of unsafe and unsound banking practices and stipulated violations of various banking laws and regulations. Among the stipulated violations and deficiencies cited were:

•	Interagency real estate lending standards, limitations on loans to one borrower, appraisal standards, and transactions with affiliates;

•	Lending practices related to the oversight of the construction loan portfolio (including speculative and construction permanent loans), which included failure to establish adequate diversification limits, builder/contractor construction loan limits, and builder/construction completion requirements; and

•	Policies and procedures to ensure compliance with applicable laws and regulations and OTS guidance in light of the significant growth, particularly in higher risk assets.

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under the terms of the C&D Order, Monticello Bank consented to the following actions within the timetables stated in the C&D Order:

•	Cease and desist from violations of the interagency real estate lending standards, limitations on loans to one borrower, appraisal standards, and transactions with affiliates;

•	Modify its loan policies to include a loan concentration and asset diversification policy;

•	Review and revise the loan administration practices and procedures to ensure that all modifications or extensions of existing loans are in writing;

•	Adopt and provide to the OTS a written plan to reduce its exposure to one specified borrower;

•	Adopt and receive OTS approval of a business plan for the years 2006, 2007, and 2008 that also provides for quarterly reporting of variances to the business plan;

•	Conduct quarterly reviews of the sufficiency of the allowance for loan losses; and

•	Other actions to strengthen corporate governance and compliance.

While management’s real estate lending activities have been profitable, the recent Florida hurricanes severely impacted building activities in some of the markets in which the Company operates. The rebuilding activities in these storm-ravaged areas delayed the construction of new homes beyond the time frames normally experienced in the industry and, in some cases, contributed to the increased volume of builder/contractor construction loans. As of December 31, 2006, the exposure to builder/contractor construction loans (including undisbursed funds) totaled approximately $18.2 million as compared with $27.5 million as of December 31, 2005.

At June 30, 2005, the OTS reported one builder/contractor relationship that accounted for disbursed balances totaling $6.8 million, which represented 28.94% of core capital plus the allowance for loan losses (ALLL). The gross commitments (including loans-in-process) were $20.1 million, or 85.53% of core capital plus ALLL at June 30, 2005. At December 31, 2006, the total commitment was $4.0 million, or 17.58%, of core capital plus ALLL, with disbursed balances of $1.9 million.

In management’s opinion, Monticello Bank has complied with the terms of the C&D Order pending OTS verification and/or OTS approval of written responses. At December 31, 2006, the OTS acknowledged the Bank’s compliance with all but one of the requirements of the C&D Order. While the Bank has submitted a three-year business plan to the OTS, the final approval from the OTS has not been received (see Note 21).

NOTE 21 — SUBSEQUENT EVENT

On February 28, 2007, CapitalSouth Bancorp (CapitalSouth) and the Company entered into an Agreement and Plan of Merger, dated as of February 28, 2007, and joined in by the majority shareholder of the Company (the Merger Agreement), pursuant to which, among other things, the Company agreed to merge with and into CapitalSouth (the Merger).

Subject to the terms and conditions of the Merger Agreement, the Company shareholders will receive 1,047,619 shares of CapitalSouth common stock, $14 million in cash and $8 million in debt in exchange for all of the Company’s outstanding common stock.

The Merger Agreement contains customary representations, warranties, and covenants of CapitalSouth and the Company, including, among others, a covenant by the Company to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Merger and to maintain and preserve its business organization and relationships during such period. The Boards of Directors of CapitalSouth and the Company have unanimously approved the Merger and both companies have agreed to submit the Merger to their respective shareholders for the requisite approval. The

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company has also agreed not to (1) solicit proposals relating to alternative business combination transactions or (2) subject to certain exceptions, enter into discussions or an agreement concerning or provide confidential information in connection with any proposals for alternative business combination transactions.

Consummation of the Merger is subject to customary conditions, including (1) receipt of the necessary approvals of the holders of the Company common stock and of the holders of CapitalSouth common stock, (2) receipt of regulatory approvals, and (3) absence of any law or order prohibiting the closing. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including (1) subject to certain exceptions and an overall material adverse effect standard, the accuracy of the representations and warranties of the other party, (2) material compliance of the other party with its covenants, and (3) the delivery of customary opinions from counsel to the Company and counsel to CapitalSouth.

The Merger Agreement contains certain termination rights for both CapitalSouth and the Company and further provides that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay CapitalSouth a termination fee of $1,500,000.

In connection with the execution of the Merger Agreement, CapitalSouth and certain officers of the Company and its subsidiaries agreed to enter into an employment and non-competition agreement with terms ranging between 18 and 24 months commencing upon completion of the Merger. The agreement will supersede any existing agreements with the Company.

In connection with the execution of the Merger Agreement, certain shareholders of the Company each entered into a separate lock-up agreement with CapitalSouth, whereby those shareholders agreed to vote certain of their shares of common stock of the Company in favor of the Merger. The lock-up agreement contains non-solicitation and non-competition restrictions for two years commencing upon completion of the Merger.

Additional information may be found in the Current Report dated February 28, 2007, filed by CapitalSouth on March 5, 2007, with the Securities Exchange Commission on Form 8-K.

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 22 — CONSOLIDATING FINANCIAL STATEMENTS FOR 2006, 2005, AND 2004

	Consolidating Statements of Financial Condition as of December 31, 2006 and 2005
	2006					2005
			Holding					Holding
	Monticello	MIII	Company	Eliminations	Consolidated	Monticello	MIII	Company	Eliminations	Consolidated
	(Dollars in thousands)

ASSETS
Cash and due from banks	$913	$109	$23	$(132)	$913	$1,018	$114	$143	$(257)	$1,018
Interest-earning deposits in FHLB	4,375	—	—	—	4,375	11,213	—	—	—	11,213

Cash and cash equivalents	5,288	109	23	(132)	5,288	12,231	114	143	(257)	12,231
Investment securities held-to-maturity	8,067	—	—	—	8,067	8,081	—	—	—	8,081
Loans held-for-sale, net	11,358	—	—	—	11,358	41,915	—	—	—	41,915
Loans held-for-investment, net	192,983	—	—	(110)	192,873	152,201	—	—	(110)	152,091
Accrued interest receivable	1,316	—	—	(2)	1,314	1,386	—	—	—	1,386
Premises and equipment, net	3,748	—	—	—	3,748	3,947	—	—	—	3,947
Other real estate owned	1,394	182	—	—	1,576	895	187	—	—	1,082
FHLB stock	2,496	—	—	—	2,496	1,652	—	—	—	1,652
Goodwill	112	—	—	—	112	112	—	—	—	112
Investments in and advances to subsidiaries	—	—	23,046	(23,046)	—	—	—	23,399	(23,399)	—
Prepaid expenses and other assets	1,061	—	109	—	1,170	1,335	—	117	—	1,452

Total	$227,823	$291	$23,178	$(23,290)	$228,002	$223,755	$301	$23,659	$(23,766)	$223,949

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing demand deposits	$10,459	$—	$—	$(132)	$10,327	$11,517	$—	$—	$(257)	$11,260
Interest-bearing deposits	145,265	—	—	—	145,265	163,007	—	—	—	163,007

Total deposits	155,724	—	—	(132)	155,592	174,524	—	—	(257)	174,267
Short-term borrowings	17,200	—	—	—	17,200	—	—	—	—	—
Long-term debt and other borrowings	31,155	110	3,093	(110)	34,248	25,000	110	3,093	(110)	28,093
Accrued interest payable	222	—	—	—	222	165	—	9	—	174
Advances from borrowers for taxes and insurance	355	—	—	—	355	253	—	—	—	253
Other liabilities and accrued expenses	300	2	—	(2)	300	605	—	—	—	605

Total liabilities	204,956	112	3,093	(244)	207,917	200,547	110	3,102	(367)	203,392

Stockholders’ equity:
Common stock	10	—	3	(10)	3	10	—	3	(10)	3
Additional paid-in capital	17,031	152	16,139	(17,183)	16,139	17,031	152	16,139	(17,183)	16,139
Retained earnings	5,826	27	3,943	(5,853)	3,943	6,167	39	4,415	(6,206)	4,415

Total stockholders’ equity	22,867	179	20,085	(23,046)	20,085	23,208	191	20,557	(23,399)	20,557

Total	$227,823	$291	$23,178	$(23,290)	$228,002	$223,755	$301	$23,659	$(23,766)	$223,949

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Consolidating Statements of Operations for the Years Ended December 31, 2006, 2005, and 2004
	2006					2005					2004
			Holding					Holding				Holding
	Monticello	MIII	Company	Eliminations	Consolidated	Monticello	MIII	Company	Eliminations	Consolidated	Monticello	Company	Eliminations	Consolidated
	(Dollars in thousands)

Interest and dividend income:
Loans, including fees	$14,825	$—	$—	$(7)	$14,818	$13,544	$—	$—	$(11)	$13,533	$9,998	$—	$—	$9,998
Investment securities	321	—	—	—	321	280	—	—	—	280	243	—	—	243
Dividend income	115	—	6	—	121	53	—	5	—	58	41	—	—	41
Other	373	—	—	—	373	267	—	—	—	267	27	—	—	27

Total interest and dividend income	15,634	—	6	(7)	15,633	14,144	—	5	(11)	14,138	10,309	—	—	10,309

Interest expense:
Deposits	6,515	—	—	—	6,515	5,372	—	—	—	5,372	3,585	—	—	3,585
Short-term borrowings	316	—	—	—	316	33	—	—	—	33	—	—	—	—
Long-term debt and other borrowings	1,037	7	224	(7)	1,261	701	11	182	(11)	883	505	—	—	505

Total interest expense	7,868	7	224	(7)	8,092	6,106	11	182	(11)	6,288	4,090	—	—	4,090

Net interest income	7,766	(7)	(218)	—	7,541	8,038	(11)	(177)	—	7,850	6,219	—	—	6,219
Provision for losses on loans held-for-investment	390	—	—	—	390	1,313	—	—	—	1,313	1,177	—	—	1,177

Net income after provision for losses on loans	7,376	(7)	(218)	—	7,151	6,725	(11)	(177)	—	6,537	5,042	—	—	5,042

Noninterest income:
Net gains from sale of loans, net of provisions for derivative loan commitments	815	—	—	—	815	2,070	—	—	—	2,070	2,492	—	—	2,492
Miscellaneous fees and service charges	1,603	—	—	—	1,603	1,731	—	—	—	1,731	3,087	—	—	3,087
Loan servicing fees, net	226	—	—	—	226	190	—	—	—	190	101	—	—	101
Net gains on sales of other real estate owned	25	1	—	—	26	—	62	—	—	62	—	—	—	—
Other	13	—	—	—	13	10	—	—	—	10	124	—	—	124
Equity in net income of subsidiaries	—	—	2,482	(2,482)	—	—	—	3,112	(3,112)	—	—	4,310	(4,310)	—

Total noninterest income	2,682	1	2,482	(2,482)	2,683	4,001	62	3,112	(3,112)	4,063	5,804	4,310	(4,310)	5,804

Noninterest expense:
Salaries and employee benefits	4,394	—	—	—	4,394	4,531	—	—	—	4,531	3,900	—	—	3,900
Occupancy and equipment	1,081	6	—	—	1,087	938	7	—	—	945	924	—	—	924
Marketing, professional, and legal fees	407	—	—	—	407	311	—	3	—	314	188	—	—	188
Loan underwriting and preparation fees	304	—	—	—	304	393	—	—	—	393	393	—	—	393
Loan servicing fees	204	—	—	—	204	209	—	—	—	209	128	—	—	128
Telephone	181	—	—	—	181	186	—	—	—	186	167	—	—	167
Regulatory fees and insurance premiums	172	—	13	—	185	170	—	5	—	175	119	—	—	119
Other operating expenses	805	—	12	—	817	859	3	16	—	878	663	—	—	663

Total noninterest expenses	7,548	6	25	—	7,579	7,597	10	24	—	7,631	6,482	—	—	6,482

Income before income taxes	2,510	(12)	2,239	(2,482)	2,255	3,129	41	2,911	(3,112)	2,969	4,364	4,310	(4,310)	4,364
Provision for income taxes	16	—	87	—	103	56	2	23	—	81	54	—	—	54

Net income	$2,494	$(12)	$2,152	$(2,482)	$2,152	$3,073	$39	$2,888	$(3,112)	$2,888	$4,310	$4,310	$(4,310)	$4,310

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Consolidating Statements of Cash Flows for the Years Ended December 31, 2006, 2005, and 2004
	2006					2005					2004
			Holding					Holding				Holding
	Monticello	MIII	Company	Eliminations	Consolidated	Monticello	MIII	Company	Eliminations	Consolidated	Monticello	Company	Eliminations	Consolidated
	(Dollars in thousands)

OPERATING ACTIVITIES
Net income	$2,494	$(12)	$2,152	$(2,482)	$2,152	$3,073	$39	$2,888	$(3,112)	$2,888	$4,310	$—	$—	$4,310
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	325	—	—	—	325	309	—	—	—	309	303	—	—	303
Amortization of deferred loan (fees) costs, net	46	—	—	—	46	134	—	—	—	134	(41)	—	—	(41)
Provision for losses on loans and valuation allowance	459	—	—	—	459	1,411	—	—	—	1,411	1,177	—	—	1,177
Net premium amortization and discount accretion	14	—	—	—	14	38	—	—	—	38	24	—	—	24
Net gains on sales of other real estate owned	(25)	(1)	—	—	(26)	—	(62)	—	—	(62)	—	—	—	—
Net gains from sale of loans	(815)	—	—	—	(815)	(2,070)	—	—	—	(2,070)	(2,492)	—	—	(2,492)
Proceeds from sale of loans held-for-sale and participations	212,120	—	—	—	212,120	237,510	—	—	—	237,510	208,347	—	—	208,347
Originations of loans held-for-sale	(180,817)	—	—	—	(180,817)	(265,033)	—	—	—	(265,033)	(192,125)	—	—	(192,125)
Income from consolidated subsidiaries	—	—	(2,482)	2,482	—	—	—	(3,112)	3,112	—	—	(4,310)	4,310	—
Changes in operating assets and liabilities:
Accrued interest receivable	72	—	—	—	72	(205)	—	—	—	(205)	(599)	—	—	(599)
Accrued interest payable	48	—	—	—	48	123	—	—	—	123	70	—	—	70
Prepaid expenses and other assets	274	—	8	—	282	145	—	—	—	145	(998)	(10)	—	(1,008)
Other liabilities and accrued expense	(298)	2	(9)	—	(305)	(1,326)	4	5	—	(1,317)	1,371	(10)	—	1,361

Net cash provided (used) by operating activities	33,897	(11)	(331)	—	33,555	(25,891)	(19)	(219)	—	(26,129)	19,347	(4,330)	4,310	19,327

INVESTING ACTIVITIES
Net (increase) decrease in loans held-for-investment	(39,126)	—	—	—	(39,126)	25,361	—	—	110	25,471	(91,667)	—	—	(91,667)
Purchase of investment securities	—	—	—	—	—	—	—	—	—	—	(8,130)	—	—	(8,130)
Purchase of premises and equipment, net	(126)	—	—	—	(126)	(270)	—	—	—	(270)	(162)	—	—	(162)
Purchase of FHLB stock	(844)	—	—	—	(844)	(680)	—	—	—	(680)	(456)	—	—	(456)
Purchase of other real estate owned	—	—	—	—	—	443	(443)	—	—	—	(443)	—	—	(443)
Proceeds from sales of other real estate owned	389	6	—	—	395	182	314	—	—	496	59	—	—	59
Investments in consolidated subsidiaries, net	—	—	2,835	(2,835)	—	—	—	(2,975)	2,975	—	—	(1,430)	1,430	—

Net cash provided (used) by investing activities	(39,707)	6	2,835	(2,835)	(39,701)	25,036	(129)	(2,975)	3,085	25,017	(100,799)	(1,430)	1,430	(100,799)

FINANCING ACTIVITIES
Net increase (decrease) in total deposits	(18,800)	—	—	125	(18,675)	(1,990)	—	—	—	(1,990)	56,336	—	(1,550)	54,786
Net increase (decrease) in advance payments by borrowers	102	—	—	—	102	191	—	—	—	191	(129)	—	—	(129)
Net increase in short-term borrowings	17,200	—	—	—	17,200	—	—	—	—	—	—	—	—	—
Net increase in long-term debt and other borrowings	3,200	—	—	—	3,200	10,000	110	—	(110)	10,000	10,000	3,000	—	13,000
Proceeds from issuance of stock	—	—	—	—	—	—	—	4,694	—	4,694	1,430	—	(1,430)	—
Retirement of stock	—	—	—	—	—	—	—	—	—	—	(47)	—	—	(47)
Capital contributions to consolidated subsidiaries	—	—	—	—	—	4,210	152	—	(4,362)	—	—	—	—	—
Dividends paid	(2,835)	—	(2,624)	2,835	(2,624)	(2,680)	—	(2,907)	2,680	(2,907)	(850)	—	—	(850)

Net cash provided (used) by financing activities	(1,133)	—	(2,624)	2,960	(797)	9,731	262	1,787	(1,792)	9,988	66,740	3,000	(2,980)	66,760

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,943)	(5)	(120)	125	(6,943)	8,876	114	(1,407)	1,293	8,876	(14,712)	(2,760)	2,760	(14,712)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	12,231	114	143	(257)	12,231	3,355	—	1,550	(1,550)	3,355	18,067	—	—	18,067

CASH AND CASH EQUIVALENTS, END OF PERIOD	$5,288	$109	$23	$(132)	$5,288	$12,231	$114	$143	$(257)	$12,231	$3,355	$(2,760)	$2,760	$3,355

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 23 — QUARTERLY SUMMARIZED FINANCIAL INFORMATION (UNAUDITED)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	2006	2006	2006	2006
	(Dollars in thousands, except per share data)

Interest and dividend income	$4,329	$4,116	$3,604	$3,584
Interest expense	1,778	2,023	1,985	2,306

Net interest income	2,551	2,093	1,619	1,278
Provision for losses on loans held-for-investment	264	—	126	—

Net income after provision for losses on loans	2,287	2,093	1,493	1,278
Noninterest income	132	785	792	974
Noninterest expense	1,936	1,821	1,979	1,843

Income before income taxes	483	1,057	306	409
Provision for income taxes	4	33	33	33

Net income	$479	$1,024	$273	$376

Basic and fully diluted net income per share	$166.32	$355.56	$94.79	$130.45
Basic and fully diluted shares outstanding	2,880	2,880	2,880	2,880

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	2005	2005	2005	2005
	(Dollars in thousands, except per share data)

Interest and dividend income	$3,255	$3,571	$3,634	$3,678
Interest expense	1,382	1,483	1,688	1,735

Net interest income	1,873	2,088	1,946	1,943
Provision for losses on loans held-for-investment	276	610	167	260

Net income after provision for losses on loans	1,597	1,478	1,779	1,683
Noninterest income	980	1,134	1,025	924
Noninterest expense	1,756	1,936	1,952	1,987

Income before income taxes	821	676	852	620
Provision for income taxes	20	20	20	21

Net income	$801	$656	$832	$599

Basic and fully diluted net income per share	$303.59	$227.78	$288.89	$207.99
Basic and fully diluted shares outstanding	2,638	2,880	2,880	2,880

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2007 (UNAUDITED) AND DECEMBER 31, 2006

	2007	2006
	(Dollars in thousands)

ASSETS
Cash and due from banks	$961	$913
Interest-earning deposits in Federal Home Loan Bank	7,920	4,375

Cash and cash equivalents	8,881	5,288

Investment securities held-to-maturity, at amortized cost (fair value of $8,053 in 2007 and $8,064 in 2006)	8,062	8,067
Loans held-for-sale, net	19,423	11,358
Loans held-for-investment, net	194,044	192,873
Accrued interest receivable	1,446	1,314
Premises and equipment, net	3,692	3,748
Other real estate owned	1,293	1,576
Federal Home Loan Bank stock, at cost	1,769	2,496
Goodwill	112	112
Prepaid expenses and other assets	858	1,170

Total	$239,580	$228,002

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing demand deposits	$20,855	$10,327
Interest-bearing deposits	160,530	145,265

Total deposits	181,385	155,592
Short-term borrowings	2,000	17,200
Long-term debt and other borrowings	34,545	34,248
Other liabilities	1,255	877

Total liabilities	219,185	207,917

Commitments and contingencies	—	—

Stockholders’ equity:
Common stock (par value of $1.00 per share), 1,000,000 shares authorized; issued and outstanding 2,880 in 2007 and 2006	3	3
Additional paid-in capital	16,139	16,139
Retained earnings	4,253	3,943

Total stockholders’ equity	20,395	20,085

Total	$239,580	$228,002

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

	For the Three Months Ended March 31,
	2007	2006
	(Dollars in thousands, except per share data)

Interest and dividend income:
Loans, including fees	$4,393	$4,141
Investment income	115	102
Other	25	86

Total interest and dividend income	4,533	4,329

Interest expense:
Deposits	1,828	1,542
Other borrowings	435	236

Total interest expense	2,263	1,778

Net interest income	2,270	2,551
Provision for losses on loans held-for-investment	—	264

Net income after provision for losses on loans	2,270	2,287

Noninterest income:
Gain on sale of loans	286	67
Service charges on deposits	53	50
Net losses on sale of OREO	(28)	(9)
Other income	18	24

Total noninterest income	329	132

Noninterest expense:
Salaries and employee benefits	1,154	1,146
Occupancy and equipment	140	173
Professional fees	199	70
Advertising	7	6
Other operating expenses	527	541

Total noninterest expenses	2,027	1,936

Income before income taxes	572	483
Provision for income taxes	—	4

Net income	$572	$479

Earnings per share,
Basic and diluted	$198.61	$166.32

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS MARCH 31, 2007 AND 2006 (UNAUDITED)

	For the Three Months Ended March 31,
	2007	2006
	(Dollars in thousands)

OPERATING ACTIVITIES
Net income	$572	$479
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	76	87
Amortization of deferred loan (fees) costs, net	5	12
Provision for losses on loans and valuation allowance for derivative loan commitments	—	264
Net premium amortization and discount accretion	12	(3)
Net losses on sales of other real estate owned	28	9
Net gains from sale of loans	(286)	(67)
Proceeds from sale of loans held-for-sale and participations	38,211	73,736
Originations of loans held-for-sale	(45,990)	(78,962)
Changes in operating assets and liabilities	548	1,608

Net cash provided (used) by operating activities	(6,824)	(2,837)

INVESTING ACTIVITIES
Net (increase) decrease in loans held-for-investment	(876)	(1,431)
Purchase of premises and equipment, net	(20)	(46)
Changes in Federal Home Loan Bank stock	727	47
Changes in other real estate owned	255	(60)

Net cash provided (used) by investing activities	86	(1,490)

FINANCING ACTIVITIES
Net increase (decrease) in total deposits	25,793	5,142
Net decrease in short-term borrowings	(15,200)	—
Dividends paid	(262)	(1,549)

Net cash provided (used) by financing activities	10,331	3,593

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,593	(734)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,288	12,231

CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,881	$11,497

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash received during the year for interest and dividends	$4,355	$4,157

Cash paid during the year for interest	$2,269	$1,685

Cash paid during the year for income taxes	$1	$—

NONCASH TRANSACTIONS:
Transfer of loans accounted for as other borrowings	$297	$—

MONTICELLO BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2007 (UNAUDITED)

	Common Stock		Additional
	Number	Dollar	Paid-In	Retained
	of Shares	Amount	Capital	Earnings	Total
	(Dollars in thousands)

Balance at December 31, 2006	2,880	$3	$16,139	$3,943	$20,085
Net income	—	—	—	572	572
Dividends	—	—	—	(262)	(262)

Balance at March 31, 2007	2,880	$3	$16,139	$4,253	$20,395

Monticello Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Condensed Financial Statements
March 31, 2007

Note 1 — General

The interim consolidated condensed financial statements in this report have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission, including Regulation S-X and have not been audited. These condensed financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary to present fairly the financial position and the results of operations for the interim periods have been made. All such adjustments are of a normal recurring nature. The results of operations are not necessarily indicative of the results of operations which Monticello Bancshares, Inc. (the Company) may achieve for future interim periods or the entire year. For further information, refer to the consolidated financial statements and footnotes accompanying this Registration Statement on Form S-4.

Note 2 — Earnings Per Share

The Company’s weighted average number of common shares outstanding for the computation of basic and fully diluted earnings per share totaled 2,880 for both interim periods presented.

Note 3 — Change in Stockholders’ Equity

During the three months ended March 31, 2007 and 2006, the Company declared cash dividends to stockholders in amounts to cover the stockholders’ estimated federal income tax liability of the pass-through income of the Company. The dividends for 2007 and 2006 totaled $262,000 and $1,549,000, respectively.

Note 4 — Recent Accounting Pronouncements

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing Financial Assets, an amendment of SFAS No. 140 (SFAS 156). This statement amends SFAS 140 to require that all separately recognized servicing assets and liabilities be initially measured at fair value, if practical. The effective date of this statement is as of the beginning of its first fiscal year that begins after September 15, 2006; however, early adoption is permitted as of the beginning of any fiscal year, provided the entity has not issued financial statements for the interim period. The initial recognition and measurement of servicing assets and servicing liabilities are required to be applied prospectively to transactions occurring after the effective date. The adoption of SFAS 156 is not expected to materially impact our financial position, results of operations, or liquidity.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 for the year beginning January 1, 2007. The adoption of FIN 48 is not expected to materially impact our financial position, results of operations, or liquidity.

In September, 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements.

Monticello Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Condensed Financial Statements — (Continued)

However, for some entities, the application of this statement will change current practice. In developing this statement, the FASB considered the need for increased consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 is not expected to materially impact our financial position, results of operations, or liquidity.

In September 2006, the FASB reached a consensus on EITF No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.  The Task Force addressed the issue of how an employer should account for the deferred compensation or postretirement or postemployment benefit aspects of a split-dollar life insurance arrangement that is, in substance, an endorsement type of policy. The Task Force believes that an employer should recognize a liability for future benefits in accordance with SFAS 106 (if, in substance, a postretirement benefit plan exists) or APB Opinion 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. For example, if the employer has effectively agreed to maintain a life insurance policy during the employee’s retirement, the cost of the insurance policy during postretirement periods should be accrued in accordance with either SFAS 106 or APB Opinion 12. Similarly, if the employer has effectively agreed to provide the employee with a death benefit, the employer should accrue, over the service period, a liability for the actuarial present value of the future death benefit as of the employee’s expected retirement date, in accordance with either SFAS 106 or APB Opinion 12. This consensus is to be applied to fiscal years beginning after December 15, 2007, with earlier application permitted. We have not completed its evaluation of this EITF; however, the initial assessment is that adoption will not materially impact its financial position, results of operations, or liquidity.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 (SFAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. We have not completed its evaluation of this statement; however, the initial assessment is that adoption will not materially impact its financial position, results of operations, or liquidity.

Note 5 — Regulatory Action

Without admitting or denying findings of fact, Monticello Bank entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist for Affirmative Action (C&D Order) on January 19, 2006. The C&D Order addressed stipulated instances of unsafe and unsound banking practices and stipulated violations of various banking laws and regulations (see Note 20 to the audited consolidated financial statements for a more detail discussion). In management’s opinion, Monticello Bank has complied with the terms of the C&D Order pending OTS verification and/or OTS approval of written responses. At March 31, 2007, the OTS acknowledged the Bank’s compliance with all but one of the requirements of the C&D Order. While the Bank has submitted a three-year business plan to the OTS, the final approval from the OTS has not been received.

Monticello Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Condensed Financial Statements — (Continued)

Note 6 — Pending Merger

On February 28, 2007, CapitalSouth Bancorp (CapitalSouth) and the Company entered into an Agreement and Plan of Merger, dated as of February 28, 2007, and joined in by the majority shareholder of the Company (the Merger Agreement), pursuant to which, among other things, the Company agreed to merge with and into CapitalSouth (the Merger).

Subject to the terms and conditions of the Merger Agreement, the Company shareholders will receive 1,047,619 shares of CapitalSouth common stock, $14 million in cash and $8 million in debt in exchange for all of the Company’s outstanding common stock.

Additional information may be found in the Current Report dated February 28, 2007, filed by CapitalSouth on March 5, 2007, with the Securities Exchange Commission on Form 8-K.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following tables present unaudited pro forma combined financial statements for CapitalSouth and Monticello that has been prepared to give you a better picture of the possible financial position of the combined company. In presenting the pro forma balance sheet information, we assumed that CapitalSouth and Monticello had been merged as of the balance sheet date of March 31, 2007. In presenting the pro forma income statement information, we assumed that CapitalSouth and Monticello had been merged as of the period beginning on January 1, 2006. This information is known as “pro forma” information and has been prepared by combining certain selected historical information about CapitalSouth and Monticello together. This pro forma information has been prepared for illustrative purposes only. For purposes of this pro forma presentation, it has been assumed that 1,047,619 shares of CapitalSouth common stock, $14,000,000 in cash and an $8,000,000 promissory note to James C. Bowen will be exchanged for all of the issued and outstanding shares of Monticello common stock. You should not rely on this information as being indicative of the financial results the combined company would have had if the merger had already been completed or will have in the future if the merger is completed. This information should be read in conjunction with the respective consolidated financial statements of Monticello and CapitalSouth, and the respective related notes, included in this joint proxy statement-prospectus on pages F-2 through F-78.

PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF INCOME
OF CAPITALSOUTH AND MONTICELLO

	For the Year Ended December 31, 2006
						Pro Forma
			Pro Forma Adjustments			Combined
	CapitalSouth	Monticello	Debit	Credit		Company

Interest income:
Interest and fees on loans	$28,127,000	14,292,000		135,000	(1)	42,554,000
Interest on securities	2,646,000	321,000		2,000	(2)	2,969,000
Interest on other earning assets	318,000	494,000				812,000

Total interest income	31,091,000	15,107,000				46,335,000

Interest expense:
Interest on deposits	13,492,000	6,515,000	315,000		(3)	20,322,000
Interest on debt	1,836,000	1,577,000	1,585,000	19,000	(4,5,6,7,8)	4,979,000

Total interest expense	15,328,000	8,092,000				25,301,000

Net interest income	15,763,000	7,015,000				21,034,000
Provision for loan losses	621,000	390,000				1,011,000

Net interest income after provision for loan losses	15,142,000	6,625,000				20,023,000

Noninterest income	3,290,000	3,209,000				6,499,000
Noninterest expense:
Salaries and employee benefits	7,866,000	4,394,000				12,260,000
Occupancy and equipment expense	2,206,000	1,087,000				3,293,000
Other noninterest expense	3,853,000	2,098,000	705,000		(9)	6,656,000

Total noninterest expense	13,925,000	7,579,000				22,209,000

Income before provision for income taxes	4,507,000	2,255,000				4,313,000
Provision for income taxes	1,579,000	103,000	686,000	857,000	(10,11)	1,511,000

Net income	$2,928,000	2,152,000				2,802,000

PER COMMON SHARE DATA
Income — Basic	$0.99	747.12		—		0.70
Income — Diluted	$0.97	747.12		—		0.69
AVERAGE COMMON SHARES OUTSTANDING
Basic	2,964,000	2,880	—	1,048,000		4,012,000
Diluted	3,021,000	2,880	—	1,048,000		4,069,000

Pro forma adjustments are computed assuming the transaction accurred beginning January 1, 2006.

CapitalSouth anticipates it will incur conversion and integration charges. CapitalSouth further anticipates realizing cost savings from the consolidation of operational functions. These adjustments are not included in these pro forma combined statements of income.

Compensation contracts for James C. Bowen, William Marsh and Mark Healy were entered into as part of the merger agreement. No pro forma adjustment is included herein due to the compensation for each is included in the Monticello historical data presented.

(1)	Amortization of securities fair value adjustment, amortized over the average remaining life (10 years) of the securities portfolio. The final adjustment will be based on the actual portfolio at merger date.

(2)	Amortization of loan fair value adjustment, amortized over the average remaining life (7 years) of the loan portfolio. The final adjustment will be based on the actual portfolio at merger date.

(3)	Amortization of certificate of deposit fair value adjustment, amortized over the average remaining life (1 year) of the CD portfolio. The final adjustment will be based on the actual portfolio at merger date.

(4)	Amortization of FHLB borrowing fair value adjustment, amortized over the average remaining term to conversion (2 years) of the borrowings.

(5)	Amortization of trust preferred securities fair value adjustment, amortized over the remaining term to call date (3 years) at the trust preferred securities.

(6)	Interest on trust preferred securites ($5,000,000 x 6.82% annual rate). A 1/8 percentage point change in the interest rate would change interest expense by $6,250 for the year ended December 31, 2006.

(7)	Interest on note payable to James C. Bowen. A 1/8 percentage point change in the interest rate would change interest expense by approximately $9,250 for the year ended December 31, 2006.

(8)	Interest on new FHLB borrowings to fund part of cash consideration ($9,000,000 x 5.50% annual rate). A 1/8 percentage point change in the interest rate would change interest expense by $11,250 for the year ended December 31, 2006.

(9)	Amortization of core deposit intangible using the sum-of-years’ digits method over seven years, and assuming the transaction closed January 1, 2006. A core deposit intangible study is expected to be completed immediately prior to closing of the merger transaction, with the actual intangible recorded and amortized over the expected benefit period based on the study results.

(10)	Additional tax expense that Monticello would have recognized if they were a C-corporation, using a 35% effective tax rate.

(11)	Tax effects of the pro forma adjustments.

PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
OF CAPITALSOUTH AND MONTICELLO

	As of March 31, 2007
			Pro Forma			Pro Forma
			Adjustments			Combined
	CapitalSouth	Monticello	Debit	Credit		Company

ASSETS
Cash and cash equivalents	$7,023,000	961,000				7,984,000
Federal funds sold	14,958,000	7,920,000				22,878,000
Investment securities	78,839,000	8,062,000		20,000	(1)	86,881,000
Federal Home Loan Bank stock	1,230,000	1,769,000				2,999,000
Federal Reserve Bank stock	905,000	—				905,000
Loans held-for-sale	—	19,847,000				19,847,000
Loans held-for-investment	384,708,000	196,013,000		1,430,000	(2,3)	579,291,000
Allowance for loan losses	(4,467,000)	(2,393,000)	482,000		(2)	(6,378,000)

Net loans	380,241,000	193,620,000				572,913,000
Premises and equipment, net	10,653,000	3,692,000				14,345,000
Bank — owned life insurance	4,600,000	—				4,600,000
Goodwill	1,272,000	112,000	20,355,000		(4)	21,739,000
Other intangible assets	—	—	2,681,000		(5)	2,681,000
Investment in unconsolidated trusts	233,000	93,000	155,000		(6)	481,000
Other assets	5,604,000	3,504,000				9,108,000

Total assets	$505,558,000	239,580,000				767,361,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Interest-bearing	$383,242,000	160,530,000	315,000		(7)	543,457,000
Noninterest-bearing	61,480,000	20,855,000				82,335,000

Total deposits	444,722,000	181,385,000				625,792,000
Borrowed funds	6,827,000	33,452,000	635,000	17,000,000	(8,9,10)	56,644,000
Subordinated debentures	7,733,000	3,093,000		5,211,000	(11,12)	16,037,000
Other liabilities	4,243,000	1,255,000		1,505,000	(13,14)	7,003,000

Total liabilities	463,525,000	219,185,000				705,476,000
Stockholders’ equity:
Preferred stock	—	—				—
Common stock	3,073,000	3,000	3,000	1,048,000	(15)	4,121,000
Treasury stock	(1,255,000)	—				(1,255,000)
Paid — in surplus	26,295,000	16,139,000	16,139,000	18,804,000	(15)	45,099,000
Retained earnings	14,292,000	4,253,000	4,253,000			14,292,000
Accumulated other comprehensive loss, net	(372,000)	—				(372,000)

Total stockholders’ equity	42,033,000	20,395,000				61,885,000

Total liabilities and stockholders’ equity	$505,558,000	239,580,000				767,361,000

Pro forma adjustments are computed assuming the merger transaction was consummated on March 31, 2007.

Bank-owned property will be adjusted to fair value based on appraised values. Appraisals are anticipated to be performed in July 2007.

(1)	Securities estimated fair value adjustment will be amortized over the average remaining life (10 years) of the securities portfolio. The final adjustment will be based on the actual portfolio at merger date.

(2)	Allowance for loan losses as of March 31, 2007 attributable to impaired loans

(3)	Loans estimated fair value adjustment will be amortized over the remaining average life (7 years) of the loan portfolio. The final adjustment will be based on the actual portfolio at merger date.

(4)	Estimated goodwill as a result of the merger transaction, calculated as follows:

	Shares	Price	Total

Shares issued	1,047,619	$18.95	19,852,000
Cash at closing			14,000,000
Note payable at closing			8,000,000
Acquisition costs			593,000

Total purchase price			42,445,000
Less: stockholder’s equity of Monticello 3/31/07			20,395,000
Premium paid over book			22,050,000

Less: core deposit intangible, net of deferred taxes			1,743,000
Less: net fair value adjustments, net of deferred tax			(48,000)

Goodwill			20,355,000

(5)	Core deposit intangible estimated as 3% of transaction accounts at March 31, 2007, and will be amortized over 7 years using an accelerated method.

(6)	Equity investment in unconsolidated trust related to new trust preferred securities to be issued to fund part of the cash consideration.

(7)	Certificate of deposit fair value adjustment will be amortized over the remaining life (1 year) of the CD portfolio. The final adjustment will be based on the actual portfolio at merger date.

(8)	FHLB borrowing estimated fair value adjustment

(9)	Additional borrowings from the FHLB to fund a portion of the cash consideration

(10)	Note payable to James C. Bowen in the amount of $8,000,000, bearing interest at 1-month LIBOR plus 0.50%, amortizing over 5 years.

(11)	Trust preferred securities issued to fund a portion of the cash consideration, assumed to be issued at a variable rate of 3-month LIBOR plus 1.46%.

(12)	Existing Monticello trust preferred securities estimated fair value adjustment will be amortized over the remaining term to the call date (3 years).

(13)	Estimated purchase accounting accruals of $593,000 relate to legal, accounting and investment banking fees associated with the merger transaction.

(14)	Estimated deferred tax credit related to fair value adjustments

(15)	Issuance of 1,047,619 shares of CapitalSouth stock at $18.95 per share, calculated as the weighted average closing price for the five day period that began two trading days prior to the merger announcement date, and ended two trading days after the merger announcement date. A $1 change in the price of CapitalSouth stock will not change the total purchase price due to the fact that the number of shares issued in the deal is fixed.

PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF INCOME
OF CAPITALSOUTH AND MONTICELLO

	For the Three Months Ended March 31, 2007
			Pro Forma Adjustments			Pro Forma
	CapitalSouth	Monticello	Debit	Credit		Combined

Interest income:
Interest and fees on loans	$7,708,000	4,393,000		1,000	(1)	12,102,000
Interest on securities	851,000	115,000		34,000	(2)	1,000,000
Interest on other earning assets	120,000	25,000				145,000

Total interest income	8,679,000	4,533,000				13,247,000

Interest expense:
Interest on deposits	4,423,000	1,828,000	—			6,251,000
Interest on debt	303,000	435,000	378,000	5,000	(3,4,5,6,7)	1,111,000

Total interest expense	4,726,000	2,263,000				7,362,000

Net interest income	3,953,000	2,270,000				5,885,000
Provision for loan losses	136,000	—				136,000

Net interest income after provision for loan losses	3,817,000	2,270,000				5,749,000

Noninterest income	717,000	329,000				1,046,000
Noninterest expense:
Salaries and employee benefits	2,005,000	1,154,000				3,159,000
Occupancy and equipment expense	553,000	140,000				693,000
Other noninterest expense	989,000	733,000	159,000		(8)	1,881,000

Total noninterest expense	3,547,000	2,027,000				5,733,000

Income before provision for income taxes	987,000	572,000				1,062,000
Provision for income taxes	280,000	—	200,000	174,000	(9,10)	306,000

Net income	$707,000	572,000				756,000

PER COMMON SHARE DATA
Income — Basic	$0.24	198.61		—		0.19
Income — Diluted	$0.23	198.61		—		0.19
AVERAGE COMMON SHARES OUTSTANDING
Basic	2,981,000	2,880	—	1,048,000		4,029,000
Diluted	3,016,000	2,880	—	1,048,000		4,064,000

Pro forma adjustments are computed assuming the transaction accurred beginning January 1, 2006.

CapitalSouth anticipates it will incur conversion and integration charges. CapitalSouth further anticipates realizing cost savings from the consolidation of operational functions. These adjustments are not included in these pro forma combined statements of income.

Compensation contracts for James C. Bowen, William Marsh and Mark Healy were entered into as part of the merger agreement. No pro forma adjustment is included herein due to the compensation for each is included in the Monticello historical data presented.

(1)	Amortization of securities fair value adjustment, amortized over the average remaining life (10 years) of the securities portfolio. The final adjustment will be based on the actual portfolio at merger date.

(2)	Amortization of loan fair value adjustment, amortized over the average remaining life (7 years) of the loan portfolio. The final adjustment will be based on the actual portfolio at merger date.

(3)	Amortization of FHLB borrowing fair value adjustment, amortized over the average remaining term to conversion date (2 years) at the borrowings. It is assumed that the FHLB will convert the borrowings to a variable rate on the conversion date.

(4)	Amortization of trust preferred securities fair value adjustment.

(5)	Interest on trust preferred securities ($5,000,000 × 6.82% annual rate). A 1/8 percentage point change in the interest rate would change interest expense by approximately $1,541 for the three-month period ended March 31, 2007.

(6)	Interest on note payable to James C. Bowen. A 1/8 percentage point change in the interest rate would change interest expense by approximately $1,973 for the three-month period ended March 31, 2007.

(7)	Interest on new FHLB borrowings to fund part of cash consideration ($9,000,000 × 5.50% annual rate). A 1/8 percentage point change in the interest rate would change interest expense by approximately $2,774 for the three-month period ended March 31, 2007.

(8)	Amortization of core deposit intangible using the sum-of-years’ digits method over seven years, and assuming the transaction closed January 1, 2006. A core deposit intangible study is expected to be completed immediately prior to closing of the merger transaction, with the actual intangible recorded and amortized over the expected benefit period based on the study results.

(9)	Additional tax expense that Monticello would have recognized if they were a C-corporation, using a 35% effective tax rate.

(10)	Tax effects of the pro forma adjustments.

APPENDIX A

AGREEMENT AND PLAN OF MERGER
OF
CAPITALSOUTH BANCORP
AND
MONTICELLO BANCSHARES, INC.
JOINED IN BY
JAKE BOWEN

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN
CAPITALSOUTH BANCORP
AND
MONTICELLO BANCSHARES, INC.,
JOINED IN BY
JAKE BOWEN

LIST OF SCHEDULES

Schedule 3.5. Certain Loans and Related Matters
Schedule 3.7. Consents and Approvals
Schedule 3.12. Employee Benefit Plans
Schedule 3.16. Commitments and Contracts
Schedule 3.22. Compliance with Laws
Schedule 3.23. Transactions with Management
Schedule 3.24. Derivative Contracts
Schedule 3.25. Deposits
Schedule 4.4. Authorization
Schedule 4.7. Consents and Approvals
Schedule 5.1(b)(iv). Capital Expenditures

A-v

AGREEMENT AND PLAN OF MERGER
BY AND BETWEEN
CAPITALSOUTH BANCORP
AND
MONTICELLO BANCSHARES, INC.,
JOINED IN BY
JAKE BOWEN

LIST OF EXHIBITS

Exhibit 2.1(c):	Form of Bowen Promissory Note
Exhibit 5.13:	Form of Bank Merger Agreement
Exhibit 5.14:	Form of Affiliate Letter
Exhibit 5.15-A:	Form of Lock-Up Agreement
Exhibit 5.15-B:	Form of Employment and Non-Competition Agreement
Exhibit 5.15-C:	Mr. Bowen’s Form of Non-Competition Agreement
Exhibit 8.5:	Matters as to which Miller, Hamilton, Snider & Odom, L.L.C., Counsel to Monticello and Monticello Bank, will opine
Exhibit 9.6:	Matters as to which Bradley Arant Rose & White LLP, Counsel to CapitalSouth and CapitalSouth Bank, will opine

A-vi

AGREEMENT AND PLAN OF MERGER
BY AND BETWEEN
CAPITALSOUTH BANCORP
AND
MONTICELLO BANCSHARES, INC.,
JOINED IN BY
JAKE BOWEN

This AGREEMENT AND PLAN OF MERGER, dated as of the 28th day of February, 2007 (this “Agreement”), is by and between CapitalSouth Bancorp, a Delaware corporation and a registered bank holding company (“CapitalSouth”), and Monticello Bancshares, Inc., a Florida corporation (“Monticello”), and is joined in by Mr. Jake Bowen, a resident of Duval County, Florida with respect to certain matters (“Mr. Bowen” and, collectively, the “Parties”).

WITNESSETH THAT:

WHEREAS, the respective Boards of Directors of CapitalSouth and Monticello deem it in the best interests of CapitalSouth and of Monticello, respectively, and of their respective stockholders, that CapitalSouth and Monticello merge pursuant to this Agreement in a transaction that qualifies as a reorganization pursuant to Section 368 of the Internal Revenue Code of 1986 (as amended, the “Code”) (the “Merger”);

WHEREAS, the Boards of Directors of CapitalSouth and Monticello have approved this Agreement and have directed that this Agreement be submitted to their respective stockholders and shareholders for approval and adoption in accordance with the laws of the State of Delaware, the State of Florida and the United States of America;

WHEREAS, CapitalSouth will deliver, or cause to be delivered, to the shareholders of Monticello the consideration to be paid pursuant to the Merger in accordance with the terms of this Agreement; and

WHEREAS, Monticello owns all the issued and outstanding capital stock of Monticello Bank, a federal savings bank (“Monticello Bank”), and CapitalSouth owns all of the issued and outstanding capital stock of CapitalSouth Bank, an Alabama banking corporation (“CapitalSouth Bank”), and it is contemplated, but not required, that, in the sole discretion of CapitalSouth and in connection with the consummation of this Agreement and pursuant to the terms of a certain Bank Merger Agreement (the “Bank Merger Agreement”), Monticello Bank will be merged with and into CapitalSouth Bank (the “Bank Merger”);

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements herein contained, the parties agree that Monticello will be merged with and into CapitalSouth and that the terms and conditions of the Merger, the mode of carrying the Merger into effect, including the manner of converting the shares of common stock of Monticello, par value $1.00 per share, into shares of common stock of CapitalSouth, par value of $1.00 per share, or other consideration shall be as hereinafter set forth.

ARTICLE 1

THE MERGER

Section 1.1  Consummation of Merger; Closing Date.

(a) Subject to the provisions hereof, Monticello shall be merged with and into CapitalSouth (which has heretofore and shall hereinafter be referred to as the “Merger”) pursuant to the laws of the States of Delaware and Florida, and CapitalSouth shall be the surviving corporation (sometimes hereinafter referred to as “Surviving Corporation” when reference is made to it after the Effective Time of the Merger (as defined below)). The Merger shall become effective on the date and at the time on which Articles of Merger have been duly filed with the Secretaries of State of Delaware and Florida, unless a later date is specified in such Articles of Merger (such time is hereinafter referred to as the “Effective Time of the Merger”). Subject to the

terms and conditions hereof, the Effective Time of the Merger, unless otherwise agreed upon by CapitalSouth and Monticello, shall occur on the tenth (10th) business day following the latest to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent (as defined herein) of any Regulatory Authority (as defined herein) having authority over the transactions contemplated under this Agreement or the Bank Merger Agreement, (ii) the date on which the shareholders of Monticello approve the transactions contemplated by this Agreement, and (iii) the date on which the stockholders of CapitalSouth approve the transactions contemplated by this Agreement.

(b) The closing of the Merger (the “Closing”) shall take place at the principal business office of CapitalSouth at 10:00 a.m. local time on the day that the Effective Time of the Merger occurs, or such other date, time and place as the parties hereto may agree (the “Closing Date”). Subject to the provisions of this Agreement, at the Closing there shall be delivered to each of the parties hereto the opinions, certificates and other documents and instruments required to be so delivered pursuant to this Agreement.

Section 1.2  Effect of Merger.  At the Effective Time of the Merger, Monticello shall be merged with and into CapitalSouth and the separate existence of Monticello shall cease. The Certificate of Incorporation and Bylaws of CapitalSouth, as in effect on the date hereof and as otherwise amended prior to the Effective Time of the Merger, shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation until further amended as provided therein and in accordance with applicable law. The Surviving Corporation shall have all the rights, privileges, immunities and powers and shall be subject to all the duties and liabilities of a corporation organized under the laws of the State of Delaware and shall thereupon and thereafter possess all other privileges, immunities and franchises of a private, as well as of a public nature, of each of the constituent corporations. All property (real, personal and mixed) and all debts on whatever account, including subscriptions to shares, and all choses in action, all and every other interest, of or belonging to or due to each of the constituent corporations so merged shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed. The title to any real estate, or any interest therein, vested in any of the constituent corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of each of the constituent corporations so merged and any claim existing or action or proceeding pending by or against either of the constituent corporations may be prosecuted as if the Merger had not taken place or the Surviving Corporation may be substituted in its place; provided that neither the rights of creditors nor any liens upon the property of any constituent corporation shall be impaired by the Merger.

Section 1.3  Further Assurances.  From and after the Effective Time of the Merger, as and when requested by the Surviving Corporation, the officers and directors of Monticello last in office shall execute and deliver or cause to be executed and delivered in the name of Monticello such deeds and other instruments and take or cause to be taken such further or other actions as shall be necessary in order to vest or perfect in or confirm of record or otherwise to the Surviving Corporation title to and possession of all of the property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Monticello.

Section 1.4  Directors and Officers.  From and after the Effective Time of the Merger, the directors of the Surviving Corporation and officers of the Surviving Corporation shall be those persons serving as directors and officers of CapitalSouth immediately prior to the Effective Time of the Merger and as such officers may be further designated by the Board of Directors of CapitalSouth.

ARTICLE 2

CONVERSION OF CONSTITUENTS’ CAPITAL SHARES

Section 2.1  Manner of Conversion of Monticello Shares.  Subject to the provisions hereof, as of the Effective Time of the Merger and by virtue of the Merger and without any further action on the part of CapitalSouth, Monticello or the holder of any shares thereof, the shares of the constituent corporations shall be converted as follows:

(a) Each share of capital stock of CapitalSouth outstanding immediately prior to the Effective Time of the Merger shall, after the Effective Time of the Merger, remain outstanding and unchanged.

(b) Each share of common stock of Monticello, par value at $1.00 (the “Monticello Shares”), held by Monticello or by CapitalSouth (or any of their respective subsidiaries), other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired and no consideration shall be paid or delivered in exchange therefor.

(c) The 2,880 outstanding shares of Monticello common stock shall be converted, subject to the following provisions, into the right to receive the “Total Merger Consideration” payable to all Monticello shareholders, which shall consist of $14,000,000 in cash, $8,000,000 in the form of a promissory note (as described below) and 1,047,619 shares of common stock, par value $1.00 of CapitalSouth (the “CapitalSouth Shares”).

(d) (i) As a portion of the consideration paid by CapitalSouth in exchange for 1384 Monticello Shares held by Mr. Bowen (the “Bowen Shares”), which is 48.0556% of the issued and outstanding Monticello Shares, CapitalSouth or CapitalSouth Bank, as determined by CapitalSouth in its sole discretion, shall issue to Mr. Bowen a promissory note in the principal amount of $8,000,000.00 (the “Bowen Promissory Note”) and Mr. Bowen agrees to accept such.

The Bowen Promissory Note shall bear interest at a rate equal to the thirty (30) day London Interbank Offered Rate (LIBOR) plus one-half percent (0.5%) per annum, which interest rate shall be determined on the first business day of each month during the term of such Bowen Promissory Note. The Bowen Promissory Note shall be for a five (5) year term, shall be payable quarterly on the basis of a 5-year amortization period, shall allow CapitalSouth to prepay any or all accrued and unpaid interest and principal at any time without penalty, and shall be in the general form attached hereto as Exhibit 2.1(d).

(ii) As an additional portion of the consideration paid by CapitalSouth in exchange for the Bowen Shares, CapitalSouth shall pay Mr. Bowen the amount of $8,044,444.00 in cash in immediately available funds (the “Bowen Cash Consideration”) and Mr. Bowen agrees to accept such.

(iii) As the balance of the consideration to be paid by CapitalSouth in exchange for the Monticello Shares held by Mr. Bowen, and subject to the limitations set forth in paragraphs (A) and (B) of this Section 2.1(d), CapitalSouth shall issue or cause to be issued to Mr. Bowen that number of CapitalSouth Shares (the “Bowen Stock Consideration”) that causes Mr. Bowen to receive an aggregate amount of consideration, taking into account the Bowen Promissory Note (at the par amount thereof), the Bowen Cash Consideration and value of CapitalSouth Shares, as computed under this Section 2.1(d)(iii), that is equal to 48.0556% of the “Total Merger Value” payable to all holders of Monticello Shares under this Agreement. The “Total Merger Value” is the sum of the Total Merger Consideration, valuing the CapitalSouth Shares which are a component thereof, at the Average Market Price (as defined herein) and the Bowen Promissory Note at par. The Bowen Stock Consideration that Mr. Bowen will receive at the Effective Time of the Merger also will be calculated pursuant to the Average Market Price of a CapitalSouth Share. Mr. Bowen agrees to accept the Bowen Stock Consideration, the Bowen Cash Consideration and the Bowen Promissory Note in full consideration of the Monticello Shares held by him.

(A) CapitalSouth shall issue a maximum of 1,047,619 shares of common stock of CapitalSouth to all holders of Monticello Shares under this Agreement. The difference between 1,047,619 and the number of shares of common stock of CapitalSouth comprising the Bowen Stock Consideration shall be referred to herein as the “Remaining CapitalSouth Shares.”

(B) CapitalSouth shall issue a maximum of $14,000,000 of cash to all holders of Monticello Shares under this Agreement. The $5,955,556 that is the difference between $14,000,000 and the Bowen Cash Consideration shall be referred to herein as the “Remaining Cash Consideration.” The Remaining CapitalSouth Shares plus the Remaining Cash Consideration shall be referred to herein as the “Remaining Merger Consideration.”

(C) Except as may be provided below, the “Average Market Price” shall be the average of the closing per share trading prices of a CapitalSouth Share (adjusted appropriately for any stock split, stock dividend, recapitalization, reclassification or similar transaction which is effected, or for which a record date occurs) on the fifteen (15) trading days (the “Trading Period”) preceding the fifth (5th) trading day immediately prior to the Closing Date, as reported by the Nasdaq Stock Market (“NASDAQ”). In the event that there is not a trade of CapitalSouth Shares on one or more particular trading days during the Trading Period, those days shall be included as days of the closing price per share for each such trading day shall be the closing price per share on the immediately preceding trading day on which a trade of CapitalSouth Shares occurred.

(D) The following table sets forth examples of the calculation of various items defined herein at selected Average Market Price levels:

					Bowen Stock
Average		Bowen		Total	Consideration	Bowen		Bowen
Market	Bowen Cash	Promissory	CapitalSouth	Merger	(number of	Aggregate	Bowen %	Value Per
Price	Consideration	Note	Shares	Value	shares)	Value	of TMV	Share

$17.00	$8,044,444	$8,000,000	1,047,619	$39,809,523	181543.7	$19,130,687.44	48.05556%	$13,822.75
$20.00	$8,044,444	$8,000,000	1,047,619	$42,952,380	229828.0	$20,641,004.83	48.05556%	$14,914.02
$21.00	$8,044,444	$8,000,000	1,047,619	$43,999,999	242857.1	$21,144,443.96	48.05556%	$15,277.78
$22.00	$8,044,444	$8,000,000	1,047,619	$45,047,618	254701.8	$21,647,883.09	48.05556%	$15,641.53
$25.00	$8,044,444	$8,000,000	1,047,619	$48,190,475	284550.3	$23,158,200.49	48.05556%	$16,732.80

							Other
		Other		Other	Other	Other	Shareholder
Remaining	Other	Shareholder	Other	Shareholder	Shareholder	Shareholder	Total
CapitalSouth	Shareholder	Total	Shareholder	Cash Per	Stock Exchange	Stock	Value per
Shares	Cash	Value	Total %	Share	Ratio (#: 1)	Value Per Share	Share

866,075.3	$5,955,556	$20,678,835.56	51.9444%	$3,980.99	578.9273	$9,841.76	$13,822.75
817,791.0	$5,955,556	$22,311,375.17	51.9444%	$3,980.99	546.6517	$10,933.03	$14,914.02
804,761.9	$5,955,556	$22,855,555.04	51.9444%	$3,980.99	537.9424	$11,296.79	$15,277.78
792,917.2	$5,955,556	$23,399,734.91	51.9444%	$3,980.99	530.0249	$11,660.55	$15,641.53
763,068.7	$5,955,556	$25,032,274.51	51.9444%	$3,980.99	510.0727	$12,751.82	$16,732.80

(e) Subject to the election procedures set forth in Section 2.2 of this Agreement, each Monticello Share (exclusive of treasury shares and the Monticello Shares held by Mr. Bowen) outstanding immediately prior to the Effective Time of the Merger shall be converted into the right to receive consideration in an amount equal to $3,980.99 in cash plus 0.06684% of the Remaining CapitalSouth Shares (the “Baseline Consideration Allocation”).

Section 2.2  Election Procedures.

(a) A holder of Monticello Shares other than Mr. Bowen (a “Remaining Holder”) may, prior to the special meeting of the shareholders of Monticello at which the Merger is to be considered (the “Monticello Meeting”), file a written election form (an “Election Form”) with Monticello specifying whether such Remaining Holder prefers to have such Remaining Holder’s portion of the Total Merger Consideration paid to such Remaining Holder in shares of CapitalSouth Shares only (a “Stock Election”), cash only (a “Cash Election”), or any proportion of cash and whole shares of CapitalSouth Shares that such Remaining Holder desires to receive, subject to the limitations on cash and share consideration in Sections 2.2(b) and (c) hereof. A Remaining Holder who makes a Cash Election for a Monticello Share (and is not pro-rated as described below) shall receive approximately 0.000347222 times the Total Merger Value in cash for such Monticello Share. A Remaining Holder who makes a Stock Election for a Monticello Share (and is not pro-rated as described below) shall receive approximately 0.000347222 times the Total Merger Value in CapitalSouth Shares for such Monticello Share.

(b) Notwithstanding Section 2.2(a) hereof and notwithstanding any elections made pursuant to the Election Forms, the aggregate amount of cash to be distributed in the Merger for the 1496 Monticello Shares held by the Remaining Holders (the “Remaining Monticello Shares”) shall be the Remaining Cash Consideration ($5,955,556) even if the aggregate amount of cash elected by the Remaining Holders (the “Aggregate Cash Election”) is less than or exceeds the Remaining Cash Consideration. Notwithstanding Section 2.2(a) hereof and notwithstanding any elections made pursuant to the Election Forms, the aggregate number of shares of CapitalSouth Shares to be distributed to the Remaining Holders in the Merger shall be the Remaining CapitalSouth Shares, even if the aggregate number of shares of CapitalSouth Shares elected by the Remaining

Holders (the “Aggregate Stock Election”) is less than or exceeds the Remaining CapitalSouth Shares. If the aggregate of all Remaining Holders Cash Elections (or Stock Elections) exceeds the Remaining Cash Consideration (or the Remaining CapitalSouth Shares) (in either case, an “Unbalanced Request”), the Remaining Merger Consideration distributable to each Remaining Holder shall be adjusted by taking the following steps: (1) determine the amount by which the Aggregate Cash Election (or Aggregate Stock Election) exceeds the Remaining Cash Consideration (or the Remaining CapitalSouth Shares); (2) reduce the amount of cash (or CapitalSouth Shares) that each such Remaining Holder who elects cash (or CapitalSouth Shares) and who contributed to the Unbalanced Request in an amount in excess of the Baseline Consideration Allocation will receive on a pro rata basis until the Aggregate Cash Election (or the Aggregate Stock Election) is equal to the Remaining Cash Consideration (or the Remaining CapitalSouth Shares) (the aggregate amount of this reduction shall be referred to as the “Excess Election”) (it being understood that holders receiving the Baseline Consideration Allocation shall not be subject to pro-ration); (3) determine the number of shares of Monticello Shares that each Remaining Holder’s pro rata portion of the Excess Election represents (which will be the pro rata portion of the Excess Election divided by 0.000347222 times the Total Merger Value in the case of a cash Excess Election (or the pro-rata portion of the Excess Election divided by 0.000347222 times the Total Merger Value in CapitalSouth Shares in the case of a CapitalSouth Shares Excess Election)); (4) increase such Remaining Holder’s stock (or cash) component of such Remaining Holder’s Remaining Merger Consideration by 0.000347222 times the Total Merger Value in CapitalSouth Shares (or $0.000347222 times the Total Merger Value in cash) for each share of Monticello Shares determined in step (3) above.

(c) Elections made shall apply to all shares of record of Remaining Monticello Shares held immediately prior to the Effective Time by a Remaining Holder of record making the election. If a Remaining Holder does not submit an Election Form, then such Remaining Holder shall be deemed to have elected to receive consideration in an amount equal to $3,980.99 in cash plus 0.06684% of the Remaining CapitalSouth Shares for each share of Monticello Shares as his or her portion of the Remaining Merger Consideration. Interest will not be paid on any cash to be paid as part of the Total Merger Consideration.

(d) The following table sets forth examples of the calculation of various items defined herein at selected Average Market Price levels:

							Remaining
							Holder
							Stock	Remaining
						Remaining	Exchange	Holder
Average	Total	Other	Remaining	Remaining	Remaining	Holder Cash	Ratio	Stock
Market	Merger	Shareholder	Cash	CapitalSouth	Holder Total	Per Share	(no election)	Value Per
Price	Value	Total %	Consideration	Shares	Value	(no election)	(#: 1)	Share

$17.00	$39,809,523	51.9444%	$5,955,556	866,075.3	$20,678,835.56	$3,980.99	578.9273	$9,841.76
$20.00	$42,952,380	51.9444%	$5,955,556	817,791.0	$22,311,375.17	$3,980.99	546.6517	$10,933.03
$21.00	$43,999,999	51.9444%	$5,955,556	804,761.9	$22,855,555.04	$3,980.99	537.9424	$11,296.79
$22.00	$45,047,618	51.9444%	$5,955,556	792,917.2	$23,399,734.91	$3,980.99	530.0249	$11,660.55
$25.00	$48,190,475	51.9444%	$5,955,556	763,068.7	$25,032,274.51	$3,980.99	510.0727	$12,751.82

			Remaining Holder
		Remaining	Stock Exchange
Average	Total	Holder Cash	Ratio
Market	Merger	Per Share	(Stock Election)
Price	Value	(Cash Election)	(#: 1)

$17.00	$39,809,523	$13,822.75	813.1025
$20.00	$42,952,380	$14,914.02	745.701
$21.00	$43,999,999	$15,277.78	727.5133
$22.00	$45,047,618	$15,641.45	701.975
$25.00	$48,190,475	$16,732.81	669.28

Section 2.3  Adjustments.  In the event that prior to the Effective Time, CapitalSouth Shares shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the CapitalSouth Shares, an appropriate and proportionate adjustment shall be made in the number of shares of CapitalSouth Shares into which the Monticello Shares shall be converted.

Section 2.4  Fractional Shares.  Notwithstanding any other provision of this Agreement, each holder of Monticello Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a CapitalSouth Share (after taking into account all certificates delivered by such holder), shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of such CapitalSouth Share, multiplied by the Average Market Price of a CapitalSouth Share at the Effective Time of the Merger. No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional share.

Section 2.5  Effectuating Conversion.

(a) CapitalSouth Bank, or such other institution as CapitalSouth may designate, shall serve as the exchange agent (the “Exchange Agent”). The Exchange Agent may employ sub-agents in connection with performing its duties. As of the Effective Time of the Merger, CapitalSouth will deliver or cause to be delivered to the Exchange Agent the consideration to be paid by CapitalSouth for Monticello Shares, along with the appropriate cash payment in lieu of fractional interests in CapitalSouth Shares. As promptly as practicable after the Effective Time of the Merger, the Exchange Agent shall send or cause to be sent to each former holder of record of Monticello Shares transmittal materials (the “Letter of Transmittal”) for use in exchanging their certificates formerly representing Monticello Shares for the consideration provided for in this Agreement. The Letter of Transmittal will contain instructions with respect to the surrender of certificates representing Monticello Shares and the receipt of the consideration contemplated by this Agreement and will require each holder of Monticello Shares to transfer good and marketable title to such Monticello Shares to CapitalSouth, free and clear of all liens, claims and encumbrances.

(b) At the Effective Time of the Merger, the stock transfer books of Monticello shall be closed as to holders of Monticello Shares immediately prior to the Effective Time of the Merger and no transfer of Monticello Shares by any such holder shall thereafter be made or recognized and each outstanding certificate formerly representing Monticello Shares shall, without any action on the part of any holder thereof, no longer represent Monticello Shares. If, after the Effective Time of the Merger, certificates are properly presented to the Exchange Agent, such certificates shall be exchanged for the consideration contemplated by this Agreement into which Monticello Shares represented thereby were converted in the Merger.

(c) In the event that any holder of record as of the Effective Time of the Merger of Monticello Shares is unable to deliver the certificate which represents such holder’s Monticello Shares, CapitalSouth, in the absence of actual notice that any Monticello Shares theretofore represented by any such certificate have been acquired by a bona fide purchaser, may, in its discretion, deliver to such holder the consideration contemplated by this Agreement and the amount of cash representing fractional CapitalSouth Shares to which such holder is entitled in accordance with the provisions of this Agreement upon the presentation of all of the following:

(i) An affidavit or other evidence to the reasonable satisfaction of CapitalSouth that any such certificate has been lost, wrongfully taken or destroyed;

(ii) Such indemnity and, with respect to holders of ten (10) or more Monticello Shares, security, such as a bond, as may be reasonably requested by CapitalSouth to indemnify and hold CapitalSouth harmless in respect of such stock certificate(s); and

(iii) Evidence to the satisfaction of CapitalSouth that such holder is the owner of Monticello Shares theretofore represented by each certificate claimed by such holder to be lost, wrongfully taken or destroyed and that such holder is the person who would be entitled to present each such certificate for exchange pursuant to this Agreement.

(d) In the event that the delivery of the consideration contemplated by this Agreement and the amount of cash representing fractional CapitalSouth Shares are to be made to a person other than the person in whose name any certificate representing Monticello Shares surrendered is registered, such certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer), with the signature(s) appropriately guaranteed, and otherwise in proper form for transfer, and the person requesting such delivery shall pay any transfer or other taxes required by reason of the delivery to a person other than the registered holder of such certificate surrendered or establish to the satisfaction of CapitalSouth that such tax has been paid or is not applicable.

(e) No holder of Monticello Shares shall be entitled to receive any dividends or distributions declared or made with respect to the CapitalSouth Shares with a record date before the Effective Time of the Merger. Neither the consideration contemplated by this Agreement, any amount of cash representing fractional CapitalSouth Shares nor any dividend or other distribution with respect to CapitalSouth Shares where the record date thereof is on or after the Effective Time of the Merger shall be paid to the holder of any unsurrendered certificate or certificates representing Monticello Shares (or the substitute documents contemplated by Section 2.5(c) hereof), and CapitalSouth shall not be obligated to deliver any of the consideration contemplated by this Agreement, any amount of cash representing fractional CapitalSouth Shares or any such dividend or other distribution with respect to CapitalSouth Shares until such holder shall surrender the certificate or certificates representing Monticello Shares as provided for by this Agreement (or the substitute documents contemplated by Section 2.5(c) hereof). Subject to applicable laws, following surrender of any such certificate or certificates (or the substitute documents contemplated by Section 2.5(c) hereof), there shall be paid to the holder of the certificate or certificates then representing CapitalSouth Shares issued in the Merger, without interest at the time of such surrender, the consideration contemplated by this Agreement, the amount of any cash representing fractional CapitalSouth Shares and the amount of any dividends or other distributions with respect to CapitalSouth Shares to which such holder is entitled as a holder of CapitalSouth Shares.

Section 2.6  Dissenting Shares.  Any holder of Monticello Shares who perfects his dissenters’ rights of appraisal in accordance with and as contemplated by Chapter 607 of the Florida Business Corporation Act (the “Dissenter Provisions”) shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of law; provided, however, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the Florida Business Corporation Act and surrendered to CapitalSouth the certificate or certificates representing the shares for which payment is being made; provided, further, nothing contained in this Section 2.6 shall in any way limit the right of CapitalSouth and CapitalSouth Bank to terminate this Agreement and abandon the Merger under Section 10.1. If any dissenting shareholder gives notice to Monticello, Monticello will promptly given CapitalSouth notice thereof, and CapitalSouth will have the right to participate in all negotiations and proceedings with respect to any such demands. Monticello will not, except with the prior written consent of CapitalSouth, voluntarily make any demand with respect to, or settle or offer to settle, any such demand for payment. In the event that after the Effective Time a dissenting shareholder of Monticello fails to perfect, or effectively withdraws or loses, his right to appraisal and payment for his shares, CapitalSouth shall issue and deliver the consideration to which such holder of Monticello Shares is entitled under this Article 2 (without interest) upon surrender by such holder of the certificate or certificates representing Monticello Shares held by him.

Section 2.7  Laws of Escheat.  If any of the consideration due or other payments to be paid or delivered to the holders of Monticello Shares is not paid or delivered within the time period specified by any applicable laws concerning abandoned property, escheat or similar laws, and if such failure to pay or deliver such consideration occurs or arises out of the fact that such property is not claimed by the proper owner thereof, CapitalSouth or the Exchange Agent shall be entitled to dispose of any such consideration or other payments in accordance with applicable laws concerning abandoned property, escheat or similar laws. Any other provision of this Agreement notwithstanding, none of Monticello, Monticello Bank, CapitalSouth, CapitalSouth Bank, the Exchange Agent, nor any other Person acting on their behalf shall be liable to a holder of Monticello Shares for any amount paid or property delivered in good faith to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar law.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF MONTICELLO

Except as disclosed in any Monticello disclosure schedule to this Agreement, and subject to Section 6.8, Monticello hereby represents and warrants to CapitalSouth as follows as of the date hereof and as of all times up to and including the Effective Time of the Merger (except as otherwise provided) as follows:

Section 3.1  Corporate Organization.

(a) Monticello is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. Monticello has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and is duly licensed or qualified to do business in all such places where the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it make such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect (as defined herein) on the business, assets, operations, financial condition or results of operations (such business, assets, operations, financial condition or results of operations hereinafter collectively referred to as the “Condition”) of Monticello on a consolidated basis. Monticello is duly registered as a savings and loan holding company. True and correct copies of the Articles of Incorporation and the Bylaws of Monticello, each as amended to the date hereof, have been delivered to CapitalSouth.

(b) Monticello Bank is a federal savings bank, duly organized, validly existing and in good standing under the laws of the United States of America. Monticello Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and is duly licensed or qualified to do business in all such places where the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on the Condition of Monticello Bank. True and correct copies of the Articles of Incorporation and the Bylaws of Monticello Bank, each as amended to the date hereof, have been delivered to CapitalSouth. Monticello Bank is a member of the Federal Deposit Insurance Corporation (the “FDIC”).

(c) Each subsidiary of Monticello or Monticello Bank is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each subsidiary has the corporate or requisite power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and is duly licensed or qualified to do business in all such places where the nature of the business being conducted by each subsidiary or the character or location of the properties and assets owned or leased by each subsidiary make such qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on the Condition of Monticello on a consolidated basis.

(d) Each of Monticello and Monticello Bank and each of the subsidiaries of Monticello Bank has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses necessary for each of them to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect on the Condition of Monticello on a consolidated basis.

(e) Monticello has no direct or indirect subsidiaries other than Monticello Bank, Monticello Insurance and Investments, Inc. and Mortgage Lion, Inc. All of such subsidiaries and ownership interests are in compliance with all applicable laws, rules and regulations relating to direct investment in equity ownership interests. All of the shares of capital stock of each of the subsidiaries of Monticello are duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights and are owned by Monticello or Monticello Bank, as appropriate, free and clear of any claims, liens, encumbrances or restrictions (other than those imposed by applicable federal and state securities laws), and there are no agreements or understandings with respect to the voting or disposition of any such shares.

(f) The minute books of Monticello and Monticello Bank contain complete and accurate records in all material respects of all meetings and other corporate actions held or taken by their respective shareholders and Boards of Directors (including all committees thereof).

Section 3.2  Capitalization.

(a) The authorized capital stock of Monticello consists of 1,000,000 Monticello Shares, of which 2,880 Monticello Shares are issued and outstanding as of the date hereof (none of which is held in the treasury of Monticello). All of the issued and outstanding Monticello Shares have been duly authorized and validly issued and all such shares are fully paid and nonassessable. As of the date hereof, there are no outstanding options, warrants, commitments, or other rights or instruments to purchase or acquire any shares of capital stock of Monticello, or any securities or rights convertible into or exchangeable for shares of capital stock of Monticello.

(b) The authorized capital stock of Monticello Bank consists of 1,000,000 shares of common stock, par value of $1.00, 2,567 shares of which of the date hereof are issued and outstanding (none of which is held in the treasury of Monticello Bank) (the “Monticello Bank Shares”). All of the issued and outstanding Monticello Bank Shares have been duly authorized and validly issued and all such shares are fully paid and nonassessable. As of the date hereof, there are no outstanding options, warrants, commitments or other rights or instruments to purchase or acquire any shares of capital stock of Monticello Bank, or any securities or rights convertible into or exchangeable for shares of capital stock of Monticello Bank.

(c) All of the issued and outstanding shares of capital stock of Monticello Bank are owned by Monticello, and are so owned free and clear of all liens and encumbrances and adverse claims thereto.

Section 3.3  Financial Statements; Filings.

(a) Monticello has previously delivered to CapitalSouth copies of the financial statements of Monticello as of and for the years ended December 31, 2006, December 31, 2005 and December 31, 2004, and Monticello shall deliver to CapitalSouth, as soon as practicable following the preparation of additional financial statements (i) for each subsequent calendar quarter (or other reporting period) or year of Monticello and (ii) the additional consolidated financial statements of Monticello as of and for such subsequent calendar quarter (or other reporting period) or year (such financial statements, unless otherwise indicated, being hereinafter referred to collectively as the “Financial Statements of Monticello”).

(b) Monticello Bank has previously delivered to CapitalSouth copies of the financial statements of Monticello Bank as of and for each of the years ended December 31, 2006, December 31, 2005 and December 31, 2004, and Monticello Bank shall deliver to CapitalSouth, as soon as practicable following the preparation of additional financial statements (i) for each subsequent calendar quarter (or other reporting period) or year of Monticello Bank and (ii) the financial statements of Monticello Bank as of and for such subsequent calendar quarter (or other reporting period) or year (such financial statements, unless otherwise indicated, being hereinafter referred to collectively as the “Financial Statements of Monticello Bank”).

(c) Monticello has previously delivered to CapitalSouth copies of the thrift financial reports of Monticello Bank as of and for each of the calendar quarters for 2006 (except December 31), 2005 and 2004 ended and Monticello Bank and Monticello shall deliver to CapitalSouth, as soon as practicable following the preparation of additional thrift financial reports for each subsequent calendar quarter (or other reporting period) or year, the thrift financial reports of Monticello Bank as of and for such subsequent calendar quarter (or other reporting period) or year (such thrift financial reports, unless otherwise indicated, being hereinafter referred to collectively as the “Financial Regulatory Reports of Monticello Bank”).

(d) Each of the Financial Statements of Monticello, each of the Financial Statements of Monticello Bank, and each of the Financial Regulatory Reports of Monticello Bank (including the related notes, where applicable) have been or will be prepared in all material respects in accordance with generally accepted accounting principles (“GAAP”) or regulatory accounting principles, whichever is applicable, which principles have been or will be consistently applied during the periods involved, except as otherwise noted therein, and the books and records of Monticello and Monticello Bank have been, are being, and will be maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. Each of the Financial Statements of Monticello, each of the Financial Statements of Monticello Bank, and each of the Financial Regulatory Reports of Monticello Bank (including the related notes, where applicable) fairly present or will fairly present the financial position of Monticello on a consolidated basis, as applicable, and the financial position of Monticello Bank (as the case may be) as of the respective dates thereof and fairly present or will fairly present the results of operations of Monticello on a consolidated basis, as applicable, and the results of operations of Monticello Bank (as the case may be) for the respective periods therein set forth.

(e) To the extent not prohibited by law, Monticello has heretofore delivered or made available, or caused to be delivered or made available, to CapitalSouth all reports and filings made or required to be made by Monticello, Monticello Bank or any of their respective subsidiaries with the Regulatory Authorities, and will from time to time hereafter furnish, or cause Monticello Bank to furnish to CapitalSouth, upon filing or furnishing the same to the Regulatory Authorities, all such reports and filings made after the date hereof with the Regulatory Authorities. As of the respective dates of such reports and filings, all such reports and filings did not and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(f) Since December 31, 2006, none of Monticello, Monticello Bank or any of their respective subsidiaries has incurred any obligation or liability (contingent or otherwise) that has or might reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Condition of Monticello on a consolidated basis, except obligations and liabilities (i) which are accrued or reserved against in the Financial Statements of Monticello, the Financial Statements of Monticello Bank or the Financial Regulatory Reports of Monticello Bank, or reflected in the notes thereto, or (ii) which were incurred after December 31, 2006, in the ordinary course of business consistent with past practices. Since December 31, 2006, neither Monticello nor Monticello Bank has incurred or paid any obligation or liability which would be material to the Condition of Monticello on a consolidated basis, except as may have been incurred or paid in the ordinary course of business, consistent with past practices.

Section 3.4  Loan Portfolio; Reserves.  (i) All evidences of indebtedness in original principal amount in excess of $25,000 reflected as assets in the Financial Statements of Monticello, the Financial Statements of Monticello Bank as of and for the year ended December 31, 2006, and the Financial Regulatory Reports of Monticello Bank as of and for the year ended December 31, 2006 were as of such dates in all respects the binding obligations of the respective obligors named therein in accordance with their respective terms, and were not subject to any defenses, setoffs, or counterclaims, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity, (ii) the allowances for loan and lease losses shown on the Financial Statements of Monticello, the Financial Statements of Monticello Bank as of and for the year ended December 31, 2006, and the Financial Regulatory Reports of Monticello Bank as of and for the year ended December 31, 2006 were, and the allowance for loan and lease losses to be shown on the Financial Statements of Monticello, the Financial Statements of Monticello Bank and the Financial Regulatory Reports of Monticello Bank as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of loans outstanding (including accrued interest receivable) of Monticello and Monticello Bank and other extensions of credit (including letters of credit or commitments to make loans or extend credit), (iii) the reserve for losses with respect to other real estate owned (“OREO Reserve”) shown on the Financial Statements of Monticello as of and for the year ended December 31, 2006, the Financial Statements of Monticello Bank as of and for the year ended December 31, 2006, and the Financial Regulatory Reports of Monticello Bank as of and for the year ended December 31, 2006 were, and the OREO Reserve to be shown on the Financial Statements of Monticello, the Financial Statements of Monticello Bank and the Financial Regulatory Reports of Monticello Bank as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for losses relating to the other real estate owned portfolio of Monticello and Monticello Bank as of the dates thereof, (iv) the reserve for losses in respect of litigation (“Litigation Reserve”) shown on the Financial Statements of Monticello, the Financial Statements of Monticello Bank as

of and for the year ended December 31, 2006, and the Financial Regulatory Reports of Monticello Bank as of and for the year ended December 31, 2006 were, and the Litigation Reserve to be shown on the Financial Statements of Monticello, the Financial Statements of Monticello Bank, and the Financial Regulatory Reports of Monticello Bank as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for losses relating to or arising out of all pending or threatened litigation applicable to Monticello, Monticello Bank and their subsidiaries as of the dates thereof, and (v) each such allowance or reserve described above has been established in accordance with the accounting principles described in Section 3.3(d) and applicable regulatory requirements and guidelines.

Section 3.5  Certain Loans and Related Matters.  Except as set forth in Schedule 3.5, none of Monticello, Monticello Bank or their respective subsidiaries is a party to any written or oral: (i) loan agreement, note or borrowing arrangement, other than credit card loans and other loans the unpaid balance of which does not exceed $100,000 per loan, under the terms of which the obligor is sixty (60) days delinquent in payment of principal or interest or in default of any other provision as of the date hereof; (ii) loan agreement, note or borrowing arrangement which has been classified or, in the exercise of reasonable diligence by Monticello, Monticello Bank or any Regulatory Authority, should have been classified by any bank examiner (whether regulatory or internal) as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned,” “special mention,” “credit risk assets,” “classified,” “criticized,” “watch list,” “concerned loans” or any comparable classifications by such persons; (iii) loan agreement, note or borrowing arrangement, including any loan guaranty, with any director or executive officer of Monticello, Monticello Bank or any Monticello subsidiary or any five percent (5%) shareholder of Monticello, Monticello Bank or any Monticello subsidiary, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; or (iv) loan agreement, note or borrowing arrangement in violation of any law, regulation or rule applicable to Monticello, Monticello Bank or any Monticello subsidiary including, but not limited to, those promulgated, interpreted or enforced by any Regulatory Authority and which violation could have a Material Adverse Effect on the Condition of Monticello. As of the date of any Financial Statement of Monticello, any Financial Statement of Monticello Bank and any Financial Regulatory Report of Monticello Bank subsequent to the execution of this Agreement, including the date of the Financial Statements of Monticello, the Financial Statements of Monticello Bank, and the Financial Regulatory Reports of Monticello Bank that immediately precede the Effective Time of the Merger, there shall not have been any material increase in the loan agreements, notes or borrowing arrangements described in (i) through (iv) above and Schedule 3.5.

Section 3.6  Authority; No Violation.

(a) Monticello has full corporate power and authority to execute and deliver this Agreement and, subject to the approval of the shareholders of Monticello and to the receipt of the Consents of the Regulatory Authorities, to consummate the transactions contemplated hereby. The Board of Directors of Monticello has duly and validly approved this Agreement and the transactions contemplated hereby, has authorized the execution and delivery of this Agreement, has directed that this Agreement and the transactions contemplated hereby be submitted to Monticello’s shareholders for approval at a meeting of such shareholders and, except for the adoption of such Agreement by its shareholders and the execution and filing of Articles of Merger, no other corporate proceeding on the part of Monticello is necessary to consummate the transactions so contemplated. This Agreement, when duly and validly executed and delivered by Monticello, will constitute a valid and binding obligation of Monticello, and will be enforceable against Monticello in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by Monticello or Monticello Bank nor the consummation by Monticello or Monticello Bank of the transactions contemplated hereby, nor compliance by Monticello with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of Monticello, or the Articles of Incorporation or Bylaws of Monticello Bank or any Monticello subsidiary, (ii) assuming that the Consents of the Regulatory Authorities and approvals referred to herein are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Monticello, Monticello Bank or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Monticello or Monticello Bank under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which Monticello or Monticello Bank is a party, or by which any of them or any of their respective properties or assets may be bound or affected.

Section 3.7  Consents and Approvals.  Except for (i) the approval of the shareholders of Monticello pursuant to the proxy statement of Monticello relating to the meeting of the shareholders of Monticello at which the Merger is to be considered (the “Proxy Statement”); (ii) the Consents of the Regulatory Authorities; (iii) the approval of this Agreement by the shareholders of CapitalSouth; (iv) the filing of Articles of Merger with the States of Florida and Delaware; and (v) as set forth in Schedule 3.7, no Consents of any person are necessary in connection with the execution and delivery by Monticello and Monticello Bank of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby.

Section 3.8  Broker’s Fees.  Except for McKinnon & Company, whose engagement letter has been provided by Monticello to CapitalSouth, neither of Monticello or Monticello Bank, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

Section 3.9  Absence of Certain Changes or Events.  Since December 31, 2006, there has not been (a) any declaration, payment or setting aside of any dividend or distribution (whether in cash, stock or property) in respect of Monticello Shares or (b) any change or any event involving a prospective change in the Condition of Monticello on a consolidated basis, or a combination of any such change(s) and any such event(s) which has had, or is reasonably likely to have, a Material Adverse Effect on the Condition of Monticello on a consolidated basis or on Monticello or Monticello Bank generally, including, without limitation any change in the administration or supervisory standing or rating of Monticello or Monticello Bank with any Regulatory Authority, and no fact or condition exists as of the date hereof which might reasonably be expected to cause any such event or change in the future.

Section 3.10  Legal Proceedings; Etc.  None of Monticello, Monticello Bank or any Monticello subsidiary is a party to any, and there are no pending or, to the knowledge of Monticello, Monticello Bank and each Monticello subsidiary, threatened, judicial, administrative, arbitral or other proceedings, claims, actions, causes of action or governmental investigations against Monticello or Monticello Bank challenging the validity of the transactions contemplated by this Agreement and, to the knowledge of Monticello and each Monticello subsidiary as of the date hereof, there is no proceeding, claim, action or governmental investigation against Monticello or Monticello Bank; no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator is outstanding against Monticello or Monticello Bank which has had, or is reasonably likely to have, a Material Adverse Effect on the Condition of Monticello on a consolidated basis; there is no default by Monticello or Monticello Bank under any material contract or agreement to which Monticello or Monticello Bank is a party; and except with respect to the Cease and Desist Order, dated January 19, 2006, issued by the OTS, none of Monticello or Monticello Bank is a party to any agreement, order or memorandum in writing by or with any Regulatory Authority restricting the operations of Monticello or Monticello Bank and none of Monticello or Monticello Bank has been advised by any Regulatory Authority that any such Regulatory Authority is contemplating issuing or requesting the issuance of any such other or further order or memorandum in the future.

Section 3.11  Taxes and Tax Returns.

(a) Monticello has previously delivered or made available to CapitalSouth copies of the federal, state and local income tax returns of Monticello and, if consolidated returns do not exist for all periods, of Monticello Bank and each of its respective subsidiaries, for the years 2003, 2004 and 2005 and all schedules and exhibits thereto, and such returns have not been examined by the Internal Revenue Service or any other taxing authority. Monticello, Monticello Bank and their respective subsidiaries have duly filed in correct form all federal, state and local information returns and tax returns required to be filed on or prior to the date hereof, and Monticello, Monticello Bank and any of their respective subsidiaries have duly paid or made adequate provisions for the payment of all taxes and other governmental charges which are owed by Monticello, Monticello Bank or any of their respective subsidiaries to any federal, state or local taxing authorities, whether or not reflected in such returns (including, without limitation, those owed in respect of the properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls of Monticello, Monticello Bank and any of their respective subsidiaries), other than taxes and other charges which (i) are not yet delinquent or are being contested in good faith or (ii) have not been finally determined. The amounts set forth as liabilities for taxes on the Financial Statements of Monticello, the Financial Statements of Monticello Bank and the Financial Regulatory Reports of Monticello Bank are sufficient, in the aggregate, for the payment of all unpaid federal, state and local taxes (including any interest or penalties thereon), whether or not disputed, accrued or applicable, for the periods then ended, and have been computed in accordance with generally accepted accounting principles. None of Monticello, Monticello Bank or any of their respective subsidiaries is responsible for the taxes of any other person other than Monticello, Monticello Bank and any of their respective subsidiaries, under Treasury Regulation 1.1502-6 or any similar provision of federal, state or foreign law.

(b) None of Monticello, Monticello Bank or any of their respective subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any federal, state or local taxes due that is currently in effect, and deferred taxes of Monticello, Monticello Bank or any of their respective subsidiaries, have been adequately provided for in the Financial Statements of Monticello, or the Financial Statements of Monticello Bank, as the case may be.

(c) None of Monticello, Monticello Bank or any of their respective subsidiaries has made any payment, is obligated to make any payment or is a party to any contract, agreement or other arrangement that could obligate it to make any payment that would be disallowed as a deduction under Section 280G or 162(m) of the Code.

(d) There has not been an ownership change, as defined in Section 382(g) of the Code, of Monticello, Monticello Bank or any of their respective subsidiaries that occurred during or after any taxable period in which Monticello, Monticello Bank or any of their respective subsidiaries incurred an operating loss that carries over to any taxable period ending after the fiscal year of Monticello immediately preceding the date of this Agreement.

(e) (i) Proper and accurate amounts have been withheld by Monticello, Monticello Bank and their respective subsidiaries from their employees and others for all prior periods in compliance in all material respects with the tax withholding provisions of all applicable federal, state and local laws and regulations, and proper due diligence steps have been taken in connection with back-up withholding; and (ii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor have been included by either Monticello or Monticello Bank in the Financial Statements of Monticello or the Financial Statements of Monticello Bank.

Section 3.12  Employee Benefit Plans.  All employee benefit plans of Monticello, Monticello Bank or any of their respective subsidiaries have been established in compliance with, and such plans have been operated in material compliance with, all applicable laws. None of Monticello, Monticello Bank or any of their respective subsidiaries sponsors or otherwise maintains a “pension plan” within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or any other retirement plan that is intended to qualify under Section 401 of the Code, nor do any unfunded liabilities exist with respect to any employee benefit plan, past or present. No employee benefit plan, any trust created thereunder or any trustee or administrator thereof has engaged in a “prohibited transaction” as defined in Section 4975 of the Code, which may have a Material Adverse Effect on the condition, financial or otherwise, of Monticello, Monticello Bank or any of their respective subsidiaries. Monticello’s employment benefit plans are listed in Schedule 3.12.

Section 3.13  Title and Related Matters.

(a) Each of Monticello, Monticello Bank and their respective subsidiaries has good title, and as to owned real property, has good and marketable title in fee simple absolute, to all assets and properties, real or personal, tangible or intangible, reflected as owned by or leased or subleased by or carried under the name of any of them, free and clear of all liens, encumbrances, mortgages, security interests, restrictions, pledges or claims, except for (i) those liens, encumbrances, mortgages, security interests, restrictions, pledges or claims reflected in the Financial Statements of Monticello as of and for the year ended December 31, 2006, the Financial Statements of Monticello Bank as of and for the year ended December 31, 2006, and the Financial Regulatory Reports of Monticello Bank or incurred in the ordinary course of business after December 31, 2006, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, and (iii) title imperfections that do not render the title unmarketable and that are not in the aggregate material to the Condition of Monticello on a consolidated basis.

(b) All agreements pursuant to which Monticello, Monticello Bank or any of their respective subsidiaries leases, subleases or licenses material real or material personal properties from others are valid, binding and enforceable in accordance with their respective terms, and there is not, under any of such leases or licenses, any existing default or event of default, or any event which with notice or lapse of time, or both, would constitute a default or force majeure, or provide the basis for any other claim of excusable delay or nonperformance. Monticello, Monticello Bank and their respective subsidiaries have all right, title and interest as a lessee under the terms of each lease or sublease, free and clear of all liens, claims or encumbrances (other than the rights of the lessor) as of the Effective Time of the Merger, and shall have the right to transfer each lease or sublease pursuant to this Agreement.

(c) All of the buildings, structures, fixtures and material personal properties owned, leased or subleased by Monticello, Monticello Bank and their respective subsidiaries are in good operating condition and repair, subject only to ordinary wear and tear and/or minor defects which do not interfere with the continued use thereof in the conduct of normal operations.

Section 3.14  Real Estate.

(a) Monticello has provided to CapitalSouth (i) a complete legal description for each parcel of real estate or interest therein owned, leased or subleased by Monticello, Monticello Bank or their respective subsidiaries or in which Monticello, Monticello Bank or their respective subsidiaries has any ownership or leasehold interest and (ii) a description of each and every written or oral lease or sublease, together with the current name, address and telephone number of the landlord or sublandlord and the landlord’s property manager (if any), under which Monticello or Monticello Bank is the lessee of any real property and which relates in any manner to the operation of the businesses of Monticello or Monticello Bank.

(b) None of Monticello, Monticello Bank or their respective subsidiaries has violated, or is currently in violation of, any law, regulation or ordinance relating to the ownership or use of the real estate and real estate interests described in Section 3.14(a) which individually or in the aggregate would have a Material Adverse Effect on the Condition of Monticello on a consolidated basis.

(c) As to each parcel of real property owned or used by Monticello, Monticello Bank or any of their respective subsidiaries, none of Monticello or Monticello Bank has received notice of any pending or, to the knowledge of Monticello, Monticello Bank and each Monticello subsidiary, threatened condemnation or proceedings or mechanic’s or materialmen’s liens.

Section 3.15  Environmental Matters.

(a) Each of Monticello, Monticello Bank, the Participation Facilities (as defined below), and the Loan Properties (as defined below) are, and have been, in compliance, and there are no present circumstances that would prevent or interfere with the continuation of such compliance with all applicable federal, state and local laws, including common law, rules, regulations and ordinances, and with all applicable decrees, orders and contractual obligations relating to pollution or the protection of the environment or the discharge of, or exposure to, Hazardous Materials (as defined below) in the environment or workplace, except for violations which, individually or in the aggregate, will not have a Material Adverse Effect on the Condition of Monticello on a consolidated basis.

(b) There is no litigation pending or, to the knowledge of Monticello, Monticello Bank or any of their respective subsidiaries, threatened before any court, governmental agency or board or other forum in which

Monticello, Monticello Bank or any Participation Facility has been or, with respect to threatened litigation, may be, named as defendant (i) for alleged noncompliance (including by any predecessor), with respect to any Environmental Law (as defined below) or (ii) relating to the release into the environment of any Hazardous Material (as defined below) or oil, whether or not occurring at, on or involving a site owned, leased or operated by Monticello, Monticello Bank or any Participation Facility, except for such litigation pending or threatened that will not, individually or in the aggregate, have a Material Adverse Effect on the Condition of Monticello on a consolidated basis.

(c) There is no litigation pending or, to the knowledge of Monticello, Monticello Bank or any of their respective subsidiaries, threatened before any court, governmental agency or board or other forum in which any Loan Property (or Monticello or Monticello Bank in respect of such Loan Property) has been or, with respect to threatened litigation, may be, named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on or involving a Loan Property, except for such litigation pending or threatened that will not individually or in the aggregate, have a Material Adverse Effect on the Condition of Monticello on a consolidated basis.

(d) To the knowledge of Monticello, Monticello Bank or any of their respective subsidiaries, there is no reasonable basis for any litigation of a type described in Section 3.15(b) and Section 3.15(c), except as will not have, individually or in the aggregate, a Material Adverse Effect on the Condition of Monticello on a consolidated basis.

(e) During the period of (i) ownership or operation by Monticello or Monticello Bank of any of their respective current properties, (ii) participation by Monticello or Monticello Bank in the management of any Participation Facility, or (iii) holding by Monticello or Monticello Bank of a security interest in any Loan Property, there have been no releases of Hazardous Material or oil in, on, under or affecting such properties, except where such releases have not and will not, individually or in the aggregate, have a Material Adverse Effect on the Condition of Monticello on a consolidated basis.

(f) Prior to the period of (i) ownership or operation by Monticello or Monticello Bank of any of their respective current properties, (ii) participation by Monticello or Monticello Bank in the management of any Participation Facility, or (iii) holding by Monticello or Monticello Bank of a security interest in any Loan Property, to the knowledge of Monticello, Monticello Bank or any of their respective subsidiaries, there were no releases of Hazardous Material or oil in, on, under or affecting any such property, Participation Facility or Loan Property, except where such releases have not and will not, individually or in the aggregate, have a Material Adverse Effect on the Condition of Monticello on a consolidated basis.

Section 3.16  Commitments and Contracts.

(a) Except as set forth in Schedule 3.16, none of Monticello, Monticello Bank or their respective subsidiaries is a party or subject to any of the following (whether written or oral, express or implied):

(i) Any employment contract, supplemental retirement plan or agreement, consulting agreement or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, director, employee, including in any such person’s capacity as a consultant (other than those which either are terminable at will without any further amount being payable thereunder or as a result of such termination by Monticello or Monticello Bank);

(ii) Any labor contract or agreement with any labor union;

(iii) Any contract covenants which limit the ability of Monticello or Monticello Bank to compete in any line of business or which involve any restriction of the geographical area in which Monticello or Monticello Bank may carry on its businesses (other than as may be required by law or applicable regulatory authorities);

(iv) Any lease (other than real estate leases described in Schedule 3.14(a)) or other agreements or contracts with annual payments aggregating $25,000 or more; or

(v) Any other contract or agreement which would be required to be disclosed in reports filed by Monticello with the Federal Reserve Board, the Office of Thrift Supervision or the FDIC and which has not been so disclosed.

Complete and accurate copies of all such agreements have been delivered by Monticello to CapitalSouth.

(b) There is not, under any agreement, lease or contract to which Monticello, Monticello Bank or any of their respective subsidiaries is a party, any existing default or event of default, or any event which with notice or lapse of time, or both, would constitute a default or force majeure, or provide the basis for any other claim of excusable delay or non-performance.

(c) (i) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in termination of any of the material service contracts, leases, agreements or licenses (including specifically real property leases and data processing agreements) to which Monticello or Monticello Bank is a party (“Material Agreements”), or modification or acceleration of any of the terms of such Material Agreements. (ii) No consents are required to be obtained and no notices are required to be given in order for the Material Agreements to remain effective, without any modification or acceleration of any of the terms thereof, following the consummation of the transactions contemplated by this Agreement.

(d) No agreement entered into by Monticello or Monticello Bank provides for the payment of unreasonable compensation to any person or otherwise violates any regulatory requirement or policy.

Section 3.17  Regulatory, Accounting and Tax Matters.  None of Monticello, Monticello Bank or any of their respective subsidiaries has taken or agreed to take any action or has any knowledge of any fact or has agreed to any circumstance that would (i) materially impede or delay receipt of any Consents of any Regulatory Authorities referred to in this Agreement including, matters relating to the Community Reinvestment Act and protests thereunder, or (ii) prevent the transactions contemplated by this Agreement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 3.18  Registration Obligations.  Neither of Monticello or Monticello Bank is under any obligation, contingent or otherwise, which will survive the Merger to register any of its securities under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws.

Section 3.19  Antitakeover Provisions.  Monticello, Monticello Bank and their respective subsidiaries have taken all actions required to exempt Monticello, this Agreement, the Merger, the Bank Merger Agreement, the Bank Merger and the Lock-Up Agreements from any provisions of an antitakeover nature contained in their organizational documents, and the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

Section 3.20  Insurance.  Monticello, Monticello Bank and their respective subsidiaries are presently insured, and during each of the past three calendar years have been insured, for reasonable amounts against such risks as companies or institutions engaged in a similar business would, in accordance with good business practice, customarily be insured. To the knowledge of Monticello and Monticello Bank, the policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of Monticello, Monticello Bank and each Monticello subsidiary provide adequate coverage against loss, and the fidelity bonds in effect as to which Monticello or Monticello Bank is named an insured are sufficient for their purpose. Complete and accurate copies of such policies of insurance have been delivered by Monticello to CapitalSouth.

Section 3.21  Labor.

(a) There are no labor contracts, collective bargaining agreements, letters of undertakings or other arrangements, formal or informal, between Monticello, Monticello Bank or their respective subsidiaries and any union or labor organization covering Monticello, Monticello Bank or their respective subsidiaries’ employees and none of said employees are represented by any union or labor organization.

(b) Each of Monticello, Monticello Bank and their respective subsidiaries is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. None of Monticello, Monticello Bank or their respective subsidiaries is or has been engaged in any unfair labor practice and no unfair labor practice complaint against any of Monticello, Monticello Bank or their respective subsidiaries is pending before the National Labor Relations Board. There have not been nor are there presently any attempts to organize employees, nor, to the knowledge of Monticello, Monticello Bank and their respective subsidiaries, are there plans for any such attempts. No work stoppage involving Monticello, Monticello Bank or any of their respective subsidiaries is pending as of the date hereof or, to the knowledge of Monticello, Monticello Bank and their respective subsidiaries, threatened.

Section 3.22  Compliance with Laws.  Each of Monticello, Monticello Bank and their respective subsidiaries has conducted its business in accordance with all applicable federal, foreign, state and local laws, regulations and orders, and each is in compliance with such laws, regulations and orders, except for such violations or non-compliance, which when taken together as a whole, will not have a Material Adverse Effect on the Condition of Monticello on a consolidated basis and will not result in the imposition of civil money penalties or fines from Regulatory Authorities. Except as disclosed in Schedule 3.22, none of Monticello or Monticello Bank has received a notification or communication from any agency or department of any federal, state or local governmental authority or any Regulatory Authority or the staff thereof (i) asserting that Monticello or Monticello Bank is not in compliance with any laws or orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have a Material Adverse Effect on the Condition of Monticello on a consolidated basis, (ii) threatening to revoke any permit, the revocation of which is reasonably likely to have a Material Adverse Effect on the Condition of Monticello on a consolidated basis, (iii) requiring Monticello or Monticello Bank to enter into any cease and desist order, formal agreement, commitment or memorandum of understanding, or to adopt any resolutions or similar undertakings, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any manner, the operations of Monticello or Monticello Bank, including, without limitation, any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit policies, management or business.

Section 3.23  Transactions with Management.  Except for (a) deposits, all of which are on terms and conditions comparable to those made available to other customers of Monticello Bank at the time such deposits were entered into, (b) the loans listed on Schedule 3.5, (c) the agreements listed on Schedule 3.16, (d) obligations under employee benefit plans of Monticello, Monticello Bank and their respective subsidiaries set forth in Schedule 3.12 and (e) the items described on Schedule 3.23 and any loans or deposit agreements entered into in the ordinary course with customers of Monticello Bank, there are no contracts with or commitments to present or former shareholders, stockholders, directors, officers or employees involving the expenditure of more than $5,000 as to any one individual, including, with respect to any business directly or indirectly controlled by any such person, or $10,000 for all such contracts for commitments in the aggregate for all such individuals.

Section 3.24  Derivative Contracts.  Except as set forth on Schedule 3.24, either of Monticello or Monticello Bank is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in Financial Statements of Monticello and the Financial Statements of Monticello Bank which is a financial derivative contract (including various combinations thereof) (“Derivative Contracts”).

Section 3.25  Deposits.  Except as set forth on Schedule 3.25, none of the deposits of Monticello Bank are “brokered” deposits or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of any affiliate of Monticello.

Section 3.26  Accounting Controls; Disclosure Controls.  Each of Monticello, Monticello Bank and their respective subsidiaries has devised and maintained systems of internal accounting control sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Monticello, Monticello Bank and their respective subsidiaries; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles consistently applied with respect to institutions such as Monticello, Monticello Bank and their respective subsidiaries or any other criteria applicable to such financial statements, and to maintain proper accountability for items therein; (iii) access to the material properties and assets of Monticello, Monticello Bank and their respective subsidiaries is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Monticello, Monticello Bank and their respective subsidiaries; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

Section 3.27  Proxy Materials.  None of the information relating to Monticello or Monticello Bank to be included in the Proxy Statement which is to be mailed to the shareholders of Monticello in connection with the solicitation of their approval of this Agreement will, at the time such Proxy Statement is mailed or at the time of the meeting of shareholders to which such Proxy Statement relates, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make a statement therein not false or misleading. The legal responsibility for the contents of such Proxy Statement (other than information supplied by CapitalSouth concerning CapitalSouth or any CapitalSouth Subsidiary) shall be and remain with Monticello, Monticello Bank and their respective subsidiaries.

Section 3.28  Deposit Insurance.  The deposit accounts of Monticello Bank are insured by the FDIC in accordance with the provisions of the Federal Deposit Insurance Act (the “Act”). Monticello Bank has paid all regular premiums and special assessments and filed all reports required under the Act.

Section 3.29  Intellectual Property.  Each of Monticello, Monticello Bank and their respective subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, service marks, trademarks, computer software and other intellectual property used in its businesses. Neither Monticello nor Monticello Bank has received any notice of conflict with respect thereto that asserts the right of others.

Section 3.30  Untrue Statements and Omissions.  No representation or warranty contained in Article 3 of this Agreement or in the Schedules contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF CAPITALSOUTH

Except as disclosed in any CapitalSouth disclosure schedule to this Agreement, and subject to Section 6.8, CapitalSouth hereby represents and warrants to Monticello as follows as of the date hereof and also on the Effective Time of the Merger (except as otherwise provided):

Section 4.1  Organization and Related Matters of CapitalSouth.

(a) CapitalSouth is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. CapitalSouth has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, or as proposed to be conducted pursuant to this Agreement, and CapitalSouth is licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by CapitalSouth, or the character or location of the properties and assets owned or leased by CapitalSouth makes such licensing or qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on the Condition of CapitalSouth on a consolidated basis. CapitalSouth is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. True and correct copies of the Restated Certificate of Incorporation of CapitalSouth and the Bylaws of CapitalSouth, each as amended to the date hereof, have been made available to Monticello.

(b) CapitalSouth has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect on the Condition of CapitalSouth on a consolidated basis.

Section 4.2  Organization and Related Matters of CapitalSouth Bank.

(a) CapitalSouth Bank is a banking corporation duly organized, validly existing and in good standing under the laws of the State of Alabama. CapitalSouth Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, or as proposed to be conducted pursuant to this Agreement, and CapitalSouth Bank is licensed or qualified to do business in each jurisdiction which the nature of the business conducted or to be conducted by CapitalSouth Bank, or the character or location or the properties and assets owned or leased by CapitalSouth Bank make such licensing or qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on the Condition of CapitalSouth on a consolidated basis. True and correct copies of the Articles of Incorporation and Bylaws of CapitalSouth Bank, as each may be amended to the date hereof, have been made available to Monticello.

(b) CapitalSouth Bank has in effect all federal, state, local and foreign governmental, regulatory or other authorizations, permits and licenses necessary for it to own or lease its properties and assets and to carry on its business as proposed to be conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect on the Condition of CapitalSouth on a consolidated basis.

Section 4.3  Capitalization.  As of February 27, 2007, the authorized capital stock of CapitalSouth consisted of 7,500,000 shares of common stock, par value $1.00 per share, 2,984,243 shares of which are issued and outstanding (exclusive of any such shares held in the treasury of CapitalSouth as of the date hereof), and 500,000 shares of preferred stock, par value $0.01 per share, none of which is issued and outstanding as of the date hereof. All issued and outstanding CapitalSouth Shares have been duly authorized and validly issued, and all such shares are fully paid and nonassessable.

Section 4.4  Authorization.  The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby and in any related agreements, have been duly authorized by the Boards of Directors of CapitalSouth and CapitalSouth Bank, and except for approval of this Agreement and the transactions contemplated herein by the stockholders of CapitalSouth, no other corporate proceedings on the part of CapitalSouth or CapitalSouth Bank are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement is the valid and binding obligation of CapitalSouth and CapitalSouth Bank enforceable against each in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought. Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will (i) violate any provision of the Restated Certificate of Incorporation or Bylaws of CapitalSouth or the Articles of Incorporation or Bylaws of CapitalSouth Bank or, (ii) to CapitalSouth’s knowledge and assuming that any necessary Consents are duly obtained, (A) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by or result in the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of CapitalSouth or CapitalSouth Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which CapitalSouth or CapitalSouth Bank is a party, or by which CapitalSouth or CapitalSouth Bank or any of their respective properties or assets may be bound or affected, (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CapitalSouth or CapitalSouth Bank or any of their respective material properties or assets, except for (X) such conflicts, breaches or defaults as are set forth in Schedule 4.4, and (Y) with respect to (B) above, such as individually or in the aggregate will not have a Material Adverse Effect on the Condition of CapitalSouth on a consolidated basis.

Section 4.5  Financial Statements.

(a) CapitalSouth has made available to Monticello copies of the consolidated financial statements of CapitalSouth as of and for the years ended December 31, 2005, December 31, 2004 and December 31, 2003, and CapitalSouth will make available to Monticello, as soon as practicable following the preparation of additional consolidated financial statements for each subsequent calendar quarter or year of CapitalSouth, the consolidated financial statements of CapitalSouth as of and for such subsequent calendar quarter or year (such consolidated financial statements, unless otherwise indicated, being hereinafter referred to collectively as the “Financial Statements of CapitalSouth”).

(b) Each of the Financial Statements of CapitalSouth (including the related notes) have been or will be prepared in all material respects in accordance with generally accepted accounting principles, which principles have been or will be consistently applied during the periods involved, except as otherwise noted therein, and the books and records of CapitalSouth have been, are being, and will be maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. Each of the Financial Statements of CapitalSouth (including the related notes) fairly presents or will fairly present the consolidated financial position of CapitalSouth as of the respective dates thereof and fairly presents or will fairly present the results of operations of CapitalSouth for the respective periods therein set forth.

(c) Since December 31, 2006, CapitalSouth has not incurred any obligation or liability (contingent or otherwise) that has or might reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Condition of CapitalSouth on a consolidated basis, except obligations and liabilities (i) which are accrued or reserved against in the Financial Statements of CapitalSouth or reflected in the notes thereto, and (ii) which were incurred after December 31, 2006 in the ordinary course of business consistent with past practices. Since December 31, 2006, and except for the matters described in (i) and (ii) above, CapitalSouth has not incurred or paid any obligation or liability which would be material to the Condition of CapitalSouth on a consolidated basis.

Section 4.6  Absence of Certain Changes or Events.  Since December 31, 2006, there has not been any material adverse change in the Condition of CapitalSouth on a consolidated basis, and to the knowledge of CapitalSouth, no fact or condition exists which might reasonably be expected to cause such a material adverse change in the future.

Section 4.7  Consents and Approvals.  Except for (i) the Consents of the Regulatory Authorities, (ii) approval of this Agreement by the respective shareholders of CapitalSouth and Monticello, (iii) filing of Articles of Merger with the States of Florida and Delaware, and (iv) as disclosed in Schedule 4.7, no consents or approvals by, or filings or registrations with, any third party or any public body, agency or authority are necessary in connection with the execution and delivery by CapitalSouth and CapitalSouth Bank or, to the knowledge of CapitalSouth and CapitalSouth Bank, by Monticello or Monticello Bank of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby.

Section 4.8  Proxy Materials.  None of the information relating solely to CapitalSouth, CapitalSouth Bank or any CapitalSouth Subsidiary to be included or incorporated by reference in the Proxy Statement which is to be mailed to the shareholders of Monticello in connection with the solicitation of their approval of this Agreement will, at the time such Proxy Statement is mailed or at the time of the meeting of shareholders of Monticello to which such Proxy Statement relates, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make a statement therein not false or misleading. The legal responsibility for the contents of the information supplied by CapitalSouth and relating solely to CapitalSouth, CapitalSouth Bank or any CapitalSouth Subsidiary which is either included or incorporated by reference in the Proxy Statement shall be and remain with CapitalSouth.

Section 4.9  Regulatory, Accounting and Tax Matters.  None of CapitalSouth, CapitalSouth Bank or any of their respective subsidiaries has taken or agreed to take any action or has any knowledge of any fact or has agreed to any circumstance that would (i) materially impede or delay receipt of any Consents of any Regulatory Authorities referred to in this Agreement including matters relating to the Community

Reinvestment Act and protests thereunder, or (ii) prevent the transactions contemplated by this Agreement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.10  No Broker’s or Finder’s Fees.  Neither CapitalSouth nor CapitalSouth Bank or any of their subsidiaries, affiliates or employers has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with this Agreement or the consummation of any of the transactions contemplated herein.

Section 4.11  Title and Related Matters.  CapitalSouth or its Subsidiaries have good title, and as to owned real property, good and marketable title to all the properties, interests in properties and assets, real and personal, that are material to the business of CapitalSouth, reflected in the most recent statement of condition referred to in Section 4.5 hereof, or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes of such balance sheet, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith and (iii) such imperfections of title and easements that do not render title unmarketable and that are not in the aggregate material to the condition of CapitalSouth Bank on a consolidated basis.

Section 4.12  Contracts.  Neither CapitalSouth nor any of its Subsidiaries is in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it or its property may be bound except where such violation could not be reasonably expected to have a Material Adverse Effect on CapitalSouth.

Section 4.13  Legal Proceedings; Etc.  None of CapitalSouth, CapitalSouth Bank or any CapitalSouth subsidiary is a party to any, and there are no pending or, to the knowledge of CapitalSouth, CapitalSouth Bank and each CapitalSouth subsidiary, threatened, judicial, administrative, arbitral or other proceedings, claims, actions, causes of action or governmental investigations against CapitalSouth or CapitalSouth Bank challenging the validity of the transactions contemplated by this Agreement and, to the knowledge of CapitalSouth and each CapitalSouth subsidiary as of the date hereof, there is no proceeding, claim, action or governmental investigation against CapitalSouth or CapitalSouth Bank; no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator is outstanding against CapitalSouth or CapitalSouth Bank which has had, or is reasonably likely to have, a Material Adverse Effect on the Condition of CapitalSouth on a consolidated basis; there is no default by CapitalSouth or CapitalSouth Bank under any material contract or agreement to which CapitalSouth or CapitalSouth Bank is a party; and none of CapitalSouth or CapitalSouth Bank is a party to any agreement, order or memorandum in writing by or with any Regulatory Authority restricting the operations of CapitalSouth or CapitalSouth Bank and none of CapitalSouth or CapitalSouth Bank has been advised by any Regulatory Authority that any such Regulatory Authority is contemplating issuing or requesting the issuance of any such other or further order or memorandum in the future.

Section 4.14  Compliance.  CapitalSouth and its Subsidiaries, in the conduct of their businesses, are to the Knowledge of CapitalSouth, in compliance with all federal, state or local Laws applicable to the conduct of their businesses except where non-compliance could not be reasonably expected to have a Material Adverse Effect on CapitalSouth.

Section 4.15  SEC Filings.

(a) CapitalSouth has heretofore made available to Monticello copies of CapitalSouth’s: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2005; (ii) 2005 Annual Report to Shareholders; (iii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006; and (iv) any reports on Form 8-K, filed by CapitalSouth with the SEC since December 31, 2005. Since December 31, 2005, CapitalSouth has timely filed all reports and registration statements and the documents required to be filed with the SEC under the rules and regulations of the SEC and all such reports and registration statements or other documents have complied in all material respects, as of their respective filing dates and effective dates, as the case may be, with all the applicable requirements of the Securities Act and the Exchange Act. As of the respective filing and effective dates, none of such reports or registration statements or other documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The documents to be incorporated by reference into the Registration Statement, at the time they were filed with the SEC, complied in all material respects with the requirements of the 1934 Act and Regulations thereunder and when read together and with the other information in the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading at the time the Registration Statement becomes effective or at the time of the Shareholders’ Meeting.

Section 4.16  Form S-4.  The conditions for use of a registration statement on SEC Form S-4 set forth in the General Instructions on Form S-4 have been or will be satisfied with respect to CapitalSouth and the Registration Statement.

Section 4.17  Untrue Statements and Omissions.  No representation or warranty contained in Article 4 of this Agreement or in the Schedules of CapitalSouth or CapitalSouth Bank contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 5

COVENANTS AND AGREEMENTS

Section 5.1  Conduct of the Business of Monticello and Monticello Subsidiaries.

(a) During the period from the date of this Agreement to the Effective Time of the Merger, Monticello shall, and shall cause Monticello Bank and the Monticello subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice and prudent banking principles, (ii) use commercially reasonable efforts to maintain and preserve intact its business organization, employees, goodwill with customers and advantageous business relationships and retain the services of its officers and key employees, (iii) preserve for itself and CapitalSouth the goodwill of the customers of Monticello, Monticello Bank and their respective subsidiaries and others with whom business relationships exist, and (iv) except as required by law or regulation, take no action which would adversely affect or delay the ability of Monticello or CapitalSouth to obtain any Consent from any Regulatory Authority or other approvals required for the consummation of the transactions contemplated hereby or to perform its covenants and agreements under this Agreement.

(b) During the period from the date of this Agreement to the Effective Time of the Merger, except as required by law or regulation, Monticello shall not, and it shall not permit Monticello Bank or any other Monticello subsidiary, without the prior written consent of CapitalSouth, to:

(i) change, delete or add any provision of or to the Certificate or Articles of Incorporation or Bylaws of Monticello or Monticello Bank;

(ii) change the number of shares of the authorized, issued or outstanding capital stock of Monticello, including any issuance, purchase, redemption, split, combination or reclassification thereof, or issue or grant any option, warrant, call, commitment, subscription, right or agreement to purchase relating to the authorized or issued capital stock of Monticello;

(iii) incur any material liabilities or material obligations (other than deposit liabilities and short-term borrowings in the ordinary course of business), whether directly or by way of guaranty, including any obligation for borrowed money, or whether evidenced by any note, bond, debenture, or similar instrument, except in the ordinary course of business consistent with past practice;

(iv) make any capital expenditures individually in excess of $25,000, or in the aggregate in excess of $50,000 other than pursuant to binding commitments existing on December 31, 2006 and disclosed in a Schedule delivered pursuant to Article 5 of this Agreement or in Schedule 5.1(b)(iv) and other than expenditures necessary to maintain existing assets in good repair;

(v) sell, transfer, convey or otherwise dispose of any real property (including “other real estate owned”) or interest therein having a book value in excess of or in exchange for consideration in excess of $25,000;

(vi) pay any bonuses to any executive officer except pursuant to the terms of an enforceable written employment agreement or except in the ordinary course of business consistent with past practice; enter into any new, or amend in any respect any existing, employment, consulting, non-competition or independent contractor agreement with any person; alter the terms of any existing incentive bonus or commission plan; adopt any new or amend in any material respect any existing employee benefit plan, except as may be required by law; grant any general increase in compensation to its employees as a class or to its officers except for non-executive officers in the ordinary course of business consistent with past practices or except in accordance with the terms of an enforceable written agreement; grant any material increase in fees or other compensation or in other benefits to any of its directors; or effect any change in any material respect in retirement benefits to any class of employees or officers, except as required by law;

(vii) enter into or extend any agreement, lease or license relating to real property, personal property, data processing or bankcard functions relating to Monticello or Monticello Bank that involves an aggregate of $10,000 or more;

(viii) acquire ten percent (10%) or more of the assets or equity securities of any Person or acquire direct or indirect control of any person, other than in connection with (A) any internal reorganization or consolidation involving existing Monticello subsidiaries which has been approved in advance in writing by CapitalSouth, (B) foreclosures in the ordinary course of business, (C) acquisitions of control by Monticello Bank or any other Monticello subsidiary engaged in banking in a fiduciary capacity or (D) the creation of any new Monticello subsidiary organized to conduct and continue activities otherwise permitted by this Agreement;

(ix) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with Monticello and Monticello Bank’s past practices;

(x) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Articles 7 or 8 not being satisfied;

(xi) purchase or otherwise acquire any investment securities for its own account having an average remaining life to maturity greater than five years, or any asset-backed security, other than those issued or guaranteed by the Government National Mortgage Association, the Fannie Mae or Federal Home Loan Mortgage Corporation, or any Derivative Contract;

(xii) commence any cause of action or proceeding other than in accordance with past practice or settle any action, claim, arbitration, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry or other proceeding against Monticello, Monticello Bank or any of their respective subsidiaries for material money damages or restrictions upon any of their operations;

(xiii) originate or acquire any loans or other extensions of credit in an amount in individual instances in excess of $100,000 except for originations (A) in accordance with existing Monticello and Monticello Bank lending policies and approved by CapitalSouth or CapitalSouth Bank (which approval shall not be unreasonably withheld), (B) any lending commitments outstanding on the date hereof or (C) of permanent single family mortgage loans originated for sale under either a commitment from a credit-worthy third party to purchase or in a manner consistent with institutional underwriting guidelines;

(xiv) sell or dispose of any assets other than in the ordinary course of business consistent with past practice; notwithstanding the foregoing, Monticello and Monticello Bank shall not sell any portfolio mortgage loans without the prior written approval of CapitalSouth; or

(c) Subject to the common equity requirement as provided for in Section 8.12(a) of this Agreement, Monticello may declare, set aside or pay any dividend or other distribution with respect to the outstanding capital stock of Monticello.

Section 5.2  Current Information.  During the period from the date of this Agreement to the Effective Time of the Merger or the time of termination or abandonment of this Agreement, Monticello will cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of CapitalSouth and CapitalSouth Bank and to report the general status of the ongoing operations of Monticello and Monticello Bank. Monticello will promptly notify CapitalSouth of any material change in the normal course of business or the operations or the properties of Monticello or Monticello Bank, any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) affecting Monticello, Monticello Bank or an Monticello subsidiary, the institution or the threat of material litigation, claims, threats or causes of action involving Monticello or Monticello Bank, and will keep CapitalSouth fully informed of such events. Monticello will furnish to CapitalSouth, promptly after the preparation and/or receipt by Monticello and Monticello Bank thereof, copies of its unaudited monthly and quarterly periodic financial statements and thrift financial reports for the applicable periods then ended, and such financial statements and thrift financial reports shall, upon delivery to CapitalSouth, be treated, for purposes of Section 3.3 hereof, as among the Financial Statements of Monticello, the Financial Statements of Monticello Bank and the Financial Regulatory Reports of Monticello Bank.

Section 5.3  Access to Properties; Personnel and Records; Systems Integration.

(a) For so long as this Agreement shall remain in effect, Monticello, Monticello Bank and their respective subsidiaries shall permit CapitalSouth or its agents commercially reasonable access, during normal business hours, to the properties of Monticello, Monticello Bank and their respective subsidiaries, and shall disclose and make available (together with the right to copy) to CapitalSouth and to its internal auditors, loan review officers, attorneys, accountants and other representatives, all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of Monticello or Monticello Bank, including all books of account (including the general ledger), tax records, minute books of directors’ and shareholders’ meetings, organizational documents, bylaws, contracts and agreements, filings with any regulatory agency, examination reports, correspondence with regulatory or taxing authorities, documents relating to assets, titles, abstracts, appraisals, consultant’s reports, plans affecting employees, securities transfer records and stockholder lists, and any other assets, business activities or prospects in which CapitalSouth may have a reasonable interest, and Monticello, Monticello Bank and their respective subsidiaries shall use commercially reasonable efforts to provide CapitalSouth and its representatives access to the work papers of Monticello’s, Monticello Bank’s and Monticello subsidiaries’ accountants. For so long as this Agreement shall remain in effect, Monticello shall permit a CapitalSouth representative to attend Monticello and Monticello Bank board meetings. Monticello, Monticello Bank and their respective subsidiaries shall not be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer, would contravene any law, rule, regulation, order or judgment or would violate any confidentiality agreement; provided that Monticello, Monticello Bank and their respective subsidiaries shall cooperate with CapitalSouth in seeking to obtain Consents from appropriate parties under whose rights or authority access is otherwise restricted. The foregoing rights granted to CapitalSouth shall not, whether or not and regardless of the extent to which the same are exercised, affect the representations and warranties made in this Agreement by Monticello, Monticello Bank and their respective subsidiaries.

(b) All information furnished by the parties hereto pursuant to this Agreement shall be treated as the sole property of the party providing such information until the consummation of the Merger contemplated hereby and, if such transaction shall not occur, the party receiving the information shall return to the party which furnished such information, all documents or other materials containing, reflecting or referring to such information, shall use its commercially reasonable efforts to keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purposes. The obligation to keep such information confidential shall continue for two (2) years from the date the proposed transactions are abandoned but shall not apply to (1) any information which (A) the party receiving the information was already in possession of prior to disclosure thereof by the party furnishing the information, (B) was then available to the public, or (C) became available to the public through no fault of the party receiving the information; or (2) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction or regulatory agency; provided, however, the party which is the subject of any such legal requirement or order shall use commercially reasonable efforts to give the other party at least ten (10) business days prior notice thereof. Each party hereto acknowledges and agrees that a breach of any of their respective obligations under this Section 5.3 would cause the other irreparable harm for which there is no adequate remedy at law, and that, accordingly, each is entitled to injunctive and other equitable relief for the enforcement thereof in addition to damages or any other relief available at law. Notwithstanding the foregoing, nothing in this Agreement shall prohibit the disclosure of the tax treatment and tax structure, as those terms are used in Treasury Regulation 1.6011-4 or the transactions contemplated by this Agreement from and after the date of the public announcement by the Parties of this Agreement and the Merger.

(c) From and after the date hereof, Monticello shall cause Monticello Bank and its directors, officers and employees to, and shall make all reasonable efforts to cause Monticello Bank’s data processing service providers to, cooperate and assist CapitalSouth in connection with an electronic and systematic conversion of all applicable data regarding Monticello Bank to CapitalSouth Bank’s system of electronic data processing. In furtherance of, and not in limitation of, the foregoing, Monticello shall cause Monticello Bank to make reasonable arrangements during normal business hours to permit personnel and representatives of CapitalSouth Bank to train Monticello Bank employees in CapitalSouth Bank’s system of electronic data processing.

Section 5.4  Approval of Monticello Shareholders.  Monticello will take all steps necessary under applicable laws to call, give notice of, convene and hold a meeting of its shareholders at such time as may be mutually agreed to by the parties for the purpose of approving this Agreement and the transactions contemplated hereby and for such other purposes consistent with the complete performance of this Agreement as may be necessary or desirable. The Board of Directors of Monticello will recommend to its shareholders the approval of this Agreement and the transactions contemplated hereby and Monticello will use commercially reasonable efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby.

Section 5.5  No Other Bids.  Except with respect to this Agreement and the transactions contemplated hereby, neither Monticello nor any “Affiliate” (as defined below) thereof, nor any investment banker, attorney, accountant or other representative (collectively, “Representative”) retained by Monticello, Monticello Bank or any of their respective subsidiaries shall directly or indirectly initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any “Takeover Proposal” (as defined below) by any other party. Except to the extent necessary to comply with the fiduciary duties of Monticello’s Board of Directors as advised by counsel to such Board of Directors, neither Monticello nor any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish or negotiate or enter into any agreement or contract with respect to any Takeover Proposal, and shall direct and use commercially reasonable efforts to cause its Affiliates or Representatives not to engage in any of the foregoing, but Monticello may communicate information about such a Takeover Proposal to its shareholders if and to the extent it is required to do so in order to comply with its legal obligations as advised by counsel. Monticello shall promptly notify CapitalSouth orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. Monticello shall immediately cease and cause to be terminated as of the date of this Agreement any existing activities, discussions or negotiations with any other parties conducted heretofore with respect to any of the foregoing. As used in this Section 5.5, an “Affiliate” of a party means (i) any other party directly or indirectly controlling, controlled by or under common control with such party, (ii) any executive officer, director, partner, employer or direct or indirect beneficial owner of a 10% or greater equity or voting interest in such party, or (iii) any other party for which a party described in clause (ii) acts in any such capacity. As used in this

Section 5.5, “Takeover Proposal” shall mean any proposal for a merger or other business combination involving Monticello, Monticello Bank or any of their respective subsidiaries or for the acquisition of a significant equity interest in Monticello, Monticello Bank or any of their respective subsidiaries or for the acquisition of a significant portion of the assets or liabilities of Monticello, Monticello Bank or any of their respective subsidiaries.

Section 5.6  Maintenance of Properties; Certain Remediation and Capital Improvements.  Monticello, Monticello Bank and their respective subsidiaries will maintain their respective properties and assets in satisfactory condition and repair for the purposes for which they are intended, ordinary wear and tear excepted.

Section 5.7  Environmental Audits.  At the election of CapitalSouth, Monticello will, at CapitalSouth’s expense, with respect to each parcel of real property that Monticello or Monticello Bank owns, leases or subleases, procure and deliver to CapitalSouth, at least thirty (30) days prior to the Effective Time of the Merger, an environmental audit, which audit shall be reasonably acceptable to and shall be conducted by a firm reasonably acceptable to CapitalSouth.

Section 5.8  Title Insurance.  At the election of CapitalSouth, Monticello will, at CapitalSouth’s expense, with respect to each parcel of real property that Monticello or Monticello Bank owns, leases or subleases, procure and deliver to CapitalSouth, at least thirty (30) days prior to the Effective Time of the Merger, a commitment to issue owner’s and leasehold title insurance in such amounts and by such insurance company reasonably acceptable to CapitalSouth, which policy shall be free of all material exceptions to CapitalSouth’s reasonable satisfaction.

Section 5.9  Surveys.  At the election of CapitalSouth, with respect to each parcel of real property as to which a title insurance policy is to be procured pursuant to Section 5.8 hereof, Monticello will, at CapitalSouth’s expense, procure and deliver to CapitalSouth at least thirty (30) days prior to the Effective Time of the Merger, a survey of such real property, which survey shall be reasonably acceptable to and shall be prepared by a licensed surveyor reasonably acceptable to CapitalSouth, disclosing the locations of all improvements, easements, sidewalks, roadways, utility lines and other matters customarily shown on such surveys and showing access affirmatively to public streets and roads and providing the legal description of the property in a form suitable for recording and insuring the title thereof (the “Survey”). The Survey shall not disclose any survey defect or encroachment from or onto such real property that has not been cured or insured over prior to the Effective Time of the Merger.

Section 5.10  Consents to Assign and Use Leased Premises.  With respect to the leases disclosed in Schedule 3.14(a), Monticello will, or shall cause Monticello Bank and each applicable subsidiary of Monticello and Monticello Bank to, obtain all Consents necessary or appropriate to transfer and assign all right, title and interest of Monticello, Monticello Bank and their respective subsidiaries to CapitalSouth Bank and to permit the use and operation of the leased premises by CapitalSouth Bank as of the Effective Time of the Merger.

Section 5.11  Compliance Matters.  Prior to the Effective Time of the Merger, Monticello shall take, or cause to be taken, all steps reasonably requested by CapitalSouth to cure any deficiencies in regulatory compliance by Monticello or Monticello Bank which if not cured would likely have a Material Adverse Effect on Monticello or Monticello Bank; provided, however, neither CapitalSouth nor CapitalSouth Bank shall be responsible for discovering or have any obligation to disclose the existence of such defects to Monticello nor shall CapitalSouth or CapitalSouth Bank have any liability resulting from such deficiencies or attempts to cure them.

Section 5.12  Conforming Accounting and Reserve Policies.  At the request of CapitalSouth, Monticello shall immediately prior to Closing establish and take such reserves and accruals as CapitalSouth reasonably shall request to conform Monticello Bank’s loan, accrual, reserve and other accounting policies to the policies of CapitalSouth Bank, provided, however, such requested conforming adjustment shall not be taken into account as having or contributing to a Material Adverse Effect on Monticello.

Section 5.13  Bank Merger Agreement.  CapitalSouth, at its sole discretion, may require Monticello, prior to the Effective Time of the Merger, to execute and deliver the Bank Merger Agreement substantially in the form annexed hereto as Exhibit 5.13. In the event that CapitalSouth elects to require Monticello to execute and deliver the Bank Merger Agreement, Monticello agrees that it shall cause the Board of Directors of Monticello Bank to approve such Bank Merger Agreement and Monticello shall vote by action by written consent or as otherwise required the shares of capital stock of Monticello Bank held by Monticello in favor of such Bank Merger Agreement and the transactions contemplated thereby.

Section 5.14  Affiliates.  Monticello shall use commercially reasonable efforts to cause all persons who are “affiliates” of Monticello for purposes of Rule 145 under the Securities Act to deliver to CapitalSouth promptly following execution of this Agreement a written agreement in a form substantially similar to Exhibit 5.14, providing that such person will not dispose of CapitalSouth Shares received in the Merger, except in compliance with applicable provisions of the Securities Act and the rules and regulations promulgated thereunder, and in any event shall use commercially reasonable efforts to cause such affiliates to deliver to CapitalSouth such written agreement prior to the Closing Date.

Section 5.15  Certain Agreements.  Contemporaneously with the execution and delivery of this Agreement, Monticello and Monticello Bank shall cause Mr. Bowen, William Marsh, Byron McDaniel, Tony Mooney, Fred Alern, Thaddeus Moseley, W. Robinson Frazier, John Gamble, Larry James and Jamie Myers to execute a Lock-Up Agreement in a form substantially similar to Exhibit 5.15-A and cause William Marsh and Mark Healy to agree in writing to execute an Employment and Non-Competition Agreement in a form substantially similar to Exhibit 5.15-B. Mr. Bowen agrees with CapitalSouth to enter into a non-competition agreement in a form substantially similar to Exhibit 5.15-C.

Section 5.16  Publicity.  Except as otherwise required by law, so long as this Agreement is in effect, neither CapitalSouth nor Monticello shall, or shall permit any of their respective subsidiaries or Affiliates to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld. In the event such press release, public statement or public announcement is required by law, the announcing party will give the other party advance notice of such and provide a copy of the proposed release, statement or announcement to the other party. Monticello acknowledges that CapitalSouth, as a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has various disclosure obligations.

Section 5.17  Certification of Claims.  Immediately prior to the Effective Time of the Merger, Monticello shall deliver a certificate to CapitalSouth regarding any pending or threatened claim under the directors and officers’ insurance policy or the fidelity bond coverage of Monticello or Monticello Bank.

Section 5.18  Mr. Bowen’s Covenants.  Mr. Bowen represents, warrants, covenants and agrees as follows:

(a) Except as set forth on Schedule 5.18(a), Mr. Bowen, as of the date hereof and as of all times through the Effective Time of the Merger is the owner of 1,384 Monticello Shares, each of which is fully paid and non-assessable and each is free and clear of all claims, liens and encumbrances.

(b) Mr. Bowen, except pursuant to this Agreement, will not transfer or hypothecate, any Monticello Shares.

ARTICLE 6

ADDITIONAL COVENANTS AND AGREEMENTS

Section 6.1  Commercially Reasonable Efforts; Cooperation.  Subject to the terms and conditions herein provided, each of the parties hereto agrees to use commercially reasonable efforts promptly to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or otherwise, including attempting to obtain all necessary Consents, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement.

Section 6.2  Regulatory Matters.

(a) As promptly as practicable following the execution and delivery of this Agreement, CapitalSouth and Monticello shall cause to be prepared and filed all required applications and filings with the Regulatory Authorities which are necessary or contemplated for the obtaining of the Consents of the Regulatory Authorities or consummation of the Merger. Such applications and filings shall be in such form as may be prescribed by the respective government agencies and shall contain such information as they may require. The parties hereto will cooperate with each other and use commercially reasonable efforts to prepare and execute all necessary documentation, to effect all necessary or contemplated filings and to obtain all necessary or contemplated permits, consents, approvals, rulings and authorizations of government agencies and third parties which are necessary or contemplated to consummate the transactions contemplated by this Agreement, including, without limitation, those required or contemplated from the Regulatory Authorities, and the shareholders of Monticello. Each of the parties shall have the right to review and approve in advance, which approval shall not be unreasonably withheld, any filing made with, or written material submitted to, any government agencies in connection with the transactions contemplated by this Agreement.

(b) Each party hereto will furnish the other party with all information concerning itself, its Subsidiaries, directors, trustees, officers, shareholders and depositors, as applicable, and such other matters as may be necessary or advisable in connection with any statement or application made by or on behalf of any such party to any governmental body in connection with the transactions, applications or filings contemplated by this Agreement. Upon request, the parties hereto will promptly furnish each other with copies of written communications received by them or their respective Subsidiaries from, or delivered by any of the foregoing to, any governmental body in respect of the transactions contemplated hereby.

Section 6.3  Employment and Employee Benefits Matters.

(a) CapitalSouth shall employ, or cause CapitalSouth Bank to employ, William Marsh and Mark Healy pursuant to separate employment agreements in the form mutually agreed by such individual and CapitalSouth. Excluding those two individuals, the parties acknowledge that nothing in this Agreement shall be construed as constituting an employment agreement between CapitalSouth or any of its affiliates and any officer or employee of Monticello, Monticello Bank or any of their respective subsidiaries or an obligation on the part of CapitalSouth or any of its affiliates to employ any such officers or employees.

(b) The parties agree that, following the Effective Time of the Merger, steps shall be taken to terminate all employee benefit plans of Monticello, Monticello Bank or any of their respective subsidiaries immediately prior to, at or as soon as administratively feasible following the Effective Time of the Merger, provided that the conditions of this subsection (b) and of paragraphs (i)-(ii) below are then met and provided further that all employees of Monticello, Monticello Bank or any of their respective subsidiaries who were participating immediately prior to the Merger in such employee benefit plans of Monticello, Monticello Bank or any of their respective subsidiaries for which CapitalSouth maintains a corresponding plan shall commence participation in CapitalSouth’s corresponding plan upon the later of the Effective Time of the Merger or the date of termination of coverage under the Employee Benefit Plans of Monticello, Monticello Bank or any of their respective subsidiaries without any gap or interruption in coverage (including any gap affecting any of Monticello employee’s dependents), whether a gap in time of coverage or in waiting or elimination periods. Except as otherwise specifically provided below, CapitalSouth agrees that the officers and employees of Monticello, Monticello Bank or any of their respective subsidiaries who CapitalSouth or its subsidiaries employ shall be eligible to participate in CapitalSouth’s employee benefit plans, including welfare and fringe benefit plans, sick leave, vacation, holiday pay and similar payroll practices, on the same basis as and subject to the same conditions as are applicable to any newly-hired employee of CapitalSouth; provided, however, that:

(i) with respect to each CapitalSouth health plan, CapitalSouth shall credit each such employee for eligible expenses incurred by such employee and his or her dependents (if applicable) under the group medical insurance plan of Monticello, Monticello Bank or any of their respective subsidiaries during the current calendar year for purposes of satisfying the deductible provisions under CapitalSouth’s plan for such current year, and CapitalSouth shall waive all waiting periods under said plans for pre-existing conditions; and

(ii) credit for each such employee’s past service with Monticello, Monticello Bank or any of their respective subsidiaries prior to the Effective Time of the Merger (“Past Service Credit”) shall be given by CapitalSouth to employees for purposes of:

(A) determining vacation, severance, sick leave and other leave benefits and accruals, in accordance with the established policies of CapitalSouth;

(B) establishing eligibility for participation in and vesting under CapitalSouth’s welfare and fringe benefit plans, and for purposes of determining the scheduling of vacations and other determinations which are made based on length of service; and

(C) subject to applicable law, determining eligibility to participate in, and vesting in accrued benefits under the CapitalSouth Bancorp 401(k) plan.

Section 6.4  Registration Statement.  Within sixty (60) days of the date of this Agreement, CapitalSouth shall cause the Registration Statement to be filed and shall use commercially reasonable efforts to cause such Registration Statement to be declared effective under the Securities Act, which Registration Statement, at the time it becomes effective, and at the Effective Time of the Merger, shall in all material respects conform to the requirements of the Securities Act and the general rules and regulations of the SEC promulgated thereunder. The Registration Statement shall include the form of Proxy Statement for the meetings of each of Monticello’s and CapitalSouth’s respective shareholders to be held for the purpose of having such shareholders vote upon the approval of this Agreement. Monticello, Monticello Bank and their respective subsidiaries will furnish to CapitalSouth the information required to be included in, or otherwise necessary or appropriate for the preparation of, the Registration Statement with respect to its business and affairs before it is filed with the SEC and again before any amendments are filed and before the Proxy Statement is mailed to Monticello shareholders. CapitalSouth shall take all actions required to qualify or obtain exemptions from such qualifications for the CapitalSouth Shares to be issued in connection with the transactions contemplated by this Agreement under applicable state blue sky securities laws, as appropriate.

Section 6.5  Market Stand-Off Agreement.  Mr. Bowen agrees that he shall not, to the extent requested by CapitalSouth or an underwriter of securities of CapitalSouth, sell or otherwise transfer or dispose of any CapitalSouth Shares then owned by him (other than to donees or partners of such shareholders who agree to be similarly bound) for up to one hundred eighty (180) days following the effective date of any registration statement of CapitalSouth filed under the Securities Act. If requested by CapitalSouth, Mr. Bowen shall enter into an agreement, in form and content satisfactory to CapitalSouth, to such effect.

Section 6.6  Indemnification.

(a) Subject to the conditions set forth in the succeeding paragraphs, for a period commencing at the Effective Time of the Merger and continuing for six years after the Effective Time of the Merger, CapitalSouth shall, or shall cause CapitalSouth Bank to, indemnify, defend and hold harmless each director and officer of Monticello or Monticello Bank (each being an “Indemnified Party”) against all liabilities or litigation arising out of actions or omissions occurring upon or prior to the Effective Time of the Merger (including without limitation the transactions contemplated by this Agreement) to the maximum extent permitted under the Florida Business Corporation Act but subject to the limitations contained in 12 U.S.C. §1828(k), 12 C.F.R. Part 359 of the FDIC regulations and 12 C.F.R. §545.121 and except for any changes which may be required to conform with changes in applicable law and any changes which do not affect the application of such provisions to acts or omissions of such individuals prior to the Effective Time of the Merger.

(b) CapitalSouth shall use commercially reasonable efforts, at a cost not in excess of its current cost to Monticello, to cause individuals serving as directors and officers of any Monticello on the Closing Date to be covered by “tail” coverage on Monticello’s existing directors’ and officers’ insurance policies with a claims period of at least two years from the Effective Time of the Merger with respect to directors and officers’

liability insurance in an amount and scope comparable to Monticello’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time of the Merger.

(c) Any Indemnified Party wishing to claim indemnification under this, upon learning of any such liability or litigation, shall promptly notify CapitalSouth thereof. In the event of any such litigation which is subject to indemnification under Section 6.6(a) (A) CapitalSouth or CapitalSouth Bank shall have the right to assume the defense thereof with counsel reasonably acceptable to such Indemnified Party and, upon assumption of such defense, CapitalSouth shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if CapitalSouth or CapitalSouth Bank elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between CapitalSouth and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them and CapitalSouth, and CapitalSouth shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that CapitalSouth shall be obligated pursuant to this subsection to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (B) the Indemnified Parties will cooperate in the defense of any such Litigation; and (C) CapitalSouth shall not be liable for any settlement effected without its prior consent (which consent shall not be unreasonably withheld or delayed).

(d) Monticello hereby represents and warrants to CapitalSouth that it has no Knowledge of any claim, pending or threatened, or of any facts or circumstances that could give rise to any obligation by CapitalSouth to provide the indemnification required by this Section 6.6.

(e) In the event the Surviving Corporation or CapitalSouth Bank, or any of their respective successors or assigns transfers all or substantially all of its respective properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or CapitalSouth Bank, as the case may be, shall succeed to or otherwise be bound by the obligations set forth in this Section 6.6.

Section 6.7  No Control of Monticello by CapitalSouth.  Notwithstanding any other provision hereof, until the Effective Time, the authority to operate the Monticello and Monticello Bank and establish and implement the business policies of Monticello and Monticello Bank shall continue to reside solely in Monticello’s and Bank’s officers and boards of directors.

Section 6.8  Exclusive Remedies.  In the event of a breach by Monticello of the representations and warranties made in Article 3 or in the event of a breach by CapitalSouth of the representations and warranties made in Article 4, which in either case is not a knowing or willful breach, the sole and exclusive remedy of the aggrieved party shall be to invoke such breach or breaches as a failure to satisfy the condition set forth in Section 8.1 or Section 9.1, as the case may be, under the standards provided in such condition.

ARTICLE 7

MUTUAL CONDITIONS TO CLOSING

The obligations of CapitalSouth, on the one hand, and Monticello, on the other hand, to consummate the transactions provided for herein shall be subject to the satisfaction of the following conditions, unless waived as hereinafter provided for:

Section 7.1  Shareholder Approval; Amendment of Monticello Articles.  The Merger shall have been approved by the requisite vote of the shareholders of Monticello and the stockholders of CapitalSouth.

Section 7.2  Regulatory Approvals.  All necessary Consents of the Regulatory Authorities shall have been obtained and all notice and waiting periods required by law to pass after receipt of such Consents shall have passed, and all conditions to consummation of the Merger set forth in such Consents shall have been satisfied.

Section 7.3  Litigation.  There shall be no actual or threatened causes of action, investigations or proceedings (i) challenging the validity or legality of this Agreement or the consummation of the transactions contemplated by this Agreement, (ii) seeking damages in connection with the transactions contemplated by this Agreement, or (iii) seeking to restrain or invalidate the transactions contemplated by this Agreement, which, in the case of (i) through (iii), and in the reasonable judgment of CapitalSouth, based upon advice of counsel, would have a Material Adverse Effect with respect to the interests of CapitalSouth or Monticello, as the case may be.

Section 7.4  Proxy Statement and Registration Statement.  The Registration Statement shall have been declared effective by the SEC, no stop order suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated, and CapitalSouth shall have received all state securities laws, or “blue sky” permits or other authorizations, or confirmations as to the availability of exemptions from registration requirements, as may be necessary to issue the CapitalSouth Shares pursuant to the terms of this Agreement.

ARTICLE 8

CONDITIONS TO THE OBLIGATIONS OF CAPITALSOUTH

The obligations of CapitalSouth to consummate the Merger are subject to the fulfillment of each of the following conditions, unless waived as hereinafter provided for:

Section 8.1  Representations and Warranties.  The representations and warranties of Monticello, Monticello Bank and Mr. Bowen set forth herein shall be true and correct at and as of the date hereof and at and as of the Effective Time of the Merger, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), provided that no representation or warranty of Monticello, Monticello Bank or Mr. Bowen shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless, (i) such fact, event or circumstance was actually known to senior executive officers of Monticello or Monticello Bank or Mr. Bowen or was the result of an intentional act of Monticello, Monticello Bank or Mr. Bowen or (ii) such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Monticello or Monticello Bank, has had or would reasonably be expected to result in a Material Adverse Effect on Monticello or Monticello Bank, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty or (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Change,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty, and CapitalSouth shall have received a certificate, dated the Closing Date, signed on behalf of Monticello and Monticello Bank by the Chief Executive Officer and the Chief Financial Officer of Monticello and Monticello Bank and by Mr. Bowen, to such effect.

Section 8.2  Performance of Obligations.  Each of Monticello, Monticello Bank and Mr. Bowen shall have performed all covenants, obligations and agreements required to be performed by it or him under this Agreement prior to the Effective Time of the Merger.

Section 8.3  Certificate Representing Satisfaction of Conditions.  Monticello and Monticello Bank shall have delivered to CapitalSouth and CapitalSouth Bank a certificate of the Chief Executive Officer of Monticello and Monticello Bank dated as of the Closing Date as to his Knowledge of the satisfaction of the matters described in Section 8.1 and Section 8.2, and such certificate shall be deemed to constitute additional representations, warranties, covenants, and agreements of Monticello under Article 3. For purposes of this Agreement, the term “Knowledge” shall mean the knowledge of a person after reasonable inquiry into the matters for which such person has knowledge.

Section 8.4  Absence of Adverse Facts.  There shall have been no determination by CapitalSouth that any fact, event or condition exists or has occurred that, in the judgment of CapitalSouth, (a) would have a Material Adverse Effect on, or which may be foreseen to have a Material Adverse Effect on, the Condition of

Monticello or Monticello Bank on a consolidated basis or the consummation of the transactions contemplated by this Agreement; or (b) would render the Merger or the other transactions contemplated by this Agreement impractical because of any state of war, national emergency, banking moratorium or general suspension of trading on NASDAQ, the New York Stock Exchange, Inc. or other national securities exchange.

Section 8.5  Opinion of Counsel.  CapitalSouth shall have received an opinion of counsel from Miller, Hamilton, Snider & Odom, L.L.C. or other counsel to Monticello and Monticello Bank acceptable to CapitalSouth in substantially the form set forth in Exhibit 8.5.

Section 8.6  Consents Under Agreements.  Monticello and Monticello Bank shall have obtained the consent or approval of each Person (other than the Consents of the Regulatory Authorities) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation to any obligation, right or interest of Monticello and Monticello Bank under any loan or credit agreement, note, mortgage, indenture, lease, license, or other agreement or instrument, except those for which failure to obtain such consents and approvals would not in the opinion of CapitalSouth, individually or in the aggregate, have a Material Adverse Effect on the Surviving Corporation or upon the consummation of the transactions contemplated by this Agreement.

Section 8.7  Consents Relating to Leased Real Property.  Monticello shall have delivered evidence that each Consent described in Section 3.14(b) shall have been obtained by Monticello, Monticello Bank and any of their respective subsidiaries, as appropriate.

Section 8.8  Material Condition.  There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger by any Regulatory Authority which, in connection with the grant of any Consent by any Regulatory Authority, imposes, in the judgment of CapitalSouth, any material adverse requirement upon CapitalSouth or any CapitalSouth Subsidiary, including, without limitation, any requirement that CapitalSouth sell or dispose of any significant amount of the assets of Monticello, Monticello Bank and their respective subsidiaries, or any other CapitalSouth Subsidiary, provided that, except for any such requirement relating to the above-described sale or disposition of any significant assets of Monticello or any CapitalSouth Subsidiary, no such term or condition imposed by any Regulatory Authority in connection with the grant of any Consent by any Regulatory Authority shall be deemed to be a material adverse requirement unless it materially differs from terms and conditions customarily imposed by any such entity in connection with the acquisition of banks, savings associations and bank and savings association holding companies under similar circumstances.

Section 8.9  [Reserved]

Section 8.10  Outstanding Shares of Monticello.  The total number of Monticello Shares outstanding as of the Effective Time of the Merger shall not exceed 2,880 shares in the aggregate.

Section 8.11  Increase in Borrowing.  Except as disclosed on Schedule 8.11, as of the date of any Financial Statement of Monticello, any Financial Statement of Monticello Bank or any Financial Regulatory Report of Monticello Bank subsequent to the execution of this Agreement, including the date of the Financial Statements of Monticello, the Financial Statements of Monticello Bank and the Financial Regulatory Report of Monticello Bank that immediately precede the Effective Time of the Merger, there shall not have been any material increase in the loan agreements, notes or borrowing arrangements described in (i) through (iii) of Section 3.5 and in Schedule 3.5.

Section 8.12  Financial Condition of Monticello.  As of immediately prior to the Effective Time of the Merger the following conditions shall be met (all calculated in accordance with GAAP):

(a) Monticello on a consolidated basis shall have common equity in excess of $20,500,000; provided that, (i) the reasonable costs and expenses of professionals and third parties incurred by Monticello directly in connection with the transactions contemplated hereunder, including without limitation, McKinnon & Company and counsel and accountants to Monticello, to the extent that such does not exceed the sum of (A) $200,000 plus (B) the fee owed to McKinnon & Company, which is equal to one percent (1%) of the Total Merger Value, and (ii) costs and expenses of third parties incurred by

Monticello or Monticello Bank in connection with complying in its discretion with requests of CapitalSouth, the costs of which have been specifically approved in writing by CapitalSouth, shall not be deemed to reduce to Monticello’s common equity, and the Chief Executive Officer and the Chief Financial Officer of Monticello and Monticello Bank shall have certified to CapitalSouth that all costs and expenses incurred in connection with the transaction contemplated hereunder have been paid or reserved for on the books of Monticello;

(b) Monticello on a consolidated basis shall have a reserve for loan losses at least equal to the greater of 1.22% of gross loans (excluding loans held for sale) or $2,400,000;

(c) Monticello on a consolidated basis shall perform and record a mark to market valuation on mortgage loans held for sale and related hedge positions;

(d) Monticello on a consolidated basis shall have a reserve for any escrow advances on portfolio loans where the loan is over sixty (60) days delinquent; and

(e) Monticello on a consolidated basis shall have a reserve for repurchased loans in an amount equal to or in excess of $300,000.

ARTICLE 9

CONDITIONS TO OBLIGATIONS OF MONTICELLO

The obligation of Monticello to consummate the Merger as contemplated herein is subject to each of the following conditions, unless waived as hereinafter provided for:

Section 9.1  Representations and Warranties.  The representations and warranties of CapitalSouth and CapitalSouth Bank set forth herein shall be true and correct at and as of the date hereof and at and as of the Effective Time of the Merger, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), provided that no representation or warranty of CapitalSouth and CapitalSouth Bank shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless, (i) such fact, event or circumstance was actually known to senior executive officers of CapitalSouth or CapitalSouth Bank or was the result of an intentional act of CapitalSouth and CapitalSouth Bank or (ii) such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of CapitalSouth or CapitalSouth Bank, has had or would reasonably be expected to result in a Material Adverse Effect on CapitalSouth or CapitalSouth Bank, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty or (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Change,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty, and CapitalSouth shall have received a certificate, dated the Closing Date, signed on behalf of CapitalSouth and CapitalSouth Bank by the Chief Executive Officer and the Chief Financial Officer of CapitalSouth and CapitalSouth Bank, to such effect.

Section 9.2  Performance of Obligations.  CapitalSouth and CapitalSouth Bank shall have performed all covenants, obligations and agreements required to be performed by them and under this Agreement prior to the Effective Time of the Merger.

Section 9.3  Certificate Representing Satisfaction of Conditions.  CapitalSouth and CapitalSouth Bank shall have delivered to Monticello and Monticello Bank a certificate of the Chief Executive Officer of CapitalSouth and CapitalSouth Bank dated as of the Effective Time of the Merger as to his Knowledge of the satisfaction of the matters described in Section 9.1 and Section 9.2, and such certificate shall be deemed to constitute additional representations, warranties, covenants, and agreements of CapitalSouth and CapitalSouth Bank under Article 4 of this Agreement.

Section 9.4  Absence of Adverse Facts.  There shall have been no determination by Monticello that any fact, event or condition exists or has occurred that, in the judgment of Monticello, (a) would have a Material

Adverse Effect on, or which may be foreseen to have a Material Adverse Effect on, the Condition of CapitalSouth on a consolidated basis or the consummation of the transactions contemplated by this Agreement, or (b) would render the Merger or the other transactions contemplated by this Agreement impractical because of any state of war, national emergency, banking moratorium, or a general suspension of trading on NASDAQ, the New York Stock Exchange, Inc. or other national securities exchange.

Section 9.5  Consents Under Agreements.  CapitalSouth and CapitalSouth Bank shall have obtained the consent or approval of each Person (other than the Consents of Regulatory Authorities) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the judgment of Monticello, individually or in the aggregate, have a Material Adverse Effect upon the consummation of the transactions contemplated hereby.

Section 9.6  Opinion of Counsel.  Monticello shall have received the opinion of Bradley Arant Rose & White LLP, counsel to CapitalSouth and CapitalSouth Bank, dated the Effective Time of the Merger, to the effect set forth in Exhibit 9.6.

Section 9.7  CapitalSouth Shares.  The CapitalSouth Shares to be issued in connection herewith shall be duly authorized and validly issued and, fully paid and nonassessable, issued free of preemptive rights and free and clear of all liens and encumbrances created by or through CapitalSouth, and shall have been approved for listing on NASDAQ or other national securities exchange.

Section 9.8  Fairness Opinion.  Prior to the Monticello Meeting, Monticello shall have received an opinion from McKinnon & Company, in a form reasonably acceptable to Monticello, stating that the consideration to be delivered to the Monticello shareholders in the Merger is fair to such shareholders from a financial point of view (the “Fairness Opinion”), and such Fairness Opinion shall not have been withdrawn prior to the Closing.

ARTICLE 10

TERMINATION, WAIVER AND AMENDMENT

Section 10.1  Termination.  This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time of the Merger:

(a) by the mutual consent in writing of the Board of Directors of CapitalSouth and Monticello;

(b) by the Board of Directors of CapitalSouth or Monticello if the Merger shall not have occurred on or prior to October 31, 2007, provided that the failure to consummate the Merger on or before such date is not caused by any breach of any of the representations, warranties, covenants or other agreements contained herein by the party electing to terminate pursuant to this Section 10.1(b);

(c) by the Board of Directors of CapitalSouth or Monticello (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.1 in the case of Monticello and Section 9.1 in the case of CapitalSouth or in breach of any covenant or agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other party contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such inaccuracy and which inaccuracy would provide the terminating party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 8.1 in the case of Monticello and Section 9.1 in the case of CapitalSouth;

(d) by the Board of Directors of CapitalSouth or Monticello (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.1 in the case of Monticello and Section 9.1 in the case of CapitalSouth or in breach of any covenant or other agreement contained in this Agreement) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach;

(e) by the Board of Directors of CapitalSouth or Monticello in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of Monticello or CapitalSouth fail to vote their approval of this Agreement and the Merger and the transactions contemplated hereby as required by applicable law at Monticello’s shareholders’ meeting or CapitalSouth’s shareholder meeting, respectively, where the transactions were presented to such shareholders for approval and voted upon;

(f) by the Board of Directors of CapitalSouth or Monticello (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.1 in this case of Monticello and Section 9.1 in the case of CapitalSouth or in breach of any covenant or agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger (other than as contemplated by Section 10.1(e)) cannot be satisfied or fulfilled by the date specified in Section 10.1(b) as the date after which such party may terminate this Agreement; or

(g) by the Board of Directors of CapitalSouth if holders of more than five percent (5%) of the issued and outstanding Monticello Shares (i) vote against the Merger at a meeting of the shareholders of Monticello at which the Merger is to be considered, and (ii) provide written notice to Monticello before the vote is taken that, if the Merger is effectuated, such shareholders intend to exercise their dissenters’ rights pursuant to Section 2.4 hereof.

Section 10.2  Effect of Termination; Termination Fee.

(a) In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, the Agreement shall terminate and have no effect, except as otherwise provided herein and except that the provisions of this Section 10.2, Section 10.5 and Article 11 shall survive any such termination and abandonment.

(b) If, after the date of this Agreement, (i) an Acquisition Transaction (as defined below) is offered, presented or proposed to Monticello or its shareholders, (ii) thereafter this Agreement and the Merger are disapproved by Monticello or by the shareholders of Monticello and (iii) within two (2) years after termination of this Agreement as a result of disapproval by Monticello or by the shareholders of Monticello, an Acquisition Transaction is consummated or a definitive agreement is entered into by Monticello relating to an Acquisition Transaction (a “Trigger Event”), then immediately upon the occurrence of a Trigger Event and in lieu of any other rights and remedies of CapitalSouth, Monticello shall pay CapitalSouth a cash amount of $1,500,000 plus all reasonable costs and expenses incurred by CapitalSouth in connection with this Agreement, including fees and expenses of counsel and accountants, as an agreed-upon termination fee (the “Termination Fee”). For purposes of this Section 10.2, “Acquisition Transaction” shall, with respect to Monticello, mean any of the following: (a) a merger or consolidation, or any similar transaction (other than the Merger) of any company with either Monticello or Monticello Bank, (b) a purchase, lease or other acquisition of all or substantially all the assets of either Monticello or Monticello Bank, (c) a purchase or other acquisition of “beneficial ownership” by any “person” or “group” (as such terms are defined in Section 13(d)(3) of the Exchange Act) (including by way of merger, consolidation, share exchange, or otherwise) which would cause such person or group to become the beneficial owner of securities representing 35% or more of the voting power of Monticello, Monticello Bank or any significant subsidiary of Monticello, or (d) a tender or exchange offer to acquire securities representing 35% or more of the voting power of either Monticello, Monticello Bank or any significant subsidiary of Monticello.

(c) Monticello and CapitalSouth agree that the Termination Fee is fair and reasonable in the circumstances. If a court of competent jurisdiction shall nonetheless, by a final, nonappealable judgment, determine that the amount of any such Termination Fee exceeds the maximum amount permitted by law, then the amount of such Termination Fee shall be reduced to the maximum amount permitted by law in the circumstances, as determined by such court of competent jurisdiction.

Section 10.3  Amendments.  To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of CapitalSouth, Monticello and Mr. Bowen.

Section 10.4  Waivers.  Subject to Section 11.13 hereof, prior to or at the Effective Time of the Merger, CapitalSouth, on the one hand, and Monticello, on the other hand, shall have the right to waive any default in the performance of any term of this Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of the other’s obligations under this Agreement and to waive any or all of the conditions to its obligations under this Agreement, except any condition, which, if not satisfied, would result in the violation of any law or any applicable governmental regulation.

Section 10.5  Non-Survival of Representations and Warranties.  The representations, warranties, covenants or agreements in this Agreement or in any instrument delivered by CapitalSouth, Monticello or Mr. Bowen shall not survive the Effective Time of Merger, except that Section 2.1, Section 2.2, Section 2.3, Section 2.4, Section 2.5, Section 2.6, Section 2.7, Section 5.3(b), Section 6.3(b), Section 6.4, Section 6.5 and Section 6.6 shall survive the Effective Time of the Merger, and any representation, warranty or agreement in any agreement, contract, report, opinion, undertaking or other document or instrument delivered hereunder in whole or in part by any person other than CapitalSouth, CapitalSouth Bank, Monticello or Monticello Bank (or directors and officers thereof in their capacities as such) shall survive the Effective Time of Merger; provided that no representation or warranty of CapitalSouth, CapitalSouth Bank, Monticello or Monticello Bank contained herein shall be deemed to be terminated or extinguished so as to deprive CapitalSouth or CapitalSouth Bank, on the one hand, and Monticello or Monticello Bank, on the other hand, of any defense at law or in equity which any of them otherwise would have to any claim against them by any person, including, without limitation, any shareholder or former shareholder of either party. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that CapitalSouth or Monticello and/or its representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

ARTICLE 11

MISCELLANEOUS

Section 11.1  Alternative Structure.  Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time of the Merger, CapitalSouth shall be entitled to revise the structure of the Merger and/or the subsidiary Merger and related transactions in order to (w) substitute a CapitalSouth Subsidiary in the place of CapitalSouth or CapitalSouth Bank prior to the Merger, whereby such other CapitalSouth Subsidiary would be the Continuing Corporation upon consummation of the Merger, (x) provide that a different entity shall be the surviving corporation in a merger, (y) choose whether to cause the Bank Merger, or (z) dispose or otherwise deal with the thrift charter currently held by Monticello and the Mortgage Lion subsidiary, provided that each of the transactions comprising such revised structure shall (i) be capable of consummation in as timely a manner as the structure contemplated herein and (ii) not otherwise be prejudicial to the interests of Monticello’s shareholders. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

Section 11.2  Definitions.  Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

“Affiliate” of a person shall mean (i) any other person directly or indirectly through one or more intermediaries controlling, controlled by or under common control of such person, (ii) any officer, director, partner, employer or direct or indirect beneficial owner of any 10% or greater equity of voting interest of such person or (iii) any other persons for which a person described in clause (ii) acts in any such capacity.

“Consent” shall mean a consent, approval or authorization, waiver, clearance, exemption or similar affirmation by any person pursuant to any lease, contract, permit, law, regulation or order.

“Environmental Law” means any applicable federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree or injunction relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, whether by type or by substance as a component.

“Hazardous Material” means any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., or any similar federal, state or local law.

“Loan Property” means any property owned by Monticello, Monticello Bank or any of their subsidiaries, or in which Monticello, Monticello Bank or any of their subsidiaries holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect,” with respect to any party, shall mean any event, change or occurrence which, together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business or results of operation, financial performance or prospects of such party and their respective subsidiaries, taken as a whole, or (ii) the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement.

“Participation Facility” means any facility in which Monticello, Monticello Bank or any of their subsidiaries has engaged in Participation in the Management of such facility, and, where required by the context, includes the owner or operator of such facility, but only with respect to such facility.

“Participation in the Management” of a facility has the meaning set forth in 40 C.F.R. § 300.1100(c).

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of Governors of the Federal Reserve System (the “FRB”), the Office of Thrift Supervision (“OTS”), the Federal Deposit Insurance Corporation (the “FDIC”), and all state regulatory agencies having jurisdiction over the parties (including, without limitation, the Alabama Banking Department and the Florida Office of Financial Regulation), the National Association of Securities Dealers, Inc., all national securities exchanges and the Securities and Exchange Commission (the “SEC”).

Section 11.3  Entire Agreement.  This Agreement and the documents referred to herein contain the entire agreement among CapitalSouth, CapitalSouth Bank, Monticello and Monticello Bank with respect to the transactions contemplated hereunder and this Agreement supersedes all prior arrangements or understandings with respect thereto, whether written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing in this Agreement, expressed or implied, is intended to confer upon any person, firm, corporation or entity, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement Notices.

Section 11.4  Notices.  All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by first class or registered or certified mail, postage prepaid, or facsimile transmission addressed as follows:

If to Monticello or Mr. Bowen:

Monticello Bancshares, Inc.
10696 St. Augustine Road
Jacksonville, FL 32257
Attn: Jake Bowen

With a copy to:

Miller, Hamilton, Snider & Odom, L.L.C.
101 Colonial Bank Boulevard
Suite B101
Montgomery, AL 36117
Attention: Hugh C. Nickson, III, Esq.
Fax: (334) 265-4533

If to CapitalSouth or CapitalSouth Bank:

CapitalSouth Bancorp
2340 Woodcrest Place
Birmingham, Alabama 35209
Attention: W. Dan Puckett
Fax: (205) 879-3885

With a copy to:

Bradley Arant Rose & White LLP
One Federal Place
1819 Fifth Avenue North
Birmingham, Alabama 35203
Attention: J. Paul Compton, Jr.
Fax: (205) 521-8800

All such notices or other communications shall be deemed to have been delivered (i) upon receipt when delivery is made by hand, (ii) on the third (3rd) business day after deposit in the United States mail when delivery is made by first class, registered or certified mail, and (iii) upon transmission when made by facsimile transmission if evidenced by a sender transmission completed confirmation.

Section 11.5  Severability.  If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other competent authority to be invalid, void or unenforceable or against public or regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and in no way shall be affected, impaired or invalidated, if, but only if, pursuant to such remaining terms, provisions, covenants and restrictions the Merger may be consummated in substantially the same manner as set forth in this Agreement as of the later of the date this Agreement was executed or last amended.

Section 11.6  Costs and Expenses.  Expenses incurred by Monticello on the one hand, and CapitalSouth on the other hand, in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approval and all other matters related to the closing of the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel and accountants employed by either such party or its affiliates, shall be borne solely and entirely by the party which has incurred same.

Section 11.7  Captions.  The captions as to contents of particular articles, sections or paragraphs contained in this Agreement and the table of contents hereto are inserted only for convenience and are in no way to be construed as part of this Agreement or as a limitation on the scope of the particular articles, sections or paragraphs to which they refer.

Section 11.8  Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document with the same force and effect as though all parties had executed the same document.

Section 11.9  Persons Bound; No Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, distributees, and assigns, but notwithstanding the foregoing, this Agreement may not be assigned by any party hereto, by operation of law or otherwise, unless the prior written consent of the other parties is first obtained (other than by CapitalSouth to an affiliate of CapitalSouth).

Section 11.10  Governing Law.  This Agreement is made and shall be governed by and construed in accordance with the laws of the State of Alabama (without respect to its conflicts of laws principles).

Section 11.11  Arbitration.  The parties hereto, by executing this Agreement, WAIVE THEIR RIGHT TO TRIAL BY JURY of disputes, claims or controversies between themselves or any of their respective officers, directors, partners, employees, shareholders, affiliates or agents (such non-signatories being the intended third party beneficiaries of this Agreement with respect solely to this Section 11.11) and instead agree that ANY AND ALL CONTROVERSIES AND CLAIMS ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH THEREOF, SHALL BE SETTLED BY FINAL AND BINDING ARBITRATION IN ACCORDANCE WITH THE COMMERCIAL ARBITRATION RULES OF THE AMERICAN ARBITRATION ASSOCIATION THEN IN EFFECT.  Any such arbitration proceedings shall be and remain confidential. The panel of arbitrators for any such arbitration shall consist of three members of the American Arbitration Association, one of whom shall be selected by CapitalSouth, one of whom shall be selected by Monticello, and the third who will be selected by the other two. Judgment upon the decision rendered by the arbitrators may be entered in any court having jurisdiction thereof. The parties specifically acknowledge that this Agreement evidences a transaction involving, affecting, affected by, and a part of, interstate commerce and that this Agreement to arbitrate is governed by and enforceable under 9 U.S.C. §§ 1 et seq. The place of arbitration shall be Birmingham, Alabama.

Section 11.12  Exhibits and Schedules.  Each of the exhibits and schedules attached hereto is an integral part of this Agreement and shall be applicable as if set forth in full at the point in the Agreement where reference to it is made.

Section 11.13  Waiver.  The waiver by any party of the performance of any agreement, covenant, condition or warranty contained herein shall not invalidate this Agreement, nor shall it be considered a waiver of any other agreement, covenant, condition or warranty contained in this Agreement. A waiver by any party of the time for performing any act shall not be deemed a waiver of the time for performing any other act or an act required to be performed at a later time. The exercise of any remedy provided by law, equity or otherwise and the provisions in this Agreement for any remedy shall not exclude any other remedy unless it is expressly excluded. The waiver of any provision of this Agreement must be signed by the party or parties against whom enforcement of the waiver is sought. This Agreement and any exhibit, memorandum or schedule hereto or delivered in connection herewith may be amended only by a writing signed on behalf of each party hereto.

Section 11.14  Construction of Terms.  Whenever used in this Agreement, the singular number shall include the plural and the plural the singular. Pronouns of one gender shall include all genders. Accounting terms used and not otherwise defined in this Agreement have the meanings determined by, and all calculations with respect to accounting or financial matters unless otherwise provided for herein, shall be computed in accordance with generally accepted accounting principles, consistently applied. References herein to articles, sections, paragraphs, subparagraphs or the like shall refer to the corresponding articles, sections, paragraphs, subparagraphs or the like of this Agreement. The words “hereof”, “herein”, and terms of similar import shall refer to this entire Agreement. Unless the context clearly requires otherwise, the use of the terms “including”,

“included”, “such as”, or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements.

Section 11.15  Specific Performance.  The Parties hereto agree that irreparable damage would occur in the event that the provisions contained in the Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered, and their respective seals hereunto affixed, by their officers thereunto duly authorized, and have caused this Agreement to be dated as of the date and year first above written.

[CORPORATE SEAL]

MONTICELLO BANCSHARES, INC.

By:	/s/ Jake Bowen
Jake Bowen
Chairman, President and CEO

ATTEST:
/s/  Tiffany Marshall
[Name]
Its Secretary

[CORPORATE SEAL]

CAPITALSOUTH BANCORP

By:	/s/ W. Dan Puckett
W. Dan Puckett
Chairman and Chief Executive Officer

ATTEST:
/s/  Carol W. Marsh
[Name]
Its Secretary

/s/  Jake Bowen
Jake Bowen

APPENDIX B

[LETTERHEAD OF MCKINNON & COMPANY]

May 22, 2007

Board of Directors
Monticello Bancshares, Inc.
10696 St. Augustine Rd.
Jacksonville, Florida 32257

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Monticello Bancshares, Inc. (“Monticello”), of the consideration to be received by Monticello pursuant to the Agreement and Plan of Merger by and between CapitalSouth Bancorp (CapitalSouth) and Monticello Bancshares, Inc. joined by Jake Bowen dated as of February 28, 2007 (the “Merger Agreement”). Under the terms of the Merger, Monticello shareholders in aggregate will have the right to receive $14,000,000 in cash, $8,000,000 in the form of promissory note and 1,047,619 shares of the common stock of CapitalSouth (the, “Aggregate Consideration”), as provided for in the Merger Agreement.

McKinnon & Company, Inc. as part of its investment banking business is regularly involved in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, securities trading, private placements and valuations for estate, corporate and other purposes. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to Monticello and CapitalSouth. We have acted exclusively for the board of directors of Monticello in rendering this fairness opinion, and for our services, including the rendering of this opinion, Monticello will pay us a fee upon closing of the Merger. In addition, Monticello has agreed to reimburse us for out-of-pocket expenses and indemnify us against certain liabilities, including liabilities under federal and state securities laws.

In connection with this opinion, we have reviewed, analyzed and relied upon certain materials relating to the financial and operating condition of Monticello and CapitalSouth including, among other things, the Merger Agreement; the annual reports to shareholders for Monticello and CapitalSouth, certain interim reports to shareholders of Monticello and CapitalSouth, including quarterly reports and certain other communications; other financial information concerning the businesses and operations of Monticello and CapitalSouth furnished to us by the respective companies for the purposes of our analysis, including certain internal financial analyses and forecasts for Monticello and CapitalSouth prepared by the senior managements of the respective companies; certain publicly available information with respect to the banking companies and the types of terms of other transactions that we considered relevant to our analysis and this opinion. We further held discussions with the senior managements of Monticello and CapitalSouth regarding their past, current and prospective operations, financial condition, regulatory examinations, audits and other matters.

In conducting our review and arriving at our opinion, we relied upon and assumed the accuracy and completeness of all the financial and other information provided to us or publicly available, and we did not attempt to verify such information independently. We relied upon the managements of Monticello and CapitalSouth as to the reasonableness and achievability of the financial and operating budgets and forecasts and related assumptions provided to us and assumed that such budgets and forecasts reflected the best available estimates and judgments of such managements and that such budgets and forecasts will be realized in the amounts and in the time periods estimated by such managements. We also assumed, without independent verification, that the aggregate allowances for loan losses for Monticello and CapitalSouth are adequate to cover such losses. We did not make or obtain any evaluations or appraisals of the property of Monticello and CapitalSouth, nor did we examine any loan credit files.

B-1

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: the historical and current financial position and results of operations of Monticello and CapitalSouth; the assets and liabilities of Monticello and CapitalSouth; and the nature and terms of certain other merger transactions involving financial institutions. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

The opinion expressed herein is provided for the benefit of the board of directors of Monticello. We express no opinion as to the underlying business decision of Monticello to effect the Merger, or the availability or advisability of any alternatives to the Merger. This opinion, and any supporting analysis or other material supplied by us, may not be quoted, referred to or used in any public filing or in any written document or for any other purpose without the prior written approval of McKinnon & Company, Inc.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid, as proposed in the Merger Agreement dated February 28, 2007, in the Merger is fair, from a financial point of view, to the common shareholders of Monticello Bancshares, Inc.

Very truly yours,

MCKINNON & COMPANY, INC.

B-2

APPENDIX C

SECTION 607.1301 THROUGH SECTION 607.1333
OF THE FLORIDA BUSINESS CORPORATION ACT

APPRAISAL RIGHTS PROVISIONS OF THE FLORIDA BUSINESS CORPORATION ACT

607.1301 Appraisal rights; definitions. —

The following definitions apply to ss. 607.1302-607.1333:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in § 607.1322-607.1333, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectuation of the corporate action to which the shareholder objects.

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(c) For a corporation with 10 or fewer shareholders, without discounting for lack of marketability or minority status.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

607.1302 Right of shareholders to appraisal. —

(1) A shareholder of a domestic corporation is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a) Consummation of a conversion of such corporation pursuant to s. 607.1112 if shareholder approval is required for the conversion and the shareholder is entitled to vote on the conversion under § 607.1103 and 607.1112(6), or the consummation of a merger to which such corporation is a party if shareholder approval is required for the merger under s. 607.1103 and the shareholder is entitled to vote on the merger or if such corporation is a subsidiary and the merger is governed by s. 607.1104;

(b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c) Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) An amendment of the articles of incorporation with respect to the class or series of shares which reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

(e) Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(f) With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation.

(2) Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1. Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2. Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b) The applicability of paragraph (a) shall be determined as of:

1. The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2. If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a. Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b. Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e) For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy,

has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4) A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a) Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b) Was procured as a result of fraud or material misrepresentation.

607.1303 Assertion of rights by nominees and beneficial owners. —

(1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.

(b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

607.1320 Notice of appraisal rights. —

(1) If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of § 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2) In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3) If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

607.1321 Notice of intent to demand payment. —

(1) If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a) Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

607.1322 Appraisal notice and form. —

(1) If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a) Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1. The shareholder’s name and address.

2. The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3. That the shareholder did not vote for the transaction.

4. Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5. If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

(b) State:

1. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2. A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3. The corporation’s estimate of the fair value of the shares.

4. An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5. That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6. The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c) Be accompanied by:

1. Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2. A copy of § 607.1301-607.1333.

607.1323 Perfection of rights; right to withdraw. —

(1) A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2) A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

607.1324 Shareholder’s acceptance of corporation’s offer. —

(1) If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2) Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

607.1326 Procedure if shareholder is dissatisfied with offer. —

(1) A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.

607.1330 Court action. —

(1) If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.

(2) The proceeding shall be commenced in the appropriate court of the county in which the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(3) All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(5) Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder’s shares, plus interest, as found by the court.

(6) The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

607.1331 Court costs and counsel fees. —

(1) The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4) To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

607.1332 Disposition of acquired shares. —

Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

607.1333 Limitation on corporate payment. —

(1) No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a) Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b) Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2) The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

The restated certificate of incorporation and the restated by-laws of the registrant provide that the registrant shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of the State of Delaware, which permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses (including attorney’s fees), judgments, fines and settlements incurred by him in connection with any such suit or proceeding, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of a derivative action on behalf of the corporation, if he was not adjudged to be liable for negligence or misconduct.

Item 21.	Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this registration statement:

Number	Description

2	Agreement and Plan of Merger of CapitalSouth Bancorp and Monticello Bancshares, Inc. joined in by James C. Bowen dated February 28, 2007, the date of the merger agreement (included as Appendix A to the joint proxy statement-prospectus filed as part of this registration statement)
3.1	Restated Certificate of Incorporation*
3.1	Restated Certificate of Incorporation*
3.2	Certificate of Amendment to the Restated Certificate of Incorporation*
3.3	Certificate of Correction to the Restated Certificate of Incorporation*
3.4	Certificate of Amendment to the Restated Certificate of Incorporation*
3.5	Bylaws of CapitalSouth Bancorp*
4.1	Specimen Stock Certificate of CapitalSouth Bancorp**
4.2	Indenture, dated as of December 19, 2002, by and between CapitalSouth Bancorp (formerly known as Financial Investors of the South, Inc.) and State Street Bank and Trust Company of Connecticut, National Association*
4.3	Guarantee Agreement, dated as of December 19, 2002, by and between CapitalSouth Bancorp (formerly known as Financial Investors of the South, Inc.) and State Street Bank and Trust Company of Connecticut, National Association*
4.4	Indenture, dated as of September 15, 2005, by and between CapitalSouth Bancorp (formerly known as Financial Investors of the South, Inc.) and Wilmington Trust Company*
4.5	Guarantee Agreement, dated as of September 15, 2005, by and between CapitalSouth Bancorp (formerly known as Financial Investors of the South, Inc.) and Wilmington Trust Company*
5	Opinion of Bradley Arant Rose & White LLP as to the legality of the securities being registered
8	Form of opinion of Bradley Arant Rose & White LLP regarding certain tax matters
10.1	1994 Stock Incentive Plan (as amended and restated in 1999)*
10.2	Form of 1994 Stock Incentive Plan Stock Option Agreement*+
10.3	2004 Incentive Stock Option Plan*+
10.4	Form of Incentive Stock Option Award under the 2004 Incentive Stock Option Plan*+
10.5	2005 Stock Incentive Plan*+
10.6	Amended and Restated Directors Compensation Plan*+
10.7	Bank Director Supplemental Retirement Program (included in Exhibit 10.8)*+
10.8	Form of Director Supplemental Retirement Program Director Agreement*+
10.9	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement*+

Number	Description

10.10	Form of Executive Supplemental Retirement Plan Agreement*+
10.11	Incorporators Stock Option Agreement*+
10.12	Amendment No. 1 to Incorporators Stock Option Agreement*+
10.13	Form of 2005 Stock Incentive Plan Stock Option Agreement**+
10.14	Amendment to Incorporators Stock Option Agreement***+
21	Subsidiaries of CapitalSouth Bancorp
23.1	Consent of KPMG LLP (with respect to CapitalSouth Bancorp)
23.2	Consent of Stevens, Powell & Company, P.A. (with respect to Monticello Bancshares, Inc.)
23.3	Consent of McKinnon & Company, Inc.
23.4	Consent of Bradley Arant Rose & White LLP (included in Exhibits 5 and 8)
24	Powers of Attorney
99.1	Form of Opinion of McKinnon & Company (included as Appendix B to the joint proxy statement-prospectus filed as part of this registration statement).
99.2	Form of Proxy Card for the Special Meeting of Stockholders of CapitalSouth Bancorp
99.3	Form of Proxy Card for the Special Meeting of Shareholders of Monticello Bancshares, Inc.

*	Incorporated by reference from corresponding exhibit previously filed with CapitalSouth Bancorp’s Registration Statement on Form S-1 dated October 5, 2005, File No. 333-128829.

**	Incorporated by reference from corresponding exhibit previously filed with CapitalSouth Bancorp’s Amendment No. 1 to Registration Statement on Form S-1 dated November 15, 2005, File No. 333-128829.

***	Incorporated by reference from corresponding exhibit previously filed with CapitalSouth Bancorp’s Amendment No. 2 to Registration Statement on Form S-1 dated December 2, 2005, File No. 333-128829.

+	Management contract or compensatory plan arrangement.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(C) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) [Not applicable]

(5) [Not applicable]

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer and sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on May 22, 2007.

CAPITALSOUTH BANCORP

By:	/s/ W. Dan Puckett
Chief Executive Officer and
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ W. Dan Puckett W. Dan Puckett	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	May 22, 2007

/s/ W. Flake Oakley, IV W. Flake Oakley, IV	President, Director	May 22, 2007

/s/ Carol W. Marsh Carol W. Marsh	Senior Vice President, Secretary and Chief Financial Officer (Principal Financial Officer)	May 22, 2007

/s/ Edison K. Woodie, III Edison K. Woodie, III	Controller (Principal Accounting Officer)	May 22, 2007

/s/ Harold B. Dunn Harold B. Dunn	Director	May 22, 2007

/s/ Stanley L. Graves Stanley L. Graves	Director	May 22, 2007

/s/ Charles K. McPherson, Sr. Charles K. McPherson, Sr.	Director	May 22, 2007

/s/ David W. Wood, II David W. Wood, II	Director	May 22, 2007

INDEX TO EXHIBITS

Exhibit
No.	Description

2	Agreement and Plan of Merger of CapitalSouth Bancorp and Monticello Bancshares, Inc. joined in by James C. Bowen dated February 28, 2007, the date of the merger agreement (included as Appendix A to the joint proxy statement-prospectus filed as part of this registration statement)
3.1	Restated Certificate of Incorporation*
3.1	Restated Certificate of Incorporation*
3.2	Certificate of Amendment to the Restated Certificate of Incorporation*
3.3	Certificate of Correction to the Restated Certificate of Incorporation*
3.4	Certificate of Amendment to the Restated Certificate of Incorporation*
3.5	Bylaws of CapitalSouth Bancorp*
4.1	Specimen Stock Certificate of CapitalSouth Bancorp**
4.2	Indenture, dated as of December 19, 2002, by and between CapitalSouth Bancorp (formerly known as Financial Investors of the South, Inc.) and State Street Bank and Trust Company of Connecticut, National Association*
4.3	Guarantee Agreement, dated as of December 19, 2002, by and between CapitalSouth Bancorp (formerly known as Financial Investors of the South, Inc.) and State Street Bank and Trust Company of Connecticut, National Association*
4.4	Indenture, dated as of September 15, 2005, by and between CapitalSouth Bancorp (formerly known as Financial Investors of the South, Inc.) and Wilmington Trust Company*
4.5	Guarantee Agreement, dated as of September 15, 2005, by and between CapitalSouth Bancorp (formerly known as Financial Investors of the South, Inc.) and Wilmington Trust Company*
5	Opinion of Bradley Arant Rose & White LLP as to the legality of the securities being registered
8	Form of opinion of Bradley Arant Rose & White LLP regarding certain tax matters
10.1	1994 Stock Incentive Plan (as amended and restated in 1999)*
10.2	Form of 1994 Stock Incentive Plan Stock Option Agreement*+
10.3	2004 Incentive Stock Option Plan*+
10.4	Form of Incentive Stock Option Award under the 2004 Incentive Stock Option Plan*+
10.5	2005 Stock Incentive Plan*+
10.6	Amended and Restated Directors Compensation Plan*+
10.7	Bank Director Supplemental Retirement Program (included in Exhibit 10.8)*+
10.8	Form of Director Supplemental Retirement Program Director Agreement*+
10.9	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement*+
10.10	Form of Executive Supplemental Retirement Plan Agreement*+
10.11	Incorporators Stock Option Agreement*+
10.12	Amendment No. 1 to Incorporators Stock Option Agreement*+
10.13	Form of 2005 Stock Incentive Plan Stock Option Agreement**+
10.14	Amendment to Incorporators Stock Option Agreement***+
21	Subsidiaries of CapitalSouth Bancorp
23.1	Consent of KPMG LLP (with respect to CapitalSouth Bancorp)
23.2	Consent of Stevens, Powell & Company, P.A. (with respect to Monticello Bancshares, Inc.)
23.3	Consent of McKinnon & Company, Inc.
23.4	Consent of Bradley Arant Rose & White LLP (included in Exhibits 5 and 8)
24	Powers of Attorney
99.1	Form of Opinion of McKinnon & Company (included as Appendix B to the joint proxy statement-prospectus filed as part of this registration statement).
99.2	Form of Proxy Card for the Special Meeting of Stockholders of CapitalSouth Bancorp
99.3	Form of Proxy Card for the Special Meeting of Shareholders of Monticello Bancshares, Inc.

*	Incorporated by reference from corresponding exhibit previously filed with CapitalSouth Bancorp’s Registration Statement on Form S-1 dated October 5, 2005, File No. 333-128829.

**	Incorporated by reference from corresponding exhibit previously filed with CapitalSouth Bancorp’s Amendment No. 1 to Registration Statement on Form S-1 dated November 15, 2005, File No. 333-128829.

***	Incorporated by reference from corresponding exhibit previously filed with CapitalSouth Bancorp’s Amendment No. 2 to Registration Statement on Form S-1 dated December 2, 2005, File No. 333-128829.

+	Management contract or compensatory plan arrangement.